UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GAZIT-GLOBE LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	6500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Gazit-Globe Ltd.
1 Hashalom Rd.
Tel-Aviv 67892, Israel
(972)(3) 694-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gazit Group USA, Inc.
1696 NE Miami Gardens Drive,
North Miami Beach, FL
33179, USA
(305) 947-8800

(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Dan Shamgar, Adv. Shaul Hayoun, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (972)(3) 610-3100 Fax: (972)(3) 610-3111	Phyllis G. Korff, Esq. Yossi Vebman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Tel: (212) 735-3000 Fax: (212) 735-2000	Aaron M. Lampert, Adv. Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005	Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036-2787 Tel: (212) 819-8200 Fax: (212) 354-8113

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Proposed maximum aggregate offering
Title of each class of securities to be registered	price(1)(2)	Amount of registration fee

Ordinary Shares, par value NIS 1.00 per share	U.S.$145,176,000	U.S.$16,638

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.
(2)	Includes the offering price of additional ordinary shares that the underwriters may purchase, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission has declared the registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

Subject to Completion, Dated December 5, 2011

PROSPECTUS

12,000,000 Shares
Gazit-Globe Ltd.
Ordinary Shares

This is our initial public offering in the United States. We are offering 12,000,000 of our ordinary shares. Prior to this offering, there has been no public market in the United States for our ordinary shares. All of the 12,000,000 ordinary shares to be sold in the offering are being sold by us. We have granted the underwriters a 30-day option to purchase up to an additional 1,800,000 ordinary shares from us to cover over-allotments.

Our ordinary shares are listed on the Tel Aviv Stock Exchange, or the TASE, under the symbol “GLOB.” On December 4, 2011, the last reported sale price of our ordinary shares on the TASE was NIS 39.28, or U.S.$10.52, per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.732 = U.S.$1.00).

We have applied to have our ordinary shares listed on the New York Stock Exchange, or the NYSE, under the symbol ‘‘GZT.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment on or about          , 2011.

Citigroup	Deutsche Bank Securities

Barclays Capital

          , 2011.

SUMMARY	1
RISK FACTORS	15
FORWARD-LOOKING STATEMENTS	37
PRICE RANGE OF OUR ORDINARY SHARES	38
EXCHANGE RATE INFORMATION	39
USE OF PROCEEDS	40
DIVIDEND POLICY	41
CAPITALIZATION	42
DILUTION	43
SELECTED CONSOLIDATED FINANCIAL DATA	45
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	48
MARKET OVERVIEW	119
BUSINESS	133
MANAGEMENT	152
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	176
PRINCIPAL SHAREHOLDERS	181
DESCRIPTION OF SHARE CAPITAL	183
SHARES ELIGIBLE FOR FUTURE SALE	190
TAXATION	192
UNDERWRITING	202
EXPENSES RELATED TO THIS OFFERING	207
LEGAL MATTERS	207
EXPERTS	207
ENFORCEABILITY OF CIVIL LIABILITIES	207
WHERE YOU CAN FIND ADDITIONAL INFORMATION	208
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
EX-3.1
EX-3.2
EX-3.3
EX-3.4
EX-3.5
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.11
EX-10.12
EX-10.13
EX-10.14
EX-21.1
EX-23.1
EX-23.2
EX-23.3
EX-23.6
EX-99.1
EX-99.2

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, offering to sell, or solicit any offers to buy, any security other than the ordinary shares offered by this prospectus. In addition, we are not offering, and the underwriters are not offering, to sell any securities to, or solicit any offers to buy any securities from, any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction. The information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the possession and distribution of this prospectus outside of the United States.

We obtained the industry and market overview data in this prospectus from a third-party report prepared by Cushman & Wakefield, Inc., who has filed a consent to be named in this prospectus. This prospectus includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the

i

information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

Except where the context otherwise requires, references in this prospectus to:

•	“adjusted EPRA FFO” means EPRA FFO as adjusted for: CPI and exchange rate linkage differences; gain (loss) from early redemption of debentures; depreciation and amortization; and other adjustments, including adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above and adjustments to net income (loss) attributable to equity holders of the Company for the purposes of computing EPRA FFO; expenses arising from the termination of the engagement of senior employees; income from the waiver of bonuses by our chairman and executive vice chairman; and exceptional legal expenses not related to the reporting periods.

•	“average annualized base rent” refers to the average minimum rent due under the terms of the applicable leases on an annualized basis.

•	“community” shopping center is based on the definition published by the International Council of Shopping Centers and means a center that offers general merchandise or convenience-oriented offerings with gross leasable area, or GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, typically discount stores, supermarkets, drugstores, and large-specialty discount stores.

•	“consolidated” refers to entities that are wholly consolidated or proportionately consolidated in Gazit-Globe’s financial statements.

•	“EPRA FFO” means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, and various capital gains and losses, gains from negative goodwill and the amortization of goodwill, changes in the fair value recognized with respect to financial instruments, deferred taxes and non-controlling interests with respect to the above items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures—EPRA FFO and Adjusted EPRA FFO.”

•	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

•	“LEED®” means Leadership in Energy and Environmental Design and refers to an internationally recognized green building certification system designed by the U.S. Green Building Council.

•	“neighborhood” shopping center is based on the definition published by the International Council of Shopping Centers and means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores and is typically anchored by one or more supermarkets.

•	“same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties) and excluding the impact of currency exchange rates.

•	“total return” means the increase or decrease in the market value of a stock or a stock index over a specific time period (assuming payment of cash dividends) based on the opening price or level of the stock or stock index, as applicable, at the beginning of the period and the closing price or level of the stock or stock index, as applicable, on December 4, 2011. “10 year total return” is based on the opening price or level of the stock or stock index on December 4, 2001. “Five year total return” is based on the opening price or level of the stock or stock index on December 4, 2006. “Three year

ii

total return” is based on the opening price or level of the stock or stock index on December 4, 2008. “Two year total return” is based on the opening price or level of the stock or stock index on December 6, 2009. “One year total return” is based on the opening price or level of the stock or stock index on December 6, 2010.

Our principal subsidiaries and affiliates are:

•	“Acad” means Acad Building & Investments Ltd. through which Gazit Development currently holds 73.8% of the share capital and voting rights of U. Dori Group Ltd.

•	“Atrium” means Atrium European Real Estate Limited (VSE/EURONEXT:ATRS) which owns and operates shopping centers in Central and Eastern Europe.

•	“Citycon” means Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S) which owns and operates shopping centers in Northern Europe.

•	“Dori Group” means U. Dori Group Ltd. and its subsidiaries, including U. Dori Construction Ltd. which is also traded on the Tel Aviv Stock Exchange, and U. Dori Construction Ltd.’s wholly-owned subsidiaries and related companies.

•	“Equity One” means Equity One, Inc. (NYSE:EQY) which owns and operates shopping centers in the United States.

•	“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada.

•	“Gazit America” means Gazit America Inc. (TSX:GAA) which owns medical office buildings located in Canada through its wholly-owned subsidiary ProMed Canada and as of September 30, 2011, held 12.7% of Equity One’s share capital.

•	“Gazit Brazil” means Gazit Brazil Ltda. which owns and operates shopping centers in Brazil.

•	“Gazit Development” means Gazit-Globe Israel (Development) Ltd. which wholly-owns Gazit Development (Bulgaria) and holds 73.8% of Dori Group.

•	“Gazit Germany” means Gazit Germany Beteiligungs GmbH & Co. KG which owns and operates shopping centers in Germany.

•	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), formerly known as Gazit Inc., which had voting power over 58.5% of our issued ordinary shares as of September 30, 2011 and, after giving effect to this offering, will have voting power over 54.3% of our issued ordinary shares.

•	“ProMed” means ProMed Properties Inc. which owns and operates medical office buildings in the United States.

•	“ProMed Canada” means ProMed Properties (CA), Inc. which owns and operates medical office buildings in Canada.

•	“Royal Senior Care” or “RSC” means Royal Senior Care, LLC which owns and operates senior housing facilities in the United States.

•	“U. Dori” means U. Dori Group Ltd. (TASE:DRCN). U. Dori is primarily engaged in the development, construction and sale of real estate projects in Israel and Eastern Europe.

Unless otherwise noted, all monetary amounts are in NIS and for the convenience of the reader certain NIS amounts have been translated into U.S. dollars at the rate of NIS 3.712 = U.S.$1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on September 30, 2011. References in this prospectus to (i) “New Israeli Shekel” or “NIS” mean the legal currency of Israel, (ii) “U.S.$,” “$,” “U.S. dollar” or “dollar” mean the legal currency of the United States, (iii) “Euro,” “EUR” or “€” mean the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, (iv) “Canadian dollar” or “C$” mean the legal currency of Canada, and (v) “BRL” means the legal currency of Brazil.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of this offering, but does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes and management’s discussion and analysis thereof included elsewhere in this prospectus, before making an investment decision to purchase the ordinary shares. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional ordinary shares is not exercised.

In this prospectus, all references to (i) “we,” “us,” or “our,” are to Gazit-Globe Ltd. and those companies that are consolidated or proportionally consolidated in its financial statements, and (ii) “Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries.

Business Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our more than 660 properties have a gross leasable area, or GLA, of approximately 75 million square feet and are geographically diversified across 20 countries, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel, Germany and Brazil. We operate properties with a total value of approximately $18.5 billion (including the full value of properties that are consolidated, proportionately consolidated and unconsolidated under accounting principles, approximately $3.1 billion of which is not recorded in our financial statements) as of September 30, 2011. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of September 30, 2011, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles. Since 2001, we have delivered a total return to shareholders of 358% (representing the increase in the market value of our ordinary shares from December 4, 2001 to December 4, 2011 (assuming payment of cash dividends)), outperforming the S&P 500 which delivered a return of 9% and the EPRA Global index which delivered a return of 67%. Our five year total return is -15%, our three year total return is 146%, our two year total return is 9% and our one year total return is -9%. Our adjusted EPRA FFO was NIS 190 million in 2008, NIS 420 million in 2009 and NIS 359 million in 2010.

Since establishing our first real estate operations in the United States in 1992, we have accumulated significant expertise across a broad range of core competencies, including acquiring, operating, managing, leasing, developing, redeveloping, repositioning and improving the performance of supermarket-anchored shopping centers. We have also demonstrated our ability to leverage this expertise and have successfully implemented our business model in many countries around the world. Our properties are owned and operated through a variety of public and private subsidiaries and affiliates. Our primary public subsidiaries are Equity One in the United States, First Capital in Canada and Citycon in Northern Europe. We also jointly control Atrium in Central and Eastern Europe with another party. Additionally, we own and operate medical office building and senior housing businesses in North America through public and private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries. Our unique corporate structure enables us to share the investments in our assets with the public shareholders of our subsidiaries and affiliates, which enhances our ability to expand and diversify.

We operate by establishing a local presence through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing supermarket-anchored shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. By implementing this business model, we have grown our GLA from 3.6 million square feet as of January 1, 2000 to approximately 75 million square feet as of September 30, 2011.

In each of our primary markets, we have a leading presence, extensive leasing expertise and strong tenant relationships. Our experienced local management teams proactively manage our properties to meet the needs of our tenants using their extensive knowledge of local market and consumer trends. These local teams and Gazit-Globe’s executive team utilize local and global perspectives for acquiring, developing, repositioning and managing our properties. By offering our tenants a wide range of well-managed, high quality locations, we have attracted well-established, market-leading supermarkets, drugstores, discount retailers and other necessity-driven businesses. We believe the quality of our properties coupled with the significant scale and creditworthiness of our anchor tenants have led to high lease renewal rates, high occupancy levels and steady increases in rental income. As of September 30, 2011, our properties had an occupancy rate of 94.3% and, as of December 31, 2010 less than 50% of our leases based on base rent and less than 43% of our leases based on GLA were to expire before December 31, 2014.

Competitive Strengths

We believe the following competitive strengths distinguish us from our peers:

•	Necessity-driven asset class. The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. Our supermarket-anchored shopping centers attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property net operating income, or NOI, increased by 2.5% from 2007 to 2008 and 3.1% from 2008 to 2009. In 2010, NOI increased by 3.6% from 2009, and in the first nine months of 2011, NOI increased by 4.7% from the first nine months of 2010.

•	Diversified global real estate platform across 20 countries. We focus our investments primarily on developed economies. More than 95% of our NOI for the year ended December 31, 2010 was derived from properties in countries with investment grade credit ratings as assigned either by Moody’s or Standard & Poor’s, and 87% of our NOI for the year ended December 31, 2010 and 86% of our NOI for the nine months ended September 30, 2011 was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor’s. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries.

•	Proven business model implemented in multiple markets driving growth. The business model that we have developed and implemented over the last 20 years, whereby we own and operate our properties through our public and private subsidiaries and affiliates, has driven substantial and consistent growth. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. As of September 30, 2011, Equity One owned 197 properties (including properties under development) with a GLA of 22.8 million square feet. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in a Toronto Stock Exchange-listed company in 2000. We have since expanded to 166 properties

(including properties under development) in Canada with a GLA of 22.8 million square feet as of September 30, 2011. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model.

•	Leading presence and local market knowledge. We have a leading presence in most of our markets. Leveraging our leading market positions and our local management teams’ extensive knowledge of these markets gives us access to attractive acquisition, development and redevelopment opportunities while mitigating the risks involved in these opportunities. In addition, our senior management provides our local management teams with strategic guidance to proactively manage our business, calibrated to the needs and requirements of each local management team. This approach also allows us to address the needs of our regional and national tenants and to anticipate trends on a timely basis.

•	Strong financial position and global access to capital. As of September 30, 2011, Gazit-Globe had available liquid assets, including short term investments, and unused lines of credit of NIS 1.7 billion ($453 million) and Gazit-Globe, together with its subsidiaries and affiliates, had NIS 7.7 billion ($2.1 billion) for acquisition of assets, development and redevelopment of our properties and opportunistic expansion of our business. We have capacity to incur additional secured and unsecured indebtedness in each of our markets. In addition to liquidity from internally-generated cash and available lines of credit, our securities and the securities of our major subsidiaries and affiliates are traded on six international stock exchanges, and we have benefited from the flexibility offered by raising debt or equity financing on many of these public markets. We believe that this global access to liquidity lowers our overall cost of capital to grow our business and provides us with the ability to pursue opportunities quickly and efficiently.

•	Strong relationships with a diverse group of market-leading tenants. We have strong relationships with a diverse group of market-leading tenants in the countries in which we operate. These tenants are well-established, market-leading supermarkets, drugstores and discount retailers and other necessity-driven businesses. These relationships enable us to involve our tenants in the early stages of development or redevelopment projects, which significantly reduces our leasing risk. We also use these relationships as the basis for acquisition of properties in markets in which these tenants already have a presence or into which they want to expand. For the year ended December 31, 2010, our single largest tenant and our ten largest tenants as a group each represented only 4.2% and 20.0% of our rental income, respectively.

•	Highly experienced and committed management team with strong track record. Our senior management team includes Chaim Katzman, our Chairman, Dori Segal, our Executive Vice Chairman, Aharon Soffer, our President, Eran Ballan, our Senior Executive Vice President and General Counsel, and Gadi Cunia, our Senior Executive Vice President and Chief Financial Officer. Our management team has shown the ability to continually grow our business and build shareholder value. We believe that the significant equity holdings of Messrs. Katzman and Segal, who beneficially hold 24.2% and 12.7% of the economic interests in Gazit-Globe as of November 30, 2011, and have built our business over the past 20 years, strongly align their interests with the interests of our shareholders.

Business and Growth Strategies

Our business and growth strategies are as follows:

•	Continue to focus on supermarket-anchored shopping centers. We will continue to concentrate on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven real estate assets predominantly in densely-populated areas with high barriers to entry and attractive demographic trends in countries with stable GDP growth, political and economic stability and strong credit ratings. We believe that this approach, combined with the geographic diversity of our current properties and our conservative approach to risk, will provide growing long-term returns.

•	Pursue high growth opportunities to complement our stable asset base. We intend to continue to expand into new high growth markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 20 years. While we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable countries with compelling demographics through a thorough knowledge of local markets. For example, since we first established an office in Brazil in 2007, we have grown our presence there from one shopping center to four shopping centers with a GLA of approximately 384,000 square feet as of September 30, 2011. We also intend to continue investing in medical office buildings as we believe that this class of real estate investments is less sensitive to economic cycles than commercial real estate in general and that demand will continue to grow for healthcare services, particularly in North America.

•	Enhance the performance of existing assets. We continually seek to enhance the performance of our existing assets by repositioning, expanding and redeveloping our existing properties. We believe that improving our properties makes them more desirable for both our supermarket anchor tenants and our other tenants, and drives more consumers to our properties, increasing occupancy and our rental income. We continue to actively manage our tenant mix and placement, re-leasing of space, rental rates and lease durations. We believe that the repositioning of our properties and our active management will improve our occupancy rates and rental income, lower our costs and increase our cash flows.

•	Selectively develop new properties in strategic locations. We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. From January 1, 2008 to September 30, 2011, we invested approximately $1.9 billion in development, redevelopment, expansion and improvement projects (including lease expenditures). For example, in 2005, First Capital purchased Morningside Mall, a well-located 13 acre shopping mall for C$12.9 million, which had housed a Walmart and an A&P. The site had deteriorated and both of the anchor tenants had vacated. Today Morningside Crossing, comprising 261,000 square feet of GLA, is a leading shopping destination in a growing urban neighborhood, with tenants such as a Food Basics grocery store, a Shoppers Drug Mart, a medical facility and several banks.

•	Proactively optimize our property base and our allocation of capital. Using the expertise of our local management, we carefully monitor and optimize our property base by taking advantage of opportunities to purchase and sell properties. Proactive management of our property base allows us to use our resources prudently and recycle our capital when we determine that more accretive opportunities are available. We may determine to sell a property or group of properties for a number of reasons, including a determination that we are unable to build critical mass in a particular market, our view that additional investment in a property would not be accretive or because we acquired non-core assets as part of a larger purchase. We may use joint ventures to enter into new markets where we are not established to access attractive opportunities with lower capital risk.

Our Properties

The following table presents a summary of our properties as of September 30, 2011 and their results for the year ended December 31, 2010 and the nine months ended September 30, 2011:

							Nine		Nine		Nine			Nine
						Year	Months	Year	Months	Year	Months	Year		Months
						Ended	Ended	Ended	Ended	Ended	Ended	Ended		Ended		As of
						December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,		September 30,		September 30,
	As of September 30, 2011					2010	2011	2010	2011	2010	2011	2010		2011		2011
		Gazit-
		Globe’s
	Total No. of	Ownership
Region	Properties(1)	Interest	GLA(1)	Occupancy		Rental Income(2)		Percent of Rental Income		Net Operating Income(2)		Same Property NOI Growth(3)				Fair Value(4)(5)
			(thousands of			(U.S.$ in thousands)				(U.S.$ in thousands)						(U.S.$ in
			sq. ft.)													thousands)

Shopping Centers
United States(6)	196	43.1%	22,802	90.6	%(7)	286,940	247,695	23%	24%	208,754	176,212	(0.5)%		1.4%		3,411,690
Canada	158	49.6%	22,811	96.3%		466,768	379,810	38%	37%	302,632	244,934	3.9%		3.5%		5,167,542
Northern Europe	80	47.8%	10,762	95.4%		261,485	215,431	21%	21%	170,080	143,478	(0.3)%		2.7%		3,361,861
Central and Eastern Europe(1)	154	31.2%	12,643	97.0%		86,373	73,505	7%	7%	53,870	47,636	8.9%		10.4%		848,179
Germany	6	100.0%	1,064	95.6%		20,946	16,012	2%	1%	15,178	11,811	5.3%		0.7%		266,336
Israel(8)	11	75.0%	1,446	98.9%		42,868	38,608	4%	4%	31,276	29,268	7.2%		12.1%		618,319
Brazil	4	100.0%	384	89.1%		4,301	6,180	—	—	3,915	5,374	—		—		133,226

Healthcare Properties
Senior housing(1)	15	60%	1,312	87.7%		29,679	21,838	2%	2%	11,277	9,385	16.9%		14.0%		141,661
Medical office	24	— (9)	2,067	93.5%		38,036	36,682	3%	4%	26,320	24,046	(0.6	)%(10)	0.4	%(10)	638,232

Other Properties
Land for future development	—	—	—	—		—	—	—	—	—	—	—		—		520,403
Properties under development(11)	15	—	—	—		—	—	—	—	—	—	—		—		199,813
Other	4	—	84	—		709	486	—	—	380	224	—		—		18,966

Total	667	N/A	75,375	94.3%		1,238,105	1,036,247	100%	100%	823,682	692,368	3.6%		4.7%		15,326,228	(12)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe and senior housing facilities reflect 100% of the number of properties and GLA of Atrium and Royal Senior Care, respectively, both of which are consolidated according to the proportionate consolidation method under IAS 31 in Gazit-Globe’s financial statements.

(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on September 30, 2011 (U.S.$1.00 = NIS 3.712).

(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes redevelopment and expansion.

(4)	Investment properties are measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property. Fair value of investment property was determined by accredited independent appraisers with respect to 69% of such investment properties during the year ended December 31, 2010 (51% of which were performed at December 31, 2010) and 56% of such investment properties for the nine months ended September 30, 2011 (36% of which were performed at September 30, 2011). Fair value of investment property under development was determined by accredited independent appraisers with respect to 51% of such investment properties during the year ended December 31, 2010 (49% of the valuations were performed at December 31, 2010) and 10% of such investment properties for the nine months ended September 30, 2011 (10% of which were performed at September 30, 2011). In each case, the remainder of the valuations was performed by management of our subsidiaries. In determining fair value of investment property and investment property under development, the appraisers and our management used either (1) the comparative approach (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the discounted cash flow approach (less cost to complete and developer profit in the case of investment property under development) or (3) the direct capitalization approach. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investment Property and Investment Property Under Development.”

(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes the applicable proportion of the fair value of the properties of Atrium and Royal Senior Care each of which is proportionately consolidated in Gazit-Globe’s financial statements with respect to the nine months ended September 30, 2011.

(6)	As of September 30, 2011, includes 9 office, industrial, residential and storage properties. As of December 31, 2010, includes six office, industrial, residential and storage properties. On September 26, 2011, Equity One announced that it had entered into an agreement to sell 36 shopping centers comprising approximately 3.9 million square feet. The 36 shopping centers generated net operating income for Equity One of approximately U.S.$35.4 million for the twelve months ended June 30, 2011. Closing of the transaction is subject to customary conditions and is expected to occur in the fourth quarter of 2011.

(7)	Occupancy data excludes the occupancy of 9 office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 90.3%.

(8)	Israel includes one income-producing property in Bulgaria.

(9)	Our medical office buildings are held through (i) ProMed, our wholly-owned subsidiary and (ii) ProMed Canada, a wholly-owned subsidiary of Gazit America, in which Gazit-Globe held a 73.1% interest as of September 30, 2011.

(10)	Represents medical office building same property NOI growth in the United States.

(11)	As of September 30, 2011, total GLA under development was 1.8 million square feet.

(12)	This amount would be approximately NIS 68.7 billion ($18.5 billion) if it included 100% of the fair value of properties held by Atrium and Royal Senior Care and 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting. This amount represents the following amounts recorded in our consolidated statements of financial position as of September 30, 2011 included elsewhere in this prospectus: NIS 51,613 million ($13,904.4 million) of investment property, NIS 2,674 million ($720.4 million) of investment property under development, NIS 2,026 million ($545.8 million) of assets classified as held for sale and NIS 709 million ($191.0 million) of fixed assets, net.

Our Principal Subsidiaries and Affiliates

The following table lists our principal subsidiaries and affiliates and related information:

		Ownership
	Primary Stock Exchange	Interest (%) as of
Subsidiary	(If Publicly Traded)	September 30, 2011	Asset Class

Shopping Centers
Equity One(1)(2)	New York Stock Exchange	43.1	Shopping Centers
First Capital	Toronto Stock Exchange	49.6	Shopping Centers
Citycon	OMX Helsinki	47.8	Shopping Centers
Atrium(3)	Vienna Stock Exchange and EURONEXT	31.2	Shopping Centers
Gazit Germany		100.0	Shopping Centers
Gazit Development		75.0	Shopping Centers
Gazit Brazil		100.0	Shopping Centers
Healthcare Properties
ProMed		100.0	Medical and Research Office Buildings in the United States
Royal Senior Care(3)		60.0	Senior Care Facilities
Gazit America(2)	Toronto Stock Exchange	73.1	Medical and Research Office Buildings in Canada
Other
U. Dori(4)	Tel Aviv Stock Exchange	55.4	Real Estate Construction and Development

(1)	Gazit-Globe’s economic ownership interest in Equity One, which comprises shares held through wholly-owned subsidiaries of Gazit-Globe and through its holding in Gazit America (refer to footnote (2)).

(2)	As of September 30, 2011, Gazit America held 12.7% of Equity One’s share capital.

(3)	Gazit-Globe jointly controls Atrium and Royal Senior Care. For the year ended December 31, 2010 and the nine months ended September 30, 2011, Gazit-Globe proportionately consolidated the results of Atrium and Royal Senior Care.

(4)	Gazit-Globe jointly controlled U. Dori during the year ended December 31, 2010 and during the period ended April 17, 2011 and proportionately consolidated its results for these periods. Until April 17, 2011, Gazit-Globe had a 36.9% interest in U. Dori. On April 17, 2011, Gazit-Globe increased its holding in U. Dori to 73.8%. In June 2011, Gazit-Globe sold 100% of Acad, which holds the 73.8% interest in U. Dori to Gazit Development in which it holds a 75% interest. For further details, see note 3(b) to our financial statements for the nine months ended September 30, 2011 included elsewhere in this prospectus.

We balance our role as the most significant shareholder of each of our primary subsidiaries and affiliates with the recognition that they are public companies in their respective countries with obligations to all of their shareholders. Chaim Katzman, the chairman of our board, serves as the chairman of the board of each of our four major public subsidiaries and affiliates—Equity One, First Capital, Citycon and Atrium—and our Executive Vice Chairman of the Board, Dori Segal, serves on the boards of our three major subsidiaries—Equity One, First Capital and Citycon. We are also active in assisting our public subsidiaries and affiliates in engaging experienced executive management. The level of our involvement with each public subsidiary varies based on each company’s general business needs, with greater guidance provided to those with less well-established operations or in connection with significant transactions, such as an acquisition.

Market Overview

We believe that gross domestic product growth, employment rates, retail trends, consumer confidence, demographics and general business climate are important factors impacting the attractiveness of investments in our markets. These key economic indicators have generally improved in the last year as the global economy has started to recover. We believe that global improvement in economic and employment conditions will have a positive effect on consumer spending in most if not all markets, leading to stronger retail expansion and increased demand for supermarket-anchored shopping centers across most of our current and target markets. Additionally, the level of new retail real estate construction has declined to historically low levels—a trend that we believe could continue for several years. We believe that this supply constraint coupled with increased demand for retail space will likely lead to increased occupancy rates, rental rates and property values. Furthermore, we believe that as property valuations have declined and available capital has become constrained due to the dislocation in the real estate market during the recession, over-leveraged property owners will seek to monetize their assets and rationalize their portfolios leading to attractive acquisition opportunities. We believe these conditions present attractive investment opportunities for well-capitalized property owners with strong operating experience and tenant relationships.

Risk Factors

Investing in our ordinary shares is subject to numerous risks, including those that generally are associated with our industry. You should carefully consider the risks and uncertainties summarized below, the risks described under “Risk Factors,” the other information contained in this prospectus and the consolidated financial statements and related notes included elsewhere in this prospectus before you decide whether to purchase any ordinary shares:

•	Economic conditions may make it difficult to maintain or increase occupancy rates and rents and a deterioration in economic conditions in one or more of our key regions could adversely impact our results of operations.

•	We seek to expand through acquisitions of additional real estate assets and commence operations in new geographic markets; such expansion may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in dilution to our shareholders or dilution of our interests in our subsidiaries and affiliates.

•	We are dependent upon large tenants that serve as anchors in our shopping centers and decisions made by these tenants or adverse developments in their businesses could have a negative impact on our financial condition.

•	If we or our public subsidiaries are unable to obtain adequate capital, we may have to limit our operations substantially. Additionally, the inability of any of our public subsidiaries to satisfy their liquidity requirements may materially and adversely impact our results of operations.

•	We have substantial debt obligations which may negatively affect our results of operations and financial position and put us at a competitive disadvantage. A significant portion of our business is conducted through public subsidiaries and our failure to generate sufficient cash flow from these subsidiaries could result in our inability to repay our indebtedness.

•	Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not have adequately hedged against them.

•	Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which is inherently subjective and subject to conditions outside of our control.

•	Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.

•	We may face difficulties in obtaining or using information from our public subsidiaries.

•	The control that we exert over our public subsidiaries may be subject to legal and other limitations.

•	The market price of our ordinary shares may be adversely affected if the market prices of our publicly traded subsidiaries and affiliates decrease.

See “Risk Factors” in this prospectus for a detailed discussion of certain risks and uncertainties that may materially affect us.

Our Corporate Information

We were incorporated in May 1982. We issued our first prospectus on the TASE in January 1983. Our ordinary shares are currently listed on the TASE under the symbol “GLOB.” Our principal executive offices are located at 1 Hashalom Rd., Tel-Aviv 67892, Israel, and our telephone number is +972 3 694-8000. Our address on the internet is www.gazit-globe.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes.

The “Gazit-Globe” design logo is our property. This prospectus may contain additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Ordinary shares we are offering	12,000,000 ordinary shares (or 13,800,000 ordinary shares if the underwriters fully exercise their option to purchase additional ordinary shares from us).

Ordinary shares to be outstanding immediately after this offering	166,465,394 ordinary shares (or 168,265,394 ordinary shares if the underwriters fully exercise their option to purchase additional ordinary shares from us).

Use of proceeds	We estimate that we will receive net proceeds of $111.0 million, after deducting the underwriting discounts and commissions and the estimated offering expenses, from our sale of ordinary shares in this offering.

We intend to use the net proceeds from this offering for general corporate purposes and to reduce the outstanding balance under our secured revolving credit facilities. We expect to use a portion of the net proceeds to invest in our public and private subsidiaries consistent with past practice and may also use a portion of the net proceeds for the acquisition of, or investment in, companies or properties that complement our activities in the ordinary course of business. See “Use of Proceeds.”

Dividend policy	Our current intention is to continue to declare and distribute a dividend in the future. There can be no assurance, however, that dividends for any year will be declared, or that, if declared, they will correspond to the policy described in this prospectus. In addition, under Israeli law, the payment of dividends may be made only out of accumulated retained earnings or out of the earnings accrued over the two most recent years, whichever is the higher, and in either case provided that there is no reasonable concern that a dividend will prevent us from satisfying current or foreseeable obligations as they become due. See “Dividend Policy.”

Risk factors	Investing in our ordinary shares involves a high degree of risk and purchasers of our ordinary shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

TASE symbol	“GLOB.”

Proposed NYSE symbol	We have applied to have our ordinary shares listed on the New York Stock Exchange under the symbol ‘‘GZT.”

The number of ordinary shares to be outstanding after this offering is based on 154,465,394 ordinary shares outstanding as of the date of this prospectus. The number of outstanding ordinary shares excludes 2,258,502 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2011 with a weighted average exercise price of NIS 33.71 per share:

Unless otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of U.S.$10.52 per ordinary share, the U.S.$ equivalent of NIS 39.28, the last reported sale price of our ordinary shares on the TASE on December 4, 2011 (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.732 = U.S.$1.00); and

•	no exercise by the underwriters of their option to purchase up to an additional 1,800,000 ordinary shares from us.

Summary Consolidated Financial Data

The following table is a summary of our historical consolidated financial and other operating data, which is derived from our consolidated financial statements, which have been prepared in accordance with IFRS. The summary consolidated financial statement data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial statement data as of December 31, 2008 have been derived from audited consolidated financial statements not included in this prospectus. The summary consolidated financial statement data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from our unaudited interim consolidated condensed financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated condensed financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.712 = U.S.$1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on September 30, 2011. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

You should read this summary consolidated financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this prospectus including, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Year Ended December 31,				Nine Months Ended September 30,
(In millions except for per share data)	2008	2009	2010	2010	2010	2011	2011
	NIS			U.S.$	NIS		U.S.$
						(unaudited)

Statement of Operations Data:
Rental income	3,556	4,084	4,596	1,238	3,412	3,847	1,036
Revenues from sale of buildings, land and contractual works performed(1)	613	596	691	186	489	901	243

Total revenues	4,169	4,680	5,287	1,424	3,901	4,748	1,279
Property operating expenses	1,170	1,369	1,551	418	1,156	1,285	346
Cost of buildings sold, land and contractual works performed(1)	679	554	622	167	443	859	232

Total cost of revenues	1,849	1,923	2,173	585	1,599	2,144	578

Gross profit	2,320	2,757	3,114	839	2,302	2,604	701

Fair value gain (loss) on investment property and investment property under development, net(2)	(3,956)	(1,922)	1,017	274	674	953	257
General and administrative expenses	(489)	(584)	(663)	(179)	(474)	(556)	(150)
Other income	704	777	13	4	23	185	50
Other expenses	(85)	(41)	(48)	(13)	(12)	(38)	(10)
Group’s share in earnings (losses) of associates, net	(86)	(268)	2	1	(5)	7	2

Operating income (loss)	(1,592)	719	3,435	926	2,508	3,155	850
Finance expenses	(1,739)	(1,793)	(1,869)	(504)	(1,403)	(1,695)	(457)

	Year Ended December 31,				Nine Months Ended September 30,
(In millions except for per share data)	2008	2009	2010	2010	2010	2011	2011
	NIS			U.S.$	NIS		U.S.$
						(unaudited)

Finance income	802	1,551	569	153	412	50	13
Increase (decrease) in value of financial investments	(727)	81	(18)	(5)	—	(13)	(3)

Income (loss) before taxes on income	(3,256)	558	2,117	570	1,517	1,497	403
Taxes on income (tax benefit)	(597)	(142)	509	137	317	290	78

Net income (loss)	(2,659)	700	1,608	433	1,200	1,207	325

Net income (loss) attributable to:
Equity holders of the Company	(1,075)	1,101	790	213	564	403	109
Non-controlling interests	(1,584)	(401)	818	220	636	804	216

	(2,659)	700	1,608	433	1,200	1,207	325

Basic net earnings (loss) per share	(8.58)	8.49	5.59	1.51	4.06	2.60	0.70
Diluted net earnings (loss) per share	(8.58)	8.47	5.57	1.50	4.03	2.58	0.70

	Year Ended December 31,			Nine Months Ended September 30,
(In thousands)	2008	2009	2010	2010	2011
				(unaudited)

Number of shares used to calculate basic earnings per share	125,241	129,677	141,150	138,850	154,452
Number of shares used to calculate diluted earnings per share	125,303	129,706	141,387	139,059	154,733

(1)	Revenues from sale of buildings, land and contractual works performed primarily comprises revenue from contractual works performed by the Dori Group. For the years ended December 31, 2008, 2009 and 2010 and the period ended April 17, 2011, the Dori Group was consolidated in our financial statements in accordance with the proportionate consolidation method as required under IFRS. Since April 17, 2011, U. Dori has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Cost of buildings sold, land and contractual works performed primarily comprises costs of contractual work performed by the Dori Group.

(2)	Pursuant to IAS 40 “Investment Property,” gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	As of December 31,				As of September 30, 2011
(In millions)	2008	2009	2010	2010	2010	2010
	NIS			U.S.$	NIS	U.S.$
					(unaudited)

Balance Sheet Data:
Investment property	34,966	42,174	43,634	11,755	51,613	13,904
Investment property under development	2,626	2,994	3,296	888	2,674	720
Total assets	44,730	51,504	52,550	14,157	63,746	17,173
Long term interest-bearing liabilities from financial institutions(1)	17,158	17,162	14,969	4,033	19,343	5,211
Long term debentures(2)	10,542	13,862	14,255	3,840	15,906	4,285
Total liabilities	33,624	38,238	37,381	10,071	45,596	12,283
Equity attributable to equity holders of the Company	3,334	5,189	5,915	1,593	6,521	1,757
Non-controlling interests	7,772	8,077	9,254	2,493	11,629	3,133
Total equity	11,106	13,266	15,169	4,086	18,150	4,890

(1)	As of December 31, 2010, NIS 5.7 billion (U.S.$1.5 billion) of our interest-bearing liabilities from financial institutions were unsecured and the remainder were secured. As of September 30, 2011, NIS 7.2 billion (U.S.$1.9 billion) of our interest-bearing liabilities from financial institutions were unsecured and the remainder were secured.

(2)	As of December 31, 2010, NIS 1,049 million (U.S.$283 million) aggregate principal amount of our debentures was secured and the remainder was unsecured. As of September 30, 2011, NIS 1,017 million (U.S.$274 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,			As of September 30,
	2008	2009	2010	2010	2011

Other Operating Data:
Number of consolidated operating properties(1)	453	629	646	638	667
Total GLA (in thousands of sq. ft.)	50,652	67,559	70,006	68,180	75,375
Occupancy (%)	94.5	93.6	93.9	93.7	94.3

(1)	Prior periods have been revised to conform to current period presentation.

	Year Ended December 31,				Nine Months Ended September 30,
In millions (except for per share data)	2008	2009	2010	2010	2010	2011	2011
	NIS				NIS		U.S.$
				U.S.$		(unaudited)

Other Financial Data:
NOI(1)	2,396	2,729	3,058	824	2,266	2,570	692
Adjusted EBITDA(1)	1,874	2,254	2,581	695	1,898	2,142	577
Dividends	155	186	211	57	154	180	48
Dividends per share	1.24	1.42	1.48	0.40	1.11	1.17	0.32
EPRA FFO(1)(2)	(40)	223	106	29	82	67	18
Adjusted EPRA FFO(1)(2)	190	420	359	97	251	294	79
Cash flows provided by (used in):
Operating activities	653	926	782	211	643	892	240
Investing activities	(4,880)	(677)	(2,618)	(705)	(1,466)	(4,386)	(1,182)
Financing activities	4,161	1,225	1,287	347	402	3,543	954

	As of December 31,				As of September 30,
(In millions)	2008	2009	2010	2010	2010	2011	2011
	NIS			U.S.$	NIS		U.S.$

EPRA NAV(1)	3,675	5,631	5,963	1,606	5,489	7,198	1,939
EPRA NNNAV(1)	5,997	5,472	5,125	1,381	4,519	6,252	1,684

(1)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA FFO, Adjusted EPRA FFO, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”

(2)	In countries using IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of the European Public Real Estate Association, or EPRA, which states, “EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US-GAAP.” We believe that EPRA FFO is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks we describe below in addition to the other information set forth elsewhere in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our ordinary shares. These material risks could adversely affect our business, financial condition and results of operations, possibly causing the trading price of our ordinary shares to decline, and you could lose all or part of your investment.

Risks Related to Our Business and Operations

Economic conditions may make it difficult to maintain or increase occupancy rates and rents and a deterioration in economic conditions in one or more of our key regions could adversely impact our results of operations.

In 2010, our rental income was derived 28.3% from the United States, 38.0% from Canada, 22.8% from Northern and Western Europe and 7.0% from Central and Eastern Europe, with the balance derived from other regions. In the first nine months of 2011, our rental income was derived 24.9% from the United States, 41.5% from Canada, 22.3% from Northern and Western Europe and 7.0% from Central and Eastern Europe with the balance derived from other regions. During the recent economic downturn, general market conditions deteriorated in many of our markets, particularly the United States and Central and Eastern Europe, and a lack of financing and a decrease in consumer spending prevented retailers from expanding their activities. As a consequence, occupancy rates declined in some of the regions in which we operate, most significantly in the United States where the occupancy rates for our shopping centers decreased from 93.2% as of December 31, 2007 to 90.6% as of September 30, 2011. In addition, we granted rent concessions to some tenants during this period. The economic downturn adversely affected our net operating income and the value of our assets in all of the regions in which we operate. In addition, currencies in many of our markets weakened during that period. Although general market conditions have improved and currencies have strengthened in those markets since 2010, our ability to maintain or increase our occupancy rates and rent levels depends on continued improvements in global and local economic conditions.

While the economy in many of our markets has been improving, macro-economic challenges, such as low consumer confidence, high unemployment and reduced consumer spending, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in some of our markets and our ability to re-lease vacated space at higher rents. Moreover, companies in some of our markets shifted to a more cautionary mode with respect to leasing as a result of the prevailing economic climate and demand for retail space has declined generally, reducing the market rental rates for our properties. As a result, in these markets we may not be able to re-lease vacated space and, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commissions paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements. These events and factors could adversely affect our rental income and overall results of operations.

While most of our shopping centers are anchored by supermarkets, drugstores or other necessity-oriented retailers, which are less susceptible to economic cycles, other tenants of our public subsidiaries, particularly small shop tenants of Equity One and Atrium, have been vulnerable to declining sales and reduced access to capital. As a result, some tenants have requested rent adjustments and abatements, while other tenants have not been able to continue in business at all. Our ability to renew or replace these tenants at comparable rents could adversely impact occupancy rates and overall results of operations.

We seek to expand through acquisitions of additional real estate assets, including other businesses; such expansion may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in dilution to our shareholders or dilution of our interests in our subsidiaries and affiliates.

Our investing strategy and our market selection process may not ultimately be successful, may not provide positive returns on our investments and may result in losses. The acquisition of properties, groups of properties or other businesses entails risks that include the following, any of which could adversely affect our results of operations and financial condition:

•	we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;

•	we may not be able to integrate any acquisitions into our existing operations successfully;

•	properties we acquire may fail to achieve the occupancy or rental rates we project at the time we make the decision to acquire; and

•	our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs or may fail to properly evaluate the costs involved in implementing our plans with respect to such investment.

Together with our acquisition of individual properties and groups of properties, we have been an active business acquirer and, as part of our growth strategy, we expect to seek to acquire real estate-related businesses in the future. The acquisition and integration of each business involves a number of risks and may result in unforeseen operating difficulties and expenditures in assimilating or integrating the businesses, properties, personnel or operations of the acquired business. Our due diligence prior to our acquisition of a business may not uncover certain legal or regulatory issues that could affect such business. Furthermore, future acquisitions may involve difficulties in retaining the tenants or customers of the acquired business, and disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing operation and development of our current business. Moreover, we can make no assurances that the anticipated benefits of any acquisition, such as operating improvements or anticipated cost savings, would be realized or that we would not be exposed to unexpected liabilities in connection with any acquisition.

To complete a future acquisition, we may determine that it is necessary to use a substantial amount of our available liquidity sources or cash or engage in equity or debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we or our subsidiaries or affiliates issue could have rights, preferences and privileges senior to those of holders of our ordinary shares. If our subsidiaries or affiliates raise additional funds through further issuances of equity or convertible debt securities, Gazit-Globe, as the holder of equity securities of our subsidiaries and affiliates, could suffer significant dilution, and any new equity securities our subsidiaries or affiliates issue could have rights, preferences and privileges senior to those held by Gazit-Globe. We may not be able to obtain additional financing on terms favorable to us, if at all, which could limit our ability to engage in acquisitions.

We are dependent upon large tenants that serve as anchors in our shopping centers and decisions made by these tenants or adverse developments in their businesses could have a negative impact on our financial condition.

We own shopping centers that are anchored by large tenants. Because of their reputation or other factors, these large tenants are particularly important in attracting shoppers and other tenants to our centers. Our rental income depends upon the ability of the tenants of our properties and, in particular, these anchor tenants, to generate enough income to make their lease payments to us. Certain of our anchor tenants may make up a significant percentage of our rental income in certain markets. For example, Kesko accounted for 19.9% of Citycon’s rental income in 2010, and Publix accounted for 11.3% of Equity One’s gross annual minimum rent in 2010. In addition, supermarkets and other grocery stores, many of which are anchor tenants, accounted for approximately 21% of our total rental income for 2010. We generally develop or redevelop our shopping centers based on an agreement with an anchor tenant. Changes beyond our control may adversely affect the tenants’ ability to make lease payments or could result in them terminating their leases. These changes include, among others:

•	downturns in national or regional economic conditions where our properties are located, which generally will negatively impact the rental rates;

•	changes in the buying habits of consumers in the regions surrounding those shopping centers including a shift to preference for online shopping;

•	changes in local market conditions such as an oversupply of properties, including space available by sublease or new construction, or a reduction in demand for our properties;

•	competition from other available properties; and

•	changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.

As a result, tenants may determine not to renew leases or delay lease commencement. In addition, anchor tenants often have more favorable lease provisions and significant negotiating power. In some instances, we may need to seek their permission to lease to other, smaller tenants. Anchor tenants, particularly retail chains, may also change their operating policies for their stores (such as the size of their stores) and the regions in which they operate. As a result, anchor tenants may determine not to renew leases or delay lease commencement. An anchor tenant may decide that a particular store is unprofitable and close its operations in our center, and, while the tenant may continue to make rental payments, such a failure to occupy its premises could have an adverse effect on the property. A lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center. In addition, we are subject to the risk of defaults by tenants or the failure of any lease guarantors to fulfill their obligations, tenant bankruptcies and other early termination of leases or non-renewal of leases. Any of these developments could materially and adversely affect our financial condition and results of operations.

Commencement of operations in new geographic markets and asset classes involves risks and may result in us investing significant resources without realizing a return and may adversely impact our future growth.

The commencement of operations in new geographic markets or asset classes in which we have little or no prior experience involves costs and risks. In the past, we expanded into new regions, including Central and Eastern Europe and Brazil, and into other asset classes, such as medical office buildings and senior care facilities. While we currently have no specific plans to commence operations in new geographic markets or asset classes, we may decide to enter into new markets or asset classes in the future when an opportunity presents itself. When commencing such operations, we need to learn and become familiar with the various aspects of operating in these new geographic markets or asset classes, including regulatory aspects, the business and macro-economic environment, new currency exposure, as well as the necessity of establishing new systems and administrative headquarters at substantial costs. Additionally, it may take many years for an acquisition to achieve desired results as factors such as obtaining regulatory permits, construction, signing the right mix of tenants and assembling the right management team take time to implement. In some cases, we may commence such operations by means of a joint venture which often offers the advantage of a partner with superior experience, but also has the risks associated with any activity conducted jointly with a non-controlled third party. In addition, entry into new geographic markets may also lead to difficulty managing geographically separated organizations and assets, difficulty integrating personnel with diverse business backgrounds and organizational cultures and compliance with foreign regulatory requirements applicable to acquisitions. Our failure to successfully expand into new geographies and asset classes may result in us investing significant resources without realizing a return and may adversely impact our future growth.

If we or our public subsidiaries are unable to obtain adequate capital, we may have to limit our operations substantially.

Our acquisition and development of properties and our acquisition of other businesses and equity interests in real estate companies are financed in part by loans received from banks, insurance companies and other financing sources, as well as from the sale of shares and notes and debentures in public and private offerings. Our public subsidiaries satisfy their capital requirements through debt and equity financings in their respective local markets. The practices in these markets vary significantly, for example, with some of the markets based entirely on bank lending and others depending significantly on accessing the capital markets. Our ability to obtain, or obtain on economically desirable terms, financing could be affected by unavailability or a shortage of external financing sources, changes in existing financing terms, changes in our financial condition and results of operations, legislative changes, changes in the public or private markets in our operating regions and deterioration of the economic situation in our operating regions. Should our ability to obtain financing be impaired, our operations could be limited significantly. Our business results are dependent on our ability to obtain loans or capital in the future in order to repay our loans, notes and debentures.

We have substantial debt obligations which may negatively affect our results of operations and financial position and put us at a competitive disadvantage.

Our organizational documents do not limit the amount of debt that we may incur and we do not have a policy that limits our debt to any particular level. As of September 30, 2011, we and our private subsidiaries had debt and other liabilities outstanding in the aggregate amount of NIS 14,020 million (U.S.$3,777 million) and NIS 725 million (U.S.$195 million), respectively, of which 3.4% matures during the remainder of 2011 and 9.9% matures during 2012. On a consolidated basis, we had debt and other liabilities outstanding as of September 30, 2011 in the aggregate amount of NIS 45,596 million (U.S.$12,283 million), of which 13.4% matures during the next 12 months. Each of our public subsidiaries is subject to its own covenant compliance obligations. Furthermore, the indebtedness of each of our public subsidiaries is independent of each other public subsidiary and is not subject to any guarantee by Gazit-Globe or its wholly-owned subsidiaries.

The amount of debt outstanding from time to time could have important consequences to us and our public subsidiaries. For example, it could

•	require that we dedicate a substantial portion of cash flow from operations to payments on debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other business opportunities that may arise in the future;

•	limit the ability to make distributions on equity securities, including the payment of dividends;

•	make it difficult to satisfy debt service requirements;

•	limit flexibility in planning for, or reacting to, changes in business and the factors that affect profitability, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms;

•	adversely affect financial ratios and debt and operational coverage levels monitored by rating agencies and adversely affect the ratings assigned to our or our public subsidiaries’ debt, which could increase the cost of capital; and

•	limit our or our public subsidiaries’ ability to obtain any additional debt or equity financing that may be needed in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopment or other general corporate purposes or to obtain such financing on favorable terms.

If our or our public subsidiaries’ internally generated cash is inadequate to repay indebtedness upon an event of default or upon maturity, then we or our public subsidiaries will be required to repay or refinance the debt. If we or our public subsidiaries are unable to refinance our indebtedness on acceptable terms or if the amount of refinancing proceeds is insufficient to fully repay the existing debt, we or our public subsidiaries might be forced to dispose of properties, potentially upon disadvantageous terms, which might result in losses and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase without a corresponding increase in our rental rates, which would adversely affect our results of operations.

In addition, our debt financing agreements and the debt financing agreements of our public subsidiaries contain representations, warranties and covenants, including financial covenants that, among other things, require the maintenance of certain financial ratios. Certain of the covenants that apply to Gazit-Globe depend upon the performance of our public subsidiaries and we therefore have less control over our compliance with those covenants. For example, covenants that apply to Gazit-Globe require Citycon to maintain a minimum ratio of equity to total assets less advances received and a minimum ratio of EBITDA to net financial expenses. Another covenant requires First Capital to maintain a minimum ratio of net financial debt to equity.

Should we or our public subsidiaries breach any such representations, warranties or covenants contained in any such loan or other financing agreement, or otherwise be unable to service interest payments or principal repayments, we or our public subsidiaries may be required immediately to repay such borrowings in whole or in part, together with any related costs and a default under the terms of certain of our other indebtedness result from such breach. For example, a decline in the property market or a wide scale tenant default may result in a failure to meet any loan to value or debt service coverage ratios, thereby causing an event of default and we or our public subsidiaries, as the case may be, may be required to prepay the relevant loan. Gazit-Globe’s equity interests in its subsidiaries are pledged as collateral for Gazit-Globe’s revolving credit facilities and other indebtedness incurred by Gazit-Globe directly and private subsidiaries. As of September 30, 2011, the principal amount of such indebtedness was NIS 2,903 million (U.S.$782 million), which constituted 6.4% of our consolidated indebtedness as of such date. In the event that Gazit-Globe is required to prepay its loans, the lenders under such loans may determine to pursue remedies against and cause the sale of those equity interests. In addition, since certain of our properties were mortgaged to secure payment of indebtedness with a principal amount of NIS 11,308 million (U.S.$3,046 million) as of September 30, 2011, which constituted 24.8% of our consolidated indebtedness as of such date, in the event we are unable to refinance or repay our borrowing, we may be unable to meet mortgage payments, or we may default under the related mortgage, deed of trust or other pledge and such property could be transferred to the mortgagee or pledgee, or the mortgagee or pledgee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Moreover, any restrictions on cash distributions as a result of breaching financial ratios, failure to repay such borrowings or, in certain circumstances, other breaches of covenants, representations and warranties under our debt financing agreements could result in us being prevented from paying dividends to our investors and have an adverse effect on our liquidity.

The inability of any of our public subsidiaries to satisfy their liquidity requirements may materially and adversely impact our results of operations.

Even though we present the assets and liabilities of our public subsidiaries on a consolidated basis, they satisfy their short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. Our liquidity and available borrowings presented on a consolidated basis may not therefore be reflective of the position of any one of our public subsidiaries since the liquidity and available borrowings of each of our public subsidiaries are not available to support the others’ operations. Although we have from time to time purchased equity or convertible debt securities of our public subsidiaries, we have not generally made shareholder loans to them and may have insufficient resources to do so even if our overall financial position on a consolidated basis is positive. Each public subsidiary is subject to its own covenant compliance obligations and the failure of any public subsidiary to comply with its obligations could result in the acceleration of its indebtedness which could have a material adverse effect on our financial position and results of operations.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not have adequately hedged against them.

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2010, 33.5% of our total revenues were earned in Canadian dollars, 24.9% in U.S. dollars, 18.1% in Euros, 14.2% in NIS and 0.3% in BRL. For the nine months ended September 30, 2011, 30.5% of our total revenues were earned in Canadian dollars, 20.4% in U.S. dollars, 20.7% in NIS, 16.0% in Euros and 0.5% in BRL. In addition, our reporting currency is the New Israeli Shekel, or NIS, and the functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the Canadian dollar appreciated 5% against the NIS for 2010 compared to 2009, which resulted in our net operating income increasing by NIS 58 million, or 1.3%, compared to 2009. The Canadian dollar depreciated 0.8% against the NIS for the first nine months of 2011 compared to the first nine months of 2010, which resulted in our net operating income decreasing by NIS 7 million, or 0.2%. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosure of Market Risk—Foreign currency risk.” We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We are subject to a disproportionate impact on our properties due to concentration in certain areas.

As of September 30, 2011, approximately 12.4%, 7.0%, 6.1% and 3.5% of our total GLA was located in Florida (U.S.), greater Toronto area (Canada), greater Montreal area (Canada) and metropolitan Helsinki (Finland), respectively. A regional recession or other major, localized economic disruption or a natural disaster, such as an earthquake or hurricane, in any of these areas could adversely affect our ability to generate or increase operating revenues from our properties, attract new tenants to our properties or dispose of unproductive properties. Any reduction in the revenues from our properties would effectively reduce the income we generate from them, which would adversely affect our results of operations and financial condition. Conversely, strong economic conditions in a region could lead to increased building activity and increased competition for tenants.

Certain emerging markets in which we have properties are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Some of our current and planned investments are located in emerging markets, primarily within Central and Eastern Europe and Brazil, which as of September 30, 2011 comprised 16.8% and 0.5% of our total GLA, respectively, and in India, where we have an investment commitment in Hiref International LLC, a real estate fund, for $110 million (of which we had invested $76 million through September 30, 2011) and, as such, are subject to greater risks than those in markets in Northern and Western Europe and North America, including greater legal, economic and political risks. Our performance could be adversely affected by events beyond our control in these markets, such as a general downturn in the economy of countries in which these markets are located, conflicts between states, changes in regulatory requirements and applicable laws (including in relation to taxation and planning), adverse conditions in local financial markets and interest and inflation rate fluctuations. In addition, adverse political or economic developments in these or in neighboring countries could have a significant negative impact on, among other things, individual countries’ gross domestic products, foreign trade or economies in general. While we currently have no plans to enter new emerging markets, some emerging economies in which we currently operate have historically experienced substantial rates of inflation, an unstable currency, high government debt relative to gross domestic products, a weak banking system providing limited liquidity to domestic enterprises, high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings, significant increases in unemployment and underemployment and the impoverishment of a large portion of the population. This may have a material adverse effect on our business, financial condition or results of operations.

Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which is inherently subjective and subject to conditions outside of our control.

Our consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record the fair market value of our real estate assets in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our assets even though no actual disposition of assets took place. For example, in 2009, we wrote down the fair value of our properties on a consolidated basis by NIS 1,922 million and in 2010 we increased the fair value of our properties on a consolidated basis by NIS 1,017 million. Our pretax share of these amounts was NIS 845 million and NIS 579 million, respectively.

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. Fair value of investment property was determined by accredited independent appraisers with respect to 69% of such investment properties during the year ended December 31, 2010 (51% of which were performed at December 31, 2010). A significant proportion of the valuations of our properties were not performed by appraisers at the balance sheet date, based on materiality thresholds that we have applied across our properties. As a result of these factors, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

Other real estate companies that are publicly traded in the United States use U.S. GAAP to report their financial statements and are therefore not currently required to record the fair market of their real estate assets on a quarterly basis. As a result, significant declines or fluctuations in the value of real estate assets could impact us disproportionately compared to these other companies.

Real estate is generally an illiquid investment.

Real estate is generally an illiquid investment as compared to investments in securities. While we do not currently anticipate a need to dispose of a significant number of real estate assets in the short-term, such illiquidity may affect our ability to dispose of or liquidate real estate assets in a timely manner and at satisfactory prices in response to changes in economic, real estate market or other conditions.

We may be obliged to dispose of our interest in a property or properties at a time, for a price or on terms not of our choosing. In addition, some of our anchor tenants have rights of first refusal or rights of first offer to purchase the properties in which they lease space in the event that we seek to dispose of such properties. The presence of these rights of first refusal and rights of first offer could make it more difficult for us to sell these properties in response to market conditions. These limitations on our ability to sell our properties could have an adverse effect on our financial condition and results of operations.

Our competitive position and future prospects depend on our senior management and the senior management of our subsidiaries and affiliates.

The success of our property development and investment activities depend, among other things, on the expertise of our board of directors, our executive team and other key personnel in identifying appropriate opportunities and managing such activities, as well as the executive teams of our subsidiaries and affiliates. The employment agreements pursuant to which Messrs. Katzman and Segal provide such services to Gazit-Globe have expired. Even though their employment agreements have expired, Messrs. Katzman and Segal are continuing to serve as our executive chairman and executive vice chairman, respectively. We are currently in the process of negotiating new terms of employment and compensation for them, but there can be no assurance that we will be able to reach new agreements with either or both of Messrs. Katzman and Segal or that such agreements will be approved as required under the Israeli Companies Law. See “Management—Compensation of Executive Officers and Directors—Employment and Consultant Agreements.” Mr. Katzman currently serves also as the chairman of the board of Equity One, First Capital, Citycon and Atrium, and Mr. Segal currently serves also as the vice chairman of the board, president and chief executive officer of First Capital, the vice chairman of the board of Equity One, a board member in Citycon and the chairman of Gazit America. With respect to some of these positions, Messrs. Katzman and Segal have written engagement and remuneration agreements with such public subsidiaries and affiliates which remain in effect. See “Management—Compensation of Executive Officers and Directors—Employment and Consultant Agreements.” The loss of some or all of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of these individuals. We cannot assure you that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

We face significant competition for the acquisition of real estate assets, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities for acquisitions of necessity-driven real estate, including institutional pension funds, real estate investment trusts and other owner-operators of shopping centers. This competition may affect us in various ways, including:

•	reducing properties available for acquisition;

•	increasing the cost of properties available for acquisition;

•	reducing the rate of return on these properties;

•	reducing rents payable to us;

•	interfering with our ability to attract and retain tenants;

•	increasing vacancy rates at our properties; and

•	adversely affecting our ability to minimize expenses of operation.

The number of entities and the amount of funds competing for suitable properties and companies may increase. Such competition may reduce the number of suitable properties and companies available for purchase and increase the bargaining position of their owners. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors and if we match our competitors, we may experience decreased rates of return and increased risks of loss. If we must pay higher prices, our profitability may be reduced.

Our competitors may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions. Furthermore, companies that are potential acquisition targets may find competitors to be more attractive because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

Our investments in development and redevelopment projects may not yield anticipated returns, and we are subject to general construction risks which may increase costs and delay or prevent the construction of our projects.

An important component of our growth strategy is the redevelopment of properties we own and the development of new projects. Some of our assets, representing 2.5% of the value of our properties as of December 31, 2010 and 1.3% of the value of our properties as of September 30, 2011, are at various stages of development (excluding redevelopment). These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects and the related construction entail the following considerable risks:

•	significant time lag between commencement and completion subjects us to risks of fluctuations in the general economy;

•	failure or inability to obtain construction or permanent financing on favorable terms;

•	inability to achieve projected rental rates or anticipated pace of lease-up;

•	delay of completion of projects, which may require payment of penalties under lease agreements and subject us to claims for breach of contract;

•	incurrence of construction costs for a development project in excess of original estimates;

•	expenditure of money and time on projects that may never be completed;

•	acts of nature, such as harsh climate conditions in the winter, earthquakes and floods, that may damage or delay construction of properties; and

•	delays and costs relating to required zoning or other regulatory approvals.

The inability to complete the construction of a property on schedule or at all for any of the above reasons could have a material adverse effect on our business, financial condition and results of operations.

Insurance on real estate may not cover all losses.

We currently carry insurance on all of our properties. Certain of our policies contain coverage limitations, including exclusions for certain catastrophic perils and certain aggregate loss limits. For example, we have a portfolio of properties located in California, including two properties in the San Francisco Bay area. These properties may be subject to the risk that an earthquake or other similar peril would affect the operation of these properties. We currently do not have comprehensive insurance covering losses from these perils due to the properties being uninsurable, not justifiable and/or commercially reasonable to insure, or for which any insurance that may be available would be insufficient to repair or replace a damaged or destroyed property. In addition, we have a number of properties in Florida that are susceptible to hurricanes and tropical storms. While we generally carry windstorm coverage with respect to these properties, the policies contain per occurrence deductibles and aggregate loss limits that limit the amount of proceeds that we may be able to recover. In addition, our properties in Central and Eastern Europe are generally not subject to flood insurance.

Further, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed.

The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry. In the event of future industry losses, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available.

Should an uninsured loss, a loss over insured limits or a loss with respect to which insurance proceeds would be insufficient to repair or replace the property occur, we may lose capital invested in the affected property as well as anticipated income and capital appreciation from that property, while we may remain liable for any debt or other financial obligation related to that property.

A failure by Equity One to be treated as a REIT could have an adverse effect on our investment in Equity One.

As of September 30, 2011, Equity One has been treated as a REIT for U.S. federal income tax purposes. Subject to certain exceptions, a REIT generally is able to avoid entity-level tax on income it distributes to its shareholders, provided certain requirements are met, including certain income, asset, and distribution requirements. If Equity One ceases to be treated as a REIT and cannot qualify for any relief provisions under the Internal Revenue Code of 1986, as amended, or the Code, Equity One would generally be subject to an entity-level tax on its income at the graduated rates applicable to corporations. Such tax would reduce Equity One’s profitability and would have an adverse effect on our investment in Equity One.

If we or third-party managers fail to efficiently manage our properties, tenants may not renew their leases or we may become subject to unforeseen liabilities.

If we fail to efficiently manage a property or properties, increased costs could result with respect to maintenance and improvement of properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, we sometimes engage third parties to provide management services for our properties. We may not be able to locate and enter into agreements with qualified management service providers. If any third parties providing us with management services do not comply with their agreements or otherwise do not provide services at the level that we expect, our tenant relationships and rental rates for such properties and, therefore, their condition and value, could be negatively affected.

We rely on third-party management companies to manage certain of our properties which represent 4.5% of our total GLA as of September 30, 2011, including properties owned by ProMed, Royal Senior Care and Gazit America. While we are in regular contact with our third-party managers, we do not supervise them and their personnel on a day-to-day basis and we cannot assure you that they will manage our properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of third-party management performance, our operating results and financial condition could be substantially harmed.

Properties held by us are subject to multiple permits and administrative approvals and to compliance with existing and future laws and regulations.

Our operations and properties, including our construction, development and redevelopment activities, are subject to regulation by various governmental entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing and future laws, regulations and standards. A significant change in the regime for obtaining or renewing these licenses, permits, approvals and authorizations, or a significant change in the licenses, permits, approvals and authorizations our operations and properties are subject to, could result in us incurring substantially increased costs which could adversely affect our business, financial condition and results of operation. In addition, each maintenance, construction, development and redevelopment project we undertake must generally receive administrative approvals from various governmental agencies, including fire, health and safety and environmental protection agencies, as well as technical approvals from various utility providers, including electricity, gas and sewage services. These requirements may hinder, delay or significantly increase the costs of these projects, and failure to comply with these requirements may result in fines and penalties as well as cancellation of such projects even, in certain cases, the demolition of the building already constructed. Such consequences could have a material adverse effect on our business, financial condition and results of operations.

We may be subjected to liability for environmental contamination.

As an owner and operator of real estate, we may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from our properties, as well as for governmental fines and damages for injuries to persons and property. We may be liable without regard to whether we knew of, or were responsible for, the environmental contamination and with respect to properties we have acquired, whether the contamination occurred before or after the acquisition. The presence of such hazardous or toxic substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell or lease the real estate or to borrow using the real estate as security. Laws and regulations, as these may be amended over time, may also impose liability for the release of certain materials into the air or water from a property, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species.

We own several properties that will require or are currently undergoing varying levels of environmental remediation. The presence of contamination or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow funds by using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. Although we have environmental insurance policies covering most of our properties, there is no assurance that these policies will cover any or all of the potential losses or damages from environmental contamination; therefore, any liability, fine or damage could directly impact our financial results.

We have significant investments in different countries and our worldwide after-tax income as well as our ability to repatriate it might be influenced by any change in the tax law in such countries.

Our effective tax rate reflected in our financial statements might increase or decrease over time as a result of changes in corporate income tax rates, or by other changes in the tax laws of the various countries in which we operate which could reduce our after-tax income or impose or increase taxes upon the repatriation of earnings from countries in which we operate.

Risks Related to Our Structure

We may face difficulties in obtaining or using information from our public subsidiaries.

We rely on information that we receive from our public subsidiaries both to provide guidance in connection with the business and to comply with our reporting obligations as a public company. We receive information from our public subsidiaries on a quarterly basis in connection with the preparation of our quarterly or annual results of operations. While we believe that we have been, and will continue to be, provided with all material information from our subsidiaries that we require to manage our business and comply with our reporting obligations as a public company, we do not have formal arrangements to receive information with all of our public subsidiaries. In addition, directors in our public subsidiaries who are affiliated with us receive information at their periodic board meetings and through their discussions with management. However, the ability of these directors to use or disclose that information to others at Gazit-Globe prior to its disclosure by the public subsidiary may be subject to limitations resulting from the corporate governance and securities laws governing such subsidiaries and contractual and fiduciary obligations limiting the actions of their directors. In limited circumstances, we could face a conflict between our disclosure obligations and the disclosure obligations of our public subsidiaries. In addition, if we wish to engage in a capital markets or other transaction in which we are required to disclose certain information that our subsidiaries are not required or willing to disclose under their respective securities laws, we may need to change the timing or form of our capital raising plans. Our public subsidiaries are listed in different jurisdictions and operate in different geographic markets and do not present information regarding their operations on a uniform basis. Accordingly, we may not present certain data that is typically presented by other real estate companies in certain jurisdictions.

A significant portion of our business is conducted through public subsidiaries and our failure to generate sufficient cash flow from these subsidiaries, or otherwise receive cash from these subsidiaries, could result in our inability to repay our indebtedness.

We conduct the substantial majority of our operations through public subsidiaries that operate in our key regions around the world. After satisfying their cash needs, these subsidiaries have traditionally declared dividends to their stockholders, including us. In 2010, we received dividend payments of NIS 470 million from these subsidiaries, as well as interest payments of NIS 40 million on account of convertible debentures issued by certain of these subsidiaries. During the nine months ended September 30, 2011, we received and were entitled to dividend payments of NIS 399 million from these subsidiaries, as well as interest payments of NIS 34 million on account of convertible debentures issued by certain of these subsidiaries.

The ability of our subsidiaries in general, and our public subsidiaries in particular, to pay dividends and interest or make other distributions on equity to us, is subject to limitations that could change or become more stringent in the future. Applicable laws of the respective jurisdictions governing each subsidiary may place limitations on payments of dividends, interest or other distributions by each of our subsidiaries or may subject them to withholding taxes. The determination to pay a dividend is made by the boards of directors of each entity and our nominees or persons otherwise affiliated with us represent less than a majority of the members of the boards of directors of each of these entities. In addition, our subsidiaries incur debt on their own behalf and the instruments governing such debt may restrict their ability to pay dividends or make other distributions to us. Creditors of our subsidiaries will be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. The inability of our operating subsidiaries to make distributions to us could have a material adverse effect on our business, financial condition and results of operations.

The control that we exert over our public subsidiaries may be subject to legal and other limitations, and a decision by us to exert that control may adversely impact perceptions of investors in those subsidiaries.

Although we have a controlling interest in each of our public subsidiaries, Equity One, First Capital, Citycon and Gazit America, and have joint control over Atrium, they are publicly traded companies in which significant portions of the shares are held by public shareholders. These entities are subject to legal or regulatory requirements that are typical for public companies and we may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified percentage of shareholders (either under shareholders’ agreements or by operation of law or the rules of a stock exchange). The existence of minority interests in certain of our subsidiaries may limit our ability to influence the operations of these subsidiaries, to increase our equity interests in these subsidiaries, to combine similar operations, to utilize synergies that may exist between the operations of different subsidiaries or to reorganize our structure in ways that may be beneficial to us. Under certain circumstances, the boards of directors of those entities may decide to undertake actions that they believe are beneficial to the shareholders of the subsidiary, but that are not necessarily in the best interests of Gazit-Globe. In addition, in the event that one of our subsidiaries or affiliates issues additional shares either for purposes of capital raising or in an acquisition, our holdings in such subsidiary or affiliate may be diluted or we may be forced to invest capital in such subsidiary to avoid dilution at a time that is not of our choosing and that adversely impacts our capital requirements.

The market price of our ordinary shares may be adversely affected if the market prices of our publicly traded subsidiaries and affiliates decrease.

A significant portion of our assets is comprised of equity securities of publicly traded companies, including Equity One, First Capital, Citycon and Atrium. The stock prices of these publicly traded companies have been volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiaries, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares may also decline.

Changes in our ownership levels of our public subsidiaries and related determinations may impact the presentation of our financial statements and affect investor perception of us.

The determination under IFRS as to whether we consolidate the assets, liabilities and results of operations of our public subsidiaries depends on whether we have legal or effective control over these subsidiaries. As of September 30, 2011, we determined that we had effective control over Citycon, Equity One and First Capital even though we had less than a majority ownership interest and voting rights interest in each entity. In the future, our public subsidiaries may undertake securities offerings or issue securities in connection with acquisitions which result in dilution of our ownership interest. To date, we have frequently participated in securities offerings by our subsidiaries with the result that our ownership interest has generally not been diluted or the dilution has been minimal; however, there can be no assurance that we will do so in the future. Furthermore, we may determine that it is in our best interests and the best interests of our public subsidiaries that they undertake an acquisition that results in dilution to our equity position. In the recent acquisition of CapCo by Equity One, our voting rights interest was reduced from 45.2% to 39.2% which we subsequently increased to 43.1%. In the future, if we do not exercise effective control over a particular subsidiary, we will need to account for our investment in that subsidiary on an equity basis rather on a consolidated basis. If a change in the level of control which impacts whether and how we consolidate our public subsidiaries occurs, such an event may affect investor perception of us and our business model even if there is no material economic impact on our company.

It would have an adverse effect on our results of operations and our shareholders if we become subject to regulation under the U.S. Investment Company Act of 1940.

We believe that we will not be subject to regulation under the U.S. Investment Company Act of 1940, or the Investment Company Act, because we are not engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. In this event, we would be required to register as an investment company and become obligated to comply with a variety of substantive requirements under the Investment Company Act, including limitations on capital structure, restrictions on specified investments, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses, which may make it impractical, if not impossible, for us to continue our business as currently conducted. Furthermore, as a non-U.S. entity, we would be unable to register as an investment company under the Investment Company Act, which could result in us needing to reincorporate as a U.S. entity or cease being a public company in the

United States. As a result of these restrictions, any determination that we are an investment company would have material adverse consequences for our investors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We enter into joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments, which currently include primarily our investment in Atrium with Apollo (formerly CPI) and Equity One’s joint ventures with Liberty International Holdings Limited, Global Retail Investors LLC and DRA Advisors, LLC. Under the agreements with respect to certain of our joint ventures, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. While we have not experienced any material disputes in the past, disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Proposed changes to enhance Israeli corporate governance laws may adversely affect our ability to expand our business and raise capital.

In October 2011, an Israeli governmental committee appointed by the Prime Minister, the Minister of Finance and the Governor of the Bank of Israel, or the Committee, published its draft report on certain legislative and regulatory measures intended to enhance the competitiveness in the Israeli market. The proposed recommendations relate, among other issues, to structures of certain public companies in which the ultimate controlling shareholder owns, indirectly, through at least one parent public company, less than 50% of the equity interest in any company which is controlled by its public parent (also referred to by the Committee as a “Pyramidal Structure”). The draft report defines such companies as “Wedge Companies,” reflecting the wedge between the controlling shareholder’s effective control over such company and his or her minority equity stake in it. Gazit-Globe may be viewed as a “Wedge Company” under the Committee’s current definition, as it is controlled by Norstar, another public company listed on the TASE and ultimately controlled by Mr. Katzman who, indirectly, owns less than 50% of the equity interest in Gazit-Globe.

The Committee’s draft report includes recommendations which, if adopted, would place certain material burdens on Wedge Companies regarding corporate governance requirements, the manner in which such companies will have to approve certain actions and the ability to acquire control of such companies. For example, the draft report recommends that the following actions by a Wedge Company be approved at the company’s shareholders meeting, with a requirement that it be approved by a majority of the non-controlling shareholders: remuneration agreements with executive officers, the purchase of a substantial business or of a controlling interest in another public company, and capital raising (either equity or debt) in a substantial amount. In addition, the draft report recommends that at least a third of the board members of a Wedge Company be external directors (see “Management—Board Practices—External Directors”), and not only that the appointment of all external directors will require the vote of the majority of the non-controlling shareholders (as under the current rule), but also that the appointment will not require the regular majority vote by all shareholders, thus excluding the controlling shareholder from any involvement in the vote, and leaving it with no ability to block such appointment. The draft also recommends that the appointment of board members of a subsidiary will require the approval of the parent’s audit committee. In addition, if a tender offer is made for all the shares of a Wedge Company, under certain conditions, if such offer is not successfully completed only because of the parent company’s objection to the offer, then the parent company will be obligated to purchase the (non-controlling) shareholders’ shares at the same price. The Committee also recommends that financing expenses in a corporation shall be attributed initially to revenue from dividends, and that there will be further substantial limitations on the permitted deduction of financing expenses from other sources of income. The draft report also raises the possibility of changing the voting power of a parent company in the shareholders’ meetings of its Wedge Company subsidiary, in a manner that only the indirect holdings of the ultimate shareholder (calculated by multiplying its interests in each of the parent companies) will be counted, thus increasing the voting power of the non-controlling shareholders at the expense of the controlling parent.

The Committee has called for responses from the public with respect to its draft proposals, and intends to hold public hearings thereon. After submitting its final report and recommendations, the Government of Israel will have to prepare, discuss and approve the detailed amendments to the Companies Law and other relevant statutes, and the Israeli Parliament will also have to discuss and approve such proposed amendments. We cannot predict what the Committee’s final recommendations will be and what the final amendments (if any) to the relevant statutes will be, as changes may be effected in each of the stages of the legislative process and if and when such process will be concluded.

If the preliminary recommendations of the Committee are adopted as proposed, our ability to enter into transactions such as the acquisition of a substantial business or a controlling interest in another public company or equity or debt fundraising that our board would determine to be in our best interests, could be limited since such transactions will require approval at a general meeting of shareholders, in a process which is lengthy and public and which requires shareholders who do not generally have the same level of understanding and professional knowledge regarding our company and our business as our board of directors to make the ultimate determination as to the approval of these transactions. If we are unable to consummate such transactions on a timely basis, or at all, our ability to expand our business and raise capital could be negatively affected. In addition, if the preliminary recommendations are so adopted, our tax liability may increase as a result of limitations that would be imposed on deduction of financing expenses.

Risks Related to Investment in our Ordinary Shares

An active, liquid and orderly trading market for our ordinary shares may not develop in the United States, the price of our ordinary shares may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market in the United States for our ordinary shares. The initial public offering price of our ordinary shares in this offering will be based in part on the price of our ordinary shares on the TASE and determined by negotiation among us and the representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in tenant relationships, acquisitions or expansion plans;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

•	changes in key personnel;

•	the trading volume of our ordinary shares; and

•	general economic and market conditions.

Although we intend to apply to have our ordinary shares listed on the NYSE, an active trading market on the NYSE for our ordinary shares may never develop or may not be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult to sell your ordinary shares in the U.S.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If we or our shareholders sell substantial amounts of our ordinary shares, either on the TASE or on the NYSE, or if there is a public perception that these sales may occur in the future, the market price of our ordinary shares may decline. We, our directors and officers, and the beneficial owners of 59.6% of our outstanding ordinary shares as of December 4, 2011 have agreed with the underwriters of this offering not to sell any ordinary shares, other than the shares offered through this prospectus, for a period of at least 90 days following the date of this prospectus. The ordinary shares we are offering for sale in this offering and 154,366,824 ordinary shares that are currently outstanding and traded on the TASE, 91,648,973 of which are subject to volume, manner of sale and other limitations under Rule 144, will be freely tradable in the United States immediately following this offering. As a result, except for the holders of 59.6% of our outstanding ordinary shares that are the subject of lock-up agreements entered into by the holders thereof in connection with this offering, all of our outstanding shares are available for sale on the TASE and the NYSE without restriction.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

In the future, we may increase our capital resources by additional offerings of equity securities. Because our decision to issue equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our ordinary shares bear the risk of our future offerings reducing the market price of our ordinary shares and diluting their share holdings in us.

Although we have paid dividends in the past, and we expect to pay dividends in the future in accordance with our dividend policy, our ability to pay dividends may be adversely affected by our performance, the ability of our subsidiaries and affiliates to efficiently distribute cash to Gazit-Globe and, since we do not only use operating cash flows to pay our dividend, our ability to obtain financing.

In the past, our policy has been, subject to legal requirements, to distribute a quarterly dividend, the minimum amount of which we set before each fiscal year. We intend to continue our policy of distributing a quarterly dividend. Any dividend will depend on our earnings, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. We may pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, 5759-1999, as amended, or the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. Our ability to pay dividends is also dependent on whether our subsidiaries and affiliates distribute dividends to Gazit-Globe so that Gazit-Globe can have adequate cash for distribution to its shareholders and, since we do not only use operating cash flows to pay our dividend, on our ability to obtain financing. In the event that our subsidiaries or affiliates are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our debt or equity financing is restricted or limited, we may not be able to pay any dividends or in the amounts otherwise anticipated. If we do not pay dividends or pay a smaller dividend, our ordinary shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.

Chaim Katzman, our chairman, and certain members of his family own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 50.7% of Norstar’s outstanding shares as of September 30, 2011. Norstar had voting power of 58.5% of our issued ordinary shares as of September 30, 2011 and, after giving effect to this offering, will have voting power over 54.3% of our issued ordinary shares. Accordingly, Mr. Katzman is able to exercise control over the outcome of substantially all matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors. In addition, Mr. Katzman is able to exercise control over the outcome of any proposed merger or consolidation of our company. Mr. Katzman’s indirect control interest in us may discourage third parties from seeking to acquire control of us which may adversely affect the market price of our shares.

We do not expect that our ordinary shares will be included in any real estate index in the United States, which may impact demand among investors and adversely impact our share price.

We do not currently expect to qualify to be included in the real estate indexes in which the securities of many U.S. REITs are included. This may preclude certain investors that traditionally invest in real estate companies from investing in our shares and may adversely impact demand from other investors. This may adversely impact our share price and liquidity in the United States.

Risks Associated with our Ordinary Shares

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since January 1983 and we have applied to have our ordinary shares listed on the NYSE. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on the NYSE and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on the NYSE.

We will incur significant additional increased costs as a result of registering our ordinary shares under the Securities Exchange Act of 1934 and our management will be required to devote substantial time to compliance and new compliance initiatives.

As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before this offering. We also anticipate that we will incur costs associated with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs, such as additional stock exchange listing fees and shareholder reporting, and to take a significant amount of management’s time. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. In addition, following this offering, we will remain a publicly traded company on the TASE and be subject to Israeli securities laws and disclosure requirements. Accordingly, we will need to comply with U.S. and Israeli disclosure requirements and the resolution of any conflicts between those requirements may lead to additional costs and require significant management time.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a publicly traded company in the United States and being subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act and we cannot assure that there are no material weaknesses or significant deficiencies in our existing internal controls.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in our Annual Report on Form 20-F for the year ending December 31, 2012. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. In addition, the implementation of Section 404 procedures will require our public subsidiaries that are not otherwise subject to Section 404 (except Equity One which is subject to it) to become compliant, which may involve additional challenges and costs. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Recently, we and Equity One restated our respective financial statements as of June 30, 2011 and for the six-month period ended on that date and as of March 31, 2011 and for the three-month period ended on that date to correct an error in the financial statements of Equity One. The error related to the fair value of units in Equity One’s joint venture with Liberty International Holding Limited, or Liberty. Equity One’s management classified this deficiency as a material weakness and on November 9, 2011, Equity One reported that the remediation measures had been completed. In light of the error, we reexamined our application of fair value accounting guidance, as it applies to the valuation of securities, the component within our overall internal control over financial reporting that relates to the error resulting in the restatement. Following the reexamination of our application of fair value accounting guidance, as it applies to the valuation of securities, management and our board of directors concluded that, as of March 31, June 30 and September 30, 2011, there was a significant deficiency in the internal control intended to test the reasonableness of the calculation of the fair value of the units in the joint venture allocated to Liberty. The deficiency could impact our valuation of non-routine, material, complex transactions that require an element of recording a reporting at fair value. There can be no assurance that additional material weaknesses or significant deficiencies will not be identified in the future with respect to our system of internal controls over financial reporting.

As a foreign private issuer, we are permitted to and will follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

As a foreign private issuer, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE corporate governance standards for domestic issuers. As of the consummation of this offering, we intend to follow the NYSE corporate governance standards for domestic issuers, except with respect to private placements to directors, officers or 5% shareholders, with respect to which we intend to follow home country practice in Israel, under which we may not be required to seek approval of our shareholders for such private placements which would require shareholder approval under NYSE rules applicable to a U.S. company. We may in the future elect to follow home country practice in Israel with regard to formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and shareholder approval for establishment and material amendments of equity compensation plans and transactions involving below market price issuances in private placements of more than 20% of outstanding shares, or issuances that result in a change in control. If we follow our home country governance practices on these matters, we may not have a compensation, nominating or corporate governance committee, we may not have mandatory executive sessions of independent directors and non-management directors, and we may not seek approval of our shareholders for material amendments of equity compensation plans and the share issuances described above. Accordingly, following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers.

All of the shares held by our majority shareholder, Norstar Holdings Inc., are pledged to secure its indebtedness and foreclosure on the pledge could adversely impact the market price of our ordinary shares.

Our majority shareholder, Norstar, had voting power over 58.5% of our outstanding shares as of September 30, 2011 or 54.3% after giving effect to this offering. Norstar is a public company listed on the Tel Aviv Stock Exchange. Our shares held by Norstar are pledged predominantly to a number of financial institutions who are lenders to Norstar and are otherwise pledged to secure Norstar’s debentures. Although Norstar has agreed with the underwriters not to sell any ordinary shares for a period of at least 90 days after the date of this prospectus, the agreement does not prevent the transfer of ordinary shares to those secured parties in the event they foreclose on their pledge following a default by Norstar. Based on Norstar’s most recent publicly filed reports in Israel, Norstar was in compliance as of September 30, 2011 with all of the covenants governing such indebtedness, including the requirement that the value of the pledged shares exceeds a certain percentage of the amount of outstanding indebtedness (“loan to value ratios”). In addition, Norstar may otherwise breach applicable covenants or default on required payments. Under those circumstances, if the secured parties foreclose on the pledge, they may acquire and seek to sell the pledged shares. The secured parties will not be subject to any restrictions other than those that apply under applicable U.S. and Israeli securities laws, and there can be no assurance that they would do so in an orderly manner. Furthermore, the mere foreclosure on the pledge and transfer of shares to such financial institutions would likely be perceived adversely by investors. Finally, in the event that the secured parties do not transfer the shares immediately, their interests may differ from those of our public stockholders. Any of these events could adversely impact the market price of our ordinary shares.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a “passive foreign investment company.”

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. To determine whether at least 50%

of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares may fluctuate after this offering and may be volatile, and the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Taxation—Material United States Federal Income Tax Considerations—Passive foreign investment company considerations.”

Our United States shareholders may suffer adverse tax consequences if we are characterized as a “United States-owned foreign corporation” unless such United States shareholders are eligible for the benefits of the U.S.-Israel income tax treaty and elect to apply the provisions of such treaty for U.S. tax purposes.

Subject to certain exceptions, a portion of our dividends will be treated as U.S. source income for United States foreign tax credit purposes, in proportion to our U.S. source earnings and profits, if we are treated as a United States-owned foreign corporation for United States federal income tax purposes. Generally, we will be treated as a United States-owned foreign corporation if United States persons own, directly or indirectly, 50% or more of the voting power or value of our shares, which will become more likely as a result of this offering. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of our United States shareholders to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if we are subject to the resourcing rule described above, United States shareholders should expect that the entire amount of our dividends will be treated as U.S. source income for United States foreign tax credit purposes. Importantly, however, United States shareholders who qualify for benefits of the U.S.-Israel income tax treaty may elect to treat any dividend income otherwise subject to the sourcing rule described above as foreign source income, though such income will be treated as a separate class of income subject to its own foreign tax credit limitations. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit, including the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the availability and impact of the U.S.-Israel income tax treaty election described above. See “Taxation—Material United States Federal Income Tax Considerations—Distributions.”

Risks Related to Our Operations in Israel

We conduct our operations in Israel and therefore our business, financial condition and results of operations may be adversely affected by political, economic and military instability in Israel.

Our headquarters are located in central Israel and many of our key employees and officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2011. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in

Israel. Recent popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations.

For example, any major escalation in hostilities in the region could result in a portion of our employees, including executive officers, directors, and key personnel, being called up to perform military duty for an extended period of time or otherwise disrupt our normal operations. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires that acquisitions of shares above specified thresholds be conducted through special tender offers, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Israeli tax considerations may also make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax or who are not exempt under the provisions of the Israeli Income Tax Ordinance from Israeli capital gains tax on the sale of our shares. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

The provisions of our articles of association, as currently in effect, provide that at any annual general meeting, the office of a number of directors equal to the total number of directors in office immediately prior to the annual general meeting (other than external directors), divided by four and rounded down to the nearest whole number, shall expire and their successors shall be appointed, provided that each director shall be a candidate for replacement or reappointment at least once every five years. Our articles of association also require that the approval of 75% of the shares present and voting at a general meeting is required to amend them. We have determined that we are convening an extraordinary general meeting to amend our articles of association (i) to provide for a classified board with three classes, each of which has a three-year term and (ii) to decrease the approval requirement for amendments to our articles of association to 60% from 75%. Although Norstar, which holds 58.5% of our outstanding share capital, has undertaken to support the proposed amendments to the articles of association, there can be no assurance that we will obtain the requisite approval of 75% of the shares present and voting at a general meeting and therefore the provisions of our current articles of association may ultimately remain in effect following the extraordinary general meeting.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States. Our independent registered public accounting firm is not a resident of the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law underwent extensive revisions approximately ten years ago, the parameters and implications of the provisions that govern shareholder conduct have not been clearly determined and there is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our ability to respond to new market developments;

•	our intent to penetrate further our existing markets and penetrate new markets;

•	our belief that we will have sufficient access to capital;

•	our belief that we will have viable financing and refinancing alternatives that will not materially adversely impact our expected financial results;

•	our belief that continuing to develop high-profile properties will drive growth, increase cash flows and profitability;

•	our belief that repositioning of our properties and our active management will improve our occupancy rates and rental income, lower our costs and increase our cash flows;

•	our plans to invest in developing and redeveloping real estate, in investing in the acquisition of additional properties, portfolios or other real estate companies;

•	our plans to expand operations in new regions;

•	our ability to use our successful business model, together with our global presence and corporate structure, to leverage our flexibility to invest in multiple regions in the same asset type to maximize shareholder value;

•	our ability to acquire additional properties or portfolios;

•	our plans to continue to expand our international presence;

•	our expectations that our business approach, combined with the geographic diversity of our current properties and our conservative approach to risk, characterized by the types of properties and markets in which we invest, will provide accretive and/or sustainable long-term returns;

•	our expectations regarding our future tenant mix; and

•	our intended use of proceeds of this offering.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “GLOB” since January 1983. No trading market currently exists for our ordinary shares in the United States. We have applied to have our ordinary shares listed on the NYSE under the symbol ‘‘GZT.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars.

	NIS		U.S.$
	Price Per		Price Per
	Ordinary Share		Ordinary Share
	High	Low	High	Low

Annual:
2011 (through December 4, 2011)	47.40	31.39	12.77	8.46
2010	46.52	32.31	12.53	8.70
2009	39.10	15.09	10.53	4.07
2008	45.00	15.60	12.12	4.20
Quarterly:
Fourth Quarter 2011 (through December 4, 2011)	41.10	36.20	11.07	9.75
Third Quarter 2011	43.35	31.39	11.68	8.46
Second Quarter 2011	47.40	40.01	12.77	10.78
First Quarter 2011	47.10	41.57	12.69	11.20
Fourth Quarter 2010	46.52	39.30	12.53	10.59
Third Quarter 2010	39.30	33.61	10.59	9.05
Second Quarter 2010	39.20	32.31	10.56	8.70
First Quarter 2010	40.35	37.30	10.87	10.05
Fourth Quarter 2009	39.10	32.20	10.53	8.67
Third Quarter 2009	34.15	21.90	9.20	5.90
Second Quarter 2009	25.00	19.03	6.73	5.13
First Quarter 2009	19.95	15.09	5.37	4.07
Most Recent Six Months:
December 2011 (through December 4, 2011)	39.91	39.28	10.75	10.58
November 2011	40.60	37.24	10.94	10.03
October 2011	41.10	36.20	11.07	9.75
September 2011	38.12	31.39	10.27	8.46
August 2011	40.77	35.10	10.98	9.46
July 2011	43.35	40.99	11.68	11.04
June 2011	44.80	40.01	12.07	10.78

On December 4, 2011, the last reported sale price of our ordinary shares on the TASE was NIS 39.28 per share, or U.S.$10.52 per share (based on the exchange rate of NIS 3.732 = U.S.$1.00 reported by the Bank of Israel as of such date).

As of December 4, 2011, there were 50 shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as shares of shareholders who hold shares on the TASE are partly recorded in the name of our nominee company, Bank Leumi le-Israel Registration Company Ltd.

EXCHANGE RATE INFORMATION

In this prospectus, for convenience only, we have translated the New Israeli Shekel, or NIS, amounts reflected in our financial statements as of and for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011 into U.S. dollars at the rate of NIS 3.712 = U.S.$1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on September 30, 2011. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

The following table sets forth, for each period indicated, the low and high exchange rates for U.S. dollars expressed in NIS, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based upon the representative rate of exchange as published by the Bank of Israel. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	Year Ended December 31,
	2006	2007	2008	2009	2010

High	4.72	4.34	4.02	4.25	3.89
Low	4.17	3.83	3.23	3.69	3.54
Period End	4.22	3.84	3.80	3.77	3.54
Average Rate	4.45	4.11	3.58	3.92	3.73

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in NIS, the exchange rate at the end of the month and the average of such exchange rates, based on the daily representative rate of exchange as published by the Bank of Israel.

	Last Six Months
							December
							(Through
							December 4,
	June	July	August	September	October	November	2011)

High	3.49	3.47	3.63	3.73	3.76	3.80	3.74
Low	3.36	3.39	3.41	3.57	3.60	3.65	3.73
End of Period	3.42	3.43	3.56	3.71	3.60	3.79	3.73
Average Rate	3.42	3.42	3.54	3.68	3.67	3.73	3.74

As of December 4, 2011, the daily representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel was NIS 3.749 = U.S.$1.00. These rates are provided solely for convenience and we make no representation that any NIS or U.S. dollar amount could have been, or could be, converted into U.S. dollars or NIS, as the case may be, at any particular rate, the rates stated above, or at all. These rates are not necessarily the exchange rates we will use in the preparation of our periodic reports or any other information provided to you.

The effect of the exchange rate fluctuations on our business and operations is discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of U.S.$111.0 million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we will receive additional proceeds of U.S.$18.9 million, after deducting underwriting discounts and commissions and the estimated expenses payable by us. A U.S.$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds we receive from this offering by U.S.$12 million.

We intend to use the net proceeds from this offering for general corporate purposes and to reduce the outstanding balance under our secured revolving credit facilities. We expect to use approximately $111.0 million of the net proceeds to reduce the outstanding balance under our secured revolving credit facilities. As of December 1, 2011, our secured revolving credit facilities had an average interest rate of approximately 3.60% and mature in between 1.5 and 4.5 years. We expect to use a portion of the net proceeds to invest in our public and private subsidiaries consistent with past practice and may also use a portion of the net proceeds for the acquisition of, or investment in, companies or properties in our business or that complement our activities in the ordinary course of business. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

In addition to raising capital, the primary purpose of this offering is to further diversify our access to capital and to support future global growth of our company.

DIVIDEND POLICY

In 1998, our board of directors adopted a policy of distributing a quarterly cash dividend. In the fourth quarter of each year our board of directors determines, and we announce, the amount of the minimum dividend we intend to pay in the four quarters of the coming year. Payments of quarterly dividends are subject to the availability of adequate distributable income at the relevant dates. Our board of directors may appropriate funds that would otherwise be used to pay dividends for other purposes or change the dividend policy at any time. The terms of our credit facilities and other indebtedness currently do not restrict our ability to distribute dividends. Over the last three years we have also declared an annual dividend. In the years ended December 31, 2008, 2009 and 2010, we paid our shareholders cash dividends in the amount of NIS 1.24 (U.S.$0.33), NIS 1.42 (U.S.$0.38) and NIS 1.48 (U.S.$0.40) per ordinary share, respectively, representing 81.6%, 43.8% and 58.3%, respectively, of our adjusted EPRA FFO for the applicable period, and have retained the remainder of such income to fund our business.

On November 25, 2010, we announced that our minimum dividend to be declared in 2011 will not be less than NIS 0.39 (U.S.$0.11) per share per quarter (NIS 1.56 (U.S.$0.42) per annum), and we paid our shareholders a quarterly cash dividend of NIS 0.39 (U.S.$0.11) per share on April 11, 2011, a quarterly cash dividend of NIS 0.39 (U.S.$0.11) per share on July 4, 2011 and a quarterly cash dividend of NIS 0.39 (U.S.$0.11) per share on October 4, 2011. On November 20, 2011, our board of directors declared a quarterly cash dividend of NIS 0.39 (U.S.$0.11) per share to be paid on December 28, 2011 to shareholders of record as of December 12, 2011. Investors in this offering will not be entitled to receive this dividend. On November 20, 2011 we announced that our minimum dividend to be declared in 2012 will not be less than NIS 0.40 (U.S.$0.11) per share per quarter (NIS 1.60 (U.S.$0.43) per annum). Our dividend growth in NIS per year since 2008 is shown in the table below:

	2008	2009	2010

Dividend per Share declared (NIS)	1.24	1.42	1.48
Basic earnings (loss) per Share (NIS)	(8.58)	8.49	5.59
Payout ratio (Dividend per Share to Adjusted EPRA FFO per Share)	81.6%	43.8%	58.3%
Dividend per Share growth over prior period:	14.8%	14.5%	4.2%

Our current intention is to continue to declare and distribute a dividend in the future. There can be no assurance, however, that dividends for any year will be declared, or that, if declared, they will correspond to the policy described above. In addition, under Israeli law, the payment of dividends may be made only out of accumulated retained earnings or out of the earnings accrued over the two most recent years, whichever is the higher, and in either case provided that there is no reasonable concern that a dividend will prevent us from satisfying current or foreseeable obligations as they become due.

Our ability to pay dividends is also dependent on whether our subsidiaries and affiliates distribute dividends to Gazit-Globe so that Gazit-Globe can have adequate cash for distribution to its shareholders, as well as on our ability to obtain financing. In the event that our subsidiaries or affiliates are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our debt financing is restricted or limited, we may not be able to pay any dividends or in the amounts otherwise anticipated. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

Non-Israeli residents are subject to Israeli tax on income accrued or derived from sources in Israel. Therefore, we are required to withhold income tax at the rate of 20% upon distribution of dividends to these shareholders, unless a reduced rate is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. Our shareholders may be entitled to a full or partial refund of such withholding tax under Israeli law or under the terms and conditions of an applicable double taxation treaty. See “Taxation.”

The above description is not intended to constitute a complete analysis of all tax consequences relating to income accrued or derived from sources in Israel. Prospective purchasers should consult their tax advisers concerning the tax consequences of their particular situation.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2011:

•	on an actual basis; and

•	as adjusted to reflect the sale of 12,000,000 ordinary shares, and the receipt by us of net proceeds equal to U.S.$111.0 million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, and the use of such proceeds as described under “Use of Proceeds.”

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2011
	Actual	As Adjusted	Actual	As Adjusted
	(NIS in millions)		(U.S.$ in millions)

Long-Term Debt:
Debentures(1)	15,906	15,906	4,285	4,285
Convertible debentures(2)	1,078	1,078	290	290
Interest-bearing liabilities from financial institutions and others(3)	19,343	18,930	5,211	5,100

Total long-term debt	36,327	35,914	9,786	9,675

Equity:
Share capital; 200,000,000 ordinary shares authorized, 155,512,387 ordinary shares issued and outstanding, actual; 200,000,000 ordinary shares authorized, 166,465,394 ordinary shares issued and outstanding, as adjusted(4)	208	220	56	59
Share premium	3,486	3,887	939	1,047
Retained earnings	3,574	3,574	963	963
Foreign currency translation reserve	(879)	(879)	(237)	(237)
Other reserves	157	157	43	43
Loans granted to purchase shares of the Company	(4)	(4)	(1)	(1)
Treasury shares	(21)	(21)	(6)	(6)

Total shareholders’ equity	6,521	6,934	1,757	1,869
Non-controlling interests	11,629	11,629	3,133	3,133

Total equity	18,150	18,563	4,890	5,001

Total capitalization	54,477	54,477	14,676	14,676

(1)	Includes NIS 1,017 million (U.S.$274 million) of secured debentures and NIS 14,889 million (U.S.$4,011 million) of unsecured debentures.

(2)	These convertible debentures are unsecured.

(3)	Includes NIS 12,792 million (U.S.$3,446 million) secured interest-bearing liabilities and NIS 6,551 million (U.S.$1,765 million) unsecured interest-bearing liabilities.

(4)	Our authorized shares would increase to 500,000,000 if an amendment to our articles of association is approved. See “Description of Share Capital—Share Capital.”

A U.S.$1.00 increase (decrease) in the assumed initial public offering price of U.S.$10.52 per share would increase (decrease) the as adjusted amount of each of cash and cash equivalents, share capital, share premium, total shareholders’ equity and total capitalization by approximately U.S.$11.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of September 30, 2011 was NIS 6,354 million (U.S.$1,712 million), corresponding to a net tangible book value of NIS 41.14 (U.S.$11.02) per ordinary share.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of U.S.$      per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of September 30, 2011 would have been NIS      (U.S.$     ) per ordinary share. This amount represents an immediate decrease in net tangible book value of NIS      (U.S.$     ), per ordinary share to our existing shareholders and an immediate increase in net tangible book value of NIS      (U.S.$     ) per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this          :

	NIS	U.S.$	NIS	U.S.$

Assumed initial public offering price per share			NIS	$
Net tangible book value per share as of September 30, 2011	NIS	$

Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering

Assuming an initial public offering price of $10.52, new investors will not be immediately diluted after this offering.

A U.S.$1.00 increase (decrease) in the assumed initial public offering price of U.S.$      per share would increase (decrease) the as adjusted amount of each of cash, cash equivalents and short-term investments, share capital, share premium, additional paid-in capital, total shareholders’ equity and total capitalization by approximately NIS      (U.S.$      million), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares in full in this offering, the as adjusted net tangible book value after the offering would be NIS      (U.S.$     ) per share, the decrease in net tangible book value per share to existing shareholders would be NIS      (U.S.$     ) and the increase in net tangible book value per share to new investors would be NIS      (U.S.$     ) per share, in each case assuming an initial public offering price of U.S.$      per share.

The following table summarizes, as of September 30, 2011, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing director or senior management shareholders and their respective affiliates and new investors paid during the past five years. The calculation below is based on an assumed initial public offering price of U.S.$      per

share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Directors and senior management and their respective affiliates		%	$	%	$
New investors

Total		%		%

The foregoing tables and calculations exclude           ordinary shares reserved for issuance under our equity incentive plans, of which options to purchase           shares have been granted at a weighted-average exercise price of NIS      (U.S.$     ) per share.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of September 30, 2011, the as adjusted net tangible book value per share after this offering would be NIS     (U.S.$     ), and total dilution per share to new investors would be NIS      (U.S.$     ).

If the underwriters exercise their option to purchase additional shares in full:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately 91.8% of the total number of our ordinary shares outstanding after this offering; and

•	the number of shares held by new investors will increase to 13,800,000, or approximately 8.2% of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated and operating financial data. The selected consolidated financial statement data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial statement data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial statement data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from our unaudited interim consolidated condensed financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated condensed financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2010 and as of and for the nine months ended September 30, 2011. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.712 = U.S.$1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on September 30, 2011. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

You should read this selected consolidated financial data in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this prospectus including, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

							Nine Months Ended
	Year Ended December 31,						September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2011
In millions except for per share data	NIS					U.S.$	NIS		U.S.$
							(unaudited)

Statement of Operations Data:
Rental income	3,054	3,607	3,556	4,084	4,596	1,238	3,412	3,847	1,036
Revenues from sale of buildings, land and contractual works performed (1)	—	108	613	596	691	186	489	901	243

Total revenues	3,054	3,715	4,169	4,680	5,287	1,424	3,901	4,748	1,279
Property operating expenses	1,034	1,182	1,170	1,369	1,551	418	1,156	1,285	346
Cost of buildings sold, land and contractual works performed (1)	—	90	679	554	622	167	443	859	232

Total cost of revenues	1,034	1,272	1,849	1,923	2,173	585	1,599	2,144	578

Gross profit	2,020	2,443	2,320	2,757	3,114	839	2,302	2,604	701

Fair value gain (loss) on investment property and investment property under development, net (2)	2,678	1,862	(3,956)	(1,922)	1,017	274	674	953	257
General and administrative expenses	(339)	(553)	(489)	(584)	(663)	(179)	(474)	(556)	(150)
Other income	59	25	704	777	13	4	23	185	50
Other expenses	—	—	(85)	(41)	(48)	(13)	(12)	(38)	(10)
Group’s share in earnings (losses) of associates, net	36	4	(86)	(268)	2	1	(5)	7	2

Operating income (loss)	4,454	3,781	(1,592)	719	3,435	926	2,508	3,155	850
Finance expenses	(1,008)	(1,459)	(1,739)	(1,793)	(1,869)	(504)	(1,403)	(1,695)	(457)
Finance income	105	560	802	1,551	569	153	412	50	13
Increase (decrease) in value of financial investments	(227)	(30)	(727)	81	(18)	(5)	—	(13)	(3)

Income (loss) before taxes on income	3,324	2,852	(3,256)	558	2,117	570	1,517	1,497	403

							Nine Months Ended
	Year Ended December 31,						September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2011
In millions except for per share data	NIS					U.S.$	NIS		U.S.$
							(unaudited)

Taxes on income (tax benefit)	550	604	(597)	(142)	509	137	317	290	78

Net income (loss)	2,774	2,248	(2,659)	700	1,608	433	1,200	1,207	325

Net income (loss) attributable to:
Equity holders of the Company	983	961	(1,075)	1,101	790	213	564	403	109
Non-controlling interests	1,791	1,287	(1,584)	(401)	818	220	636	804	216

	2,774	2,248	(2,659)	700	1,608	433	1,200	1,207	325

Basic net earnings (loss) per share	9.13	8.13	(8.58)	8.49	5.59	1.51	4.06	2.60	0.70
Diluted net earnings (loss) per share	8.87	8.02	(8.58)	8.47	5.57	1.50	4.03	2.58	0.70

	Year Ended December 31,					Nine Months Ended September 30,
In thousands	2006	2007	2008	2009	2010	2010	2011
						(unaudited)

Number of shares used to calculate basic earnings per share	107,705	118,408	125,241	129,677	141,150	138,850	154,452
Number of shares used to calculate diluted earnings per share	108,334	118,870	125,303	129,706	141,387	139,059	154,733

(1)	Revenues from sale of buildings, land and contractual works performed primarily comprises revenue from contractual works performed by the Dori Group. For the years ended December 31, 2008, 2009 and 2010 and the period ended April 17, 2011, the Dori Group was consolidated in our financial statements in accordance with the proportionate consolidation method as required under IFRS. Since April 17, 2011, U. Dori has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Cost of buildings sold, land and contractual works performed primarily comprises costs of contractual work performed by the Dori Group.

(2)	Pursuant to IAS 40 “Investment Property,” gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	As of December 31,						As of September 30,
	2006	2007	2008	2009	2010	2010	2011	2011
In millions	NIS					U.S.$	NIS	U.S.$
							(unaudited)

Balance Sheet Data:
Investment property	33,198	41,715	34,966	42,174	43,634	11,755	51,613	13,904
Investment property under development	1,567	2,071	2,626	2,994	3,296	888	2,674	720
Total assets	37,374	48,067	44,730	51,504	52,550	14,157	63,746	17,173
Long term interest-bearing liabilities from financial institutions (1)	10,538	14,154	17,158	17,162	14,969	4,033	19,343	5,211
Long term debentures (2)	8,078	11,005	10,542	13,862	14,255	3,840	15,906	4,285
Total liabilities	23,498	31,375	33,624	38,238	37,381	10,071	45,596	12,283
Equity attributable to equity holders of the Company	4,437	5,748	3,334	5,189	5,915	1,593	6,521	1,757
Non-controlling interests	9,439	10,944	7,772	8,077	9,254	2,493	11,629	3,133
Total equity	13,876	16,692	11,106	13,266	15,169	4,086	18,150	4,890

(1)	As of December 31, 2010, NIS 5.7 billion (U.S.$1.5 billion) of our interest-bearing liabilities from financial institutions were unsecured and the remainder were secured. As of September 30, 2011, NIS 7.2 billion (U.S.$1.9 billion) of our interest-bearing liabilities from financial institutions were unsecured and the remainder were secured.

(2)	As of December 31, 2010, NIS 1,049 million (U.S.$283 million) aggregate principal amount of our debentures was secured and the remainder was unsecured. As of September 30, 2011, NIS 1,017 million (U.S.$274 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,					As of September 30,
	2006	2007	2008	2009	2010	2010	2011

Other Operating Data:
Number of consolidated operating properties (1)	454	465	453	629	646	638	667
Total GLA (in thousands of sq. ft.)	46,422	50,129	50,652	67,559	70,006	68,180	75,375
Occupancy (%)	95.7	94.6	94.5	93.6	93.9	93.7	94.3

(1)	Prior periods have been revised to conform to current period presentation.

		Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2011
In millions (except for per share data)	NIS					U.S.$	NIS		U.S.$
							(unaudited)

Other Financial Data:
NOI (1)	2,030	2,436	2,396	2,729	3,058	824	2,266	2,570	692
Adjusted EBITDA (1)	1,714	1,985	1,874	2,254	2,581	695	1,898	2,142	577
Dividends	110	130	155	186	211	57	154	180	48
Dividends per share	1.00	1.08	1.24	1.42	1.48	0.40	1.11	1.17	0.32
EPRA FFO (1)(2)	N/A	N/A	(40)	223	106	29	82	67	18
Adjusted EPRA FFO (1)(2)	N/A	N/A	190	420	359	97	251	294	79

	Year Ended December 31,						Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2011
In millions	NIS					U.S.$	NIS		U.S.$
							(unaudited)

Cash flows provided by (used in):
Operating activities	687	793	653	926	782	211	643	892	240
Investing activities	(5,509)	(7,552)	(4,880)	(677)	(2,618)	(705)	(1,466)	(4,386)	(1,182)
Financing activities	4,863	7,141	4,161	1,225	1,287	347	402	3,543	954

	As of December 31,						As of September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2011
In millions	NIS					U.S.$	NIS		U.S.$

EPRA NAV (1)	N/A	N/A	3,675	5,631	5,963	1,606	5,489	7,198	1,939
EPRA NNNAV (1)	N/A	N/A	5,997	5,472	5,125	1,381	4,519	6,252	1,684

(1)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA FFO, Adjusted EPRA FFO, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”

(2)	In countries using IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of EPRA, which states, “EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US-GAAP.” We believe that EPRA FFO is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our more than 660 properties have a GLA of approximately 75 million square feet and are geographically diversified across 20 countries. We operate properties with a total value of approximately $18.5 billion (including the full value of properties that are consolidated, proportionately consolidated and unconsolidated under accounting principles, approximately $3.1 billion of which is not recorded in our financial statements) as of September 30, 2011. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of September 30, 2011, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services.

Our properties are owned and operated through a variety of public and private subsidiaries and affiliates. Our primary public subsidiaries are Equity One in the United States, First Capital in Canada and Citycon in Northern Europe. We also jointly control Atrium in Central and Eastern Europe with another party. Additionally, we own and operate medical office building and senior housing businesses in North America through public and private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries.

We intend to continue our focus on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven real estate assets predominantly in densely-populated areas with high barriers to entry and attractive demographic trends in countries with stable GDP growth, political and economic stability and strong credit ratings. By maintaining this focus, we will seek to keep the occupancy and NOI performance of our properties consistent through different economic cycles.

We also intend to continue to prudently expand into new high growth markets in politically and economically stable countries with compelling demographics and other high growth necessity-driven asset types that generate strong and sustainable cash flow, using our experience developed over the past 20 years in entering new markets and through our thorough knowledge of local markets. We will use this experience and knowledge to continue to assess opportunities, including the establishment of new necessity-driven real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets.

In addition, we intend to continue investing in healthcare real estate, predominantly in medical office buildings as we believe that this class of real estate investment is less sensitive to economic cycles than commercial real estate in general and that there will be continued growth in demand for healthcare services, particularly in North America.

Factors Impacting our Results of Operations

Rental income.  We derive revenues primarily from rental income. For each of the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011, rental income represented 85%, 87%, 87% and 81% of our total revenues, respectively. Our rental income is a product of the number of income producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants. Our rental income is impacted by a number of factors:

•	Global, regional and local economic conditions. The recent economic downturn resulted in many companies shifting to a more cautionary mode with respect to leasing. Potential tenants may be looking to consolidate, reduce overhead and preserve operating capital. The downturn also impacted the financial condition of some our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability in some of our regions to maintain or increase the occupancy level and/or rental rates of our properties. While the economy in most of our markets has improved somewhat since the downturn of 2008 and 2009, we are still facing macro-economic challenges in some of our markets, particularly the United States and some Eastern European countries. These challenges continue to impact retailers in these regions, affecting sales of our tenants. The impact of the challenges in these markets was offset by more rapid improvements in certain of our other markets, particularly Canada, Israel, Poland and Northern Europe, which managed to largely avoid the full impact of the recent global recession.

•	Scheduled lease expirations. As of December 31, 2010, leases representing 13.7% and 9.9% of the GLA of our properties will expire during 2011 and 2012, respectively. Our results of operations will depend on whether expiring leases are renewed and, with respect to renewed leases, whether the properties are re-leased at base rental rates equal to or above our current average base rental rates. We proactively manage our properties to reduce the risk that expiring leases are not renewed or that properties are not re-leased and to reduce the risk that renewals and re-leases are at base rental rates lower than our current average base rental rates. However, our ability to renew leases at base rental rates equal to or above our current average base rental rates is dependent on a number of factors, including micro- and macro-economic factors in the markets in which we operate.

•	Availability of properties for acquisition. We grow our property base through targeted acquisitions of properties. Our results of operations depend on whether we are able to identify suitable properties to acquire and whether we can complete the acquisition of the properties we identify on commercially attractive terms. Our results of operations also depend on whether we successfully integrate acquisitions into our existing operations and achieve the occupancy or rental rates we project at the time we make the decision to acquire a property. Our results of operations for the nine months ended September 30, 2011 were impacted by the net acquisition of 21 shopping centers and medical office buildings across our markets with total GLA of approximately 5.7 million square feet. Similarly, our results of operations for the year ended December 31, 2010 were impacted by the net acquisition of 14 shopping centers and medical office buildings across our markets with total GLA of approximately 1.5 million square feet. In addition, our results of operations for the years ended December 31, 2008 and 2009 were impacted by the net acquisition of three and four shopping centers, medical office buildings and a senior housing facility respectively, with total GLA of approximately 0.9 million and 0.5 million square feet, respectively.

•	Development and Redevelopment. Our results of operations also depend on our ability to develop new shopping centers and redevelop existing shopping centers in a timely and cost-efficient manner, since developed and redeveloped properties tend to generate higher rental rates, and to locate anchor tenants for these properties prior to development or redevelopment. For the nine months ended September 30, 2011, we completed the development and redevelopment of properties representing 577 thousand square feet of GLA. For the year ended December 31, 2010, we completed the development and redevelopment of properties representing 1.2 million square feet of GLA.

•	Other factors. Factors including changes in consumer preferences and fluctuations in inflation rates can affect the ability of tenants to meet their commitments to us. In addition, those factors and changes in interest rates, oversupply of properties, competition from other properties and prices of goods, fuel and energy consumption can affect our ability to continue renting our properties at the same rent levels.

Change in fair value of our properties.  Our results of operations, which are reflected in our financial statements based on IFRS, are impacted by changes in the fair market value of our properties. After initial recognition at cost (including costs directly attributable to the acquisition), investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, our results of operations will be impacted by such changes even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the region in which the property is located. Our results of operations were adversely impacted by the decrease in the value of our investment property and investment property under development of NIS 4.0 billion and NIS 1.9 billion during the years ended December 31, 2008 and December 31, 2009, respectively. For the year ended December 31, 2010, valuation gains from investment property and investment property under development were NIS 1.0 billion (U.S.$269 million). For the nine months ended September 30, 2011, valuation gains from investment property and investment property under development were NIS 953 million (U.S.$257 million).

Interest expense.  Our results of operations depend on expenses relating to our debt service and our liquidity. In addition, our ability to acquire new assets is highly dependent on our ability to access capital in a cost efficient manner. The securities of Gazit-Globe and the securities of its major subsidiaries and affiliates are traded on six international stock exchanges, and we have benefited from the flexibility offered by raising debt or equity on many of these public markets. We believe that this global access to liquidity provides us with the ability to pursue opportunities and execute transactions quickly and efficiently. A significant portion of our debt is fixed rate and fluctuations in our interest expense in a particular period typically result from changes in outstanding debt balances.

Functional currency and currency fluctuations.  We operate globally in multiple regions and countries within each region. Our functional currency and our reporting currency is the New Israel Shekel. Our principal subsidiaries and affiliates have the following functional currencies: Equity One — U.S. dollar, First Capital — Canadian dollar, Citycon — Euro and Atrium — Euro. The financial statements of these and our other subsidiaries whose functional currencies are not the NIS are translated into NIS for inclusion in our financial statements. The resulting translation differences are recognized as other comprehensive income (loss) in a separate component of shareholders’ equity under the capital reserve “adjustments from translation of financial statements.” The translation resulted in the inclusion in our statement of comprehensive income (loss) of a loss of NIS 2.1 billion in 2008, a gain of NIS 1.0 billion in 2009, a loss of NIS 1.3 billion (U.S.$350 million) in 2010 and a gain of NIS 830 million (U.S.$224 million) in the nine months ended September 30, 2011. In addition to translation differences, we are exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. Our policy is to maintain a high correlation between the currency in which our assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to reduce currency risk. As part of this policy, we enter into cross currency swap transactions and forward contracts in respect of liabilities.

Our Properties

We own interests in more than 660 properties across 20 countries. The following table summarizes our shopping center and healthcare properties as of September 30, 2011, for the year ended December 31, 2010 and for the nine months ended September 30, 2011.

					Nine Months			Nine Months
				Year Ended	Ended	Year Ended		Ended		As of		As of	As of		As of
				December 31,	September 30,	December 31,		September 30,		December 31,		September 30,	December 31,		September 30,
		As of September 30, 2011		2010	2011	2010		2011		2010		2011	2010		2011
			GLA
		Number of	(thousands of sq.	NOI		NOI				Fair Value			Fair Value
Property type	Region	Properties	ft.)	(NIS)		(U.S.$)				(NIS)			(U.S.$)
						(In millions)

Shopping Centers
	United States (1)	196	22,802	775	654	209		176		9,758		12,664	2,629		3,412
	Canada	158	22,811	1,124	909	303		245		16,138		19,182	4,348		5,168
	Northern Europe	80	10,762	631	533	170		144		10,773		12,479	2,902		3,362
	Central and Eastern Europe (2)	154	12,643	200	177	54		48		2,284		3,148	615		848
	Germany	6	1,064	56	44	15		12		918		989	247		266
	Israel (3)	11	1,446	116	109	31		29		2,115		2,295	570		618
	Brazil	4	384	15	20	4		5		513		495	138		133
Healthcare
	Senior housing facilities (2)	15	1,312	42	35	11		9		483		526	130		142
	Medical office buildings	24	2,067	98	88	27		24		1,332		2,369	359		638
Other Properties
	Land for future development	—	—	—	—	—		—		2,132		1,932	574		520

	Properties under development	15	—	—	—	—		—		1,164		742	314		200

	Other	4	84	1	1	—	*	—	*	62		70	17		19

Total		667	75,375	3,058	2,570	824		692		47,672	(4)	56,891	12,843	(4)	15,326	(5)

(*)	Represents an amount lower than U.S.$1 million.

(1)	As of September 30, 2011, includes 9 office, industrial, residential and storage properties. As of December 31, 2010, includes six office, industrial, residential and storage properties. On September 26, 2011, Equity One announced that it had entered into an agreement to sell 36 shopping centers comprising approximately 3.9 million square feet. The 36 shopping centers generated net operating income for Equity One of approximately U.S.$35.4 million for the twelve months ended June 30, 2011 and were 91% occupied as of June 30, 2011. Closing of the transaction is subject to customary conditions and is expected to occur in the fourth quarter of 2011.

(2)	Amounts in this table with respect to shopping centers in Central and Eastern Europe and senior housing facilities reflect 100% of the number of properties and GLA of Atrium and Royal Senior Care, respectively (both of which are proportionately consolidated in Gazit-Globe’s financial statements).

(3)	Includes Bulgaria and Macedonia, which are owned by and operated through Gazit Development, a private subsidiary.

(4)	This amount would be approximately NIS 57.1 billion ($15.4 billion) if it included 100% of the fair value of properties held by Atrium and Royal Senior Care and 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting. This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2010 included elsewhere in this prospectus: NIS 43,634 million ($11,754.8 million) of investment property, NIS 3,296 million ($887.9 million) of investment property under development, NIS 206 million ($55.5 million) of assets classified as held for sale and NIS 633 million ($170.5 million) of fixed assets, net.

(5)	This amount would be approximately NIS 68.7 billion ($18.5 billion) if it included 100% of the fair value of properties held by Atrium and Royal Senior Care and 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting. This amount represents the following amounts recorded in our consolidated statements of financial position as of September 30, 2011 included elsewhere in this prospectus: NIS 51,613 million ($13,904.4 million) of investment property, NIS 2,674 million ($720.4 million) of investment property under development, NIS 2,026 million ($545.8 million) of assets classified as held for sale and NIS 709 million ($191.0 million) of fixed assets, net.

The following table summarizes the NOI and rental income of our shopping center and healthcare properties for the years ended December 31, 2008 and December 31, 2009.

		Year Ended December 31,
		2008	2009	2008	2009
		NOI		Rental Income
Property type	Region	(NIS)		(NIS)
		(In millions)

Shopping Centers
	United States	627	767	858	1,071
	Canada	859	961	1,365	1,499
	Northern Europe	658	686	937	1,019
	Central and Eastern Europe	—	—	—	—
	Germany	52	57	78	84
	Israel (1)	75	105	101	143
	Brazil	9	11	9	11
Healthcare
	Senior housing facilities	77	96	105	136
	Medical office buildings	37	44	98	118
Other Properties
	Other properties	2	2	5	3

Total		2,396	2,729	3,556	4,084

(1)	Includes Bulgaria and Macedonia, which are owned by and operated through Gazit Development, a private subsidiary.

Shopping Centers

United States.  In the United States, we acquire, develop and manage shopping centers through our subsidiary Equity One, which is a REIT listed on the New York Stock Exchange. Equity One’s properties are located primarily in the Southeastern United States, mainly in Florida and Georgia, and in the metropolitan areas of Boston, Massachusetts and New York and on the west coast of the United States, mainly in California. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,						As of September 30,
	2008		2009		2010		2011

Our economic interest in Equity One (1)	46.5%		46.4%		40.9%		43.1%
Shopping centers	147		169		180		187	(2)
Other properties (3)	6		6		6		9
Properties under development	3		2		1		1
GLA (millions of square feet)	16.4		19.5		20.6		22.8
Occupancy rate	92.1	% (4)	90.0	% (4)	90.3	% (4)	90.6	% (5)
Average annualized base rent (U.S.$ per sq. ft.)	11.88		12.23		12.38		13.22

(1)	Reflects our 36.8% direct interest and our share of First Capital’s 18.5% interest in Equity One as of December 31, 2008, our 35.6% direct interest and our share of Gazit America’s 16.3% interest in Equity One as of December 31, 2009, our 31.2% direct interest and our share of Gazit America’s 14.0% interest in Equity One as of December 31, 2010 and our 33.8% direct interest and our share of Gazit America’s 12.7% interest in Equity One as of September 30, 2011.

(2)	On September 26, 2011, Equity One announced that it had entered into an agreement to sell 36 shopping centers comprising approximately 3.9 million square feet. The 36 shopping centers generated net operating income for Equity One of approximately U.S.$35.4 million for the twelve months ended June 30, 2011 and were 91% occupied as of June 30, 2011. Closing of the transaction is subject to customary conditions and is expected to occur in the fourth quarter of 2011. For additional details refer to Note 3.o to the consolidated financial statements for the nine month period ended September 30, 2011.

(3)	Comprised of office, industrial, residential and storage properties.

(4)	Excludes six office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 91% as of December 31, 2008, 89.4% as of December 31, 2009 and 89.4% as of December 31, 2010.

(5)	Excludes nine office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 90.3%.

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)	(NIS in millions except same property NOI growth)		(U.S.$ in millions)

Rental income	858	1,071	1,065	287	803	920	248
Net operating income	627	767	775	209	577	654	176
Decrease in value of investment property and investment property under development, net	(1,518)	(1,385)	(174)	(47)	(142)	(69)	(18)
Same property NOI growth (%)	(1.6)	(3.0)	(0.5)	N/A	(1.6)	1.4	N/A

The increase in Equity One’s rental income to NIS 920 million (U.S.$248 million) for the nine months ended September 30, 2011 from NIS 803 million for the nine months ended September 30, 2010 was driven primarily by properties acquired in 2010 and 2011 (including the CapCo transaction that was completed on January 4, 2011). The decrease in Equity One’s rental income to NIS 1,065 million (U.S.$287 million) for the year ended December 31, 2010 from NIS 1,071 million for the year ended December 31, 2009 was driven by the decrease in the average exchange rate of the U.S. dollar against the NIS for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the impact of currency exchange, Equity One’s rental income for the year ended December 31, 2010 increased by 5.2% as a result of properties acquired, offset by a decrease in same property rental income due primarily to lower minimum rent income and decreased small shop occupancy, which generally carries a higher rental rate per square foot. The increase in Equity One’s rental income to NIS 1,071 million for the year ended December 31, 2009 from NIS 858 million for the year ended December 31, 2008 resulted primarily from the inclusion in rental income for the year ended December 31, 2009 of NIS 160.5 million attributable to the consolidation of the financial results of DIM Vastgoed N.V., or DIM, a Dutch public company with 21 shopping centers in which Equity One acquired a controlling interest in 2009. In addition, rental income increased by approximately NIS 82.8 million as a result of an increase in the average exchange rate of the U.S. dollar against the NIS for the year ended December 31, 2009 compared to the year ended December 31, 2008.

The following table summarizes Equity One’s leasing activities for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011.

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2008	2009	2010	2011

Renewals
Number of leases	349	92	312	346
GLA leased (square feet at end of period, in thousands)	757	288	1,058	1,371
New contracted rent per leased square foot (U.S.$)	17.28	12.12	18.86	12.63
Prior contracted rent per leased square foot (U.S.$)	15.87	12.77	19.33	12.84
New Leases
Number of leases	193	41	190	179
GLA leased (square feet at end of period, in thousands)	497	141	709	586
Contracted rent per leased square foot (U.S.$)	17.27	13.76	11.12	14.0
Total New Leases and Renewals
Number of leases	542	133	502	525
GLA leased (square feet at end of period, in thousands)	1,254	429	1,767	1,957
Contracted rent per leased square foot (U.S.$)	17.28	12.66	15.75	13.04
Expired Leases
Number of leases (1)	315	306	320	218
GLA of expiring leases (square feet at end of period, in thousands)	749	830	1,034	810

(1)	Excludes developments and non-retail properties.

Most of Equity One’s leases provide for the monthly payment in advance of fixed minimum rent, the tenants’ pro rata share of property taxes, insurance (including fire and extended coverage, rent insurance and liability insurance) and common area maintenance for the property. Equity One’s leases may also provide for the payment of additional rent based on a percentage of the tenants’ sales. Utilities are generally paid directly by tenants except where common metering exists with respect to a property. In those cases, Equity One makes the payments for the utilities and is reimbursed by the tenants on a monthly basis. Generally, Equity One’s leases prohibit its tenants from assigning or subletting their spaces. Approximately 70% of Equity One’s leases contain escalations that occur at specified times during the term of the lease. These escalations are either fixed amounts, fixed percentage increases or increases based on changes to the Consumer Price Index. The increases generally range from 2%-6% over the rent in effect at the time of the escalation. The leases also require tenants to use their spaces for the purposes designated in their lease agreements and to operate their businesses on a continuous basis. Some of the lease agreements with major or national or regional tenants contain modifications of these basic provisions in view of the financial condition, stability or desirability of those tenants. Where a tenant is granted the right to assign its space, the lease agreement generally provides that the original tenant will remain liable for the payment of the lease obligations under that lease agreement.

While the economic conditions in many of Equity One’s markets in the United States have improved modestly, macro-economic challenges such as low consumer confidence, high unemployment rates and reduced consumer spending continue to adversely affect tenants’ businesses and in turn affect Equity One’s rental rates. While supermarket sales have not been as affected as other retailers, many smaller shop tenants have continued to face declining sales and reduced access to capital. These trends have made it more difficult for Equity One to achieve its objectives of growing its business through internal rent increases, recycling capital from lower-tiered assets into higher quality properties, and growing its asset management business. Equity One has responded by making an effort to secure additional tenants; negotiating the reduction of tenant expenses, in certain cases; and examining, on an individual basis, the possibility of reducing rent, based on an assessment of the financial and operational stability of the different tenants. Equity One will less frequently enter into gross leases in which the tenant pays only a fixed minimum rent which includes the estimated pro rata share of property taxes, insurance and common area maintenance for the property.

Equity One’s management believes that, although there have been improvements in the retail real estate markets, the leasing environment remains challenging for small shop tenants, which Equity One defines as tenants occupying less than 10,000 square feet. The effect of the challenging leasing environment is evidenced by the decline in the average rental rates per square foot Equity One is able to achieve for new leases and renewals. For the nine months ended September 30, 2011, Equity One signed 179 new leases totaling 586,339 square feet at an average rental rate of $14.0 per square foot as compared to the prior in-place average rent of $14.77 per square foot in 2010 representing a 5.2% decline on a same space basis. For the nine months ended September 30, 2011, Equity One signed 346 renewals and extension of existing leases totaling 1,370,955 square feet at an average rental rate of $12.63 per square foot as compared to the prior in-place average rent of $12.84 per square foot in 2010 representing a 1.6% decline on a same space basis.

Equity One believes that while the leasing environment remains challenging for small shop tenants, the overall retail real estate market continues to improve. To the extent that challenging economic conditions persist in 2011, Equity One expects small shop leasing to continue to present challenges. It anticipates that its core portfolio occupancy and same-center net operating income for fiscal year 2011 will either remain relatively flat or experience a modest increase as compared to fiscal year 2010.

On September 26, 2011, Equity One announced that it had entered into an agreement to sell 36 shopping centers that are predominately located in the Atlanta, Tampa and Orlando markets in the United States, comprising 3.9 million square feet, for U.S.$473.1 million (NIS 1.8 billion). The 36 shopping centers generated net operating income of U.S.$35.4 million for the twelve months ended June 30, 2011, were 91% occupied at the same date and were encumbered by mortgage loans having an aggregate principal balance of U.S.$173 million (NIS 0.6 billion). As a result of the transaction, Equity One recognized in the third quarter of 2011 a U.S.$8 million (NIS 28 million) impairment loss on the group of assets and liabilities held for sale. Closing of the transaction is subject to customary conditions and is expected to occur in the fourth quarter of 2011.

Canada.  In Canada, we acquire, develop and manage shopping centers through our subsidiary First Capital, which is listed on the Toronto Stock Exchange. First Capital’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2008	2009	2010	As of September 30, 2011

Our economic interest in First Capital	52.5%	50.7%	48.8%	49.6%
Shopping centers (1)	152	157	159	158
Properties under development	5	3	3	8
GLA (millions of square feet)	20.2	20.8	21.6	22.8
Occupancy rate	96.0%	96.2%	96.4%	96.3%
Average annualized base rent (C$ per sq. ft.)	15.17	15.71	16.35	16.73

(1)	Prior periods have been revised to conform to current period presentation.

	Year Ended December 31,							Nine Months Ended September 30, 2011
	2008		2009		2010		2010	2010		2011		2011
								(NIS in millions except same property NOI growth)
							(U.S.$ in millions)
	(NIS in millions except same property NOI growth)											(U.S.$ in millions)

Rental income	1,365		1,499		1,733		467	1,272		1,410		380
Net operating income	859		961		1,124		303	820		909		245
Increase (decrease) in value of investment property and investment property under development, net	(1,356)		(113)		658		177	564		926		250
Same property NOI growth (%)	2.1	(1)	2.7	(2)	2.2	(3)	N/A	1.2	(4)	3.1	(5)	N/A

(1)	Including expansion and development, same property NOI growth was 3.8%.

(2)	Including expansion and development, same property NOI growth was 6.8%.

(3)	Including expansion and development, same property NOI growth was 3.9%.

(4)	Including expansion and development, same property NOI growth was 2.7%

(5)	Including expansion and development, same property NOI growth was 3.5%

The increase in First Capital’s rental income to NIS 1,410 million (U.S.$380 million) for the nine months ended September 30, 2011 from NIS 1,272 million for the nine months ended September 30, 2010 was driven primarily by an increase in GLA due to acquisition of additional properties and the completion of development of new properties, as well as an increase in rental rates. The increase in First Capital’s rental income to NIS 1,733 million (U.S.$467 million) for the year ended December 31, 2010 from NIS 1,499 million for the year ended December 31, 2009 was driven primarily by an increase in GLA from 20.8 million square feet to 21.6 million square feet, which was the result of the acquisition of four additional properties and the completion of the development of new properties or redevelopment and expansion of existing properties. The increase included NIS 76 million (U.S.$20 million) resulting from an increase in the average exchange rate of the Canadian dollar against the NIS for the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase in First Capital’s rental income to NIS 1,499 million for the year ended December 31, 2009 from NIS 1,365 million for the year ended December 31, 2008 was driven primarily by the increase in GLA from 20.2 million square feet to 20.8 million square feet, which was the result of the acquisition of five additional properties and the completion of the development of new properties or redevelopment and expansion of existing properties, and increases in rental rates, recoveries and occupancy. In addition, rental income increased by NIS 32 million as a result of an increase in the average exchange rate of the Canadian dollar against the NIS for the year ended December 31, 2009 compared to the year ended December 31, 2008.

The following table summarizes First Capital’s leasing activities for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2009	2010	2011

Renewals
Number of leases	343	370	305	248
GLA leased (square feet at end of period, in thousands)	1,228	1,246	858	1,151
New contracted rent per leased square foot (C$)	16.38	18.71	19.94	14.81
Prior contracted rent per leased square foot (C$)	14.37	16.54	17.92	13.33
New Leases
Number of leases	297	331	282	235
GLA leased (square feet at end of period, in thousands)	1,234	1,205	786	830
Contracted rent per leased square foot (C$)	19.25	21.20	20.26	20.09
Total New Leases and Renewals
Number of leases	640	701	587	483
GLA leased (square feet at end of period, in thousands)	2,462	2,451	1,644	1,981
Contracted rent per leased square foot (C$)	17.82	19.93	20.09	17.02
Expired Leases
Number of leases	262	225	244	212
GLA of expiring leases (square feet at end of period, in thousands)	601	806	557	817

Each of First Capital’s properties is subject to property tax and common area maintenance costs (e.g., cleaning, repairs or insurance) among other expenses. First Capital generally passes on these costs to its tenants through clauses in their leases. However, some leases stipulate payment ceilings in connection with these expenses, and First Capital must bear the difference in these instances rather than recoup the costs from its tenants.

As of September 30, 2011, Canada’s economy seems to have avoided the worst of the global financial crisis. However, some uncertainty remains due to the slow growth of many of the world’s major economies. Financing by financial institutions as well as through capital markets stabilized in 2010, as did the number of transactions involving commercial real estate.

For the nine months ended September 30, 2011, First Capital’s gross new leasing including development and redevelopment space totaled 830,000 square feet. Renewal leasing totaled 1,151,000 square feet with a 11.1% increase over expiring lease rates. The weighted average rate per occupied square foot increased to C$16.73 at September 30, 2011 before acquisitions from C$16.35 at December 31, 2010 as a result of leasing and development activity. During the first nine months of 2011, First Capital acquired properties with gross leasable area totaling 1,295,000 square feet with an average lease rate of C$14.84, bringing the average in place rent to C$16.73 per square foot at the end of the third quarter. Compared to the period ending September 30, 2010, average lease rate per occupied square foot increased by 2.9%.

During 2010, new leases on existing space averaged C$19.34 per square foot, and renewals averaged C$19.94 per square foot. Newly developed space was leased at an average rate of C$25.22 per square foot. First Capital’s management considers that these openings and renewals broadly reflect market rates for the portfolio. First Capital’s management believes that the weighted average rental rate for the portfolio if it were at market would be in the C$20 to C$23 per square foot range. Newly developed commercial retail unit and pad space would be higher than this range, with anchor and grocery store leases being below this range.

Northern Europe.  In Northern Europe, we acquire, develop and manage shopping centers through our subsidiary Citycon, which is listed on the Helsinki Stock Exchange. Citycon operates primarily in Finland, as well as in Sweden, Estonia and Lithuania. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,			As of September 30,
	2008	2009	2010	2011

Our economic interest in Citycon	43.4%	47.9%	47.3%	47.8%
Shopping centers	85	84	80	80
Properties under development	—	—	3	2
GLA (millions of square feet)	9.6	10.8	10.1	10.8
Occupancy rate	96.0%	95.0%	95.1%	95.4%
Average annualized base rent (Euro per sq. ft.)	18.72	19.61	20.84	21.73

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)	(NIS in millions except same property NOI growth)		(U.S.$ in millions)

Rental income	937	1,019	971	261	725	800	215
Net operating income	658	686	631	170	474	533	144
Increase (decrease) in value of investment property and investment property under development, net	(1,114)	(533)	248	67	192	(91)	(25)
Same property NOI growth (%)	3.6	0.8	(0.3)	N/A	(0.8)	2.7	N/A

Excluding the impact of currency exchange rates, the increase in Citycon’s rental income by 10.2% for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was a result of the active development of retail properties, acquisitions of additional properties as well as an increase in rental rates. The decrease in Citycon’s rental income to NIS 971 million (U.S.$261 million) for the year ended December 31, 2010 from NIS 1,019 million for the year ended December 31, 2009 was driven by a decrease of approximately NIS 96 million (U.S.$26 million) resulting from a decrease in the average exchange rate of the Euro against the NIS for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the impact of currency exchange rates, Citycon’s rental income increased by 4.5% as a result of the growth in GLA and active development of retail properties, as well as an increase in rental rates. The increase in rental income was partially offset by a slightly higher average vacancy rate during the course of the year, residential property divestments in Sweden and the commencement of new redevelopment projects. The increase in Citycon’s rental income from NIS 937 million for the year ended December 31, 2008 to NIS 1,019 million for the year ended December 31, 2009 was driven by an increase in GLA which was the result of the completion of the redevelopment of two existing properties during the year ended December 31, 2009 and includes an increase of approximately NIS 38 million resulting from an increase in the average exchange rate of the Euro against the NIS for the year ended December 31, 2009 compared to the year ended December 31, 2008.

The following table summarizes Citycon’s leasing activities for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011.

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2008	2009	2010	2011

Renewals
Number of leases	72	146	161	105
GLA leased (square feet at end of period, in thousands)	220	482	727	471
New contracted rent per leased square foot (EUR)	19.8	23.7	20.9	27.7
New Leases
Number of leases	500	727	628	449
GLA leased (square feet at end of period, in thousands)	1,126	1,043	999	903
Contracted rent per leased square foot (EUR)	21.8	26.0	19.2	18.9
Total New Leases and Renewals
Number of leases	572	873	789	554
GLA leased (square feet at end of period, in thousands)	1,346	1,525	1,726	1,375
Contracted rent per leased square foot (EUR)	21.5	25.3	19.9	21.9
Expired Leases
Number of leases	541	781	1,279	593
GLA of expiring leases (square feet at end of period, in thousands)	1,266	1,376	2,052	1,432

According to most of the agreements signed between Citycon and its tenants, these tenants undertake to pay, in addition to rent, management fees to cover operating costs which Citycon incurs in maintaining the property. In addition, Citycon has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component does not represent a material share of Citycon’s total rental revenues. Lease agreements with Citycon’s anchor tenants are mostly for long periods of 10 and even 20 years, while with smaller tenants the lease agreements are mostly for periods of three to five years. Citycon also enters into lease agreements for undefined periods, which may be terminated by giving advance notice, usually of three to 12 months.

In 2010, economic improvement was seen in all of Citycon’s operating regions, particularly in Finland and Sweden, compared to 2009. The economic situation in Citycon’s markets was generally favorable during the first nine months of 2011, but demand for retail premises did not grow significantly, making leasing activities difficult. During the first nine months of 2011, the occupancy rate increased to 95.4% when compared to the first half of 2011. The market rents for retail premises developed moderately and even fell in some areas. The average rent level of new lease agreements made during the quarter fell compared to the previous quarter. Leasing of retail premises was particularly challenging in certain supermarket and shop properties owned by Citycon.

More specifically, in Finland, the average annual rent rose from EUR 22.7/sq.ft. to EUR 23.3/sq.ft., and the occupancy rate rose to 94.4% from 93.7%; in Sweden, the annual average rent rose from EUR 17.5/sq.ft. to EUR 19.3/sq.ft., while the occupancy rate rose to 95.9% from 95.0%.

During 2010, the average rent of the leases that began in 2010 was EUR 214.4/sq.m. and the average rent of the leases that ended in 2010 was EUR 194.5/sq.m. Citycon’s management believes that, as a whole, its existing rental rates correspond well to the current rental market. In Finland, the rental rates of some older supermarket and shop properties may be above current market rental rates. Furthermore, in Sweden, Citycon’s management believes that some of the older leases have the potential to be renewed at higher rental rates. Finally, in the Baltics, many lease agreements have rental discounts and Citycon’s management believes there is a risk that leases may be renewed with rental rates that correspond with the current, discounted rental rates.

Central and Eastern Europe.  In Central and Eastern Europe, we acquire, develop and manage shopping centers through Atrium, which is listed on the Euronext Stock Exchange, Amsterdam and on the Vienna Stock Exchange. Atrium operates primarily in Poland, the Czech Republic and Russia, as well as Hungary, Slovakia, Romania and Latvia. The following data is presented on a fully consolidated basis.

	As of December 31,		As of September 30,
	2009 (1)	2010	2011

Our economic interest in Atrium	30.1%	30.0%	31.2%
Shopping centers	152	153	154
Properties under development	1	3	3
GLA (millions of square feet)	12.0	12.2	12.6
Occupancy rate	94.0%	94.7%	97.0%
Average annualized base rent (Euro per sq. ft.)	13.10	13.84	13.28

(1)	Atrium was initially proportionately consolidated at the end of 2009.

The financial data set forth below is presented on a proportionately consolidated basis.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2010	2010	2011	2011
	(NIS in millions	(U.S.$ in millions)	(NIS in millions
	except same		except same
	property NOI		property NOI
	growth)		growth)		(U.S.$ in millions)

Rental income	321	86	239	273	73
Net operating income	200	54	149	177	48
Increase in value of investment property and investment property under development, net	44	12	44	120	32
Same property NOI growth (%)	8.9	N/A	8.8	10.4	N/A

We made our initial investment in Atrium on August 1, 2008 through the acquisition of convertible debentures and warrants as part of a joint investment with CPI CEE Management LLC, or CPI. As of December 31, 2008, we and CPI jointly controlled 27.2% of the voting rights in Atrium and our economic interest was 8.2%. In January and September 2009, we and CPI made a further investment in Atrium through the acquisition of Atrium shares, partly in exchange for cancellation of our convertible debentures and warrants. As of December 31, 2009, we and CPI jointly controlled 49.8% of the voting rights in Atrium and our economic interest was 30.1%. As of December 31, 2010, our economic interest was 30.0% (29.8% on a fully diluted basis) of the share capital of Atrium and together with CPI jointly controlled 49.6% of the voting rights in Atrium and had a 49.5% economic interest. For the years ended December 31, 2008 and 2009 we accounted for our interest in Atrium using the equity method. For the year ended December 31, 2010 and the nine months ended September 30, 2011, we proportionately consolidated the results of Atrium because of our joint control over Atrium. For this reason, we have not presented data for the years ended December 31, 2008 and 2009 above.

The following table summarizes Atrium’s leasing activities for the year ended December 31, 2010 and for the nine months ended September 30, 2011.

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2010	2011

Renewals
Number of leases	328	297
GLA leased (square feet at end of period, in thousands)	549	499
New contracted rent per leased square foot (EUR)	15.94	16.58
Prior contracted rent per leased square foot (EUR)	16.23	16.20
New Leases
Number of leases	461	411
GLA leased (square feet at end of period, in thousands)	794	1,247
Contracted rent per leased square foot (EUR)	11.24	9.68
Total New Leases and Renewals
Number of leases	789	708
GLA leased (square feet at end of period, in thousands)	1,343	1,745
Contracted rent per leased square foot (EUR)	13.16	11.65
Expired Leases
Number of leases	545	446
GLA of expiring leases (square feet at end of period, in thousands)	932	521

A significant portion of Atrium’s lease agreements are with international retail chains. Most of the lease agreements into which Atrium enters are linked to various consumer price indices. A growing number of lease agreements include provisions to raise the rent as the tenant’s income increases. As part of the implementation of Atrium’s operational strategy to maintain high occupancy rates in its properties, it has at times granted rent discounts, for limited periods, to tenants who were commercially affected by the financial crisis. However, in some of its operating regions, the rate of these discount rates declined in 2010.

In 2010, a stabilization trend was evident in the markets in which Atrium operates; this included, among other things, moderate growth in consumption compared to 2009, which in turn had a positive effect on Atrium’s tenants who are retailers. The credit crisis in Greece and concerns about the Spanish and Portuguese economies in the first half of 2010 led to uncertainty in East European markets; however, this was less evident in the second half of 2010. In 2010, an improvement was evident in the economic situation in the Czech Republic, Russia, Poland and Slovakia. On the other hand, the process of recovery from the financial crisis in Latvia, Hungary and Romania was slower than other European countries. In addition, although an improvement was seen in the credit markets, the availability of bank credit for projects under development remained low, other than in economically stable countries, such as Poland.

In the first nine months of 2011, Atrium generally saw a positive economic trend, with increased consumer spending in its shopping centers. A focus on operational efficiency in shopping center management resulted in an increase in Atrium’s operating margin and NOI, while a strategy of introducing turnover rent clauses as a condition for providing short-term rental discounts during the financial crisis had a positive impact on gross and same property rental income. In particular, Atrium’s NOI increased 14.8% from EUR 100.2 million in the first nine months of 2010 to EUR 115.1 million for the comparable period for 2011. Occupancy rates increased from 94.7% at the end of 2010 to 97.0% at the end of the first nine months of 2011, meanwhile, by the first nine months of 2011 same property NOI grew by 10.4% to EUR 104.8 million compared to EUR 94.8 million in the same period in 2010.

Atrium’s management believes that its current rental rates are in line with market rates, with potential for increases through indexation.

Germany.  We acquire, develop and manage shopping centers in Germany through our wholly owned subsidiary, Gazit Germany. We fully consolidate the results of Gazit Germany.

	As of December 31,			As of September 30,
	2008	2009	2010	2011

Shopping centers	6	6	6	6
GLA (millions of square feet)	1.0	1.0	1.0	1.1
Occupancy rate	94.7%	94.3%	94.6%	95.6%
Average annualized base rent (Euro per sq. ft.)	11.52	12.70	13.26	13.69

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions except same property NOI growth)				(NIS in millions except same property NOI growth)
				(U.S.$ in millions)			(U.S.$ in millions)

Rental income	78	84	78	21	60	59	16
Net operating income	52	57	56	15	44	44	12
Increase (decrease) in value of investment property and investment property under development, net	(16)	(73)	2	0.5	3	(14)	(4)
Same property NOI growth (%)	—	1.9	5.3	N/A	3.1	0.7	N/A

Israel.  In Israel, we acquire, develop and manage shopping centers through Gazit Development. In addition to the properties in Israel, Gazit Development owns one shopping center in Bulgaria, as well as parcels of land in Bulgaria and Macedonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,			As of September 30,
	2008	2009	2010	2011

Our economic interest in Gazit Development	75%	75%	75%	75%
Shopping centers	10	11	12	11
Properties under development	3	2	2	1
GLA (millions of square feet)	1.1	1.5	1.4	1.4
Occupancy rate	91.2%	92.8%	97.0%	98.9%
Average annualized base rent (NIS per sq. ft.)	85.79	95.71	100.06	107.2

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions except same property NOI growth)				(NIS in millions except same property NOI growth)
				(U.S.$ in millions)			(U.S.$ in millions)

Rental income	101	143	159	43	113	143	39
Net operating income	75	105	116	31	87	109	29
Increase in value of investment property and investment property under development, net	70	180	215	58	28	85	23
Same property NOI growth (%)	15.4	10.4	7.2	N/A	6.2	12.1	N/A

Brazil.  In Brazil, we acquire, develop and manage shopping centers through our wholly-owned subsidiary, Gazit Brazil. We fully consolidate the results of Gazit Brazil.

	As of December 31,			As of September 30,
	2008	2009	2010	2011

Shopping centers	2	2	4	4
Properties under development	1	1	—	—
GLA (millions of square feet)	0.183	0.226	0.4	0.4
Occupancy rate	99.7%	98.0%	89.0%	89.1%
Average annualized base rent (BRL per sq. ft.)	28.22	23.64	35.65	36.80

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)	(NIS in millions)		(U.S.$ in millions)

Rental income	9	11	16	4	10	23	6
Net operating income	9	11	15	4	9	20	5
Increase in value of investment property and investment property under development, net	1	14	29	8	(2)	(13)	(4)

Healthcare Properties

Medical Office Buildings

ProMed.  We own and operate medical office buildings in the United States through ProMed, our wholly-owned subsidiary. We fully consolidate the results of ProMed.

	As of December 31,			As of September 30,
	2008	2009	2010	2011

Medical office buildings	10	10	12	15
GLA (millions of square feet)	1.0	1.0	1.05	1.4
Occupancy rate	98.1%	97.7%	95.6%	95.9%
Average annualized base rent (U.S.$ per sq. ft.)	26.30	27.30	27.08	30.13

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)	(NIS in millions)		(U.S.$ in millions)

Rental income	101	127	127	34	94	100	27
Net operating income	75	92	91	25	68	70	19
Increase (decrease) in value of investment property and investment property under development, net	(23)	(11)	(2)	(0.5)	(6)	5	2

Gazit America and ProMed Canada.  We own and operate medical office buildings in Canada through ProMed Canada, a wholly-owned subsidiary of Gazit America, which is listed on the Toronto Stock Exchange. As of December 31, 2009 and 2010 and September 30, 2011, Gazit-Globe held a 66%, 69.5% and 73.1% economic interest in Gazit America, respectively. Gazit America also holds shares of Equity One. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,			As of September 30,
	2008	2009	2010	2011

Medical office buildings	2	2	3	9
GLA (millions of square feet)	0.1	0.1	0.2	0.7
Occupancy rate	87.9%	84.6%	79.5%	88.5%
Average annualized base rent (C$ per sq. ft.)	11.03	11.48	14.60	19.72

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)	(NIS in millions)		(U.S.$ in millions)

Rental income	4	9	14	4	11	36	10
Net operating income	2	4	7	2	5	18	5
Increase (decrease) in value of investment property and investment property under development, net	1	(5)	(1)	(0.3)	(6)	5	2

Senior Housing Facilities

Royal Senior Care.  We own and operate senior housing facilities in the United States through Royal Senior Care. As of September 30, 2011, Gazit-Globe held a 60% interest in Royal Senior Care. Royal Senior Care owns 15 senior housing facilities, encompassing approximately 1,650 units in the Southeastern United States with an occupancy rate of 87.7%, 88.5%, 84.2% and 84.2% as of September 30, 2011 and December 31, 2010, 2009 and 2008, respectively. We proportionately consolidate (60%) Royal Senior Care’s results in our financial statements. The following data is presented on a proportionately consolidated basis.

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)	(NIS in millions)		(U.S.$ in millions)

Rental income	98	118	110	30	84	81	22
Net operating income	37	44	42	11	32	35	9

Other Businesses

U. Dori.  Gazit Development holds through Acad 73.8% of the share capital and voting rights of U. Dori, a company listed on the TASE. Prior to April 17, 2011, Gazit-Globe held 36.9% of U. Dori and on April 17, 2011, it increased its holding in U. Dori to 73.8% by acquiring the outstanding remaining 50% interest in Acad that it did not previously own. In June 2011, Gazit-Globe sold 100% of Acad, which holds the 73.8% interest in U. Dori, to Gazit Development. On October 24, 2011, U. Dori announced that it had been informed by Gazit Development that Gazit Development was making initial inquiries with the goal, among other things, of considering ways to make the business of U. Dori and Gazit Development more efficient, including restructuring, combining operations or bringing in new partners. These considerations are currently at an early stage and neither company has made any definitive determination with respect to these matters. U. Dori is primarily engaged in the development, construction and sale of real estate projects in Israel and Eastern Europe. Gazit-Globe jointly controlled U. Dori during the years ended December 31, 2008, 2009 and 2010 and the period ended April 17, 2011 and proportionately consolidated its results for these periods. The following data for these periods is presented on a proportionately consolidated basis. Since April 17, 2011, U. Dori has been fully consolidated due to our acquisition of an additional 50% interest in Acad.

	Year Ended December 31,				Nine Months Ended September 30,
	2008	2009	2010	2010	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)	(NIS in millions)		(U.S.$ in millions)

Revenues from sale of buildings, land and contractual works performed	613	596	691	186	489	901	243
Gross profit (loss)	(66)	42	69	19	46	42	11

Results of Operations

The following describe line items from our audited consolidated income statements important in understanding our results of operations.

Rental income.  Rental income consists of rents earned from tenants under lease agreements, including percentage rents based on tenants’ sales volume, property tax and operating cost recoveries and incidental income, including lease cancellation payments. Tenant inducements, including rent abatement and the costs of certain renovations and other expenses, are deducted from rental income on a straight-line basis over the term of the tenant’s lease in cases where the tenant is considered to be the primary beneficiary. See “— Critical Accounting Policies — Rental Income.”

Revenues from sale of buildings, land and contractual works performed.  Such revenues primarily consist of revenues from contractual works performed by U. Dori and revenues from the sale of residential apartments by U. Dori.

Property operating expenses.  Property operating expenses consist primarily of taxes and fees on properties, repairs and maintenance of properties, salaries and other expenses relating to management of properties, insurance, security and utilities.

Cost of buildings sold, land and contractual works performed.  Cost of buildings sold, land and contractual works performed primarily consists of contractual works performed and cost of residential apartments sold by U. Dori, including the cost of land, raw materials and subcontractors.

Increase (decrease) in value of investment property and investment property under development, net. We apply the fair value model, as prescribed in IAS 40. Investment property consists primarily of shopping centers, other retail space and medical office buildings. Investment property under development consists of shopping centers under development. Investment property and investment property under development are presented at fair value, which has been determined based on valuations principally conducted by accredited independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued, and by management assessments. See “— Critical Accounting Policies — Investment Property and Investment Property Under Development” and “— Critical Accounting Policies — Fair Value Measurements.”

General and administrative expenses.  Our general and administrative expenses include primarily salaries and other benefits, consulting and professional fees, depreciation, sales and marketing expenses and office maintenance.

Other income.  Other income primarily consists of gain from negative goodwill in connection with additional investments in investees, which results from shares in these investees having been acquired at a price lower than the fair value of the investee’s identifiable net assets, capital gain and gain from dilution of holding in investees.

Other expenses.  Other expenses primarily consist of impairment of goodwill and other assets, capital loss, and loss from dilution of holding in investees.

Group’s share in earnings (losses) of associates, net.  Group’s share in earnings (losses) of associates, net, primarily consists of our share in the losses of Atrium in 2009 and 2008 prior to our proportionate consolidation of Atrium beginning during the year ended December 31, 2010, mainly as a result of adjusting the fair value of investment property, property under development and land, and expenses with respect to the revaluation of convertible debentures to their fair value, which have been offset against the gain on the early redemption of convertible debentures and operating income. The remainder of our share in earnings (losses) of associates, net, reflects our share in certain joint ventures between Equity One and third parties.

Finance expenses.  Finance expenses primarily consist of interest paid on and expenses related to debentures, convertible debentures and liabilities to financial institutions and others, losses on derivative instruments, loss from marketable securities and exchange rate differences, net of finance expenses carried to cost of real estate under development.

Finance income.  Finance income primarily consists of gain from marketable securities, gain from early redemption of debentures, dividend income, interest income, including interest income from our investment in convertible debentures issued to us by Atrium, and revaluation of derivatives.

Increase (decrease) in value of financial investments.  Increase (decrease) in value of financial investments primarily consists of the adjustment of the fair value of derivatives from our investment in Atrium and the loss from the impairment of available for sale financial assets.

Taxes on income (tax benefit).  Tax benefit in 2009 and 2008 primarily consists of deferred tax income, which arises mainly from a reduction in deferred tax liability with respect to investment property, as a result of its fair value loss, as well as from deferred tax income, resulting from the expected changes in corporate tax rates, which is reduced by the set-off of our current tax expenses.

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

					Nine Months
	Nine Months Ended				Ended
	September 30,		Increase		September 30,
	2010	2011	(decrease)		2011
	(NIS in millions)			Change (%)	(U.S.$ in millions)

Rental income	3,412	3,847	435	13	1,036
Revenues from sale of buildings, land and contractual works performed	489	901	412	84	243

Total revenues	3,901	4,748	847	22	1,279

Property operating expenses	1,156	1,285	129	11	346
Cost of buildings sold, land and contractual works performed	443	859	416	94	232

Total cost of revenues	1,599	2,144	545	38	578

Gross profit	2,302	2,604	302	13	701
Fair value gain (loss) on investment property and investment property under development, net	674	953	279	41	257
General and administrative expenses	(474)	(556)	(82)	17	(150)
Other income	23	185	162	704	50
Other expenses	(12)	(38)	(26)	217	(10)
Group’s share in losses of associates, net	(5)	7	12	nm	2

Operating income	2,508	3,155	647	26	850
Finance expenses	(1,403)	(1,695)	(292)	21	(457)
Finance income	412	50	(362)	(88)	13
Decrease in value of financial investments	—	(13)	(13)	nm	(3)

Income before taxes on income	1,517	1,497	(20)	(1)	403
Taxes on income	317	290	(27)	(9)	78

Net income	1,200	1,207	7	1	325

 nm = Not meaningful

Rental income

The increase of NIS 435 million (U.S.$117 million) or 13%, in rental income, or NIS 507 million (U.S.$137 million) or 13%, excluding the impact of currency exchange rates, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due primarily to:

•	an increase of NIS 169 million due to growth from acquisition of properties by Equity One mainly from initial consolidation of CapCo;

•	an increase of NIS 139 million due to external and internal growth in First Capital; and

•	an increase of NIS 146 million due to completion of developments coming on line.

Revenues from sale of buildings, land and contractual works performed

The increase of NIS 412 million (U.S.$111 million), or 84%, in revenues from sale of buildings, land and contractual works performed, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due to:

•	an increase of NIS 362 million due to the full consolidation of Acad since the beginning of the second quarter of 2011; and

•	an increase of NIS 133 million in revenues from contractual works resulting from an increase in the number of construction projects in which U. Dori was engaged compared to the nine months ended September 30, 2010;

partially offset by

•	a decrease of NIS 83 million due to lower revenues from sale of apartments compared to the nine months ended September 30, 2010.

Property operating expenses

The increase of NIS 129 million (U.S.$35 million), or 11%, in property operating expenses, or NIS 151 million (U.S.$41 million), or 12%, excluding the impact of currency exchange rates, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due primarily to:

•	an increase of NIS 98 million due to the growth in GLA associated with properties acquired in 2010 and 2011; and

•	an increase of NIS 55 million in property operating expenses due to higher maintenance costs, higher insurance expense, higher heating and electricity expenses during the nine months ended September 30, 2011.

Property operating expenses, as a percentage of rental income, was 33.4% for the nine months ended September 30, 2011 compared to 33.9% for the nine months ended September 30, 2010.

Cost of buildings sold, land and contractual works performed

The increase of NIS 416 million (U.S.$112 million), or 94%, in cost of buildings sold, land and contractual works performed, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due primarily to:

•	an increase of NIS 347 million due to the full consolidation of Acad since the beginning of the second quarter of 2011; and

•	an increase of NIS 123 million due to costs arising from an increase in the number of construction projects in which U. Dori was engaged in;

partially offset by

•	a decrease of NIS 54 million due to decrease in the sale of apartments compared to the nine months ended September 30, 2010.

Fair value gain (loss) on investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the nine months ended September 30, 2011, the fair value of our properties increased by NIS 953 million (U.S.$257 million), due mainly to the net increase in the fair value of First Capital’s properties. This compares to a fair value gain during the nine months ended September 30, 2010 of NIS 674 million, also due partly to the net increase in the fair value of First Capital’s properties.

General and administrative expenses

The increase of NIS 82 million (U.S.$22 million), or 17%, in general and administrative expenses, or NIS 80 million (U.S.$22 million), or 17%, excluding the impact of currency exchange rates, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due primarily to:

•	an increase of NIS 18 million due to legal fees associated with the litigation regarding Meinl Bank AG, its controlling shareholder, Julius Meinl, and other affiliated parties filed by and against Gazit-Globe, its chairman and Atrium;

•	an increase of NIS 22 million in transaction-related costs with respect to acquisitions and investments executed or evaluated in Citycon and in Equity One; and

•	an increase of NIS 20 million primarily due to the full consolidation of Acad since the beginning of the second quarter of 2011.

Other income

The increase of NIS 162 million (U.S.$44 million), or 804%, in other income, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due primarily to NIS 58 million resulting from negative goodwill gain generated from purchase of Atrium’s shares, NIS 30 million resulting from non-recurring gains derived from U. Dori and also a NIS 63 million gain resulting from sale of assets mainly from Atrium.

Finance expenses

The increase of NIS 292 million (U.S.$79 million), or 21%, in finance expenses, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due primarily to:

•	an increase of NIS 192 million resulting mainly from the increase in the balance of our loans and debentures from an average balance of NIS 32.7 billion in the nine months ended September 30, 2010 to an average balance of NIS 35.8 billion in the nine months ended September 30, 2011 and also from an increase in the interest rate of liabilities that are linked to the Israeli consumer price index in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010; and

•	an increase of NIS 93 million due to the revaluation of derivatives, primarily with respect to economic hedging transactions (in the nine months ended September 30, 2010, this revaluation was accounted for as finance income).

Finance income

The decrease of NIS 362 million (U.S.$98 million), or 88%, in finance income, for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, was due primarily to a decrease of NIS 292 million due to the absence in the 2011 period of the gain from revaluation of derivatives, primarily with respect to economic hedging transactions in 2010.

Taxes on income

The decrease of NIS 27 million (U.S.$7 million), or 8%, was due primarily to an increase in deferred tax expenses of NIS 96 million with respect to changes in the value of investment property and investment property under development in First Capital offset by a decrease of NIS 99 million tax income due to the change in the fair value of derivatives with respect to hedging transactions (mainly swap-type) and a decrease of NIS 25 million due to lower tax payment with respect to sale of assets.

Year ended December 31, 2010 compared to year ended December 31, 2009

					Year Ended
	Year Ended December 31,		Increase		December 31,
	2009	2010	(decrease)		2010
	(NIS in millions)			Change (%)	(U.S.$ in millions)

Rental income	4,084	4,596	512	13%	1,238
Revenues from sale of buildings, land and contractual works performed	596	691	95	16%	186

Total revenues	4,680	5,287	607	13%	1,424

Property operating expenses	1,369	1,551	182	13%	418
Cost of buildings sold, land and contractual works performed	554	622	68	12%	167

Total cost of revenues	1,923	2,173	250	13%	585

Gross profit	2,757	3,114	357	13%	839
Fair value gain (loss) on investment property and investment property under development, net	(1,922)	1,017	2,939	nm	274
General and administrative expenses	(584)	(663)	(79)	(14)%	(179)
Other income	777	13	(764)	(98)%	4
Other expenses	(41)	(48)	(7)	(17)%	(13)
Group’s share in earnings (losses) of associates, net	(268)	2	270	nm	1

Operating income	719	3,435	2,716	378%	926
Finance expenses	(1,793)	(1,869)	(76)	(4)%	(504)
Finance income	1,551	569	(982)	(63)%	153
Increase (decrease) in value of financial investments	81	(18)	(99)	nm	(5)

Income before taxes on income	558	2,117	1,559	279%	570
Taxes on income (tax benefit)	(142)	509	651	nm	137

Net income	700	1,608	908	130%	433

nm = Not meaningful

Rental income

The increase of NIS 512 million (U.S.$138 million), or 13%, in rental income, or NIS 599 million (U.S.$161 million), or 15%, excluding the impact of currency exchange rates, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 321 million attributable to the operations of Atrium, the results of which were proportionately consolidated beginning in the year ended December 31, 2010; and

•	an increase of NIS 286 million due to growth of 3.2 million square feet in GLA (comprising 2.0 million square feet from acquisitions and 1.2 million from completion of development and redevelopment projects), and increase in average rental rates, partially offset by

•	a decrease of NIS 37 million due to sales of three income producing properties in Israel.

Revenues from sale of buildings, land and contractual works performed

The increase of NIS 95 million (U.S.$26 million), or 16%, in revenues from sale of buildings, land and contractual works performed, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to an increase in revenues from contractual works resulting from a significant increase in the number of construction projects in which U. Dori was engaged compared to the year ended December 31, 2009.

Property operating expenses

The increase of NIS 182 million (U.S.$49 million), or 13%, in property operating expenses, or NIS 204 million (U.S.$55 million), or 15%, excluding the impact of currency exchange rates, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 121 million resulting from the initial proportionate consolidation of Atrium in 2010;

•	an increase of NIS 81 million in property operating expenses due to higher maintenance costs, higher insurance expense, higher heating and electricity expenses during the year ended December 31, 2010; and

•	an increase of NIS 29 million due to the growth of 3.2 million square feet in GLA (comprising 2.0 million square feet from acquisitions and 1.2 million from completion of development and redevelopment projects), partially offset by

•	a decrease of NIS 20 million due primarily to a decrease in bad debt expense and lower common area maintenance costs.

Property operating expenses, as a percentage of rental income, was 33.8% for the year ended December 31, 2010 compared to 33.5% for the year ended December 31, 2009.

Cost of buildings sold, land and contractual works performed

The increase of NIS 68 million (U.S.$18 million), or 12%, in cost of buildings sold, land and contractual works performed, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to costs arising from an increase in the number of construction projects in which U. Dori was engaged.

Fair value gain (loss) on investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2010, the fair value of our properties increased by NIS 1,017 million (U.S.$274 million), due mainly to the decrease in cap rates and, in some of the regions in which we operate, to an increase in the projected cash flows from our properties. For the year ended December 31, 2010, the fair value of our properties increased in all of our regions other than the United States; however, the decline in fair value of our properties in the United States was significantly smaller in the year ended December 31, 2010 than it was in the year ended December 31, 2009.

This compares to a fair value loss during the year ended December 31, 2009 of NIS 1,922 million, due mainly to the rise in the cap rates and, in some of the regions in which we operate, to a decline in the projected cash flows from our properties.

General and administrative expenses

The increase of NIS 79 million (U.S.$21 million), or 14%, in general and administrative expenses, or NIS 111 million (U.S.$30 million), or 19%, excluding the impact of currency exchange rates, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 51 million resulting from the initial proportionate consolidation of Atrium in 2010;

•	an increase of NIS 54 million due to transaction related costs with respect to acquisitions and investments executed or evaluated during 2010; and

•	an increase of NIS 16 million due to newly established headquarters for Gazit America,

partially offset by

•	a decrease of NIS 22 million related to lower severance costs and lower payroll expenses.

Other income

The decrease of NIS 764 million (U.S.$206 million), or 98%, in other income, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to income of NIS 769 million resulting from negative goodwill gain generated from the acquisition of additional Atrium shares, Citycon shares and Equity One shares of NIS 631 million, NIS 108 million and NIS 30 million, respectively, during the year ended December 31, 2009 at a price lower than the fair value of the relevant entity’s identifiable net assets, which was offset by income from sales of properties of Citycon of NIS 13 million.

Group’s share in earnings (losses) of associates, net

The decrease of NIS 270 from share in losses of associates for the year ended December 31, 2010 compared to the year ended December 31, 2009 was due primarily to the initial proportionate consolidation of Atrium in 2010 (which was an associate until the end of 2009).

Finance expenses

The increase of NIS 76 million (U.S.$20 million), or 4%, in finance expenses, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 45 million due to higher average interest bearing debt in the year ended December 31, 2010 compared to the year ended December 31, 2009;

•	a decrease of NIS 32 million of capitalization of finance expenses to real estate under development in the year ended December 31, 2010 compared to the year ended December 31, 2009; and

•	an increase of NIS 27 million attributable to early redemption of debentures by Atrium,

partially offset by

•	a decrease of NIS 29 million due to the revaluation loss in 2009 of convertible instruments which were classified as liabilities.

Finance income

The decrease of NIS 982 million (U.S.$265 million), or 63%, in finance income, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	a decrease of NIS 1,055 million due to a non-recurring gain recorded in 2009 from the exchange of convertible debentures for shares of Atrium;

•	a decrease of NIS 167 million due to interest income from the Atrium convertible debentures which were converted at the end of 2009 to Atrium shares; and

•	a decrease of NIS 102 million which reflects the gain from the early redemption of debentures and convertible debentures recorded in 2009,

partially offset by

•	an increase of NIS 339 million due to the revaluation of derivatives, primarily with respect to economic hedging transactions; and

•	an increase of NIS 45 million of foreign exchange income.

Increase (decrease) in value of financial investments

The decrease in value of financial investments of NIS 18 million in 2010 compared with 2009 was due to a write-down of an investment in a debt instrument, compared with an increase in value of financial investments of NIS 81 million in 2009 resulting from the revaluation of warrants and the conversion of Atrium’s debentures.

Taxes on income (tax benefit)

Taxes on income were NIS 509 million (U.S.$137 million) in the year ended December 31, 2010 compared to a tax benefit of NIS 142 million in the year ended December 31, 2009. This change was due primarily to deferred tax expenses of NIS 468 million recorded during the year ended December 31, 2010 due to an increase in the value of investment property, investment property under development and financial derivatives, compared to deferred tax income of NIS 177 million in the year ended December 31, 2009 due to a decrease in the value of investment property and investment property under development.

Leasing expenditures

Leasing expenditures, such as tenant improvement costs and leasing commissions, are not material to our business as a whole and therefore additional disclosure would not be meaningful to prospective investors.

Year ended December 31, 2009 compared to Year ended December 31, 2008

	Year Ended December 31,		Increase
	2008	2009	(decrease)	Change (%)
	(NIS in millions)

Rental income	3,556	4,084	528	15%
Revenues from sale of buildings, land and contractual works performed	613	596	(17)	(3)%

Total revenues	4,169	4,680	511	12%

Property operating expenses	1,170	1,369	199	17%
Cost of buildings sold, land and contractual works performed	679	554	(125)	(18)%

Total cost of revenues	1,849	1,923	74	4%

Gross profit	2,320	2,757	437	19%
Fair value loss on investment property and investment property under development, net	(3,956)	(1,922)	2,034	51%
General and administrative expenses	(489)	(584)	(95)	(19)%
Other income	704	777	73	10%
Other expenses	(85)	(41)	44	52%
Group’s share in losses of associates, net	(86)	(268)	(182)	(212)%

Operating income (loss)	(1,592)	719	2,311	nm
Finance expenses	(1,739)	(1,793)	(54)	(3)%
Finance income	802	1,551	749	93%
Increase (decrease) in value of financial investments	(727)	81	808	nm

Income (loss) before taxes on income	(3,256)	558	3,814	nm
Taxes on income (tax benefit)	(597)	(142)	455	76%

Net income (loss)	(2,659)	700	3,359	nm

nm = Not meaningful

Rental income

The increase of NIS 528 million, or 15%, in rental income, or NIS 357 million, or 10%, excluding the impact of currency exchange rates, for the year ended December 31, 2009 compared to the year ended December 31, 2008, was due primarily to:

•	an increase of NIS 194 million due to growth in GLA from acquisitions and completion of development and redevelopment projects;

•	an increase of NIS 161 million attributable to the first time consolidation of DIM by Equity One in January 2009; and

•	an increase of NIS 43 million in recoverable expenses,

partially offset by

•	a decrease of NIS 30 million attributable to the sale of nine income-producing properties by Equity One to an unconsolidated joint venture; and

•	a decrease of NIS 12 million due to lower occupancy and the impact of rent concessions during the year ended December 31, 2009 compared to December 31, 2008, which was primarily driven by adverse macro-economic conditions in our markets.

Revenues from sale of buildings, land and contractual works performed

The decrease of NIS 17 million, or 3%, in revenues from sale of buildings, land and contractual works performed for the year ended December 31, 2009 was due primarily to lower revenues from the sale of apartments compared to the year ended December 31, 2008 as a result of the effect of the global economic crisis in some of our markets which caused both the prices of apartments and sales rates to decline.

Property operating expenses

The increase of NIS 199 million, or 17%, in property operating expenses, or NIS 148 million, or 13%, excluding the impact of currency exchange rates, for the year ended December 31, 2009 compared to the year ended December 31, 2008, was due primarily to:

•	an increase of NIS 74 million in property operating expenses due to higher maintenance costs, higher insurance expense, higher property tax and higher heating and electricity expenses during the year ended December 31, 2009;

•	an increase of NIS 43 million due to the first time consolidation of DIM by Equity One in January 2009; and

•	an increase of NIS 34 million due to growth in GLA from acquisitions and completion of development and redevelopment projects,

partially offset by

•	a decrease of NIS 9 million associated with the sale of nine income-producing properties by Equity One to an unconsolidated joint venture.

Property operating expenses, as a percentage of rental income, was 33.5% for the year ended December 31, 2009 compared to 32.9% for the year ended December 31, 2008.

Cost of buildings sold, land and contractual works performed

The decrease of NIS 125 million, or 18%, in cost of buildings, land and contractual works performed for the year ended December 31, 2009 was primarily due to a write down of NIS 121 million during the year ended December 31, 2008 of inventories of buildings and apartments.

Fair value loss on investment property and investment property under development, net

During the year ended December 31, 2009, the fair value of our properties declined by NIS 1,922 million. This compares to a fair value loss of NIS 3,956 million for the year ended December 31, 2008. For the year ended December 31, 2009, the fair value loss on investment property was primarily due to the rise in cap rates across the real estate markets due to the continued effects of the economic crisis and, in some of the regions in which we operate, to a decline in the projected cash flows from the properties. During the year ended December 31, 2009, the fair value decline in our properties was most significant in the United States and Northern Europe.

General and administrative expenses

The increase of NIS 95 million, or 19%, in general and administrative expenses, or NIS 74 million, or 15%, excluding the impact of currency exchange rates, for the year ended December 31, 2009 compared to the year ended December 31, 2008, was due primarily to:

•	an increase of NIS 67 million due to higher bonuses to senior management derived from the improvement in our results in 2009 of which NIS 47 million was irrevocably waived by our Chairman; but, pursuant to accounting principles is nonetheless recorded as an expense;

•	an increase of NIS 20 million in compensation and employment-related expenses related to increased headcount;

•	an increase of NIS 13 million in administrative costs due to the first time consolidation of DIM by Equity One in January 2009; and

•	an increase of NIS 13 million associated with severance costs related to the departure of two senior executives in 2009,

partially offset by

•	a decrease of NIS 19 million due to costs related to acquisitions and investments executed or evaluated during 2009;

•	a decrease of NIS 10 million due to lower share-based compensation expenses; and

•	a decrease of NIS 9 million due to lower travel expenses.

Other income

The increase of NIS 73 million, or 10.3%, in other income was due primarily to income of NIS 775 million resulting principally from negative goodwill gain generated from the acquisition of additional Atrium shares, Citycon shares and Equity One shares of NIS 631 million, NIS 108 million and NIS 30 million, respectively, during the year ended December 31, 2009, compared to income recognized of NIS 549 million, NIS 81 million and NIS 53 million, respectively, during the year ended December 31, 2008. This resulted from the acquisition of additional shares in these entities at a price lower than the fair value of the relevant entity’s identifiable net assets.

Other expenses

The decrease of NIS 44 million, or 52%, in other expenses, for the year ended December 31, 2009 compared to the year ended December 31, 2008, was mainly due to a NIS 31 million impairment of goodwill during the year ended December 31, 2009 compared to an impairment of goodwill of NIS 71 million in 2008.

Group’s share in losses of associates, net

The increase of NIS 182 million in our share in losses of associates, net, for the year ended December 31, 2009 compared to the year ended December 31, 2008, was due primarily to an increase in our share in the losses of Atrium, which was accounted for using the equity method, for the year ended December 31, 2009, resulting from an increase in Atrium’s net loss and an increase in our interest in Atrium.

Finance expenses

The increase of NIS 54 million, or 3%, in finance expenses, for the year ended December 31, 2009 compared to the year ended December 31, 2008, was due primarily to:

•	an increase of NIS 193 million mainly due to higher average interest bearing debt balances in the year ended December 31, 2009 compared to the year ended December 31, 2008,

offset by

•	an increase of NIS 40 million of capitalization of finance expenses to real estate under development in the year ended December 31, 2009 compared to the year ended December 31, 2008; and

•	a decrease of NIS 128 million due to loss from the sale of marketable securities, net during the year ended December 31, 2008.

Finance income

The increase of NIS 749 million, or 93%, in finance income, for the year ended December 31, 2009 compared to the year ended December 31, 2008, was due primarily to:

•	an increase of NIS 1.2 billion for the year ended December 31, 2009 due to gain from the realization of securities, which was mostly the NIS 1.1 billion gain from the exchange of convertible debentures for shares of Atrium during the year ended December 31, 2009;

•	an increase of NIS 72 million of interest income from Atrium convertible debentures which were acquired in August 2008; and

•	an increase of NIS 16 million resulting from a gain from the early redemption of debentures and convertible debentures for the year ended December 31, 2009,

offset by

•	a decrease of NIS 451 million due to revaluation of derivatives, primarily with respect to economic hedging transactions.

Increase (decrease) in value of financial investments

Increase in value of financial investments in the year ended December 31, 2009 of NIS 81 million compared with the decrease in value of financial investments of NIS 727 million in the year ended December 31, 2008 was due to:

•	an impairment of financial assets amounting to NIS 317 million in the year ended December 31, 2008, compared to an impairment of NIS 3 million in the year ended December 31, 2009; and

•	a revaluation gain of NIS 84 million from the fair value adjustment of investments in derivatives resulting from our investment in Atrium, compared to a revaluation loss of NIS 410 million with respect to such investments during the year ended December 31, 2008.

Taxes on income (tax benefit)

Tax benefit was NIS 142 million in the year ended December 31, 2009 compared to a tax benefit of NIS 597 million in the year ended December 31, 2008. This change was due primarily to deferred tax income of NIS 661 million recorded during the year ended December 31, 2008 due to a decrease in the value of investment property and investment property under development, compared to deferred tax income of NIS 177 million in the year ended December 31, 2009 due to a decrease in the value of the same items.

Liquidity and Capital Resources

We conduct the substantial majority of our income producing property operations in the United States, Canada, Northern Europe and Central and Eastern Europe through our public subsidiaries and affiliates. We also conduct our real estate development and construction operations in Israel and Eastern Europe through our public subsidiary, U. Dori. We conduct the remainder of our operations, including our shopping center business in Israel, Germany and Brazil and our medical office building and senior housing businesses in the United States, through privately owned subsidiaries.

Our public subsidiaries and affiliates have traditionally satisfied their own short-term liquidity and long-term capital requirements in their local markets. We or our wholly-owned subsidiaries have from time to time purchased their equity when they have issued equity in their local public markets. In addition, while Gazit-Globe has not generally made shareholder loans to our principal public subsidiaries and affiliates, Equity One, First Capital, Citycon or Atrium, Gazit-Globe has invested in convertible debentures issued by First Capital, Citycon and Atrium.

The short-term liquidity requirements of our public subsidiaries and affiliates and of Gazit-Globe and its wholly-owned subsidiaries consist primarily of normal recurring operating expenses, regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities), recurring company expenditures, such as general and administrative expenses, non-recurring company expenditures (such as tenant improvements and tenant-specific redevelopment) and dividends payable by our public subsidiaries and affiliates to their shareholders and by Gazit-Globe to our shareholders. Historically, these requirements have been satisfied principally through cash generated from operations and, where necessary, short-term borrowings under credit facilities. In addition, where necessary, we use proceeds from debt and equity offerings to fund our dividend payments. Due to the nature of our business, we and our subsidiaries typically generate significant amounts of cash from operations.

The long-term capital requirements of our public subsidiaries (other than U. Dori) and affiliates and of Gazit-Globe and its private subsidiaries consist primarily of maturities under long-term debt, development and redevelopment costs and the costs related to growing our business, including acquisitions. Historically, these requirements have been funded through a combination of sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from property dispositions.

In addition to the sources described above, Gazit-Globe and its wholly owned subsidiaries finance their operations from, among other things, dividends and interest payments received from Equity One, First Capital, Citycon and Atrium. In the nine months ended September 30, 2011, we received dividend payments in the amount of NIS 399 million (U.S.$107 million) from these subsidiaries and interest payments in the amount of NIS 34 million (U.S.$9 million) on account of debt securities that we held in First Capital and Citycon. In 2010, we received dividend payments in the amount of NIS 470 million (U.S.$127 million) from these subsidiaries and interest payments in the amount of NIS 40 million (U.S.$11 million) on account of debt securities that we held in First Capital and Citycon. In 2009, we received dividend payments in the amount of NIS 750 million from these subsidiaries and interest payments in the amount of NIS 140 million on account of debt securities that we held in First Capital, Citycon and Atrium.

Because a significant portion of our operations are conducted through public subsidiaries and affiliates, we believe that the most meaningful way to present our sources of liquidity and our capital resources is by referring on a separate basis to Gazit-Globe and its private subsidiaries, and to each of our principal public subsidiaries and affiliates.

As of September 30, 2011, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 2.0 billion (U.S.$527 million). As of September 30, 2011, we had revolving credit lines on a consolidated basis in the total amount of NIS 10.0 billion (U.S.$2.7 billion), of which we had drawn a total of NIS 4.3 billion and had NIS 5.7 billion (U.S.$1.5 billion) available for immediate drawdown. As of September 30, 2011, we also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 31.9 billion (U.S.$8.6 billion). Our interest-bearing debt on a consolidated basis was NIS 38.8 billion (U.S.$10.5 billion) (excluding NIS 1.1 billion of convertible debentures) as of September 30, 2011.

As of December 31, 2010, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 1.7 billion (U.S.$458 million). As of December 31, 2010, we had revolving credit lines on a consolidated basis in the total amount of NIS 6.9 billion (U.S.$1.9 billion), of which we had drawn a total of NIS 2.1 billion and had NIS 4.8 billion (U.S.$1.3 billion) available for immediate drawdown. As of December 31, 2010, we also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 26.9 billion (U.S.$7.2 billion). Our interest-bearing debt on a consolidated basis was NIS 32.5 billion (U.S.$8.8 billion) (excluding NIS 0.8 billion of convertible debentures) as of December 31, 2010.

As of September 30, 2011, we had a working capital surplus of NIS 94 million (U.S.$25 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving credit lines (under which NIS 5.7 billion (U.S.$1.5 billion) was available as of September 30, 2011) on which we may draw to pay down our current liabilities if we do not refinance them, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due.

As of September 30, 2011, the available liquid assets of Gazit-Globe and its private subsidiaries on a consolidated basis, including short term investments, totaled NIS 543 million (U.S.$146 million). As of September 30, 2011, Gazit-Globe and its private subsidiaries had revolving credit lines on a consolidated basis in the total amount of NIS 3.1 billion (U.S.$832 million), of which they had drawn a total of NIS 2 billion and had NIS 1.1 billion (U.S.$306 million) available for immediate drawdown. As of September 30, 2011, Gazit-Globe and its private subsidiaries also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 1.8 billion (U.S.$488 million). The interest-bearing debt of Gazit-Globe and its private subsidiaries on a consolidated basis was NIS 14.0 billion (U.S.$3.8 billion) as of September 30, 2011.

As of September 30, 2011, Gazit-Globe and its private subsidiaries had a working capital deficiency of NIS 191 million (U.S.$51 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving credit lines (under which NIS 1.1 billion (U.S.$306 million) was available as of September 30, 2011) which we may draw on to pay down our current liabilities if we do not refinance them and to fund our dividend, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due and continue to pay a dividend.

Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries

We have set forth below information regarding the credit facilities and other indebtedness of Gazit-Globe and its private subsidiaries. As of September 30, 2011, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 8.8 billion (U.S.$2.4 billion) and indebtedness to financial institutions in the aggregate amount of NIS 5.2 billion (U.S.$1.4 billion). As of December 31, 2010, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 8.4 billion (U.S.$2.3 billion) and indebtedness to financial institutions in the aggregate amount of NIS 3.4 billion (U.S.$916 million).

In June 2011, Gazit-Globe and an Israeli bank entered into a U.S.$250 million secured credit facility agreement to replace a U.S.$90 million credit facility agreement.

The following table sets forth information regarding the credit facilities to which Gazit-Globe and its private subsidiaries are party as of December 31, 2010:

		Carrying
		Amount of		Aggregate	Amount	Weighted
		Liability	Maturity	Availability	Outstanding	Average
Facilities	Denomination	(NIS in millions)	(Years)	(NIS in millions)	(NIS in millions)	Interest Rate

Revolving Facilities	Various	725	2.7	2,263	1,538	3.1%
Term Loan	EUR	919	4.0	N/A	N/A	3.9%
Fixed-Rate Mortgages	U.S.$	694	7.2	N/A	N/A	6.2%
Floating-Rate Mortgages	EUR	538	5.9	N/A	N/A	Euribor + 0.85-2.77%
Fixed-rate mortgages (RSC—60)%	U.S.$	218	4.2	N/A	N/A	4.85-5.91%
Floating-rate mortgages (RSC—60)%	U.S.$	77	1.1	N/A	N/A	2.26-3.79%

Total		3,171

The following table sets forth information regarding Gazit-Globe’s outstanding debentures as of December 31, 2010:

		Balance in the	Type of	Effective
	Par Value	Financial	Interest and Annual	Interest	Final
Series (1)	Outstanding	Statements	Rate	Rate	Maturity	Linkage Basis Terms
	(NIS in millions)	(NIS in millions)

Series A	389	287	6.5%	6.18%	2017	US dollar
Series B	172	149	6-month EURIBOR + 2%	3.04%	2016	Euro
Series C	1,277	1,504	4.95%	4.88%	2018	Increase in the Israeli CPI
Series D	1,884	2,120	5.1%	5.03%	2021	Increase in the Israeli CPI
Series E	556	539	6-Month TELBOR + 0.7%	3.57%	2017	None
Series F	1,424	1,410	6.4%	6.73%	2016	None
Series I	1,439	1,607	5.3%	5.58%	2018	Increase in the Israeli CPI
Series J (Secured)	605	653	6.5%	6.36%	2019	Increase in the Israeli CPI
Non-listed	19	23	5.55%	5.62%	2012	Increase in the Israeli CPI
Non-listed issued by wholly — owned subsidiary	67	77	5.1%	5.86%	2012	Israeli CPI
Non-listed issued by wholly-owned subsidiary	50	57	4.57%	4.98%	2015	Israeli CPI

Total	7,882	8,426	N/A	N/A	N/A	N/A

(1)	In relation to the issuance of NIS 451 million par value of debentures (series K) on September 5, 2011, refer to note 3n of the condensed interim consolidated financial statements as of September 30, 2011.

Gazit-Globe’s revolving lines of credit and its term loan are secured by pledges of its shares of its public subsidiaries and affiliates. Gazit-Globe’s Series J notes are secured by interests in properties owned by Gazit Development.

The terms of certain of the debt instruments set forth in the table above and the new credit facility with an Israeli bank contain covenants, including: (i) maintenance of a ratio of debt to value of securities (mainly listed securities of public subsidiaries and affiliates of Gazit-Globe) of 60% to 91%, (ii) maintenance of minimum shareholders’ equity excluding non-controlling interests of NIS 3.75 billion for Gazit-Globe, (iii) maintenance of a ratio of financial debt, net to total assets less cash deposits, based on consolidated financial statements, not in excess of 75%, (iv) maintenance of a ratio of financial debt, net to total assets, for Gazit-Globe on the separate financial statements of Gazit-Globe, not in excess of 77.5%, based on the equity method for investments in investees, (v) a requirement that shareholders’ equity for Atrium (attributable to equity holders of Atrium) not be less than EUR 1.5 billion, (vi) maintenance of a ratio of shareholders equity to total assets of Atrium not in excess of 51.5%, (viii) various debt coverage ratios, with respect to credit facilities, of cash flows from pledged assets to interest expense, (ix) maintenance of a certain minimal ratio of annual dividend from First Capital shares held to secure a credit facility, to the interest expense on the credit facility, (x) maintenance of average quarterly EPRA FFO, calculated according to EPRA, over any two consecutive quarters, above NIS 60 million, (xi) maintenance of a ratio of Citycon’s equity (including equity loans, but excluding non-controlling interests, the fair value of derivatives and the tax effect thereof) to Citycon’s total balance sheet of not less than 30%, (xii) maintenance of a ratio of Citycon’s EBITDA (with certain adjustments) to Citycon’s net financial expenses of not less than 1.6 to 1, (xiii) maintenance of a ratio of First Capital’s net financial debt, with the addition of the leverage that is reflected by the amount utilized under the credit facility, to First Capital’s EBITDA not in excess of 14.2 to 1, (xiv) maintenance of a ratio of First Capital’s EBITDA to First Capital’s financial expenses not less than 1.55x, (xv) maintenance of the ratio of First Capital’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized credit out of the total credit facility, to First Capital’s total equity, deferred taxes and net financial debt not in excess of 82%, (xvi) a requirement that the percentage interest in the share capital of a subsidiary that is represented by shares pledged shall not be less than the percentage that constitutes effective control over the subsidiary, (xvii) the ratio of Equity One’s EBITDA (as adjusted) to Equity One’s net financial debt shall not be less than 1.65, (xviii) the ratio of the sum of Equity One’s net debt and the outstanding amount under the credit facility to Equity One’s EBITDA shall not exceed 14:1, (xix) the ratio of the sum of Equity One’s net debt and the outstanding amount under the credit facility to Equity One’s NOI shall not exceed 13.1, (xx) the number of pledged Equity One and Gazit America shares shall not decrease in such manner constituting loss of control of the consolidated company, and (xxi) maintaining a minimum ratio of the aggregate amount of cash dividends paid annually in respect of the Equity One shares pledged in connection to the credit facility to financial debt resulting from the outstanding unpaid amount. As of September 30, 2011, Gazit-Globe was in compliance with all of the covenants that were in effect at such time.

We believe, based on currently proposed plans and assumptions relating to Gazit-Globe’s operations, that its existing financial arrangements will be sufficient to satisfy its cash requirements for at least the next twelve months.

Table of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2010:

		Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Credit facilities/loans	2,031,173	44,074	515,766	1,471,333	—
Mortgages	1,528,732	131,532	219,800	719,937	457,463
Debentures	8,426,931	526,292	1,260,205	1,222,129	5,418,305
Construction commitments	109,645	52,511	19,828	19,828	17,478
Future interest obligations	3,472,053	590,617	1,044,310	788,251	1,048,875

Total contractual obligations	15,578,534	1,345,026	3,059,909	4,221,478	6,942,121

Credit Facilities and Other Indebtedness of Other Group Entities

We have set forth below information regarding the indebtedness of other group entities.

Equity One

The following table sets forth information regarding Equity One’s indebtedness as of December 31, 2010:

				Carrying Amount of
		Average Interest	Average Effective	Liability (U.S.$ in		Maturity
Debt Instrument	Denomination	Rate (%)	Interest Rate (%)	thousands)		(years)

Unsecured debentures	U.S.$	6.06	6.24	683,482		5.21
Mortgages (1)	U.S.$	6.26	N/A	513,392		4.52
Unsecured credit facilities:
Bank Syndicate ($400 million) (3)	U.S.$	—	—	—	(2)	0.9 + one year option
City National Bank of Florida ($15 million)	U.S.$	—	—	—	(2)	1.3

				1,196,874

(1)	In the first nine months of 2011, Equity One assumed mortgages which amounted to U.S.$172 million, due to the acquisition of CapCo.

(2)	As of December 31, 2010, the credit facility was unutilized.

(3)	On September 30, 2011, Equity One entered into a U.S.$575 million amended and restated credit facility through a syndicate of banks for a four year period with a one year extension option to replace the U.S.$400 million facility. As of September 30, 2011, an amount of U.S.$177.5 million was utilized.

The terms of certain of the debt instruments set forth in the tables above contain covenants, including: (i) maintenance of a ratio of total debt to assets not in excess of 60%, (ii) maintenance of a ratio of secured debt to assets not in excess of 40%, (iii) maintenance of a ratio of EBITDA to interest expenses, principal payments and preferred dividend payments at a minimum level of 1.65x, (iv) maintenance of a ratio of unsecured debt to non-pledged assets not in excess of 60%, (v) maintenance of a ratio of NOI deriving from non-pledged assets to interest on unsecured debt at a minimum level of 1.85x, (vi) restrictions on the amount of investments in non-income-producing properties (with respect to investment in unimproved land, properties under development, mezzanine debt, equity securities and mortgage loans) and the percentage of Equity One’s total assets (on a consolidated basis) that are comprised of Equity One’s interest in unconsolidated affiliates and (vii) a requirement that the tangible net worth may not fall below U.S.$1.5 billion plus 75% of the proceeds of all equity issuances. As of September 30, 2011, Equity One was in compliance with all of these covenants.

The following table summarizes the contractual obligations of Equity One as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Mortgages	1,893,959	281,563	492,945	651,948	467,503
Unsecured debentures	2,452,842	—	35,490	1,642,247	775,105
Operating leases	26,514	1,771	5,174	7,261	12,308
Construction commitments	3,514	3,514	—	—	—
Interest obligations	1,288,162	262,420	465,313	450,389	110,040

Total contractual obligations	5,664,991	549,268	998,922	2,751,845	1,364,956

In light of the resources that are available to Equity One, mainly unused and committed credit facilities in the amount of U.S.$336 million (NIS 1,247 million) and U.S.$409.2 million (NIS 1,519 million) as of

December 31, 2010 and September 30, 2011, respectively, and cash and cash equivalents in the amount of U.S.$38.3 million (NIS 142 million) and U.S.$30.6 million (NIS 114 million) as of December 31, 2010 and September 30, 2011, respectively, together with the addition of the positive cash flows from operating activities, we believe that Equity One has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that Equity One will meet its contractual obligations through a combination of sources including additional and replacement secured and unsecured borrowings, proceeds from the issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships with Equity One and proceeds from property dispositions.

First Capital

The following table sets forth information regarding First Capital’s indebtedness as of December 31, 2010:

				Carrying Amount of
		Average Interest	Average Effective	Liability (C$ in		Maturity
Debt Instrument	Denomination	Rate (%)	Interest Rate (%)	thousands)		(years)

Unsecured debentures (1)	C$	5.45	5.64	1,114,031		4.2
Unsecured convertible debentures (2)	C$	5.69	6.75	324,535		6.6
Mortgages	C$	—	6.09	1,318,341		4.6
Bank Syndicate (C$250 million) (4)	C$	—	—	—	(3)	1.2
The Bank of Nova Scotia (C$50 million)	C$	—	—	—	(3)	1.2

				2,756,907

(1)	During 2011, First Capital has issued Series L and M unsecured debentures in the aggregate principal amount of C$325 million. See Note 40 to our annual audited consolidated financial statements and Note 3(c) to our condensed consolidated financial statements for the first nine months of 2011 appearing elsewhere in this prospectus.

(2)	During 2011, First Capital has issued C$115 million of unsecured convertible debentures (series E and F).

(3)	As of December 31, 2010, the credit facility was unutilized. As of September 30, 2011, an amount of C$5.4 million was utilized.

(4)	On June 30, 2011, First Capital completed a two-year, C$250 million senior unsecured revolving credit facility (which was increased to C$425 million in August 2011) with two banks. First Capital’s existing C$250 million syndicated secured facility was concurrently reduced to C$50 million.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of liabilities to total assets not in excess of 65%, (ii) maintenance of a ratio of EBITDA to interest expenses at a minimum level of 1.65x, (iii) maintenance of a ratio of EBITDA to debt servicing (principal and interest payments) at a minimum level of 1.5x, (iv) a requirement that First Capital’s net worth may not fall below C$1 billion plus 75% of the consideration of capital issuances after December 31, 2008, (v) maintenance of a ratio of unpledged assets (not including properties under development) to unsecured debt at a minimum level of 1.3x and (vi) a restriction on the amount of investments in non-income-producing properties (with respect to investment in joint ventures and properties that are not controlled, mortgages and construction). As of September 30, 2011, First Capital was in compliance with all of these covenants.

The following table summarizes the contractual obligations of First Capital as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Mortgages	4,687,591	341,038	1,417,085	1,596,274	1,333,194
Unsecured debentures	3,984,105	706,671	700,276	1,155,278	1,421,880
Unsecured convertible debentures (1)	1,221,928	—	—	—	1,221,928
Operating leases	64,028	2,926	5,869	5,595	49,638
Construction commitments	139,462	135,907	3,555	—	—
Interest obligations	2,586,454	558,479	905,938	604,782	517,255
Financial guarantees	65,762	—	—	—	65,762

Total contractual obligations	12,749,330	1,745,021	3,032,723	3,361,929	4,609,657

(1)	A wholly-owned subsidiary of Gazit-Globe owns C$157.4 million principal amount of the 5.50% outstanding convertible debentures and C$0.6 million principal amount of the outstanding 6.25% convertible debentures.

In light of the resources that are available to First Capital as of September 30, 2011, mainly unused and committed credit facilities in the amount of C$282 million (NIS 1,027 million) and C$443 million (NIS 1,613 million) as of December 31, 2010 and September 30, 2011, respectively, and cash and cash equivalents in the amount of C$31.7 million (NIS 115 million) and C$3.1 million (NIS 11 million) as of December 31, 2010 and September 30, 2011, respectively, together with the addition of the positive cash flows from operating activities, we believe that First Capital has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that First Capital will meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from property dispositions.

Citycon

The following table sets forth information regarding Citycon’s indebtedness as of December 31, 2010:

				Carrying Amount of
		Average Interest	Average Effective	Liability (EUR in
Debt Instrument	Denomination	Rate (%)	Interest Rate (%)	thousands)	Maturity (years)

Unsecured debentures	EUR	5.1	5.46	39,497	4
Unsecured convertible debentures (1)	EUR	4.5	7.58	66,276	2.7
Mortgages and secured term loans	—(2)	—	3.17	27,111	2.8
Unsecured credit facilities (3)	EUR	—	Euribor + 0.53	264,500	1.7
Other debts	—(2)	—	2.45	999,947	3.1

				1,397,331

(1)	The company owned EUR 42 million out of the EUR 71.25 million par value of convertible debentures as of December 31, 2010 and September 30, 2011.

(2)	EUR 418 million is denominated in Euros, EUR 555 million is denominated in Swedish Krona, EUR 44 million is denominated in Estonian Krona and EUR 10 million is denominated in Latvian Lat.

(3)	In May 2011, Citycon entered into a EUR 330 million five year unsecured credit facility with a Nordic bank group and in August 2011 Citycon entered into a EUR 50 million seven-year term loan agreement which may be increased to EUR 75 million under certain conditions.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of equity (including equity loans, but excluding non-controlling interests, the fair value of derivatives and the tax effect thereof) to total assets not below 32.5% and (ii) maintenance of a debt coverage ratio (EBITDA to net interest expenses) of at least 1.8.

The following table summarizes Citycon’s contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Credit facilities/loans	6,120,892	877,807	2,640,654	2,039,842	562,589
Unsecured debentures	187,134	—	—	187,134	—
Convertible debentures (1)	314,007	—	314,007	—	—
Operating leases	2,842	1,421	1,421	—	—
Construction commitments	152,883	129,667	23,216	—	—
Interest obligations	880,131	257,342	422,207	149,878	50,704
Financial guarantees	205,625	—	—	—	205,625

Total contractual obligations	7,863,520	1,266,236	3,401,507	2,376,854	818,918

(1)	Gazit-Globe owns EUR 42 million principal amount of the 4.50% outstanding convertible debentures.

Since Citycon’s strategy is based on expansion, Citycon will need both equity capital and borrowings. Its goal is to arrange financing on a long term basis and to avoid any large concentration of maturity dates for its indebtedness. Citycon aims to guarantee the availability and flexibility of financing through unused credit lines and by using several banks and financing methods as sources of finance.

In light of the resources that are available to Citycon, mainly unused and committed credit facilities in the amount of EUR 225.5 million (NIS 1,137 million) and EUR 271.4 million (NIS 1,369 million) as of December 31, 2010 and September 30, 2011, respectively, and cash and cash equivalents in the amount of EUR 19.5 million (NIS 98 million) and EUR 21.5 million (NIS 108 million) as of December 31, 2010 and September 30, 2011, respectively, together with the addition of the positive cash flows from operating activities, we believe that Citycon has sufficient cash and resources to cover its contractual obligations for the next year. In the long-term, debt refinancing and disposals of investment properties can be considered.

Atrium

The following table sets forth information regarding Atrium’s indebtedness as of December 31, 2010:

				Carrying Amount of
		Average Coupon	Average Effective	Liability (in EUR	Maturity
Debt Instrument	Denomination	Rate (%)	Interest Rate (%)	thousands)	(years)

Floating rate debentures	EUR	4.6	5.3	155,001	2013-2017
Fixed rate debentures	EUR	5.5	6.1	114,118	2011-2015
Floating rate debentures	Czech Krona	2.7	4.4	39,187	2015
Convertible debentures	EUR	10.75	11.95	19,138	2015
Secured loans at fixed rate	EUR	—	6.53	27,662	1.9
Secured loan at floating rate	EUR	—	3.46	58,747	6.9
Other debt				11,382

				425,235

The following table summarizes Atrium’s contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Other loans	53,927	50,061	—	—	3,866
Mortgages	409,398	84,946	90,764	58,144	175,544
Unsecured debentures	1,460,723	154,508	466,541	414,566	425,108
Convertible debentures (1)	90,674	—	—	90,674	—
Operating leases	466,931	14,962	29,512	39,217	383,240
Construction commitments	23,690	23,690	—	—	—
Interest obligations	409,767	135,933	136,991	99,567	37,276
Financial guarantees	67,281	5,515	55,512	—	6,254

Total contractual obligations	2,982,391	469,615	779,320	702,168	1,031,288

(1)	In January 2011, Atrium bought back the balance of its convertible debentures.

As of December 31, 2010 and September 30, 2011, Atrium had cash and cash equivalents of EUR 373.5 million (NIS 1,884 million) and EUR 289.6 million (NIS 1,461 million), respectively. Atrium management plans to meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities, proceeds from property dispositions and available cash.

Gazit America

Gazit America has three revolving credit lines in the amount of C$57 million, of which C$38 million has been utilized and C$19 million remains unutilized as at September 30, 2011. The credit lines are secured and terminate in 2012 (C$13.6 million) and in 2013 (C$43 million). As of September 30, 2011, the credit lines bore a variable annual interest at an average rate of 3.76%. The credit lines include financial and operational covenants.

The following table sets forth the information regarding Gazit America’s indebtedness as of December 31, 2010:

	Carrying Amount		Average
	of Liabilities (C$	Weighted Average	Repayment Period
	in thousands)	Interest Rate	(years)

Mortgages	8,911	5.78%	4.0
Secured loans at variable interest	110,148	4.11%	2.1

Total	119,059

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of equity to debt ratios; (ii) maintenance of ratio of debt to market value of respective pledged shares at a certain level and (iii) maintenance of customary debt coverage ratios.

The following table summarizes Gazit America’s contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Credit facilities/loans	392,720	32,437	360,283	—	—
Mortgages	31,671	891	1,914	26,493	2,373
Interest obligations	38,791	12,818	24,715	1,178	80

Total contractual obligations	463,182	46,146	386,912	27,671	2,453

U.	Dori

The following table sets forth information regarding U. Dori’s indebtedness as of December 31, 2010:

		Average		Carrying Amount of
		Coupon	Average Effective	Liability
Debt Instrument	Denomination	Rate (%)	Interest Rate (%)	(in NIS thousands)	Maturity

Unsecured debentures (1)	NIS	6.59	7.37	97,224	2015
Unsecured debentures (1)	Israeli CPI	7.49	7.59	377,672	2012-2019
Unsecured convertible debentures (1)	Israeli CPI	5.25	10.53	28,852	2012
Long term loans and credit	NIS	3.85-6	3.85-6	128,224	2015
Long term loans and credit	CPI	5.3	5.3	4,012	2014
Long term loans and credit	Zloty	5.86-8.5	5.86-8.5	83,208	2015
Long term loans and credit	Other	7-9.05	7-9.05	12,141	2014

				731,333

(1)	Secured by a negative pledge.

The following table summarizes U. Dori’s contractual obligations of as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Credit facilities/loans	227,586	170,246	41,816	15,524	—
Unsecured debentures	477,810	60,698	142,024	181,326	93,762
Convertible debentures	29,594	19,730	9,864		—
Interest obligations	136,572	43,134	52,960	26,664	13,814

Total contractual obligations	871,562	293,808	246,664	223,514	107,576

Consolidated Table of Contractual Obligations

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2010:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
	(NIS in thousands)

Credit facilities/loam	8,826,099	1,174,022	3,558,520	3,526,503	566,464
Mortgages	6,867,730	649,922	2,057,889	2,304,080	1,855,839
Unsecured debentures	15,729,010	1,309,757	2,207,225	4,422,070	7,789,958
Convertible debentures	852,533	9,865	133,790	27,257	681,621
Operating leases	233,744	10,616	21,335	24,645	177,148
Construction commitments	429,194	345,289	46,599	19,828	17,478
Interest obligations	8,811,935	1,860,745	3,052,435	2,120,710	1,778,045
Financial guarantees	291,612	1,658	16,687	—	273,267

Total contractual obligations	42,042,037	5,362,474	11,094,660	12,445,093	13,139,810

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

						Nine Months Ended
	Year Ended December 31,			Increase (Decrease)		September 30, 2011		Increase (Decrease)
	2008	2009	2010	2008 vs. 2009	2009 vs. 2010	2010	2011	2010 vs. 2011
	(NIS in millions)			(%)		(NIS in millions)		(%)
Net cash provided by operating activities	653	926	782	42%	(16)%	643	892	39%
Net cash used in investing activities	(4,880)	(677)	(2,618)	(86)%	287%	(1,466)	(4,386)	199%
Net cash provided by financing activities	4,161	1,225	1,287	(71)%	5%	402	3,543	781%
Cash and cash equivalents, end of period	535	2,018	1,321	277%	(35)%	1,546	1,371	(11%)

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our rental properties (rental and other revenues less property operating expenses), less general and administrative expenses and interest expense.

Net cash provided by operating activities totaled NIS 892 million (U.S.$240 million) for the nine months ended September 30, 2011 compared to NIS 643 million for the nine months ended September 30, 2010. The increase of NIS 249, or 39%, was due primarily to moderate improvement in the current operations of our subsidiaries and to non-recurring income recorded as cash flow from operating activities.

Net cash provided by operating activities totaled NIS 782 million (U.S.$211 million) for the year ended December 31, 2010 compared to NIS 926 million for the year ended December 31, 2009. The decrease of NIS 144 million, or 16%, was due primarily to changes in the working capital items.

The increase in net cash provided by operating activities of NIS 273 million, or 42%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to the improvement in our current operations.

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of property acquisitions and dispositions, costs incurred in developments, investment in shares of investees and investments in (disposals of) available-for-sale financial assets.

Net cash used in investing activities totaled NIS 4,386 million (U.S.$1,182 million) for the nine months ended September 30, 2011 compared with NIS 1,466 million used in investing activities for the nine months ended September 30, 2010. The increase of NIS 2,920 million (U.S.$787 million), or 199%, was due primarily to a higher use of cash in respect of investment properties in the first nine months of 2011 compared with the first nine months of 2010, higher net investments in available for sale financial assets in the first nine months of 2011 compared with net proceeds from disposals in 2010, and a higher amount of long term loans granted in the first nine months of 2011 compared to the first nine months of 2010. Investing activities on a consolidated basis in the first nine months of 2011 consisted primarily of acquisitions, construction and development of investment property, offset by dispositions.

Net cash used in investing activities totaled NIS 2,618 million (U.S.$705 million) for the year ended December 31, 2010 compared with NIS 677 million used in investing activities for the year ended December 31, 2009. The increase of NIS 1,941 million, or 287%, was due primarily to lower use of cash in respect of acquisition of investment properties in 2009 and positive cash flow amounting to NIS 1,262 million in 2009 resulting from the initial proportionate consolidation of Atrium and higher proceeds from sale of available for sale securities in 2009. Investing activities on a consolidated basis during 2010 consisted of acquisitions and development of investment properties and fixed assets for NIS 3,574 million, dispositions of investment properties and fixed assets for NIS 1,043 million, investments in investees of NIS 9 million, purchase of available for sale financial assets for NIS 422 million and disposition of available for sale financial assets of NIS 478 million.

Net cash used in investing activities totaled NIS 677 million for the year ended December 31, 2009 compared with NIS 4,880 million used in investing activities for the year ended December 31, 2008. The decrease of NIS 4,203 million, or 86%, was due primarily to a decrease of NIS 1,205 million in investment in investees mainly due to the higher amounts invested in Atrium during 2008, a decrease of NIS 523 million in development and acquisition of investment properties and fixed assets, a decrease of NIS 1,139 million in investments in available for sale financial assets, an increase of NIS 744 million of proceeds from disposition of available for sale financial assets and the increase in cash and cash equivalents of NIS 1,262 million due to the initial proportionate consolidation of Atrium as aforementioned, offset partially by a decrease of NIS 654 million in proceeds from disposition of investment property and fixed assets. Investing activities on a consolidated basis in 2009 consisted of cash received from the initial proportionate consolidation of Atrium amounting to NIS 1,262 million and NIS 1,068 million from proceeds from sale of available-for-sale financial assets, offset by NIS 2,706 million from acquisition, construction and development of investment property. Investing activities on a consolidated basis in 2008 consisted of NIS 3,167 million for acquisition, construction and development of investment property, NIS 1,316 million for investment in available-for-sale financial assets and NIS 1,371 million for investment in shares, convertible debentures and warrants of investees, offset by NIS 526 million from disposition of available for sale financial assets and withdrawal of long term deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities consists primarily of capital issuance by Gazit-Globe and its subsidiaries, proceeds from obtaining loans, proceeds from credit facilities and the issuance of debentures and convertible debentures, less repayment and redemption of debt and dividends paid to shareholders.

Net cash provided by financing activities totaled NIS 3,543 million (U.S.$954 million) for the nine months ended September 30, 2011 compared with NIS 402 million net cash used in financing activities for the nine months ended September 30, 2010. The difference for the nine months ended September 30, 2011 from the nine months ended September 30, 2010 is due primarily to a higher receipt of long-term loans, credit facilities and short term credit and a higher issuance of debentures in the first nine months of 2011 compared to the first nine months of 2010, and a higher increase of our interest in subsidiaries, offset by higher repayment of long-term loans and debentures in the first nine months of 2011 compared to the first nine months of 2010.

Net cash provided by financing activities totaled NIS 1,287 million (U.S.$347 million) for the year ended December 31, 2010 compared with NIS 1,225 million net cash provided by financing activities for the year ended December 31, 2009, and NIS 4,161 million for the year ended December 31, 2008.

The difference for the year ended December 31, 2010 from the year ended December 31, 2009 was not material.

The difference of NIS 2,936 million for the year ended December 31, 2009 from the year ended December 31, 2008 is due primarily to:

•	the net repayment of NIS 602 million of long-term loans in 2009 compared with net proceeds from long term loans of NIS 1,552 million in 2008;

•	the net repayment of NIS 348 million credit facilities in 2009 compared with the NIS 2,896 million net proceeds from credit facilities in 2008; and

•	the issuance of debentures of NIS 3,098 million, offset by the repayment and early redemption of NIS 1,174 million of debentures in 2009 compared with the issuance of NIS 1,061 million offset by the repayment and early redemption of debentures of NIS 542 million in 2008.

2011. During the first nine months of 2011, we financed our activities primarily by:

•	The issuance of equity amounting to NIS 698 million, comprising the issuance of C$19 million of equity securities by First Capital, U.S.$96 million of equity securities by Equity One and EUR 54 million of equity securities by Citycon;

•	loans and proceeds from credit facilities, net of repayments of long-term loans and credit facilities, amounting to NIS 2,488 million, comprising the NIS 1,528 million received by Gazit-Globe and its private subsidiaries, U.S.$11 million received by Equity One, C$25 million received by First Capital, EUR 73 million received by Citycon, EUR 46 million received by Atrium, and C$46 million received by Gazit America; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 1,365 million, comprising the net issuance of C$334 million of debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiary in the amount of NIS 208 million, offset by:

•	increase in our ownership of subsidiaries amounting to NIS 385 million; and

•	dividend distributions amounting to NIS 625 million comprising NIS 178 million paid by Gazit-Globe, U.S.$41 million paid by Equity One, C$50 million paid by First Capital and EUR 18 million paid by Citycon.

2010. During 2010, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 2,154 million, comprising the issuance of NIS 638 million of equity securities by Gazit-Globe, U.S.$245 million of equity securities by Equity One, C$99 million of equity securities by First Capital, C$1.3 million of equity securities by Gazit America, NIS 20 million of equity securities by U. Dori and EUR 37 million of equity securities by Citycon;

•	the issuance of debentures and convertible debentures, net of repayments and repurchases, amounting to NIS 1,539 million, comprising the issuance of NIS 455 million of debentures by Gazit-Globe and a wholly-owned subsidiary, C$387 million of debentures by First Capital and EUR 69 million repaid by Atrium;

•	loans and proceeds from credit facilities, net of repayments of long-term loans and credit facilities, amounting to NIS 1,664 million, comprising the NIS 1,340 million repaid by Gazit-Globe and its private subsidiaries, U.S.$75 million repaid by Equity One, C$37 million repaid by First Capital, C$20 million of loans repaid by Gazit America, EUR 1.3 million repaid by Atrium and EUR 11 million repaid by Citycon, offset by:

•	dividend distributions amounting to NIS 664 million, comprising the NIS 209 million paid by Gazit-Globe and Gazit Development, U.S.$43 million paid by Equity One, C$63 million paid by First Capital and EUR 14 million paid by Citycon.

2009. During 2009, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,038 million, comprising the issuance of NIS 391 million of equity securities by Gazit-Globe, U.S.$93 million of equity securities by Equity One, C$83 million of equity securities by First Capital and NIS 9 million of equity securities by U. Dori;

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 1,924 million, comprising the issuance of NIS 814 million of debentures by Gazit-Globe, U.S.$42 million of issuance, net of repayment of debentures by Equity One, C$212 million of debentures by First Capital (net of C$31 million of purchases by Gazit), EUR 35 million of debentures by Citycon and NIS 32 million of debentures by U. Dori; and

•	loans and proceeds from credit facilities net of repayment of long-term loans and credit facilities amounting to NIS 965 million, comprising the NIS 445 million repaid by Gazit-Globe and its private subsidiaries, U.S.$119 million repaid by Equity One, C$96 million repaid by First Capital, EUR 62 million repaid by Citycon and NIS 35 million repaid by U. Dori, offset by:

•	dividend distributions amounting to NIS 647 million, comprising the NIS 179 million paid by Gazit-Globe, U.S.$44 million paid by Equity One, C$58 million paid by First Capital and EUR 14 million paid by Citycon.

2008. During 2008, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 820 million, comprising the issuance of U.S.$45 million of equity securities by Equity One, C$146 million of equity securities by First Capital and EUR 24 million of equity securities by Citycon;

•	the issuance of debentures and convertible debentures, net of repayments, of debentures amounting to NIS 519 million, comprising the issuance of debentures, net of repayments, of NIS 884 million by Gazit-Globe, U.S.$82 million of repayments by Equity One, C$7 million of repurchases by Gazit and First Capital and EUR 15 million of repayments, net of issuances, by Citycon; and

•	loans and proceeds from credit facilities net of repayment of long term loans and credit facilities amounting to NIS 4,157 million, comprising the NIS 3,661 million of loans granted to Gazit-Globe and its private subsidiaries, U.S.$18 million repaid by Equity One, C$69 million of loans granted to First Capital and EUR 68 million of loans granted to Citycon, offset by:

•	dividend distributions amounting to NIS 573 million, comprising the NIS 147 million paid by Gazit-Globe, U.S.$45 million paid by Equity One, C$35 million paid by First Capital and EUR 19 million paid by Citycon.

Distributions

In November 1998, Gazit-Globe’s Board of Directors adopted a policy of distributing a quarterly cash dividend, pursuant to which it announces in the fourth quarter of each year the amount of the minimum dividend it will pay in the four quarters of the coming year. Our distribution policy is subject to the existence of adequate amounts of distributable profits at the relevant dates, and is subject to our discretion, including concerning the appropriation of our profits for other purposes and/or the revision of this dividend distribution policy. In accordance with this policy, in November 2010 we announced that beginning in the first quarter of 2011, the quarterly dividend declared would be at least NIS 0.39 per share each quarter and that the dividend for 2011 would therefore be at least NIS 1.56 per share. On April 11, 2011, Gazit-Globe paid a quarterly cash dividend of NIS 0.39 (U.S.$0.11) per share. On July 4, 2011, Gazit-Globe paid a quarterly cash dividend of NIS 0.39 (U.S.$0.11) per share. On October 4, 2011, Gazit-Globe paid a quarterly cash divided of NIS 0.39 (U.S.$0.11) per share. On November 20, 2011, our board of directors declared a quarterly cash dividend of NIS 0.39 (U.S.$0.11) per share to be paid on December 28, 2011 to shareholders of record as of December 12, 2011. Investors in this offering will not be entitled to receive this dividend. On November 20, 2011, we announced that our minimum dividend to be declared in 2012 will not be less than NIS 0.40 (U.S.$0.11) per share per quarter (NIS 1.60 (U.S.$0.43) per annum).

Our ability to pay dividends is also dependent on whether our subsidiaries and affiliates distribute dividends to Gazit-Globe so that Gazit-Globe can have adequate cash for distribution to its shareholders and, since we do not only use operating cash flows to pay our dividend, well as on our ability to obtain financing. In the event that our subsidiaries or affiliates are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our debt or equity financing is restricted or limited, we may not be able to pay any dividends or in the amounts otherwise anticipated. If we do not pay dividends or pay a smaller dividend, our ordinary shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

Additional Supplemental Investor Information Concerning Our Assets and Liabilities

The following table presents additional information summarizing our assets as of September 30, 2011. The table presents information on the assets of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries), with each of our public subsidiaries and affiliates being presented according to the equity method under IFRS. This table presents the book value attributable to our private subsidiaries on a gross asset basis.

A significant proportion of our consolidated assets are held through our public subsidiaries and affiliates, the results of each of which are either fully or proportionately consolidated in accordance with IFRS in our consolidated financial statements. The securities in our public subsidiaries and affiliates presented in the table below are publicly traded. We believe this additional disclosure together with the net liabilities presented in the following table is valuable to investors in analyzing and understanding our net asset value, or NAV, also referred to as equity attributable to equity holders of the Company, in addition to our EPRA NAV and EPRA NNNAV presented below. In particular, we believe the tables provide investors with information that can be used to compute our NAV (for example, by calculating NAV based on the market price of the securities of our public subsidiaries and affiliates).

We present our investment in public subsidiaries and affiliates net of liabilities in the following table because our public subsidiaries and affiliates have traditionally satisfied their own short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. The liquidity and available borrowings of each of our public subsidiaries and affiliates are not available to support the others’ operations. We present the book value attributable to our private subsidiaries on a gross asset basis in the following table because traditionally the short-term liquidity and long-term capital requirements of our private subsidiaries have been funded through a combination of sources, primarily from Gazit-Globe. The liquidity and available borrowings of Gazit-Globe and its private subsidiaries are generally available to support of all of our private subsidiaries’ operations (as well as investments in our public subsidiaries).

Assets Summary Table

		Holding
		(Number of Shares
Name of	Type of Security/	or Principal	Book
Company/Region	Property	Amount)	Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
		In millions

Equity One(4)	Shares (NYSE)	38.1	1,903	513	2,241	604
First Capital	Shares (TSX)	84.9	3,868	1,042	5,258	1,416
	Convertible
First Capital	debentures (TSX)	83.4	323	87	316	85
Citycon	Shares (OMX)	132.9	2,222	599	1,716	462
	Convertible
Citycon	debentures (OMX)	42.0	230	62	—	—
Atrium	Shares (Euronext, VSX)	116.4	3,567	961	2,113	569
Gazit America	Shares (TSX)	17.0	271	73	307	83
U. Dori(5)	Shares (TASE)	63.8	138	37	81	22
	Income-producing
Royal Senior Care(6)	property	—	537	145	—	—
Income- producing property in Europe	Income-producing property	—	1,025	276	—	—
	Property under
Land in Europe(7)	development and land	—	291	78	—	—
	Income-producing
ProMed	property	—	1,823	491	—	—
	Income-producing
Brazil	property	—	511	138	—	—
Income-producing property in Israel(7)	Income-producing property	—	1,715	462	—	—
Property under development and land in Israel(7)	Property under development and land	—	127	34	—	—

Total book value:			18,551	4,998

(1)	With respect to the book value of securities, this represents the investment in such securities as of September 30, 2011 according to the equity method under IFRS. The presentation of our investment in securities of our public subsidiaries and affiliates is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary and affiliate on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value which is equal to the equity attributable to equity holders of the Company in our consolidated financial statements.

(2)	With respect to the book value of properties, this represents the fair value of such properties as of September 30, 2011 as determined in accordance with IAS 40 or IAS 16 and as such investments are presented in our consolidated financial statements.

(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on September 30, 2011.

(4)	Represents only our direct interest in Equity One (in addition, Gazit America owned 14.3 million Equity One shares as of September 30, 2011).

(5)	Represents linked holding in U. Dori.

(6)	Presented according to the proportionate consolidation method (60%) at the fair value of the properties, in accordance with the revaluation method in IAS 16.

(7)	Presented according to the proportionate consolidation method (75%).

The following table presents information on the assets of Gazit-Globe and its subsidiaries and affiliates, with each of our operating subsidiaries and affiliates being presented according to the equity method under IFRS.

		Holding
		(Number of Shares
Name of		or Principal
Company	Type of Security	Amount)	Book Value(1)		Market Value(2)
			NIS	U.S.$ In millions	NIS	U.S.$

Equity One(3)	Shares (NYSE)	38.1	1,903	513	2,241	604
First Capital	Shares (TSX)	84.9	3,868	1,042	5,258	1,416
	Convertible
First Capital	debentures (TSX)	83.4	323	87	316	85
Citycon	Shares (OMX)	132.9	2,222	599	1,716	462
	Convertible
Citycon	debentures (OMX)	42.0	230	62	—	—
	Shares (Euronext,
Atrium	VSX)	116.4	3,567	961	2,113	569
Gazit America	Shares (TSX)	17.0	271	73	307	83
Royal Senior Care	Shares	—	221	60	—	—
Gazit Germany	Shares	—	294	79	—	—
Gazit Development	Shares		355	96
ProMed	Shares	—	623	168	—	—
Brazil	Shares	—	162	44	—	—
Other	Shares	—	35	9	—	—

Total book value:			14,074	3,793

(1)	This represents the book value of the investment as of September 30, 2011 according to the equity method under IFRS. The table presents the book value of such investment on an unconsolidated basis.

(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on September 30, 2011.

(3)	Represents only our direct interest in Equity One (in addition, Gazit America owned 14.3 million Equity One shares as of September 30, 2011).

The following table presents the liabilities of Gazit-Globe and its wholly-owned, non-operating private subsidiaries, Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) and our consolidated liabilities as of September 30, 2011. Liabilities of public subsidiaries and affiliates are not presented in this table as the investment in public subsidiaries and affiliates in the table above has been presented according to the equity method (i.e., net of liabilities). We believe that this presentation of liabilities of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) is consistent with the presentation of our assets in the Assets Summary Table above.

Liabilities Summary Table

				Gazit-Globe and its Private
	Gazit-Globe(1)			Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$

Debentures	8,815	(2)	2,375	8,815	(2)	2,375	17,327	(3)	4,668
Debts to financial institutions	2,910	(4)	784	5,205	(5)	1,402	20,789	(6)	5,600
Other liabilities	228	(7)	61	725	(8)	195	16,812	(9)	4,529

Total liabilities and non-controlling interests	11,953		3,220	14,745		3,972	54,928		14,797
Less—monetary assets(10)	4,400	(11)	1,184	2,715	(12)	731	5,138	(13)	1,384

Liabilities, net	7,553		2,036	12,030		3,241	49,790		13,413

(1)	Includes Gazit-Globe’s wholly-owned, non-operating private subsidiaries.

(2)	Represents NIS 15,906 million of debentures recorded as non-current liabilities and NIS 1,421 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 8,512 million of debentures issued by public subsidiaries and affiliates. No debentures of our wholly-owned, operating private subsidiaries are recorded on our consolidated financial statements as of September 30, 2011.

(3)	Represents NIS 15,906 million of debentures recorded as non-current liabilities and NIS 1,421 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011.

(4)	Represents NIS 19,343 million of debt to financial institutions recorded as non-current liabilities and NIS 1,446 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 15,485 million of public subsidiary and affiliate debt to financial institutions, minus NIS 2,394 million of our wholly-owned, operating private subsidiaries debt to financial institutions.

(5)	Represents NIS 19,343 million of debt to financial institutions recorded as non-current liabilities and NIS 1,446 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 15,485 million of public subsidiary and affiliate debt to financial institutions and minus NIS 99 million of debt to financial institutions of Gazit Development (reflecting the 25% minority interest in such debt).

(6)	Represents NIS 19,343 million of debt to financial institutions recorded as non-current liabilities and NIS 1,446 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011.

(7)	Represents NIS 2,205 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities, NIS 2,978 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 11,629 non-controlling interests, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 4,722 million of such liabilities of public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, minus NIS 11,682 of non-controlling interests of our public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, minus NIS 180 million of other adjustments attributable to our public subsidiaries and affiliates.

(8)	Represents NIS 2,205 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities, NIS 2,978 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 11,629 non-controlling interests, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 4,166 million of such liabilities of public subsidiaries and affiliates, minus NIS 63 million of such liabilities of Gazit Development (reflecting the 25% minority interest in such liabilities), minus NIS 11,607 of non-controlling interests of our public subsidiaries and affiliates, minus NIS 71 million of such liabilities of Gazit Development (reflecting the 25% minority interest in such liabilities) and minus NIS 180 million of other adjustments attributable to our public subsidiaries and affiliates and the 25% minority interest in Gazit Development.

(9)	Represents NIS 2,205 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities, NIS 2,978 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 11,629 non-controlling interests, in each case on our consolidated statements of financial position as of September 30, 2011.

(10)	Monetary assets consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.

(11)	Represents NIS 3,157 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 3,636 million of such assets of public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, plus NIS 2,898 million of loans to our wholly-owned, operating private subsidiaries.

(12)	Represents NIS 3,157 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 2,896 million of such assets of public subsidiaries and affiliates plus NIS 473 million of monetary assets of Gazit Development.

(13)	Represents NIS 3,157 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of September 30, 2011.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of September 30, 2011:

	NIS in millions	U.S.$ in millions

Book value according to the equity method under IFRS in the table above:	14,074	3,793
Liabilities, net	(7,553)	(2,036)

Net Asset Value (NAV)	6,521	1,757

Equity attributable to equity holders of the Company in our consolidated financial statements	6,521	1,757

The following table presents the aggregate book value of investments in public subsidiaries (according to the equity method under IFRS) and fair value of properties of private subsidiaries in the Assets Summary Table above, the Liabilities, net of Gazit-Globe and its private subsidiaries in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of September 30, 2011:

	NIS in millions	U.S.$ in millions

Book value of the investments in the table above:	18,551	4,998
Liabilities, net	(12,030)	(3,241)

Net Asset Value (NAV)	6,521	1,757

Equity attributable to equity holders of the Company in our consolidated financial statements	6,521	1,757

Additional information is presented below regarding our share in the income-producing properties owned by us as of September 30, 2011, based on capitalized NOI (rental income, net of property operating expenses, other than depreciation expenses) methodology. NOI based on our proportionate share in the NOI of our subsidiaries and affiliates is a non-IFRS financial measure that is intended to provide additional information, based on methodology that is generally accepted in the regions in which we operate, which might serve as an additional method in analyzing the value of our properties on the basis of our financial results for the reporting period. It is emphasized that this information in no way represents our estimate of the present or future value of our assets. It should only be used as an alternative measure of our financial performance.

In calculating the NOI, the following assumptions were taken into account:

•	The NOI for the period for each of our subsidiaries and affiliates.

•	Our proportionate share in the NOI of our subsidiaries and affiliates.

	Year Ended		Three Months Ended
	December 31,		September 30,
	2010		2010	2011
	NIS in millions	U.S.$ in millions	NIS in millions		U.S.$ in millions

Rental income	4,596	1,238	1,138	1,309	353
Property operating expenses, net of depreciation	(1,538)	(414)	(363)	(424)	(114)

NOI for the period	3,058	824	775	885	239
Less—minority’s share in NOI	(1,362)	(367)	(342)	(403)	(109)

NOI for the period—Our proportionate share	1,696	457	433	482	130

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year	1,696	457	1,732 (1)	1,928 (2)	520(2)

(1)	NOI for the third quarter of 2010 multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2010.

(2)	NOI for the third quarter of 2011 multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year.

The following table presents a reconciliation between gross profit and NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the periods presented:

	Year Ended December 31,		Three Months Ended September 30,
	2010		2010	2011
	NIS in millions	U.S.$ in millions	NIS in millions		U.S.$ in millions

Reconciliation of gross profit to NOI based on our proportionate share in the NOI of our subsidiaries and affiliates:
Gross profit	3,114	839	793	895	241
Depreciation included in property operating expenses	13	4	3	2	1
Revenues from sale of buildings, land and contractual works performed(1)	(691)	(186)	(158)	(430)	(116)
Cost of buildings sold, land and contractual works performed(1)	622	167	137	418	113
Non-controlling interests’ share in the NOI	(1,362)	(367)	(342)	(403)	(109)

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates	1,696	457	433	482	130

(1)	Revenues from sale of buildings, land and contractual works performed primarily comprises revenue from contractual works performed by the Dori Group. Commencing September 30, 2007 through April 17, 2011, U. Dori was consolidated in our financial statements in accordance with the proportionate consolidation method as required under IFRS. Since April 17, 2011, U. Dori has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Cost of sale of buildings, land and contractual works performed primarily comprises costs of contractual work performed by the Dori Group.

The sensitivity analyses shown in the table below describe the implied value of our income-producing properties using the aforesaid methodology according to the range of different discount rates, or cap rates, generally accepted in the regions in which we operate, as of September 30, 2011. It should be noted that this presentation does not take into account income from premises that have not been leased and additional building rights that exist with respect to our income-producing properties.

The following table presents the value of proportionately consolidated income-producing property based on NOI for the third quarter of 2011:

Cap Rate:	6.50%	7.00%	7.50%	8.00%

Value of income-producing property (NIS in millions)(1)	29,635	27,519	25,684	24,079

(U.S.$ in millions)	7,984	7,414	6,919	6,487

(1)	NOI divided by the cap rate.

Properties under development, which properties are not yet operating, which include land for future development and which are presented at their fair values in our books (according to the proportionate consolidation method) as of September 30, 2011, amounted to NIS 1,901 million (U.S.$512 million). The following table presents a reconciliation to the amount of investment property under development presented in our statement of financial position as of September 30, 2011.

	NIS in	U.S.$ in
	millions	millions

Investment property under development	2,674	720
Non-controlling interest portion of such properties	(773)	(208)

Investment property under development (according to the proportionate consolidation method)	1,901	512

Our liabilities, net of monetary assets (according to the proportionate consolidation method) as of September 30, 2011, amounted to NIS 22,878 million (U.S.$6,163 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of September 30, 2011.

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$

Debentures	12,772	(1)	3,441	17,327	(2)	4,668
Debts to financial institutions	12,756	(3)	3,436	20,789	(4)	5,600
Other liabilities	649	(5)	175	16,812	(6)	4,529

Total liabilities and non-controlling interest	26,177		7,052	54,928		14,797
Less—monetary assets(7)	3,299	(8)	889	5,138	(9)	1,384

Liabilities, net	22,878		6,163	49,790		13,413

(1)	Represents NIS 15,906 million of debentures recorded as non-current liabilities and NIS 1,421 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 4,555 million of debentures which we do not proportionately consolidate.

(2)	Represents NIS 15,906 million of debentures recorded as non-current liabilities and NIS 1,421 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011.

(3)	Represents NIS 19,343 million of debt to financial institutions recorded as non-current liabilities and NIS 1,446 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 8,033 million of debt to financial institutions which we do not proportionately consolidate.

(4)	Represents NIS 19,343 million of debt to financial institutions recorded as non-current liabilities and NIS 1,446 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of September 30, 2011.

(5)	Represents NIS 2,205 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities, NIS 2,978 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 11,629 non-controlling interests, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 11,526 of non-controlling interests plus our proportionately consolidated liabilities attributable to assets held for sale in the amount of NIS 295 million and our proportionately consolidated portion of convertible debentures in the amount of NIS 251 million, and excluding NIS 2,205 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities and NIS 2,978 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.

(6)	Represents NIS 2,205 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities, NIS 2,978 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 11,629 non-controlling interests, in each case on our consolidated statements of financial position as of September 30, 2011.

(7)	Monetary assets consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivables, financial derivatives, and other long term investments and loans.

(8)	Represents NIS 3,157 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of September 30, 2011, minus NIS 1,343 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 969 million of accounts receivables, plus NIS 473 million of loans to Gazit Development and plus NIS 138 million representing the net asset value of U. Dori.

(9)	Represents NIS 3,157 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of September 30, 2011.

Rental income does not include the income from premises that have not been leased, with an area of 188 thousand square meters (approximately 2.0 million square feet) (according to the proportionate consolidation method).

Capitalization Rates

The following table presents the average cap rates implied in the valuations of our properties in our principal areas of operations:

			Northern and	Central-Eastern
	USA	Canada	Western Europe	Europe	Israel
	%

December 31, 2010	7.0	6.8	6.4	9.4	7.8
December 31, 2009	7.4	7.4	6.6	9.9	8.0

Non-IFRS Financial Measures

Net Operating Income

This prospectus includes a discussion of property net operating income, or NOI. NOI is a non-IFRS financial measure that we define as rental income less property operating expenses, net of depreciation expense. This measure provides an operating perspective not immediately apparent from IFRS operating income or loss. NOI is most comparable to gross profit. We use NOI to evaluate our performance on a property-by-property basis because NOI allows us to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by property, have on our operating results. However, NOI should only be used as an alternative measure of our financial performance.

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,						Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2010	2011	2011
		NIS in millions				U.S.$ in millions	NIS in millions		U.S.$ in millions

Rental income	3,054	3,607	3,556	4,084	4,596	1,238	3,412	3,847	1,036
Property operating expenses	(1,034)	(1,182)	(1,170)	(1,369)	(1,551)	(418)	(1,156)	(1,285)	(346)
Depreciation included in property operating expenses	10	11	10	14	13	4	10	8	2

Net operating income	2,030	2,436	2,396	2,729	3,058	824	2,266	2,570	692

The following table shows the reconciliation between gross profit and NOI for the periods presented:

	Year Ended December 31,							Nine Months Ended September,
	2006	2007	2008	2009	2010	2010		2010	2011	2011
	NIS in millions					U.S.$ in millions		NIS in millions		U.S.$ in millions

Reconciliation of gross profit to NOI:
Gross Profit	2,020	2,443	2,320	2,757	3,114	839		2,302	2,604	701
Depreciation included in property operating expenses	10	11	10	14	13	4		10	8	2
Revenues from sale of buildings, land and contractual works performed(1)	—	(108)	(613)	(596)	(691)	(186)		(489)	(901)	(243)
Cost of buildings sold, land and contractual works performed(1)	—	90	679	554	622	167		443	859	232

NOI	2,030	2,436	2,396	2,729	3,058	824	(2)	2,266	2,570	692

(1)	Revenues from sale of buildings, land and contractual works performed primarily comprises revenue from contractual works performed by the Dori Group. Commencing September 30, 2007 through April 17, 2011, U. Dori was consolidated in our financial statements in accordance with the proportionate consolidation method as required under IFRS. Since April 17, 2011, U. Dori has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Cost of sale of buildings, land and contractual works performed primarily comprises costs of contractual work performed by the Dori Group.

(2)	NOI is translated into U.S. dollars at the rate of NIS 3.712 = U.S.$1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on September 30, 2011.

Adjusted EBITDA

Adjusted EBITDA represents net income (loss) before depreciation and amortization, income taxes and net finance expense or income, excluding valuation gains or losses from investment property, income arising from negative goodwill, our share in earnings or losses of associates, net, and increase or decrease in value of financial investments, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing performance. Our management believes that adjusted EBITDA is useful to investors because it allows investors to evaluate and compare our performance from period to period in a meaningful and consistent manner in addition to standard financial measurements under IFRS. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be considered as an alternative to net income, as an indicator of operating performance or any measure of performance derived in accordance with IFRS.

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

						Nine Months Ended
	Year Ended December 31,					September 30,
	2006	2007	2008	2009	2010	2010	2011
	NIS in millions

Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	2,774	2,248	(2,659)	700	1,608	1,200	1,207
Depreciation	15	24	25	39	38	27	27
Non-recurring items(1)	18	71	18	42	92	43	67
Valuation (gains) losses from investment property	(2,678)	(1,862)	3,956	1,922	(1,017)	(674)	(953)
Other income	(59)	(25)	(704)	(777)	(13)	(23)	(185)
Other expenses	—	—	85	41	48	12	38
Group’s share in (earnings) losses of associates, net	(36)	(4)	86	268	(2)	5	(7)
Finance expenses	1,008	1,459	1,739	1,793	1,869	1,403	1,695
Finance income	(105)	(560)	(802)	(1,551)	(569)	(412)	(50)
Decrease (increase) in value of financial investments	227	30	727	(81)	18	—	13
Taxes on income	550	604	(597)	(142)	509	317	290

Adjusted EBITDA	1,714	1,985	1,874	2,254	2,581	1,898	2,142

(1)	Adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior employees with us, the adjustment of income from the waiver of bonuses by our chairman and our executive vice chairman and exceptional legal expenses not related to the reporting periods.

EPRA FFO and Adjusted EPRA FFO

In countries in which companies prepare their financial statements under IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of the European Public Real Estate Association, or EPRA, which states as its objective the promotion of greater transparency, uniformity and comparability of the financial information reported by property companies. The EPRA FFO is calculated as the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, and various capital gains and losses, gains from negative goodwill and the amortization of goodwill, changes in the fair value recognized with respect to financial instruments, deferred taxes and non-controlling interests with respect to the above items.

In the United States, where financial statements are prepared in conformity with United States generally accepted accounting principles, it is customary for companies with income-producing property to publish their funds from operations, or FFO, results (which is the net income (loss) attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by the U.S.-based National Association of Real Estate Investment Trusts, or NAREIT.

We believe that EPRA FFO is similar in substance to FFO, with adjustments primarily for the results reported under IFRS. We believe that publication of EPRA FFO, which is computed according to the directives of EPRA, and Adjusted EPRA FFO are more useful to investors than FFO because our financial statements are prepared in conformity with IFRS. In addition, publication of Adjusted EPRA FFO provides a better basis for the comparison of our operating results in a particular period to those of previous periods and strengthens the uniformity and the comparability of this financial measure to that published by other European property companies.

As clarified in the EPRA and NAREIT position papers, the EPRA FFO and FFO measures do not represent cash flows from current operations according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, they are not a substitute for the reported net income (loss) and are unaudited.

The tables below present the calculation of our Adjusted EPRA FFO which is what management uses to evaluate the performance of our company, as well as EPRA FFO computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,				Nine Months Ended September 30,
In millions (except for per share data)	2008	2009	2010	2010	2010	2011	2011
	NIS			U.S.$	NIS		U.S.$

Net income (loss) attributable to equity holders of the Company	(1,075)	1,101	790	213	564	403	109
Adjustments:
Fair value loss (gain) on investment property and investment property under development, net	3,956	1,922	(1,017)	(274)	(674)	(953)	(257)
Capital loss (gain) on sale of investment property and investment property under development	(19)	3	(13)	(4)	(14)	(9)	(2)
Impairment of goodwill	71	31	42	11	2	—	—
Changes in the fair value of derivatives measured at fair value through profit and loss	361	(1,277)	(456)	(122)	(310)	118	32
Adjustments with respect to associates	78	343	— *	— **	6	1	—
Loss from decrease in holding rate of investees	— *	6	4	1	5	1	—
Deferred taxes and current taxes with respect to disposal of properties	(655)	(171)	494	133	272	285	77
Acquisition costs recognized in profit and loss	—	—	21	6	3	15	4
Gain from negative goodwill	(685)	(775)	—	—	—	(84)	(23)
Non-controlling interests’ share in the above adjustments	(2,072)	(960)	241	65	228	290	78

Total adjustments	1,035	(878)	(684)	(184)	(482)	(336)	(91)

EPRA FFO	(40)	223	106	29	82	67	18

Additional adjustments:(1)
CPI and currency exchange rate linkage differences	165	184	77	21	40	160	43
Gain (loss) from early redemption of debentures	(62)	(96)	1	**	1	(5)	(1)
Depreciation and amortization	18	30	69	18	58	20	5
Other adjustments(2)	109	79	106	29	70	52	14

Total additional adjustments	230	197	253	68	169	227	61

Adjusted EPRA FFO	190	420	359	97	251	294	79

Basic net income (loss) per share	(8.58)	8.49	5.59	1.51	4.06	2.60	0.70

Diluted net income (loss) per share	(8.58)	8.47	5.57	1.50	4.03	2.58	0.70

Diluted EPRA FFO per share	(0.32)	1.72	0.75	0.20	0.59	0.43	0.11

Diluted Adjusted EPRA FFO per share	1.52	3.24	2.54	0.68	1.81	1.90	0.51

Number of shares used to calculate basic net income (loss) per share (in thousands of shares)(3)	125,241	129,677	141,150	141,150	138,850	154,452	154,452

Number of shares used to calculate diluted net income (loss) per share, diluted EPRA FFO per share and diluted Adjusted EPRA FFO per share (in thousands of shares)(3)	125,303	129,706	141,387	141,387	139,059	154,733	154,733

*	Represents an amount lower than NIS 1 million.

**	Represents an amount lower than U.S.$1 million

(1)	Additional adjustments are presented net of non-controlling interests’ share.

(2)	Adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above; expenses arising from the termination of the engagement of senior employees; income from the waiver of bonuses by our chairman and executive vice chairman; and exceptional legal expenses not related to the reporting periods.

(3)	The number of shares for each applicable period is the average number of outstanding shares during such period.

	Year Ended December 31,				Nine Months Ended September 30,
Per share	2008	2009	2010	2010	2010	2011	2011
		NIS		U.S.$	NIS		U.S.$

Net income (loss) attributable to equity holders of the Company	(8.58)	8.49	5.59	1.51	4.06	2.6	0.7
Adjustments:
Fair value loss (gain) on investment property and investment property under development, net	31.57	14.82	(7.19)	(1.94)	(4.85)	(6.17)	(1.66)
Capital loss (gain) on sale of investment property and investment property under development	(0.15)	0.02	(0.09)	(0.02)	(0.1)	(0.06)	(0.02)
Impairment of goodwill	0.57	0.24	0.30	0.08	0.01	—	—
Changes in the fair value of derivatives measured at fair value through profit and loss	2.88	(9.85)	(3.23)	(0.87)	(2.23)	0.76	0.2
Adjustments with respect to associates	0.62	2.64	— *	— **	0.04	— *	— *
Loss from decrease in holding rate of investees	— *	0.05	0.03	0.01	0.04	— *	— *
Deferred taxes and current taxes with respect to disposal of properties	(5.23)	(1.32)	3.49	0.94	1.96	1.84	0.5
Acquisition costs recognized in profit and loss	—	—	0.15	0.04	0.02	0.1	0.03
Gain from negative goodwill	(5.47)	(5.98)	—	—	—	(0.54)	(0.15)
Non-controlling interests’ share in the above adjustments	(16.53)	(7.39)	1.70	0.45	1.64	1.9	0.51

Total adjustments	8.26	(6.77)	(4.84)	(1.31)	(3.47)	(2.17)	(0.59)

EPRA FFO	(0.32)	1.72	0.75	0.20	0.59	0.43	0.11

Additional adjustments:(1)
CPI and currency exchange rate linkage differences	1.32	1.42	0.54	0.15	0.29	1.03	0.28
Gain (loss) from early redemption of debentures	(0.49)	(0.74)	0.01	— **	— *	(0.03)	— **
Depreciation and amortization	0.14	0.23	0.49	0.13	0.42	0.13	0.03
Other adjustments(2)	0.87	0.61	0.75	0.20	0.51	0.34	0.09

Total additional adjustments	1.84	1.52	1.79	0.48	1.22	1.47	0.40

Adjusted EPRA FFO	1.52	3.24	2.54	0.68	1.81	1.90	0.51

*	Represents an amount lower than NIS 0.01.

**	Represents an amount lower than U.S.$0.01.

(1)	Additional adjustments are presented net of non-controlling interests’ share.

(2)	Adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above; expenses arising from the termination of the engagement of senior employees; income from the waiver of bonuses by our chairman and executive vice chairman; and exceptional legal expenses not related to the reporting periods.

We made our initial investment in Atrium on August 1, 2008 through the acquisition of convertible debentures and warrants as part of a joint investment with CPI. In January and December 2009, we made further investments in Atrium through the acquisition of Atrium shares, partly in exchange for cancellation of convertible debentures and warrants of Atrium held by us at that time. Prior to cancellation of the convertible debentures, we earned interest on the convertible debentures, which was reflected in our Adjusted EPRA FFO for the year ended December 31, 2009. As a result of this exchange during 2010, we no longer received interest payments with respect to our investment in Atrium, however, we included our share in Atrium’s adjusted EPRA FFO, which was lower than the interest yield on the convertible debentures, and consequently, this was the main reason our Adjusted EPRA FFO for the year ended December 31, 2010 declined to NIS 359 million (NIS 2.54 per share) from NIS 420 million (NIS 3.24 per share).

EPRA NAV and EPRA NNNAV

As is customary in the European countries in which we are active and consistent with EPRA’s position paper, we disclose net asset value data, referred to as EPRA NAV. EPRA NAV is a non-IFRS financial measure that reflects our net asset value adjusted to remove the impact of (1) revaluation adjustments with respect to the fair value of derivatives, which are treated as hedging instruments from an economic perspective, but which do not meet the criteria for hedge accounting and (2) deferred tax adjustments with respect to the revaluation of assets to their fair value. We also disclose EPRA triple net asset value data, referred to as EPRA NNNAV, which is also a non-IFRS financial measure based on EPRA NAV (1) readjusted for the impact revaluation adjustments with respect to the fair value of financial instruments of the kind referred to above and (2) adjusted to remove the impact of changes in the fair value of financial liabilities and certain adjustments to the provision for deferred taxes.

According to EPRA, shareholder’s equity, also referred to as net asset value, or NAV, reported in the financial statements under IFRS does not provide investors with the most relevant information on the fair value of the assets and liabilities within an ongoing real estate investment company with a long-term investment strategy. The purpose of EPRA NAV is to highlight the fair value of net assets on an ongoing, long-term basis. Assets and liabilities that are not expected to crystallize in normal circumstances, such as the fair value of financial derivatives and deferred taxes on property valuation surpluses are therefore excluded. Similarly, properties acquired exclusively with a view to subsequent disposal in the near future or for development and resale are adjusted to their fair value under EPRA NAV.

While EPRA NAV is designed to provide a consistent measure of the fair value of a company’s net assets on a going concern basis, some investors like to use a “spot” measure of NAV which shows all assets and liabilities at their fair value. The objective of EPRA NNNAV is to report net asset value including fair value adjustments in respect of all material balance sheet items which are not reported at their fair value as part of the EPRA NAV.

These data do not constitute a valuation of our assets and do not replace the data presented in our financial statements. Rather they provide an additional way of viewing our results in accordance with the recommendations of EPRA. In addition, these measures enable our results to be compared with those of other European property companies. We calculate EPRA NAV and EPRA NNNAV in accordance with EPRA’s Best Practices Recommendations.

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,			As of September 30,
	2008	2009	2010	2010	2011
	NIS in millions

EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	3,334	5,189	5,915	5,280	6,521
Adjustments for neutralization of fair value of derivatives(1)	(568)	(589)	(1,081)	(879)	(932)
Provision for tax on revaluation of investment property to fair value (net of minority’s share)(2)	909	1,031	1,129	1,088	1,609

Net asset value—EPRA NAV	3,675	5,631	5,963	5,489	7,198

EPRA NAV per share (in NIS)	29.3	40.6	38.6	39.5	46.6

Number of shares used to calculate EPRA NAV per share (in thousands of shares)(3)	125,252	138,765	154,367	138,889	154,465

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this prospectus. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.

(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

(3)	The number of shares for each applicable date is the number of outstanding shares as of such date.

	As of December 31,			As of September 30,
	2008	2009	2010	2010	2011
	NIS per share

EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	26.6	37.4	38.3	38	42.2
Adjustments for neutralization of fair value of derivatives(1)	(4.6)	(4.2)	(7.0)	(6.3)	(6)
Provision for tax on revaluation of investment property to fair value (net of minority’s share)(2)	7.3	7.4	7.3	7.8	10.4

Net asset value—EPRA NAV	29.3	40.6	38.6	39.5	46.6

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this prospectus. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.

(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

	As of December 31,			As of September 30,
	2008	2009	2010	2010	2011
	NIS in millions

EPRA NNNAV
EPRA NAV	3,675	5,631	5,963	5,489	7,198
Adjustment for addition of fair value of derivatives(1)	568	589	1,081	879	932
Adjustments of financial liabilities to fair value(2)	2,108	(46)	(1,066)	(1,064)	(731)
Other adjustments to provision for deferred taxes(3)	(354)	(702)	(853)	(785)	(1,147)

“Adjusted” net asset value—EPRA NNNAV	5,997	5,472	5,125	4,519	6,252

EPRA NNNAV per share (in NIS)	47.9	39.4	33.2	32.5	40.5

Number of shares used to calculate EPRA NNNAV per share (in thousands of shares)(4)	125,252	138,765	154,367	138,889	154,465

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see note 37b to our consolidated financial statements included elsewhere in this prospectus.

(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

(4)	The number of shares for each applicable date is the number of outstanding shares as of such date.

	As of December 31,			As of September 30,
EPRA NNNAV	2008	2009	2010	2010	2011
	NIS per share

EPRA NAV	29.3	40.6	38.6	39.5	46.6
Adjustment for addition of fair value of derivatives(1)	4.6	4.2	7.0	6.3	6
Adjustments of financial liabilities to fair value(2)	16.8	(0.3)	(6.9)	(7.7)	(4.7)
Other adjustments to provision for deferred taxes(3)	(2.8)	(5.1)	(5.5)	(5.6)	(7.4)

“Adjusted” net asset value—EPRA NNNAV	47.9	39.4	33.2	32.5	40.5

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see note 37b to our consolidated financial statements included elsewhere in this prospectus.

(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Critical Accounting Policies

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our consolidated financial statements for the nine months ended September 30, 2011 and the years ended December 31, 2008, 2009 and 2010, included elsewhere in this prospectus. The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See “Risk Factors” for a discussion of the possible risks which may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Principles of Consolidation

Our financial statements reflect the consolidation of the financial statements of companies that we control based on legal control or effective control and jointly controlled entities. Joint control exists when the shareholders have a contractual arrangement that establishes joint control. We fully consolidate into our financial statements the results of operations of companies that we control. Legal control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether we have legal control. In addition, we consolidate on the basis of effective control even if we do not have voting control. The determination that effective control exists involves significant judgment.

In evaluating the effective control on our investees we consider the following criteria to determine if effective control exists:

•	Whether we hold a significant voting interest (but less than half the voting rights).

•	Whether there is a wide diversity of public holdings of the remaining shares conferring voting rights.

•	Whether in the past we had the majority of the voting power participating in the general meetings of shareholders and therefore, have in fact had the right to nominate the majority of the board members.

•	The absence of a single entity that holds a significant portion of the investee’s shares.

•	Our ability to establish policies and guide operations by appointing the remainder of the investee’s senior management.

•	Whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

Entities we control are fully consolidated in our financial statements. Jointly controlled entities are consolidated in our financial statements using the proportionate consolidation method. All significant intercompany balances and transactions are eliminated in consolidation. Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate interest in the comprehensive income (loss) of the subsidiaries and fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries.

For the nine months ended September 30, 2011 and the year ended December 31, 2010, Equity One, First Capital and Citycon were consolidated based on our determination of effective control. Please see note 2(c) to our audited consolidated financial statements appearing elsewhere in this prospectus for a discussion of the determinations regarding consolidation of our other subsidiaries and investees.

Functional and Foreign Currencies

The presentation currency of our financial statements and our functional currency is the NIS. When the functional currency of an entity in which we own an equity interest (other than securities held for sale), which is referred to as an investee, differs from our functional currency, that investee represents a foreign operation whose financial statements are translated as follows: (1) assets and liabilities are translated at the closing rate at the date of that balance sheet, (2) income and expenses are translated at average exchange rates for the presented periods and (3) share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence. All resulting translation differences are recognized in a separate component in equity, as other comprehensive income (loss), “adjustments from translation of financial statements.”

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the nine months ended September 30, 2011, we wrote up the value of our properties on a consolidated basis by NIS 953 million (of which Gazit-Globe’s share was NIS 525 million). This compares to a write up in 2010 of NIS 1,017 million (of which Gazit-Globe’s share was NIS 579 million), a write down in 2009 of NIS 1,922 million (of which Gazit-Globe’s share was NIS 845 million) and a write down of NIS 3,956 million in 2008 (of which Gazit-Globe’s share was NIS 1,772 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property. As of September 30, 2011, substantially all of our investment property under development was measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 56% of such investment properties for the nine months ended September 30, 2011 (of which 36% were perfomed at September 30, 2011). Fair value of investment property under development was determined by accredited independent appraisers with respect to 10% of such investment properties during the nine months ended September 30, 2011 (10% of which were perfomed at September 30, 2011). Fair value of investment property was determined by accredited independent appraisers with respect to 69% of such investment properties during the year ended December 31, 2010 (51% of which were performed at December 31, 2010). Fair value of investment property under development was determined by accredited independent appraisers with respect to 51% of such investment properties during the year ended December 31, 2010 (49% of the valuations were performed at December 31, 2010). In each case, the remainder of the valuations were performed by the management of our subsidiaries.

Fair value of investment property and investment property under development, is determined by the appraisers and our management based on market conditions using either (1) the comparative approach (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the discounted cash flow approach (less cost to complete and developer profit in the case of investment property under development) or (3) the direct capitalization approach. When using the comparative approach we and the external valuers rely on market prices, applying necessary adjustments, to the extent that such information is available (60% of land and development’s valuations in fair value terms). However, when such information is not available, we use valuation techniques (Residual Method, DCF or direct capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the discounted cash flow approach requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and any cash outflow that would be expected in respect of future maintenance. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 12(b) to our audited consolidated financial statements included elsewhere in this prospectus for the cap rates implied in the valuations of the investment property. See Notes 12(d) and 13(e) to our audited consolidated financial statements included elsewhere in this prospectus for a sensitivity analysis regarding changes in the yields resulting from our fair value estimates.

Derivative Financial Instruments

We utilize derivative financial instruments, principally cross currency swaps, interest rate swaps and forward currency contracts to manage our exposure to fluctuations in interest rates, changes in the Israeli consumer price index and changes in foreign exchange rates. We have established policies and procedures for risk assessment, and the approval, reporting and monitoring of derivative financial instrument activities. We have not entered into, and do not plan to enter into, derivative financial instruments for trading or speculative purposes. Additionally, we have a policy of entering into derivative contracts only with major financial institutions.

Such derivative financial instruments are initially recognized at fair value and attributable transaction costs are reflected in our income statement when incurred. Any gains or losses arising from changes in fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement. At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period. The fair value of the derivatives is determined based on the estimation of the discount rates and the expected exchange rates, interest rates and CPI rates. Changes in these valuation assumptions could result in significant change in the value of the derivatives.

Fair Value Measurements

The fair value of assets and liabilities that are recognized or disclosed at fair value in financial statements is determined according to the following hierarchy:

Level 1: Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2: Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3: Data not based on observable market information (valuation techniques not involving use of observable market data). Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Changes in the underlying valuation assumptions could result in significant changes in the values of our assets and liabilities and our results of operations.

Business Combinations and Goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets granted, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of business combinations that occurred on or after January 1, 2010, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquired entity’s net identifiable assets. With respect to business combinations that occurred prior to January 1, 2010, the non-controlling interests were measured at their relative share of the fair value of the acquired entity’s net identifiable assets. With respect to business combinations that occur on or after January 1, 2010, the direct costs relating to the acquisition are recognized immediately as an expense on the income statement, and as for business combinations that occurred prior to January 1, 2010, these costs were recognized as part of the acquisition cost.

From January 1, 2010, in a business combination achieved in stages, equity rights in the acquired entity that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and included in the acquisition consideration by recognizing in the income statement the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss. Prior to January 1, 2010, in a business combination achieved in stages, assets, liabilities and contingent liabilities of the acquired entity were measured at fair value at the business combination date, with the difference between their fair value upon acquisition prior to the business combination date and their fair value upon the date of business combination recognized in other comprehensive income. Additionally, each tranche was treated separately to determine the goodwill upon obtaining control. The revaluation reserve created with respect to these revaluations is transferred to retained earnings when the item for which it had been created is written down or de-recognized, whichever is earlier. In cases where the prior investment was accounted for as an available-for-sale security, the difference between its fair value and the carrying amount of the investment using the equity method prior to the business combination date was charged to retained earnings.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recognized as a gain from negative goodwill on the income statement upon acquisition. After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized.

Acquisitions of Subsidiaries and Operations That are not Business Combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

Investments in Associates

Associates are companies in which we have significant influence over the financial and operating policies without having control. The investment in associates is accounted for using the equity method of accounting, meaning, the investment in associates is presented at cost plus changes in our share of net assets, including other comprehensive income (loss), of the associates. Profits and losses resulting from transactions between us and the associate are eliminated to the extent of the interest in the associate. The accounting policy in the financial statements of the associates has been applied consistently and uniformly with the policy applied in our financial statements.

Rental Income

Our management has determined that all of the leases with our various tenants are operating leases since we retain substantially all of the risks and rewards incidental to ownership of such properties. Rental income with scheduled rent increases is recognized using the straight-line method over the respective terms of the leases commencing when the tenant takes possession of the premises. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are deducted and considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term. Leases also generally contain provisions under which the tenants reimburse us for a portion of property operating expenses and real estate taxes incurred; such income is recognized in the periods earned. Management considers whether we are acting as a principal or as an agent in the transaction. In cases where we operate as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where we operate as a main supplier and retain the risks and rewards associated with the transaction, revenues are presented on a gross basis. In addition, certain operating leases contain contingent rent provisions under which tenants are required to pay, as additional rent, a percentage of their sales in excess of a specified amount. We recognize contingent rental income only when those specified sales targets are met and notification is received from the tenant.

Income Taxes

Taxes on income in the income statement is comprised of current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the income statement except to the extent that the tax arises from items which are recognized. In such cases, the tax effect is also recognized in correlation to the underlying transaction either in other comprehensive income (loss) or directly in equity.

Current tax liability is measured using the tax rates and tax laws that have been enacted by the balance sheet date. Significant estimates are required to determine the amount of deferred tax assets that can be recognized and deferred tax liabilities that should be recognized, based upon the availability of reversing deferred tax liability, likely timing and level of future taxable profits together with future tax planning strategies.

Deferred taxes are recognized using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. All deferred tax assets and deferred tax liabilities are presented on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in the income statement. As of December 31, 2010, we had NIS 99 million (U.S.$26.7 million) of deferred tax assets and NIS 2,029 million (U.S.$546.6 million) of deferred tax liabilities, and as of September 30, 2011, we had NIS 177 million (U.S.$48 million) of deferred tax assets and NIS 2,572 million (U.S.$693 million) of deferred tax liabilities.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in recognizing deferred taxes, as long as the realization of the investments in investees is not expected in the foreseeable future. Also, deferred tax liabilities that may arise with respect to distribution of earnings by investee companies as dividends have not been taken into account in recognizing deferred taxes, since it is our policy not to initiate dividend distributions that trigger additional tax liability.

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary, which qualifies as a REIT for tax purposes, such as Equity One, due to the REIT’s policy to distribute most of its taxable income to its shareholders. These deferred taxes are recognized based on our interests in the REIT.

In cases of investment in single asset entities, in which we expect to recover by selling the entity’s shares, rather than the underlying assets, we recognize deferred taxes for temporary differences according to the tax consequences and tax rate that apply to the sale of shares of the investee rather than the underlying assets.

Recently Adopted Accounting Pronouncements

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)

IFRS 3 (Revised) and IAS 27 (Amended) introduced significant changes in the accounting for business combinations and transactions with owners of non-controlling interests. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amended) were applied prospectively from January 1, 2010 and affect acquisitions and transactions with non-controlling interests occurring on or after that date. These changes are described above under the caption “Business Combination and Goodwill”.

Recently Issued Accounting Pronouncements

IFRS 9—Financial Instruments

In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial instruments will be measured at fair value. In subsequent periods, all debt instruments and financial assets will be at fair value, except for debt instruments, which can be measured at amortized cost in certain conditions. Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in profit or loss or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. When a liability is measured at fair value, the amount of the fair value adjustment attributed to changes in credit risk will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. Liabilities in respect of certain unquoted equity instrument derivatives can no longer be measured at cost but rather only at fair value. IFRS 9 will be effective starting January 1, 2013. Earlier adoption is permitted. We are still examining IFRS 9 and are currently unable to estimate its impact, if any, on our financial statements.

IAS 12—Income Taxes

In December 2010, the IASB issued an amendment to IAS 12. This amendment relates to the recognition of deferred taxes for investment property measured at fair value. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected. The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization. The amendment will be adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012. Earlier adoption is permitted. We expect that the amendment will decrease our deferred tax liability, but we are currently unable to estimate the amount by which our deferred tax liability will be decreased as a result.

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”. IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. Power is defined as the ability to influence and direct the investee’s activities that significantly affect the investor’s return. IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. We are evaluating the possible impact of the adoption of IFRS 10 but are presently unable to assess the effects, if any, on our financial statements.

IAS 27R—Separate Financial Statements

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by venturers. IFRS 11 distinguishes between two types of joint arrangements:

•	Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method, as opposed to the provisions of IAS 31 which allowed us to make an accounting policy choice whether to apply proportionate consolidation or the equity method for entities under joint control.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. We are evaluating the possible impact of the adoption of IFRS 11 but are presently unable to assess the effects, if any, on its financial statements.

IAS 28R—Investments in Associates

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements for our investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees. The required disclosures will be included in our financial statements upon initial adoption of IFRS 12.

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value. IFRS 13 also prescribes certain specific disclosure requirements. The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for periods commencing after the Standard’s effective date, in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. The new disclosures will not be required for comparative data. We are evaluating the possible impact of the adoption of IFRS 13 but are presently unable to assess the effects, if any, on our financial statements.

Qualitative and Quantitative Disclosure of Market Risk

Market risk is the adverse effect on the value of assets and liabilities that results from a change in the applicable market resulting from a variety of factors such as perceived risk, interest rate changes, inflation and overall general economic changes. We are exposed to various financial market risks, primarily from changes in foreign exchange rates, interest rates, changes to the Israeli CPI and inflation and market prices in respect of securities we hold, mortgages, debentures and swaps. Our comprehensive risk management policy focuses on activities that seek to reduce the possible adverse effects of market risk on our financial performance. We have used, and we expect to continue to use, derivative instruments to manage these risks in some cases. The following is additional information about the market risks we are exposed to and how we manage these risks:

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our revenues are generated in US dollars, Canadian dollars and Euros. For the year ended December 31, 2010, 33.5% of our total revenues were earned in Canadian dollars, 24.9% in US dollars, 18.1% in Euros, 14.2% in NIS and 0.3% in BRL. For the nine months ended September 30, 2011, 30.5% of our total revenues were earned in Canadian dollars, 20.4% in U.S. dollars, 20.7% in NIS, 16.0% in Euros and 0.5% in BRL. In addition, Gazit-Globe’s reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of the foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain our equity in the currencies of the various markets we operate in, and in similar proportions to the proportion of the assets in the various currencies to the total assets.

The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

	Average Exchange Rates During Period
	U.S.$ Against NIS (%)	C$ Against NIS (%)	EUR Against NIS (%)

Nine months ended September 30, 2011 vs. nine months ended September 30, 2010	(6.4)	(0.8)	—
2010 vs. 2009	(5.1)	5.1	(9.4)
2009 vs. 2008	9.6	2.2	4
2008 vs. 2007	(12.7)	(12.0)	(6.5)

Assuming a 10% decrease in the US dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 91 million in 2010. Assuming a 10% decrease in the Canadian dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 113 million in 2010. Assuming a 10% decrease in the Euro relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 64 million in 2010.

From time to time we enter into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies. As of December 31, 2010, we had the following foreign currency hedge portfolio:

		Notional Amounts	Average Duration	Fair Value
Transaction Type	Currency	(NIS in millions)	in Years	(NIS in millions)

Cross-currency swap	EUR-NIS	1,491	5.3	430
Cross-currency swap	U.S.$-NIS	1,075	5.5	369
Cross-currency swap	C$-NIS	1,485	5.5	388
Cross-currency swap	Swedish Krona-EUR	190	0.4	(8)
Forward contracts	Different currencies	1,367	Less than 1 year	(3)

Total		5,608		1,176

For the impact of changes in interest yields, foreign currency exchanges and the Israeli CPI on the fair value of our cross-currency swap transactions, refer to the sensitivity analysis in note 37g to our audited consolidated financial statements elsewhere in this prospectus.

Consumer Price Index/Inflation Risk

We have borrowed from banks and issued debentures with repayment provisions linked to changes in the Consumer Price Index in Israel. We also have deposits and have made loans which are linked to changes in the CPI. We have an excess of Israeli CPI-linked liabilities over Israeli CPI-linked assets (mainly in respect of outstanding debentures). As a result, an increase in inflation would have the effect of increasing our finance expenses, leading to lower reported earnings and shareholders’ equity. The extent of this effect on our financial statements would be dependent on the rate of inflation in Israel. Part of our cross-currency swap transactions hedge (economically) this exposure. For further details, refer to Note 37 to our financial statements.

Assuming an increase of 1% in the Israeli CPI, our pre-tax income would have decreased and, assuming a decrease of 1% in the CPI, our pre-tax income would have increased, by NIS 56 million, NIS 66 million and NIS 70 million as of December 31, 2009 and 2010 and September 30, 2011, respectively. This analysis excludes the offset impact of our cross currency swaps.

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Although inflation has been low in recent periods and has had a minimal impact on our performance, there is more recent data suggesting that inflation may be a greater concern in the future given economic conditions and governmental fiscal policy. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. Some of our leases also include clauses enabling us to receive percentage rents based on a tenant’s gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases in the Consumer Price Index or similar inflation indices.

Credit risk

The financial strength of our customers affects our results. We are not exposed to significant concentration of credit risks. We regularly evaluate the quality of our customers and the scope of credit extended to our customers. Accordingly, we provide an allowance for doubtful accounts based on the credit risk in respect of certain customers. Cash and deposits are deposited with major financial institutions. Our management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

Interest rate risk

Our interest rate risk arises primarily from long-term liabilities under our credit facilities. Liabilities with variable interest rates expose us to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose us to interest rate risk in respect of fair value. From time to time and according to market conditions, we enter into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in interest rate. As of December 31, 2010, we had the following interest rate hedge portfolio:

		Notional
		Amount			Average	Fair Value
		(NIS in	Interest	Interest	Effective	(NIS in
Transaction Type	Denomination	millions)	Receivable	Payable	Duration	millions)

Interest rate swaps fixed/variable	U.S.$	177	variable	fixed	3.9	(3)
Interest rate swaps fixed/variable	C$	36	variable	fixed	7.4	(3)
Interest rate swaps fixed/variable		€2,698	variable	fixed	4.3	(135)
Interest rate swaps fixed/variable		€711	variable	fixed	0.8	(9)
Interest rate swaps fixed/variable	Swedish Krona	1,718	variable	fixed	5.4	7

As of December 31, 2010 and 2009, 73% and 68% of our long-term interest bearing liabilities (excluding interest rate swaps), respectively, were at fixed interest rates.

The following table presents information about the impact a 1% increase in interest rates would have on pre-tax income (loss) for the year:

Impact on Pre-Tax Income
(Loss) for the Year of a 1%
Increase in Interest Rates	U.S.$ Interest	C$ Interest	€ Interest	NIS Interest
	NIS in millions

2010	(9)	(10)	(35)	(2)
2009	(15)	(10)	(36)	(3)

The following tables present information about the impact a 5%/10% increase/decrease in interest rates would have on our pre-tax income and pre-tax equity.

	Sensitivity Analysis for Fair Value of Derivatives—Changes in Interest Rates
Effect on Pre-Tax Income (Loss)	+10%	+5%	−5%	−10%
	NIS in millions

2010
Change in interest on €	21	11	(11)	(22)
Change in interest on U.S.$	4	2	(2)	(4)
Change in interest on C$	10	5	(5)	(11)
Change in nominal interest on NIS	(15)	(8)	8	16
Change in real interest on NIS	(33)	(16)	17	33
2009
Change in interest on €	25	13	(13)	(26)
Change in interest on U.S.$	8	4	(4)	(8)
Change in interest on C$	16	8	(8)	(17)
Change in nominal interest on NIS	(23)	(11)	12	23
Change in real interest on NIS	(42)	(21)	21	43

	Sensitivity Analysis for Derivatives−Changes in Interest Rates
Effect on Pre-Tax Equity (Accounting Hedge)	+10%	+5%	−5%	−10%
	NIS in millions

December 31, 2010
Change in interest on €	19	10	(10)	(19)
Change in interest on U.S.$	1	1	(1)	(1)
December 31, 2009
Change in interest on €	17	9	(9)	(17)
Change in interest on U.S.$	3	2	(2)	(3)

The above sensitivity analyses refer to a potential increase in the relevant variables at rates that the Company deems appropriate. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated. The sensitivity analyses for changes in interest rates were performed on long-term liabilities with variable interest. Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analyses of exposure to changes in interest.

Price risk

We have investments in marketable financial instruments traded on securities exchanges, such as shares, participation certificates in mutual funds and debentures, which are classified as available-for-sale financial assets and as financial assets measured at fair value through profit or loss, with respect to which we are exposed to risks associated with fluctuations in market prices on stock exchanges. The carrying amount of these investments as of September 30, 2011 and December 31, 2010 and 2009 was NIS 238 million (U.S.$64 million), NIS 148 million (U.S.$40 million) and NIS 180 million, respectively. This exposure is not hedged.

MARKET OVERVIEW

Unless otherwise indicated, all information contained in this “Market Overview” section is derived from a market study prepared for us by Cushman & Wakefield as of June 17, 2011 and the projections and beliefs of Cushman & Wakefield stated herein are as of that date.

General

We believe that gross domestic product (“GDP”) growth, employment rates, retail trends, consumer confidence, demographics and general business climate are important factors impacting the attractiveness of investments in our markets. These key economic indicators have generally improved in the last year as the global economy has started to recover. We believe that global improvement in economic and employment conditions will have a positive effect on consumer spending in most if not all markets, leading to stronger retail expansion and increased demand for supermarket-anchored shopping centers across most of our current and target markets. Additionally, the level of new retail real estate construction has declined to historically low levels—a trend that we believe could continue for several years. We believe that this supply constraint coupled with increased demand for retail space will likely lead to increased occupancy rates, rental rates and property values. Furthermore, we believe that as property valuations have declined and available capital has become constrained due to the dislocation in the real estate market during the recession, over-leveraged property owners will seek to monetize their assets and rationalize their portfolios leading to attractive acquisition opportunities. We believe these conditions present attractive investment opportunities for well-capitalized property owners with strong operating experience and tenant relationships.

United States

The U.S. remains by some margin the largest economy in the world. GDP totaled $14.6 trillion in 2010, a number comparable to the GDP of the combined member states of the European Union, approximately 50.0% higher than China, and more than double that of Japan.

The U.S. population, currently estimated at 309.1 million, has averaged growth at an annual rate of 0.9% since 2006 and is expected to reach a growth rate of 1.0% by 2015. Population growth has varied considerably across regions, but the fastest growing states are generally located in the South and the Southwest. Nevada, Arizona and Utah were the three states that experienced the highest growth rates from 2000 to 2010, followed by Idaho, Texas, North Carolina, Georgia and Florida. These states are generally characterized by lower business and living costs relative to states in the North and Midwest.

Market Size
Factor	Source	United States

GDP U.S.$bn (2010)	U.S. Bureau of Economic Analysis	14,620
GDP (U.S.$ at PPP) per capita (2010)	CIA World Factbook	47,400
Population (2010)	U.S. Census	309.1 million
Population Growth pa (2006-2010 pa inclusive)	U.S. Census	0.9%
Population Growth pa (2011-2015 pa inclusive)	U.S. Census	1.0%

Economic Outlook

As forecast by Moody’s Economy.com, U.S. Real GDP is expected to grow by 3.0% in 2011 compared to the 2.9% rate averaged in 2010. Despite the recession officially ending in June 2009, GDP did not surpass its prior cyclical high until the fourth quarter of 2010. Certain economic measures, such as GDP and retail sales typically experience the strongest gains during the recovery phase of the business cycle, while other measures, such as employment growth, typically post the highest growth during the expansion phase.

The U.S. added 940,000 jobs in 2010. Improving labor market conditions should help raise consumer confidence, which remained persistently weak throughout the recovery. Market observers, including Goldman Sachs, Bloomberg and Barclays Capital, expect unemployment at year-end 2011 to fall to 8.5%.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	2.7	1.9	0.0	−2.6	2.9
Inflation (% pa)	2.9	2.5	3.7	−0.5	1.5
Unemployment Rate (%)	4.6	4.6	5.8	9.3	9.6
Short-term Interest Rates (%)	8.0	8.1	5.1	3.3	3.3

Source: U.S. Bureau of Economic Analysis, U.S. Bureau of Labor Statistics

Consumer & Retail Industry Outlook

Consumer expenditures on goods and services account for approximately two-thirds of U.S. GDP. Consistent with the overall pickup in the economy, growth in consumption is forecast to average 2.7% in 2011 compared to 1.7% in 2010. Total expenditures at retail establishments in the U.S. totaled $4.4 trillion in 2010, a 6.4% year-over-year increase and the highest growth rate since 2005. On a per capita basis, retail sales averaged approximately $14,100 in 2010 in the U.S., representing a 5.5% increase from $13,300 in 2009. Household incomes and retail sales per capita are typically higher in the Northeast compared to the faster growing regions of the South and Southwest.

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Nominal Consumer Spending Growth (% pa)	2.9	2.4	−0.3	−1.2	1.7
Retail Sales Growth (% pa)	5.4	3.3	−1.2	−7.0	6.4
Personal Disposable Income (U.S.$bn)	9,915	10,423	10,952	11,034	11,379
Growth in Real Disposable Income (% pa)	6.9	5.1	5.1	0.8	3.1

Source: U.S. Bureau of Economic Analysis, U.S. Bureau of Labor Statistics

Shopping Center Sector

According to the latest estimates provided by the International Council for Shopping Centers (ICSC), there are an estimated 51.7 square feet of total retail space per capita, inclusive of freestanding stores, shopping centers, high street retail and mixed use projects. Shopping Center space represented 45.9% of the total, or 23.7 square feet per capita. The share of the total retail stock in the form of shopping centers has moderated over the last decade from an estimated 38.4% in the 1970s, to 54.6% in the 1980s, to its current share of 45.9%.

Within the shopping center format, a pronounced trend prior to the recession was the development of lifestyle centers, which typically cater to more affluent consumers. Supermarket-anchored and value retail centers gained favor during the recession due to the strength of their convenience and discount-oriented anchor tenants whose “value perception” was enhanced by the downturn in consumer spending.

Shopping Center Market	2004	2005	2006	2007	2008	2009	2010

GLA (mn square feet)	6,535	6,713	6,902	7,072	7,234	7,308	7,326
Number of Properties	96,037	98,888	101,924	104,606	106,617	107,514	107,773
Current GLA square feet mn (April 11)	7,330		Provision		23.7 sqft per cap (1,886 sq.m per 1,000)

Source: Reis/CoStar

Asking rental rates for retail shopping space in the U.S. averaged $18.99 per square foot in 2010, the second consecutive year of declining asking rental rates. Asking rents are expected to contract by a further 0.1% in 2011 before rebounding in 2012. Thus in terms of real growth, rents in 2010 were nearly flat when compared to 2006 levels.

Growth in retail inventory has slowed considerably over the last three years due to the rise in vacancies spurred by the recession. Total shopping center construction spending fell by approximately 25.0% on a year-over-year basis in 2010, and is cumulatively down 74.0% from its pre-cycle peak according to ICSC. Despite this, the drop in new construction shopping center vacancies increased by 30 basis points in 2010, to 10.9%. Vacancy is expected to peak at 11.2% by year-end 2011 compared to an average of 8.0% between 2001 and 2010.

Shopping Center Market	2006	2007	2008	2009	2010

Average asking rents $/square feet	18.92	19.46	19.52	19.13	18.99
Pa Growth in average asking rents	3.8	2.9	0.3	−2.0	−0.7
Vacancy Rate	7.1	7.5	8.9	10.6	10.9

Source: Reis

The upswing in retail sales and thawing capital markets have provided a boost to investment in shopping centers and other retail assets. Transactions of retail properties in 2010, as reported by Real Capital Analytics (RCA), totaled $19.8 billion, a 51.1% increase from 2009. For comparison, retail transaction volume peaked at over $70.0 billion in 2007.

There is evidence that as more investors return to the market, capitalization rates are compressing. More recently, average pricing and yields for retail properties across the nation have generally flattened amid concerns over the strength of the recovery, and there is a continued bias in favor of major markets over secondary cities.

	Prime Yields (First Quarter 2011)
Retail Category	Current	Last Year	5-Year Average

Shopping Malls	7.50	7.70	6.80
Strip Centers	7.60	8.10	7.10

Source: Real Capital Analytics

Regionally, properties in the Northeast and West command the highest prices, in excess of $200 per square foot on average, and the lowest yields, at around 7.5%, compared to prices ranging from $100 to $130 per square foot and yields of around 8.0% in the Midwest and South.

Investor demand for U.S. real estate is improving as allocations to the sector rebound. The retail sector has produced above average performance over recent years and in some markets, still offers a relatively healthy income yield when compared with other asset classes. Improving consumer fundamentals and better access to credit have led to a sustained increase in transaction activity. More attention is focusing on secure assets, which offer a protected cash flow, as well as on major markets which offer greater occupational liquidity. Grocery anchored retail has been particularly attractive to a wide spectrum of investors. At the same time however, the search for yield is tempting investors to target assets in some secondary markets where yields are higher.

Canada

Canadian GDP increased by 3.0% in 2010, following a contraction of -2.5% during 2009. The job market has been and continues to be recovering strongly. The national unemployment rate, which was 8.0% at year-end 2010, has fallen to 7.6% as of April 2011. In 2010, consumer spending increased significantly (3.3% annual growth from 2009) as the private sector resumed hiring and housing prices held steady or improved in most markets. In its Index of Consumer Confidence, the Conference Board of Canada reported a figure of 87.7 as of April 2011, up from a low of less than 55 during the worst of the 2009 recession, and on par with index values seen during the late-1990s, although still lower than the level experienced during the early to mid-2000s.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	2.8	2.2	0.5	−2.5	3.0
Inflation (% pa)	2.0	2.1	2.4	0.4	1.8
Unemployment Rate (%)	6.3	6.1	6.2	8.4	8.0
Short-term Interest Rates (%)	4.0	4.1	2.3	0.3	0.6

Source: Organization for Economic Cooperation and Development

Canada’s shopping center real estate inventory is comprised of over 488 million square feet of shopping center space in major markets such as Toronto, Montreal, Edmonton, Vancouver and Calgary. By type, community shopping centers account for the largest share of the inventory, followed by regional centers, power centers, neighborhood centers and other formats such as retail mixed-use, lifestyle and factory outlets. Grocery anchors are predominantly found in neighborhood and community shopping centers, along with power centers.

Indicator

National Inventory (million square feet)	488
Major Markets Inventory (million square feet)	Toronto (90.8), Montreal (54.0), Edmonton (30.6), Vancouver (30.0) and Calgary (26.7)
Shopping Center Type	Community (28%); Regional (26%); Power Centers (19%); Neighborhood (15%); Other (12%).
Shopping Center Space per Capita (square feet)	16.7
Average Vacancy (range)	3.0% - 5.0%

Sources: Cushman & Wakefield; Statistics Canada.

An average of almost 14 million square feet of shopping center space was added annually from 2000-2009. Power centers accounted for almost half of all new construction during the past decade, as growth of new regional and community-scale shopping centers has scaled back. The average vacancy rate in the major metropolitan retail markets has been stable, ranging from 3.0% to 5.0% despite the slowdown in retail sales associated with the recession. Major national landlords are generally reporting overall occupancy levels of 96% to 98% throughout their retail portfolios.

Current rental properties in major urban centers are being re-leased at higher rates. However, many large tenants with long term leases have renewal option clauses that limit or prevent rental rate increases upon lease expiration. In addition, there are many U.S.-based retailers seeking to capture the higher sales productivity per square foot that is attainable in many Canadian cities, allowing retail landlords to be more selective in leasing available space.

Northern Europe

Finland

The Finnish economy returned to stable growth in 2010 after experiencing contraction in 2009. A strong economic performance in 2010 translated into retail sales growth throughout the year and continued into the early months of 2011. According to the latest figures from Statistics Finland, the consumer confidence indicator remains above the historic average, corresponding to a retail trade turnover increase of 3.8% over 2010, and a rise in volume of 1.4% year-over-year in March 2011, 3.7% in February and 2.9% in January.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	4.4	5.3	1.0	–8.3	3.1
Inflation (% pa)	1.6	2.5	4.1	0.0	1.2
Unemployment Rate (%)	7.7	6.9	6.4	8.2	8.4
Short-term Interest Rates (%)	3.1	4.3	4.6	1.2	0.8

Source: Organization for Economic Cooperation and Development, Eurostat

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Consumer Spending Growth (% pa)	4.3	3.5	1.6	–2.1	2.7
Retail Spending Growth (% pa)	4.9	5.1	1.4	–2.7	2.7
Average Real Wage Growth (% pa)	1.8	2.2	0.7	2.5	1.0
Personal Disposable Income (U.S.$bn)	100.6	114.0	129.5	128.0	125.1
Growth in Real Disposable Income (% pa)	1.9	1.8	2.1	3.7	1.7

Source: EIU Viewswire/Ecowin

No large shopping centers have been built in Finland since 2006. In 2010, the redevelopment of existing projects picked up and completions are expected in the next few years. There is strong demand for modern, well-located high street and shopping center units in the major cities, particularly in the Helsinki Metropolitan Area (HMA). Supply of prime space in the HMA is extremely limited (Catella report retail vacancy rates of around 2.6% in Q4 2010; for Helsinki city center the figure is 1.9%). As such, prime rents in Helsinki have experienced large increases in recent months, and there is potential for further prime rental growth in the short to medium term.

	Prime Rents (March 2011)			Prime Yields (March 2011)
	Current	Annual	5-Yearly (p.a.			5-Year
Retail Category	€/sq.m/year	Growth (%)	comp growth)	Current	Last Year	Average

Shop Units	2,100	45.8	7.0	5.00	6.50	5.80
Shopping Centers	1,500	38.9	10.8	5.00	6.25	5.38

Source: Cushman & Wakefield, European Research Group

*	Compound rental growth and average yield figures for retail parks refer to a three-year period (March 200—March 2011).

The Finnish retail market is relatively self-contained and highly concentrated, as demonstrated in the food retailing market that is dominated by domestic co-operatives SOK and Kesko. The Finnish market’s attractive combination of economic strength, a highly transparent business environment and relatively high-yielding retail property sector limits opportunities to invest, with a shortage of retail stock in the major cities.

Sweden

Along with the other Nordic countries, Sweden is considered a low risk, mature, steady growth market. Relative to its regional competitors, Sweden offers higher liquidity and stronger than average economic performance. Retail sales were buoyant in 2009 despite the economic downturn, and continued to rise in 2010 and into the early months of 2011. However, growth in recent months has slowed when compared with the second half of 2010, which can be attributed to the impact of recent interest rate increases and rising fuel and energy prices.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	4.6	3.4	–0.8	–5.3	5.3
Inflation (% pa)	1.4	2.2	3.5	–0.3	1.3
Unemployment Rate (%)	7.1	6.1	6.2	8.3	8.4
Short-term Interest Rates (%)	2.6	3.9	4.7	0.9	0.9

Source: Organization for Economic Cooperation and Development, Eurostat

Swedish retailing is highly concentrated and dominated by a relatively small number of large domestic and Nordic chains. Supermarkets, hypermarkets and discount stores are expected to account for a rising proportion of retail sales going forward.

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Consumer Spending Growth (% pa)	2.8	3.8	–0.1	–0.5	3.5
Retail Sales Growth (% pa)	8.0	5.6	1.2	1.4	3.3
Personal Disposable Income (U.S.$bn)	189.1	220.5	239.4	212.8	229.1
Growth in Real Disposable Income (% pa)	3.8	5.5	3.2	0.9	0.1

Source: EIU Viewswire/Ecowin

Sweden has a mature shopping center market, and in recent years there has been a shift away from new construction towards redevelopment and active management of existing properties. In 2010, no new properties were constructed; extensions accounted for 100% of the completion total. Extensions are expected to account for nearly 40% of the projected completion total in 2011, and an estimated 100% of the 2012 pipeline consists exclusively of extensions and refurbishments. With low prime space availability overall, increased rental growth is anticipated in 2011. Shopping center vacancy rates are low, even in smaller and older properties, indicating the strength of the sub-sector among consumers and tenants. With strong interest in high-quality space in established locations, there is potential for further rental growth in the short to medium term; however, any increases are likely to be moderate, and limited to the most sought-after locations.

The Stockholm region accounts for over a third of the shopping center space in Sweden, where hypermarkets or supermarkets anchor the vast majority of properties, with Coop, ICA and Axfood being the dominant operators. Rents across all retail sub-sectors recorded moderate decreases in 2009, but saw a return to 2008 levels by the second half of 2010 and through 2011.

	Prime Rents (March 2011)					Prime Yields (March 2011)
	Current	Annual		5-Yearly (p.a.				5-Year
Retail Category	€/sq.m/year	growth (%)		comp growth)		Current	Last Year	Average

Shop Units	1,564	17.1	*	4.2	*	5.00	5.50	5.05
Shopping Centers	849	18.1	*	2.7	*	5.25	5.50	5.20

Source: Cushman & Wakefield, European Research Group

*	Rental growth in the above table is distorted by the appreciation of the krona against the euro. If prime rents are expressed in kronor, annual growth rates are: Shop Units 7.6% and Shopping Centers 8.6%. 5-yearly growth rates: Shop Units 3.1% and Shopping Centers 1.7%.

Estonia

After several difficult economic years marked by continuous retail decline, significant decline in tenant demand, and lowered rental rates, Estonia has begun to show signs of economic recovery. Prime rents stabilized in 2010 into the beginning of 2011, and are expected to hold firm throughout the rest of the year, while tenant sentiments have improved. Very low vacancy rates in large, high-quality shopping centers are promising for investors, as are plans for large expansions and building projects, and Estonia’s recent adoption of the euro. Yet many major global supermarkets and retail stores have overlooked Estonia, due in part to its small market share. Some believe Estonia’s grocery sector is already heavily saturated. In addition, vacancy rates widely differ between the primary and secondary markets: smaller, lower-quality shopping centers average around 20%.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	10.6	6.9	–5.1	–13.9	3.1
Inflation (% pa)	4.4	6.6	10.4	–0.1	3.0
Unemployment Rate (%)	5.9	4.7	5.5	13.8	16.9
Short-term Interest Rates (%)	3.2	4.9	6.7	5.9	1.6

Source: Organization for Economic Cooperation and Development, Eurostat

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Consumer Spending Growth (% pa)	13.7	8.6	–5.4	–18.4	–1.9
Retail Sales Growth (% pa)	16.8	12.3	–5.3	–17.2	–1.2
Personal Disposable Income (U.S.$bn)	n/a	n/a	n/a	n/a	n/a
Growth in Real Disposable Income (% pa)	11.5	12.6	0.2	–7.9	–3.7

Source: Ecowin

Central and Eastern Europe

Czech Republic

The overall health of the Czech market is improving. Although retail sales in the Czech Republic have struggled over the past two years, with annual falls in volume in most of 2009 and into 2010, the first quarter of the 2011 has been encouraging: sales volumes increased 0.9% y-o-y in March, following rises of 2.9% in February and 4.8% in January. Retailer demand strengthened in 2010 and is expected to improve further in 2011, with rents likely to remain stable. The outlook for retail property investment is also positive; the strength of the retail sector and the level of investor interest should continue to support the market.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	7.0	6.1	2.3	–4.0	2.2
Inflation (% pa)	2.5	2.9	6.3	1.0	1.5
Unemployment Rate (%)	8.1	6.6	5.4	8.1	9.0
Short-term Interest Rates (%)	2.3	3.1	4.0	2.2	1.3

Source: Organization for Economic Cooperation and Development, Eurostat

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Consumer Spending Growth (% pa)	5.2	5.0	3.5	–0.1	0.4
Retail Sales Growth (% pa)	8.6	7.7	4.1	–1.5	–1.4
Personal Disposable Income (U.S.$bn)	71.6	87.5	112.7	96.8	98.6
Growth in Real Disposable Income (% pa)	6.8	6.6	3.2	–4.4	0.6

Source: EIU Viewswire/Ecowin

Most shopping centers are situated in and around the largest cities, with Prague accounting for 35% of total centers. Large foreign hypermarkets dominate, while supermarkets and discount stores also account for a significant proportion of sales. The market is relatively saturated in the largest urban centers, which are well served by hypermarkets, supermarkets and shopping centers. As such, several hyper/supermarket operators are focusing on expanding into towns and rural areas, where smaller, independent retailers still prevail. The discount segment has grown rapidly in recent years, with discount stores overtaking supermarkets in terms of sales turnover. The market has undergone significant consolidation in recent years, with large international players such as Tesco and the REWE Group expanding their market share through acquisition. Although construction activity has slowed as a result of the global financial crisis, developers are realigning their projects with new circumstances, achieving savings through lower construction costs and improved design. Tight supply of new centers and the stabilization of the economy mean that regional properties with a proven track record are becoming more attractive to investors.

	Prime Rents (March 2011)			Prime Yields (March 2011)
	Current	Annual	5-Yearly		Last	5-Year
Retail Category	€/sq.m/year	Growth (%)	(P.A. Comp Growth)	Current	Year	Average

Shop Units	1,980	0	0.6	6.25	6.75	5.99
Shopping Centers	840	0	7.0	6.25	6.75	6.11

Source: Cushman & Wakefield, European Research Group

Development has slowed as a result of the global financial crisis, with a number of projects initially scheduled for late 2010 and 2011 having had to move their completion dates back by 2-3 years.

Shopping Center Market	2006	2007	2008	2009	2010	2011 (f)	2012 (f)

Development Pipeline	141,167	195,178	198,440	111,239	83,779	10,500	179,289
Number of New Properties	6	10	9	6	2	0	7
Current GLA	2,089,023sq.m		Current GLA per 1,000			198.8sq.m

Source: Cushman & Wakefield, European Research Group

Poland

The Polish economy is one of the fastest-growing in Europe, and after some annual falls in the first months of 2010, retail sales have been rising continuously since the second half of 2010. This trend has continued into the first months of 2011, with sales growing 5.1% y-o-y in March, 8.6% in February and 2.3% in January. The economy has also proved itself more robust than many Western let alone other Central and Eastern markets in the recent downturn and perceptions of risk are being adjusted favorably towards the country.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	6.2	6.8	5.0	1.7	3.8
Inflation (% pa)	1.1	2.4	4.4	3.8	2.7
Unemployment Rate (%)	16.2	12.7	9.8	11.0	12.1
Short-term Interest Rates (%)	4.0	4.5	6.2	4.2	3.7

Source: Organization for Economic Cooperation and Development, Eurostat

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Consumer Spending Growth (% pa)	5.1	4.9	5.3	2.4	3.0
Retail Sales Growth (% pa)	12.0	11.0	4.9	3.3	6.2
Personal Disposable Income (U.S.$bn)	220.9	265.5	329.2	268.7	300.6
Growth in Real Disposable Income (% pa)	4.4	4.6	3.4	3.3	5.3

Source: EIU Viewswire/Ecowin

Poland remains an attractive target for retailers, although demand for space, driven largely by major European fashion brands (such as Zara, H&M and TK Maxx), is selective. Hypermarkets and supermarkets have rapidly increased their market share in the Polish retail sector, often at the expense of local shops. However, smaller, independent outlets still have a much higher share of the market than they do in Western Europe. Hypermarkets are generally situated close to the city centers, and often anchor shopping malls. Several well-known international players are looking to expand their presence or enter the market. Conversely, there is a limited demand for smaller shop units due to cautious smallshop tenants. High vacancy rates have been reported in some newly-opened properties, and many secondary shopping centers are offering favorable lease terms and fit-out participation to attract tenants. While rental falls cannot entirely be ruled out, the rental market on the whole appears to have stabilized. Additionally, Poland’s 2011-12 development pipeline is one of the strongest in Europe, although construction activity has slowed. Several large properties put on hold during the financial crisis have recently been restarted.

	Prime Rents (March 2011)			Prime Yields (March 2011)
	Current	Annual	5-Yearly (p.a.			5-Year
Retail Category	€/sq.m/year	Growth (%)	Comp Growth)	Current	Last Year	Average

Shop Units	1,020	2.4	7.2	8.00	9.00	8.38
Shopping Centers	936	–2.5	–2.8	6.50	7.00	6.44

Source: Cushman & Wakefield, European Research Group

Russia

Retail sales have recorded strong y-o-y growth in 2010 and in the early months of 2011, increasing by 4.8% y-o-y in March 2011. The tenant market rebounded last year, with increased demand and falling vacancies across all retail sub-sectors. Shopping center rents stabilized after declines in 2008 and 2009, rising in the most sought-after areas. Supermarkets and hypermarkets, including both domestic and international chains, have quickly expanded their presence in Russia’s major cities. According to the most recent data from Rosstat, Moscow accounted for 17.3% of total retail sales in 2009, while St. Petersburg accounted for 4.2%. However, compared to the pre-crisis years, most retailers have become cautious and pragmatic in their approach to securing new space; as such, interest is focused mainly on established shopping centers with high footfall and a proven track record.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	8.2	8.5	5.2	–7.8	4.0
Inflation (% pa)	9.7	9.0	14.1	11.7	6.9
Unemployment Rate (%)	7.2	6.1	6.4	8.4	7.5
Short-term Interest Rates (%)	4.9	5.8	10.2	14.0	5.1

Source: Organization for Economic Cooperation and Development, Federal Statistical Service

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Consumer Spending Growth (% pa)	11.9	14.2	10.4	–4.8	3.0
Retail Sales Growth (% pa)	13.0	15.0	9.2	–6.4	4.4
Personal Disposable Income (U.S.$bn)	546	705	831	733	855
Growth in Real Disposable Income (% pa)	13.0	12.5	1.7	2.1	4.1

Source: EIU Viewswire/Ecowin

With a strong base in oil and commodities, Russia is an attractive diversification opportunity for international investors and while risks and volatility are above average, urban areas can offer high growth potential. Many retailers are considering expansion, and demand is expected to remain strong. Prime rents are expected to hold firm, with the possibility of further rises in some areas. Vacancy rates for established properties in Moscow are particularly low; some of the best quality newly-opened centers are also attracting a high level of interest.

	Prime Rents (March 2011)			Prime Yields (March 2011)
	Current	Annual	5-Yearly (p.a.			5-Year
Retail Category	USD/sq.m/year	growth (%)	Comp Growth)	Current	Last Year	Average

Shop Units	4,000	14.3	7.4	12.50	15.00	14.88
Shopping Centers	3,000	0	–5.6	9.50	12.00	10.50

Source: Cushman & Wakefield, European Research Group

Russia’s 2011-2012 pipeline is the highest in Europe, with around 3 million square meters (“sq.m”) of new space scheduled for completion in the next two years.

Shopping Center Market	2006	2007	2008	2009	2010	2011 (f)	2012 (f)

Development Pipeline	1,716,122	1,609,437	1,762,436	1,801,416	1,324,495	2,224,727	874,143
Number of New Properties	55	54	48	45	36	54	20
Current GLA	11,140,628sq.m		Current GLA per 1,000			79.9sq.m*

Germany

A strong economic performance in 2010 translated into retail sales growth throughout much of the year with sales volumes at 1.4% higher than in 2009. The positive trend looked set to continue in the early months of 2011, with y-o-y sales growth of 3.1% in January and 1.5% in February. However, in March 2011, retail sales volumes declined 3.5% y-o-y. This unexpected fall has been attributed to diminishing household purchasing power.

However, retailer demand should steadily improve in line with the economy going forward, and the limited availability of prime space is expected to support rents, with further rises predicted. Demand for retail space remains strong, particularly for prime pitches in the largest cities. Several major international players are considering entry into the market, while others (including Abercombie & Fitch, Apple and Lego) are expanding or planning to expand their presence in Germany. Given the current retail climate, however, short term rental growth is forecast to be relatively modest with indexation and active management the key ingredients for income growth.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	3.6	2.8	0.7	–4.7	3.5
Inflation (% pa)	1.6	2.3	2.7	0.3	1.2
Unemployment Rate (%)	10.8	9.0	7.8	8.1	7.7
Short-term Interest Rates (%)	3.1	4.3	4.6	1.2	0.8

Source: Organization for Economic Cooperation and Development, Eurostat

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Consumer Spending Growth (% pa)	1.5	–0.2	0.6	–0.1	0.3
Retail Sales Growth (% pa)	2.5	–6.0	3.4	–2.3	0.4
Personal Disposable Income (U.S.$bn)	1,878	2,081	2,308	2,165	2,102
Growth in Real Disposable Income (% pa)	1.1	–0.1	1.5	–1.0	0.0

Source: EIU Viewswire/Ecowin

Shopping centers are a sought-after asset and prime properties trade rarely as a result. Increased demand and activity has been seen in the supermarket/discounter segment of the market over the past 12 months, with several portfolio deals completing and some retailers looking again at sale and leasebacks and some past investors also ready to sell. High street rents recorded a mixed performance in 2010, with Frankfurt, Hamburg, Munich, Dussseldorf, Stuttgart and Leipzig recording rental growth of between 2% and 5% and other locations largely stable. Shopping center rents declined slightly on the previous year’s levels, with year-over-year declines of between 1% and 3%. Strong demand, coupled with a limited availability of prime space, is expected to support rents in the year ahead.

	Prime Rents (March 2011)			Prime Yields (March 2011)
	Current	Annual	5-Yearly (p.a.			5-Year
Retail Category	€/sq.m/year	Growth (%)	comp growth)	Current	Last Year	Average

Shop Units	3,720	3.33	4.40	4.10	4.20	4.06
Shopping Centers	654	–0.91	1.74	5.00	5.40	5.27

Source: Cushman & Wakefield, European Research Group

Development completion levels fell dramatically in 2010, and further declines are predicted in 2011 and 2012. Only one large shopping center is scheduled to open before end of 2012 and the rest of the pipeline consists of small and medium-sized properties, plus extensions of existing centers.

Shopping Center Market	2006	2007	2008	2009	2010	2011(f)	2012(f)

Development Pipeline (sq.m)	368,800	332,631	381,419	371,900	253,520	175,500	133,812
Number of New Properties	12	14	20	15	9	5	4
Current GLA (Jan 2007)	13,352,494 sq.m		Current GLA per 1,000			163.2 sq.m

Source: Cushman & Wakefield European Research Group

Brazil

Economic growth and easier access to credit has resulted in a strong social upward movement that is boosting the retail sector in Brazil. The Brazilian social-economic gap has recently been reduced, leading to more than 20 million people forming an emerging middle class and consequently decreasing the volume of the lower class. Household income in Brazil followed the trend of its GDP, rising by 50% over the last ten years. The employment market is robust, and retailer demand strengthened in 2010 and is expected to improve further in 2011.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	4.0	6.1	5.2	–0.6	7.5
Inflation (% pa)	4.2	3.6	5.7	4.9	5.0
Unemployment Rate (%)	10.0	9.3	7.9	8.1	7.0
Short-term Interest Rates (%)	15.2	11.9	12.3	10.0	9.8

Source: Organization for Economic Cooperation and Development, National Confederation of Industries, World Bank

Consumer & Retail Indicators	2006	2007	2008	2009*	2010*

Retail sales (R$bn)	443.9	518.0	576.8	634.8	736.2
Gross revenues from shopping centers (R$bn)	51.8	60.1	67.0	74.0	87.0

Source: Abrasce—Associação Brasileira de Shopping Centers/Planet Retail; Economist Intelligence Unit

*	estimate

While most of the world’s top retail locations have remained resilient during the 2009-2010, the Latin American region showed some of the most positive rental growth globally. In 2010, the shopping center sector registered R$87 billion in income, which is a growth of 17.6% compared to 2009. Shopping center share currently stands below the average of the majority of mature markets and reflects potential for increasing growth. Recent rental growth trends have been very location-specific, but rents on the whole have been well-supported by rising employment and strong retail sales growth, as well as limited availability of good quality modern property.

Lease R$/sq.m/month
Retail Category	Premium	A	B	C

Shopping Centers (unit shops)	Over 200	150-200	100-140	60-99
High Streets	Over 160	90-160	40-89	39-20

Source: Cushman & Wakefield, Brazil Research Group/Abrasce—Associação Brasileira de Shopping Centers

74% of total GLA is located in the regions with the highest GDP located in the Southern and Southeast regions such as Sao Paulo and Rio de Janeiro. While forecasted new shopping center inventory is also concentrated in these large cities, there is a trend of development in interior cities with more than 400,000 inhabitants that are close to a large city. Brazil continues to see significant structural change in its retail market, notably the modernization and expansion of the shopping center sector—leading to a trend of existing mall expansions. According to Abrasce, 57% of existing malls intend to expand their GLA in the short to medium term (maximum 2 years).

Shopping Center Market	2006	2007	2008	2009	2010	2011(f)	2012(f)

Development Pipeline (GLA in sq.m)	1,000,000	800,000	300,000	400,000	512,000	529,000	793,000
Number of New Properties	13	14	12	15	16	19	29
Current GLA	9,600,000.m (412 malls)		Current GLA per 1,000			50,26sq.m

Source: Abrasce—Associação Brasileira de Shopping Centers

The outlook for retail property investment in Brazil is also positive. The strength of the retail sector and the level of investor interest will continue to support the market, while tight supply of new centers and the stabilization of the economy mean that regional properties with a proven track record are becoming more attractive to investors.

Israel

Israel has a healthy consumer base and a stable economy that managed to avoid a prolonged recession in 2009, and saw strong growth on the back of greater international trade and growth in key technology sectors in 2010. Consumer confidence recovered in late 2009 and 2010, and retail sales have returned to stable growth. Security considerations can be an issue for investors and incoming companies but while the peace process remains volatile, progress has been made in some areas and business continues regardless.

Key Economic Indicators	2006	2007	2008	2009	2010

GDP Growth (% pa)	5.7	5.4	4.2	0.8	3.9
Inflation (% pa)	2.1	0.5	4.6	3.3	2.7
Unemployment Rate (%)	8.5	7.4	6.2	7.5	6.7
Short-term Interest Rates (%)	5.5	4.3	3.9	1.4	2.2

Source: Organization for Economic Cooperation and Development, Bank Hapoalim

The long-term outlook for the retail sector is positive, with demand for branded and luxury goods expected to increase against a backdrop of economic growth, rising incomes and lower income taxes. Retail sales have increased and there are signs that more international retailers are targeting the market, increasing demand for high quality space. Vacancy rates for prime retail space are low, and there is potential for rental increases.

Consumer & Retail Indicators	2006	2007	2008	2009	2010

Private consumption expenditure (% pa)	4.3	6.4	3.0	1.7	5.1
Retail Spending Growth (% pa)	3.1	6.3	3.2	0.4	3.6
Average Real Wage Growth (% pa)	1.3	1.6	–0.7	–2.6	0.8
Personal Disposable Income (U.S.$bn)	77.5	90.3	111.1	101.2	114.3
Growth in Real Disposable Income (% pa)	2.9	5.4	2.5	–2.5	4.3

Source: EIU Viewswire

Israel is well served by supermarkets, hypermarkets and shopping centers, although small, independent shops and open markets remain popular with consumers. The shopping center sector has been embraced by the consumer and large-formats are expected to play a significant role in the retail hierarchy going forward. The more controlled, monitored and secure nature of shopping center facilities can be an added attraction for consumers and retailers alike. Retail outlets are generally concentrated in the major centers; however, out-of-town retailing is becoming more widespread as the population shifts to the suburbs.

The retail sector is currently seeing high demand but limited supply. Vacancy for prime shopping centers currently stands at around 1%, down from approximately 5% in 2009. Prime retail rents remained stable in 2009 and early 2010, with moderate increases reported in some areas in the second half. Tenant demand is expected to strengthen further, with several international retailers planning to expand into Israel in 2011 and 2012; as such, there is potential for rental growth. Tel Aviv in particular is a target for incoming foreign retailers.

	Prime Rents (Dec 2010)			Prime Yields (Dec 2010)
	Current	Annual	3-Yearly			3-Year
Retail Category	ILS/sq.m/year	Growth (%)	(p.a. Comp Growth)	Current	Last Year	Average

Shop Units	2,600	0	2.7	7.00	7.25	6.72
Shopping Centers	6,400	0	3.6	7.00	7.80	7.61

Source: Cushman & Wakefield, European Research Group

Shopping Center Market (approximate estimations)	2007	2008	2009	2010	2011-12(f)

Development Pipeline (sq.m)	61,500	28,000	59,500	36,000	173,700
Number of New Properties	5	2	5	3	12
Current GLA (Jan 2011)	1,785,000 sq.m	Current GLA per 1,000		236.4sq.m

Source: Inter-Israel

North American Medical Office Building and Senior Living Facilities Markets

United States

Medical Office Buildings

One of the driving forces of medical office fundamentals has been the demographic wave of Baby Boomers that is approaching. With the first of the Baby Boomers hitting 65 this year, this long-awaited demographic class is on the immediate horizon. With approximately 17% of GDP spent on health care, coupled with estimates that approximately 80% of a person’s total healthcare expenditures is spent in the last two or three years of life, the healthcare commercial real estate sector is expected to remain strong through the coming decade as Baby Boomers hit retirement age, and beyond.

Senior Housing Facilities

According to the American Seniors Housing Association’s 2010 findings, there are approximately 1,476 seniors’ housing facilities (assisted/independent living and continuing care retirement communities, or CCRCs) across the United States. Assisted living communities comprise approximately 55 percent, while independent living communities comprise roughly 36 percent. CCRCs comprise nearly 9.6 percent of all seniors’ housing facilities. This totals nearly 200,000 units.

As illustrated by the table below, the highest proportion of all units in 2010 was in the West (27.2 percent), followed by the Southeast (26.9 percent) and the Northeast (17.8).

		Assisted Living	CCRC	Total
	Independent Living	% of All	% of All	% of All
Region	% of All Units/Beds	Units/Beds	Units/Beds	Units/Beds

Northeast	4.8%	4.6%	8.4%	17.8%
Southeast	9.4%	6.8%	10.8%	26.9%
North Central	5.6%	4.7%	3.5%	13.8%
South Central	6.4%	4.1%	3.2%	13.7%
West	13.6%	7.5%	6.1%	27.2%
No Response	0.6%	0.0%	0.0%	0.6%
Total	40.4%	27.6%	32.0%	100.0%

Source: American Seniors Housing Association

Occupancy data compiled by the American Seniors Housing Association (ASHA) for the various senior housing community types (congregate, assisted and CCRCs) has been summarized in the following table:

Median Stabilized Occupancy Rates (National)
For Profit Senior Housing Facilities
Property Type	2007	2008	2009

Independent Living
(Independent Only)	92.9%	90.8%	89.3%
(Independent With Assisted Living)	93.3%	88.3%	90.8%
Assisted Living
(Assisted Only)	90.8%	93.0%	90.6%
(Assisted with Alzheimer’s)	92.0%	91.3%	90.8%
CCRCs	93.6%	91.5%	89.9%*
All Communities	92.3%	91.0%	89.7%

Source: American Seniors Housing Association

*	2007, 2008 & 2009 CCRC data reflects all facilities including not-for-profit

The following table presents average monthly effective (i.e., after-concession) base fee revenue per occupied unit/bed by region. It needs to be noted, that the data represents assisted living, independent living and CCRC numbers only.

Region	Average 2009 Rent	Average 2010 Rent	Change from 2009%

Northeast	$2,990	$4,002	33.9%
Southeast	$2,104	$2,979	41.6%
North Central	$2,296	$3,038	32.3%
South Central	$2,365	$2,767	17.0%
West	$2,845	$3,176	10.4%

Source: American Seniors Housing Association

As many sectors of the real estate marketplace, the Senior Housing market was not immune to the economic events of the past few years. Compared to the two previous years, there has been considerable improvement in the outlook of many sectors of the Senior Housing industry. With aging demographics, little to no new inventory added in recent years due to the national economic issues, has resulted in occupancy levels regaining strength to pre-recessionary levels. Due to in part to increased availability of capital and the belief by many is that the Senior Housing sector will be a growth area for the future.

Canada

Medical Office Buildings

The health care real estate market in Canada is highly fragmented. Commonly, buildings are owned by local investors or partnerships of physicians and other businesses that are the occupants of the facility itself. The largest non-governmental owner and manager of medical office and health care facilities controls just over 50 properties totaling less than 4 million square feet.

The medical office building market provides a defensive market position, which is typically less impacted by the broader economy. The market segment is positioned to benefit from strong Canadian demographic and industry trends, such as a growing and aging population; increased demand for and funding of health care; and a shift of administration, diagnostic services and other non-acute services out of hospitals and into the community. The drivers of these trends include maximizing the utilization of space within hospitals on acute care services, as well as pressures towards real estate cost savings.

BUSINESS

Business Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our more than 660 properties have a gross leasable area, or GLA, of approximately 75 million square feet and are geographically diversified across 20 countries, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel, Germany and Brazil. We operate properties with a total value of approximately $18.5 billion (including the full value of properties that are consolidated, proportionately consolidated and unconsolidated under accounting principles, approximately $3.1 billion of which is not recorded in our financial statements) as of September 30, 2011. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of September 30, 2011, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services, such as supermarkets, drugstores, discount retailers, moderately-priced restaurants, hair salons, liquor stores, banks, dental and medical clinics and other retail spaces. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles. Since 2001, we have delivered a total return to shareholders of 358% (representing the increase in the market value of our ordinary shares from December 4, 2001 to December 4, 2011 (assuming payment of cash dividends)), outperforming the S&P 500 which delivered a return of 9% and the EPRA Global index which delivered a return of 67%. Our five year total return is -15%, our three year total return is 146%, our two year total return is 9% and our one year total return is -9%. Our adjusted EPRA FFO was NIS 190 million in 2008, NIS 420 million in 2009 and NIS 359 million in 2010.

Since establishing our first real estate operations in the United States in 1992, we have accumulated significant expertise across a broad range of core competencies, including acquiring, operating, managing, leasing, developing, redeveloping, repositioning and improving the performance of supermarket-anchored shopping centers. We have also demonstrated our ability to leverage this expertise and have successfully implemented our business model in many countries around the world. Our properties are owned and operated through a variety of public and private subsidiaries and affiliates. Our primary public subsidiaries are Equity One in the United States, First Capital in Canada and Citycon in Northern Europe. We also jointly control Atrium in Central and Eastern Europe with another party. Additionally, we own and operate medical office building and senior housing businesses in North America through public and private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries. Our broad geographical footprint supports our growth strategy by giving us access to opportunities around the world, allowing us to raise capital in different markets, and reducing the risks typically inherent in operating within a narrower geographic area. Our unique corporate structure enables us to share the investments in our assets with the public shareholders of our subsidiaries and affiliates, which enhances our ability to expand and diversify.

We operate by establishing a local presence in a country through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing supermarket-anchored shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. As a result, our real estate businesses range from new operations with a small number of properties to large, well-established public companies, representing a range of return and risk profiles. We continue to leverage our expertise to grow and improve operations, maximize profitability, and create substantial value for all shareholders. By implementing this business model, we have grown our

GLA from 3.6 million square feet as of January 1, 2000 to approximately 75 million square feet as of September 30, 2011.

In each of our primary markets, we have a leading presence, extensive leasing expertise and strong tenant relationships. Our experienced local management teams proactively manage our properties to meet the needs of our tenants using their extensive knowledge of local market and consumer trends. These local teams and Gazit-Globe’s executive team utilize local and global perspectives for acquiring, developing, repositioning and managing our properties. The level of strategic guidance provided by our executive team is calibrated to meet the specific needs of each local management team. By offering our tenants a wide range of well-managed, high quality locations, we have attracted well-established, market-leading supermarkets, drugstores, discount retailers and other necessity-driven retailers. We believe the quality of our properties coupled with the significant scale and creditworthiness of our anchor tenants have led to high lease renewal rates, high occupancy levels and steady increases in rental income. As of September 30, 2011, our properties had an occupancy rate of 94.3% and as of December 31, 2010 less than 50% of our leases based on base rent and less than 43% of our leases based on GLA were to expire before December 31, 2014.

Our Competitive Strengths

Necessity-driven asset class.

The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, increased by 2.5% from 2007 to 2008, 3.1% from 2008 to 2009, and 3.6% from 2009 to 2010. In the nine months ended September 30, 2011, average same property NOI increased by 4.7% from the nine months ended September 30, 2010. Our supermarket-anchored shopping centers are well-located in densely populated areas with high barriers to entry and attractive demographic trends in countries that have stable GDP growth, political and economic stability and strong credit ratings. The high barriers to entry generally result from a scarcity of commercial land, the high cost of new development or limits on the availability of shopping center properties imposed by local planning and zoning requirements. These prime locations attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows.

Diversified global real estate platform across 20 countries.

We focus our investments primarily on developed economies, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel and Germany. As of September 30, 2011, our asset base included more than 660 properties totaling approximately 75 million square feet of GLA. More than 95% of our net operating income, or NOI, for the year ended December 31, 2010 was derived from properties in countries with investment grade credit ratings as assigned either by Moody’s or Standard & Poor’s, and 87% of our NOI for the year ended December 31, 2010 and 86% of our NOI for the nine months ended September 30, 2011, was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor’s. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries. Our global reach, together with our local management, enables us to make accretive acquisitions to expand our asset base both in countries where we already own properties and in countries where we do not. For example, during the global economic downturn in 2008 and 2009, we used the opportunity to invest an aggregate of approximately $3.8 billion to acquire, develop, and redevelop new shopping centers and other properties, to purchase our interest in Atrium, to increase our holdings in our public subsidiaries and to repurchase our debt securities at a significant discount to par value.

Proven business model implemented in multiple markets driving growth.

The business model that we have developed and implemented over the last 20 years, whereby we own and operate our properties through our public and private subsidiaries and affiliates, has driven substantial and consistent growth. We leverage our expertise to grow and improve the operations of our subsidiaries, maximize profitability, mitigate risk and create value for all shareholders. We enter new markets that are densely populated, with high barriers to entry, by acquiring and developing well-located, supermarket-anchored shopping centers. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. We continued to expand Equity One’s platform through internal growth and acquisitions, most recently through the acquisition of 12 properties that closed in January 2011. As of September 30, 2011, Equity One owned 197 properties (including properties under development) with a GLA of 22.8 million square feet. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in a Toronto Stock Exchange-listed company in 2000. We have since expanded to 166 properties (including properties under development) in Canada with a GLA of 22.8 million square feet as of September 30, 2011. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model. For example, we successfully applied our model in Northern Europe through Citycon and in Central and Eastern Europe through Atrium, resulting in improved performance of the shopping centers acquired in those regions.

Leading presence and local market knowledge.

We have a leading presence in most of our markets, which helps us generate economies of scale and marketing and operational synergies that drive profitability. Leveraging our leading market positions and our local management teams’ extensive knowledge of these markets gives us access to attractive acquisition, development and redevelopment opportunities while mitigating the risks involved in these opportunities. In addition, our senior management provides our local management teams with strategic guidance to proactively manage our business, calibrated to the needs and requirements of each local management team. This approach also allows us to address the needs of our regional and national tenants and to anticipate trends on a timely basis.

Strong financial position and global access to capital.

As of September 30, 2011, Gazit-Globe had available liquid assets, including short term investments and unused lines of credit of NIS 1.7 billion ($453 million) and Gazit-Globe, together with its subsidiaries and affiliates, had NIS 7.7 billion ($2.1 billion) for acquisition of assets, development and redevelopment of our properties and opportunistic expansion of our business. As of September 30, 2011, 60.4% of our debt financing on a consolidated basis, comprising NIS 23.4 billion (U.S.$6.3 billion), was unsecured, we had NIS 31.9 billion (U.S.$8.6 billion) in unencumbered assets and the ratio of our net debt (long term debt and short term debt net of cash and cash equivalents) to total assets was 59.7%. We have capacity to incur additional secured and unsecured indebtedness in each of our markets. As of September 30, 2011, 68% of the principal amount of our indebtedness was at fixed interest rates (79% including interest rate swaps), with debt linked to the Israeli CPI considered fixed rate, and the average fixed interest rate was 6.0%. In addition to liquidity from internally-generated cash and available lines of credit, our securities and the securities of our major subsidiaries and affiliates are traded on six international stock exchanges, and we have benefited from the flexibility offered by raising debt or equity financing on many of these public markets. We believe that this global access to liquidity lowers our overall cost of capital to grow our business and provides us with the ability to pursue opportunities quickly and efficiently. We use our ability to obtain debt and equity financing, together with our cash flows and proceeds of strategic sales of assets, to manage our indebtedness and reallocate our capital to optimize growth and profitability.

Strong relationships with a diverse group of market-leading tenants.

We have strong relationships with a diverse group of market-leading tenants in the countries in which we operate. These tenants are well-established, market-leading supermarkets, drugstores and discount retailers, such as Publix, Sobey’s, Kesko, Shoppers Drug Mart and Metro. Our tenants also include other necessity-driven businesses, including moderately-priced restaurants, hair salons, liquor stores, banks, dental and medical clinics. These relationships enable us to involve our tenants in the early stages of development or redevelopment projects, which significantly reduces our leasing risk. We also use these relationships as the basis for acquisition of properties in markets in which these tenants already have a presence or into which they want to expand. We believe that market-leading tenants are attracted to our shopping centers due in part to their quality locations and our broad geographic presence. Our market-leading anchor tenants generally enter into long-term leases that provide us with stable cash flows and strong tenant relationships. As of September 30, 2011, we had over 14,000 leases. For the year ended December 31, 2010, our single largest tenant and our ten largest tenants as a group each represented only 4.2% and 20.0% of our rental income, respectively, reflecting the diversity of our tenant base.

Highly experienced and committed management team with strong track record.

Our senior management team includes Chaim Katzman, our Chairman, Dori Segal, our Executive Vice Chairman, Aharon Soffer, our President, Eran Ballan, our Senior Executive Vice President and General Counsel, and Gadi Cunia, our Senior Executive Vice President and Chief Financial Officer. Our management team has shown the ability to continually grow our business and build shareholder value. We believe that the equity holdings of Messrs. Katzman and Segal, who beneficially hold 24.2% and 12.7% of the economic interest in Gazit-Globe as of November 30, 2011 and have built our business over the past 20 years, strongly align their interests with the interests of our shareholders.

Business and Growth Strategies

Our objective is to create value through long-term maximization of cash flow and capital appreciation, while improving our properties and increasing our dividends. The strategies we intend to execute to achieve this objective include:

Continue to focus on supermarket-anchored shopping centers.

We will continue to concentrate on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven real estate assets predominantly in densely-populated areas with high barriers to entry and attractive demographic trends in countries with stable GDP growth, political and economic stability and strong credit ratings. By maintaining this focus, we will seek to keep the occupancy and NOI performance of our properties consistent through different economic cycles. We believe that this approach, combined with the geographic diversity of our current properties and our conservative approach to risk, will provide growing long-term returns. We intend to continue to actively manage and grow our presence in each region in which we operate by increasing the size and quality of our asset base. We will continue to operate through publicly and privately-held subsidiaries and affiliates in order to maximize our ability to access capital directly or through our subsidiaries and affiliates with respect to our properties in particular countries and to diversify the markets in which we operate globally with lower capital investment levels.

Pursue high growth opportunities to complement our stable asset base.

We intend to continue to expand into new high growth markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 20 years in entering new markets, to continue to assess opportunities, including the establishment of new real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets. In particular, while we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable countries with compelling demographics through a thorough knowledge of local markets. For example, in 2007, we first established an office in Brazil and began assessing local opportunities. In 2008, we acquired a 153,000 square foot shopping center in Sao Paulo for $31.3 million. In November 2010, we completed our first development project in Brazil. We have a total of four shopping centers in Brazil with a GLA of approximately 384,000 square feet as of September 30, 2011. We will also seek opportunities in other necessity-driven asset classes in order to drive shareholder value across a range of necessity-driven assets.

We also intend to continue investing in medical office buildings as we believe that this class of real estate investments is less sensitive to economic cycles than commercial real estate in general and that demand will continue to grow for healthcare services, particularly in North America. We intend to grow our ownership of medical office building platforms in the United States through ProMed, which has grown since our first acquisition of a medical office building in 2006 to a total of 15 medical office building properties with a total GLA of 1,391,451 square feet as of September 30, 2011, and in Canada through ProMed Canada, which is owned by our public subsidiary Gazit America.

Enhance the performance of existing assets.

We continually seek to enhance the performance of our existing assets by repositioning, expanding and redeveloping our existing properties. We believe that improving our properties makes them more desirable for both our supermarket anchor tenants and our other tenants, and drives more consumers to our properties, increasing occupancy and our rental income. We continue to actively manage our tenant mix and placement, re-leasing of space, rental rates and lease durations. We will focus on attracting more consumers to our properties by using advertising and promotions, building the branding of our shopping centers and providing a more consumer-friendly experience, for example, by improving our tenants’ locations. We believe that the repositioning of our properties and our active management will improve our occupancy rates and rental income, lower our costs and increase our cash flows.

Selectively develop new properties in strategic locations.

We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. We analyze development prospects utilizing our local market expertise and familiarity with tenants. From January 1, 2008 to September 30, 2011, we invested approximately $1.9 billion in development, redevelopment, expansion and improvement projects (including lease expenditures), including approximately $1.3 billion in development and redevelopment projects (excluding lease expenditures) representing an investment of approximately U.S.$120 per square foot. For example, in 2005, First Capital purchased Morningside Mall, a well-located 13 acre shopping mall for C$12.9 million, which had housed a Walmart and an A&P. The site had deteriorated and both of the anchor tenants had vacated. Following the initial acquisition, First Capital purchased additional land around the original site, including an adjacent retail strip comprising 15,000 square feet of GLA for an acquisition price of C$5.4 million in 2007, an additional building adjacent to the center at a purchase price of C$1.0 million in 2009, and re-built a new modern well designed LEED compliant retail shopping center. Today Morningside Crossing, comprising 261,000 square feet of GLA, is a leading shopping destination in a growing urban neighborhood, with tenants such as a Food Basics grocery store, a Shoppers Drug Mart, a medical facility and several banks. Recently, we purchased the shopping center across the street, comprising 63,000 square feet of GLA on 5.2 acres, for a purchase price of C$15.1 million.

Proactively optimize our property base and our allocation of capital.

Using the expertise of our local management, we carefully monitor and optimize our property base by taking advantage of opportunities to purchase and sell properties. Proactive management of our property base allows us to use our resources prudently and recycle our capital when we determine that more accretive opportunities are available. We may determine to sell a property or group of properties for a number of reasons, including a determination that we are unable to build critical mass in a particular market, our view that additional investment in a property would not be accretive or because we acquired non-core assets as part of a larger purchase. We plan to continue to seek creative structures through which to enhance our property base or divest non-core properties and allocate our capital. We may use joint ventures to enter into new markets where we are not established to access attractive opportunities with lower capital risk.

Our Share Performance

Since 2001, we have delivered a total return to shareholders of 358% (representing the increase in the market value of our ordinary shares from December 4, 2001 to December 4, 2011 (assuming payment of cash dividends)), outperforming the S&P 500 which delivered a return of 9% and the EPRA Global index which delivered a return of 67%. Our five year total return is -15%, our three year total return is 146%, our two year total return is 9% and our one year total return is -9%. The table below sets forth our relative share performance against the S&P 500 and the EPRA Global index.

	Gazit-Globe	S&P 500	EPRA Global Index

1 year	-8.8%	1.7%	-5.2%
2 year	8.5%	12.5%	24.7%
3 year	145.5%	47.2%	74.7%
5 year	-14.8%	-11.7%	-23.9%
10 year	358.1%	8.7%	66.8%

Our Structure

We were incorporated in May 1982. We operate our business through subsidiaries in our five principal geographic regions: the U.S., Canada, Europe, Israel and Brazil. The following chart summarizes our corporate structure as of September 30, 2011.

Our public subsidiaries are listed on stock exchanges in their local regions and are subject to oversight by their respective boards of directors. We seek to balance our role as each company’s most significant shareholder with the recognition that they are public companies in their respective countries with obligations to all of their shareholders. Chaim Katzman, the Chairman of our Board serves as the Chairman of the Board of each of our four major public subsidiaries—Equity One, First Capital, Citycon and Atrium—and our Executive Vice Chairman of the Board, Dori Segal, serves on the boards of three of our major subsidiaries—Equity One, First Capital and Citycon. Other individuals affiliated with us also serve on the boards of our public subsidiaries. As public companies, our public subsidiaries are generally required to have a number of directors who meet independence requirements under local law and stock exchange rules. As a result of this requirement and other factors, individuals affiliated with us represent less than a majority of the members of the boards of directors of each of these entities. We are also active in seeking, and assisting our public subsidiaries in engaging, experienced executive management. Beyond providing oversight and guidance through our board representation, the level of our involvement with each public subsidiary varies based on each subsidiary’s general business needs with greater guidance provided to those with less well-established operations or in connection with significant transactions, such as an acquisition.

Our Properties and Businesses

Our Properties

We own interests in more than 660 properties in 20 countries. The following tables summarize our properties as of September 30, 2011 and for the year ended December 31, 2010 and the nine months ended September 30, 2011:

							Nine		Nine		Nine			Nine
						Year	Months	Year	Months	Year	Months	Year		Months
						Ended	Ended	Ended	Ended	Ended	Ended	Ended		Ended
						December 31,	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,		September 30,
	As of September 30, 2011					2010	2011	2010	2011	2010	2011	2010		2011
		Gazit-														As of
		Globe’s														September 30,
	Total No. of	Ownership										Same Property NOI				2011
Region	Properties(1)	Interest	GLA(1)	Occupancy		Rental Income(2)		Percent of Rental Income		Net Operating Income(2)		Growth(3)				Fair Value (4)(5)
			(thousands			(U.S.$ in thousands)				(U.S.$ in thousands)						(U.S.$ in thousands)
			of sq. ft.)

Shopping Centers
United States(6)	196	43.1%	22,802	90.6	%(7)	286,940	247,695	23%	24%	208,754	176,212	(0.5)%		1.4%		3,411,690
Canada	158	49.6%	22,811	96.3%		466,768	379,810	38%	37%	302,632	244,934	3.9%		3.5%		5,167,542
Northern Europe	80	47.8%	10,762	95.4%		261,485	215,431	21%	21%	170,080	143,478	(0.3)%		2.7%		3,361,861
Central and Eastern Europe(1)	154	31.2%	12,643	97.0%		86,373	73,505	7%	7%	53,870	47,636	8.9%		10.4%		848,179
Germany	6	100.0%	1,064	95.6%		20,946	16,012	2%	1%	15,178	11,811	5.3%		0.7%		266,336
Israel(8)	11	75.0%	1,446	98.9%		42,868	38,608	4%	4%	31,276	29,268	7.2%		12.1%		618,319
Brazil	4	100.0%	384	89.1%		4,301	6,180	—	—	3,915	5,374	—		—		133,226

Healthcare Properties
Senior housing(1)	15	60%	1,312	87.7%		29,679	21,838	2%	2%	11,277	9,385	16.9%		14.0%		141,661
Medical office	24	— (9)	2,067	93.5%		38,036	36,682	3%	4%	26,320	24,046	(0.6	)%(10)	0.4	%(10)	638,232

Other Properties
Land for future development	—	—	—	—		—	—	—	—	—	—	—		—		520,403
Properties under development(11)	15	—	—	—		—	—	—	—	—	—	—		—		199,813
Other	4	—	84	—		709	486	—	—	380	224	—		—		18,966

Total	667	N/A	75,375	94.3%		1,238,105	1,036,247	100%	100%	823,682	692,368	3.6%		4.7%		15,326,228	(12)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe and senior housing facilities reflect 100% of the number of properties and GLA of Atrium and Royal Senior Care, respectively, both of which are consolidated according to the proportionate consolidation method under IAS 31 in Gazit-Globe’s financial statements.

(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on September 30, 2011 (U.S.$1.00 = NIS 3.712).

(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes redevelopment and expansion.

(4)	Investment properties are measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property. Fair value of investment property was determined by accredited independent appraisers with respect to 69% of such investment properties during the year ended December 31, 2010 (51% of which were performed at December 31, 2010) and 56% of such investment properties for the nine months ended September 30, 2011 (36% of which were performed at September 30, 2011). Fair value of investment property under development was determined by accredited independent appraisers with respect to 51% of such investment properties during the year ended December 31, 2010 (49% of the valuations were performed at December 31, 2010) and 10% of such investment properties for the nine months ended September 30, 2011 (10% of which were performed at September 30, 2011). In each case, the remainder of the valuations was performed by management of our subsidiaries. In determining fair value of investment property and investment property under development, the appraisers and our management used either (1) the comparative approach (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the discounted cash flow approach (less cost to complete and developer profit in the case of investment property under development) or (3) the direct capitalization approach. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Investment Property and Investment Property Under Development.”

(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes the applicable proportion of the fair value of the properties of Atrium and Royal Senior Care each of which is proportionately consolidated in Gazit-Globe’s financial statements with respect to the nine months ended September 30, 2011.

(6)	As of September 30, 2011, includes 9 office, industrial, residential and storage properties. As of December 31, 2010, includes six office, industrial, residential and storage properties. On September 26, 2011, Equity One announced that it had entered into an agreement to sell 36 shopping centers comprising approximately 3.9 million square feet. The 36 shopping centers generated net operating income for Equity One of approximately U.S.$35.4 million for the twelve months ended June 30, 2011. Closing of the transaction is subject to customary conditions and is expected to occur in the fourth quarter of 2011.

(7)	Occupancy data excludes the occupancy of 9 office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 90.3%.

(8)	Israel includes one income-producing property in Bulgaria.

(9)	Our medical office buildings are held through (i) ProMed, our wholly-owned subsidiary and (ii) ProMed Canada, a wholly-owned subsidiary of Gazit America, in which Gazit-Globe held a 73.1% interest as of September 30, 2011.

(10)	Represents medical office building same property NOI growth in the United States.

(11)	As of September 30, 2011, total GLA under development was 1.8 million square feet.

(12)	This amount would be approximately NIS 68.7 billion ($18.5 billion) if it included 100% of the fair value of properties held by Atrium and Royal Senior Care and 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting. This amount represents the following amounts recorded in our consolidated statements of financial position as of September 30, 2011 included elsewhere in this prospectus: NIS 51,613 million ($13,904.4 million) of investment property, NIS 2,674 million ($720.4 million) of investment property under development, NIS 2,026 million ($545.8 million) of assets classified as held for sale and NIS 709 million ($191.0 million) of fixed assets, net.

For the year ended December 31, 2010, none of our properties represented more than 0.9% of our total GLA, 2.7% of our consolidated NOI and 3.5% of the consolidated fair value of our operating properties.

We had 42 properties under development or redevelopment as of September 30, 2011. The following table summarizes our properties under development as of September 30, 2011.

			As Presented in
			Financial
	Number of	Estimated Total GLA	Statements	Cost to Complete
Region	Properties(1)	(sq. ft. in thousands)	(U.S.$ in thousands)	(U.S.$ in thousands)

Development
United States	1	330	40,140	103,718
Canada	8	362	47,953	77,047
Northern Europe	2	162	46,875	13,200
Central and Eastern Europe	3	883	104,795	104,526
Israel	1	54	7,004	5,119

Total Development	15	1,791	246,767	303,610

Redevelopment
United States	7	354	3,233	30,172
Canada	14	368	54,957	75,970
Northern Europe	6	808	30,981	64,655

Total Redevelopment	27	1,530	89,171	170,797

Total Development and Redevelopment	42	3,321	335,938	474,407

(1)	Excludes land for future development.

Our Tenants and Leases

We have strong relationships with a diverse group of market-leading tenants in the regions in which we operate. For the year ended December 31, 2010, our top three tenants (by base rent) represented 7.7% of our consolidated rental income.

Our properties are subject to over 14,000 leases. The following table sets forth as of December 31, 2010 the anticipated expirations of tenant leases for our properties for each year from 2011 through 2020 and thereafter.

	Number of	GLA of Expiring			Expiring	Percent of
	Expiring	Leases (thousands	Percent of	Percent of	Rental Income	Total Rental
	Leases(1)	of sq. ft.)	Leased GLA	Total GLA	(U.S.$ in thousands)	Income

Month-to-Month	208	548	0.9%	0.8%	8,837	0.6%
2011	4,571	9,431	14.6%	13.7%	204,433	14.3%
2012	2,126	6,820	10.6%	9.9%	167,096	11.7%
2013	1,930	6,537	10.1%	9.5%	166,427	11.7%
2014	1,526	6,273	9.7%	9.1%	162,928	11.4%
2015	1,427	6,449	10.0%	9.4%	153,794	10.8%
2016	398	3,360	5.2%	4.9%	77,129	5.4%
2017	394	4,439	6.9%	6.5%	87,341	6.1%
2018	397	3,323	5.2%	4.8%	77,299	5.4%
2019	539	4,594	7.1%	6.7%	114,784	8.0%
2020 and thereafter	959	12,681	19.7%	18.6%	208,191	14.6%
Vacant	NA	4,155	NA	6.1%	NA	NA

Total	14,475	68,610	100%	100%	1,482,259	100%

(1)	The table excludes Royal Senior Care’s leases because most of their leases are short-term.

We may incur expenditures in connection with the re-leasing of our retail space, principally in the form of landlord work, tenant improvements and leasing commissions. The amounts of these expenditures can vary significantly, depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the terms of the leases. We do not expect these re-leasing expenditures to be material to our business. We also incur expenditures for certain recurring or periodic capital expenses required to keep our properties competitive.

The following table provides a breakdown of the occupancy rates for the years 2006 through 2010 and the nine months ended September 30, 2011 as of the dates set forth below.

	Total GLA
Date	(Sq. ft. in thousands)	Occupancy

December 31, 2006	46,422	95.7%
December 31, 2007	50,129	94.6%
December 31, 2008	50,652	94.5%
December 31, 2009	67,559	93.6%
December 31, 2010	70,006	93.9%
September 30, 2011	75,375	94.3%

The following table provides a breakdown of the largest tenants of our principal subsidiaries by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants

Equity One	United States
	Florida, Georgia, Louisiana, North Carolina and eight other states in the southeastern U.S., California and the metropolitan areas of Boston, Massachusetts and New York City	Albertsons, Bed Bath & Beyond, Best Buy, CVS/pharmacy, Food Lion, H.E.B., Home Depot, Kash N’ Karry, Kmart, Kroger, Lowe’s, Marshall’s, Publix, Randall’s, Shaw’s, TJ Maxx, Walgreens and Walmart
First Capital	Canada
	Greater Toronto area including the Golden Horseshoe area and London; the Calgary and Edmonton area; the Greater Vancouver area including Vancouver Island; the Greater Montreal area; the Ottawa and Gatineau region and Quebec City	Canada Safeway, Canadian Tire, Loblaws, Metro/A&P, Royal Bank, Shoppers Drug Mart, Sobey’s, Staples, TD Canada Trust and Zellers

Subsidiary	Geographical Region	Anchor/Major Tenants

Citycon	Northern Europe
	Finland, Sweden, Estonia and Lithuania	H&M, ICA, Kesko Corp., S-Group, Stockman and Sverige AB,

Atrium	Central and Eastern Europe
	Poland, the Czech Republic, Hungary, Russia, Slovakia, Turkey, Romania and Latvia	Ahold, Auchan Group, Metro Group, Rewe Group and Spar
Gazit Germany	Germany	Aldi, HIT and Rewe

Gazit Development	Israel, Bulgaria and Macedonia	Mega, Shufersal and Superpharm

Gazit Brazil	Brazil
	Sao Paulo and Rio Grande do Sul	Carrefour, CBD (Pão de Açucar), Cinepolis, Colombo, Lojas Americanas, Lojas Franca, Luigi Bertolli, McDonald’s, Renner, and Supermercado Nacional (Walmart)

Most of our shopping centers in the United States and Canada are located in suburban areas and have large supermarkets or retailers as the anchor, with outdoor parking areas and many smaller shops that depend on the traffic generated by the anchor. They attract and cater to residents of an expanded or expanding population area. On the other hand, our shopping centers in Europe, more typically in the Nordic region, and in Brazil are anchored by hypermarkets which combine the function of both grocery stores and retailers. They tend to be located in cities and are comprised of one or more buildings forming a complex of retail-oriented shops with indoor parking garages. Consequently, our properties in the Nordics tend to have higher asset values and rental rates per foot compared to our North American properties.

Medical Office Buildings

ProMed (United States)

Through our wholly-owned subsidiary, ProMed, we own and manage medical office buildings in the United States. Among our properties are medical and research office buildings, located mostly in or in proximity to hospitals and university campuses, including Hackensack University Medical Center and University of Pennsylvania/Children’s Hospital of Philadelphia.

As of September 30, 2011, ProMed had 15 income-producing properties, with a GLA of 1,391,451 square feet, which were recorded on our balance sheet at the total value of U.S.$491 million. For the nine months ended September 30, 2011 and the year ended December 31, 2010, these properties generated revenue in the amount of U.S.$27 million and U.S.$34 million, respectively. As of September 30, 2011, the occupancy rate of ProMed’s properties was 95.9%.

In most of the medical office buildings owned by ProMed, it rents out areas to anchor tenants that are usually hospitals or other medical providers, doctors and/or practice groups. The anchor tenants constitute a focal point that attracts customers to the whole center. In most cases, the leases of anchor tenants are for longer periods than those of other tenants, and the anchor tenants are generally economically sound hospitals or large medical practices.

Gazit America (Canada)

We own and manage medical office buildings in Canada through our subsidiary, Gazit America, which is listed on the TSX. ProMed Canada, a wholly-owned subsidiary of Gazit America, develops, owns and manages medical and research office buildings, located mostly in proximity to hospitals, including Cambridge Memorial Hospital and London Health Science Centre’s Victoria Hospital. As of September 30, 2011, we

owned 73.1% of the share capital of Gazit America. As of September 30, 2011, Gazit America also held 12.7% of Equity One’s share capital.

As of September 30, 2011, ProMed Canada had 9 income-producing properties, with a GLA of approximately 676,000 square feet and one property for redevelopment. For the nine months ended September 30, 2011 and the year ended December 31, 2010, these properties generated revenue in the amount of C$10 million and C$4 million, respectively. As of September 30, 2011, the occupancy rate of ProMed Canada’s properties was 88.5%.

Senior Housing Facilities

We are engaged in the acquisition, development and management of senior housing facilities in the United States through two private subsidiaries, Royal Senior Care, LLC, or RSC, which acquires and develops senior housing facilities and in which we have a 60% interest and Royal Senior Care Management, LLC, or RSC Management, which manages the facilities acquired and developed by RSC and in which we have a 50% interest.

As of September 30, 2011, RSC had 15 income-producing properties with 1,650 units. As of September 30, 2011, the occupancy rate of RSC’s properties was 87.7%.

Real Estate Development and Construction in Israel and Eastern Europe

We are engaged in the development, management and construction of real estate projects in Israel and in Eastern Europe through Gazit Development’s investment in U. Dori, a public company listed on the TASE. Gazit Development holds 100% of the share capital and voting rights in Acad, which engages mainly in holding, directly and indirectly, as of April 17, 2011, 73.8% of the share capital and voting rights in U. Dori. We refer to U. Dori and its subsidiaries, including Dori Construction (71.2% of which is owned by U. Dori) which is also traded on the TASE, and its wholly-owned subsidiaries and related companies, as the Dori Group. The Dori Group’s primary businesses are the management and construction of building projects in various sectors such as residential, hotels, public buildings, senior housing, offices, shopping centers, industrial buildings and security facilities in Israel and the development and construction of residential projects in Central and Eastern European countries, mainly in Poland and Bulgaria, and also in Slovakia.

Investments in India

In August 2007, we entered into an agreement to invest in Hiref International LLC, or Hiref, a real estate fund in India. Hiref was sponsored by HDFC Group, one of the largest financial services companies in India. Hiref invests directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones, technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. Our investment commitment in Hiref is $110 million and through September 30, 2011 we invested $76 million. As of September 30, 2011, Hiref had entered into investment agreements for fourteen projects with a total investment commitment of $575 million and has invested $405 million in those projects.

Our History

Since 1992, we have grown our business primarily through the acquisition, development and redevelopment of, and investment in, necessity-driven income-producing properties in densely-populated metropolitan markets worldwide. The drivers of our growth have been the following key developments:

•	1992—Equity One is founded by Gazit Inc. (now known as Norstar Holdings Inc.) which acquires its first property.

•	1997—Norstar founds its Canadian subsidiary, which acquires its first property.

•	1998—Equity One lists on the NYSE.

•	1998—Following a reorganization, Gazit-Globe becomes the direct owner of the interests in Norstar’s U.S. and Canadian subsidiaries.

•	2000-2002—In 2000, Gazit-Globe acquires a controlling equity interest in First Capital and in 2002 merges its original Canadian business into First Capital.

•	2001—Equity One acquires United Investors Realty Trust, a listed REIT with 23 properties located in Texas, Florida, Arizona and Tennessee with a total GLA of 2.0 million square feet.

•	2001—Equity One acquires First Capital’s U.S. portfolio in exchange for a 45.2% interest in Equity One and adds 28 income-producing properties located in Florida and Texas and partnership interests in other properties with a total GLA of 3.2 million square feet.

•	2002—Gazit-Globe and Roico Holdings, LP, or Roico, a third party active in the field of managing senior housing facilities in the United States, enter into a 50/50 joint venture to form RSC Royal Senior Care, which purchases its first facility in October 2003.

•	2003—Equity One acquires IRT Property Company, a listed REIT with 90 properties, mainly supermarket-anchored shopping centers, in the southeastern part of the United States, with a total GLA of approximately 10.0 million square feet. As a result of this transaction, Equity One becomes one of the largest shopping center REITs in the southeastern United States.

•	2004—Gazit-Globe expands into Finland adding 146 properties with a total GLA of 5,234,000 square feet by acquiring a 38.0% interest in Citycon, a publicly traded company with properties in Finland with 146 properties with a total GLA of 5,234,000 square feet by acquiring a 38.0% interest in Citycon.

•	2004-2006—First Capital acquires a total of 71 properties and expands to Vancouver and Quebec City.

•	2005-2007—Gazit-Globe forms Gazit Development through a joint venture with a local partner and acquired or developed six supermarket-anchored shopping centers in Israel and one in Bulgaria.

•	2005-2006—Citycon expands to Sweden, Estonia and Lithuania and sells 75 non-core properties in Finland.

•	2005-2006—Gazit-Globe establishes ProMed, which acquires its first property, a medical office building in the New York metropolitan area with a total GLA of 253,000 sq. ft.

•	2006—Gazit-Globe broadens its scope in Europe through the establishment of Gazit Germany.

•	2007—Gazit-Globe acquires 50% of the share capital and voting rights of Acad. Acad holds the share capital and voting rights of U. Dori, a public company that is listed on the TASE and is primarily engaged in the construction of residential and commercial buildings.

•	2007-2008—Gazit-Globe establishes a presence in Brazil through Gazit Brazil, which acquires its first shopping center in 2008.

•	2007-2008—Gazit-Globe expands into Central and Eastern Europe, adding 160 properties through a joint investment with CPI in Atrium, which owns and operates shopping centers.

•	2009—Equity One completes the acquisition of a controlling interest in DIM, a Dutch public company with 21 shopping centers with a GLA of approximately 2.6 million square feet.

•	2009—Gazit America completes an initial public offering in connection with a spin-off transaction from First Capital.

•	2011—Equity One acquires CapCo through a joint venture with CSC, adding 12 income-producing properties in California with a total GLA of approximately 2.6 million square feet.

•	2011—Gazit-Globe increases its holding in U. Dori to 73.8% by acquiring the 50% interest in Acad that it did not previously own and subsequently sells its interest in Acad to Gazit Development.

•	2011—Equity One enters into an agreement to sell 36 shopping centers comprising approximately 3.9 million square feet. Closing of the transaction is expected to occur in the fourth quarter of 2011.

Employees

As of December 31, 2010, we employed, through our various subsidiaries, a total of 2,516 individuals. Of this number, 80 individuals were employed directly by Gazit-Globe and its wholly-owned subsidiaries.

The following table provides an overview of the number of our employees at Gazit-Globe and each of our subsidiaries for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
Entity	2008	2009	2010

Gazit-Globe (including ProMed)	57	53	53
Equity One	159	157	164
First Capital	290	316	321
Citycon	113	119	129
Atrium	443	323	287
Gazit Germany	17	12	14
Gazit Development	54	62	63
Dori Group	483	411	618
Royal Senior Care	862	1,100	844
Gazit America	—	7	10
Gazit Brazil	11	14	13

Total	2,489	2,574	2,516

Litigation

Atrium Litigation

In August 2010, Atrium filed a claim in the High Court of Justice in England against Meinl Bank AG and against its controlling shareholder, Julius Meinl, and other affiliated parties for losses such parties caused to Atrium (then named Meinl European Land Limited) in connection with their management of Atrium prior to our acquisition of interests in Atrium. Affiliates of Meinl Bank controlled Atrium prior to our acquisition of interests in Atrium in August 2008 and Meinl Bank was a party to the agreement pursuant to which we invested in Atrium, or the Investment Agreement. Gazit-Globe was not a party to this claim. The claim sought damages in an amount of over €2 billion (U.S.$2.68 billion) related to losses suffered by Atrium from alleged breaches of duty, conspiracy and dishonest assistance in breaches of trust by the defendants in connection with transactions which Atrium claimed benefited Meinl Bank and related parties at Atrium’s expense and lacked commercial justification, including a secret share buy-back scheme orchestrated by the defendants. Atrium also sought indemnification from the defendants for any liability or regulatory penalty imposed on Atrium, and reimbursement of costs associated with responding to investigations and lawsuits relating to those transactions. Meinl Bank AG and others responded with various procedural initiatives and in February 2011, filed a petition for arbitration with the International Court of Arbitration at the International Chambers of Commerce in Paris, against Gazit-Globe, Atrium and CPI, in which petition they asked for an indemnification for all costs that might be incurred by them in such proceedings in the English High Court.

In November 2010, Meinl Bank AG and another former investor in Atrium, B.V. voorheen Firma W. de Liefde, filed a lawsuit in the Royal Court of Jersey, purporting to be recognized as a derivative action, in the amount of €1.2 billion, against Gazit-Globe, CPI CEE Management LLC, or CPI (currently owned by an affiliate of Apollo Global Management LLC) with which we have entered into a shareholders’ agreement with respect to our and CPI’s respective interests in Atrium, Chaim Katzman, our chairman, who also serves as chairman of the board of directors of Atrium, and other directors and former directors of Atrium. Atrium was nominally a defendant to the action although the claimants purportedly sought relief on behalf of Atrium. In the suit, Meinl claimed that in January 2009, Gazit-Globe, CPI and Atrium cancelled a rights offering that Gazit-Globe and CPI were contractually obligated to underwrite and instead entered into alternate transactions in January 2009 that benefited Gazit-Globe and CPI at Atrium’s expense. Meinl also claimed that in September 2009, Gazit-Globe, CPI and Atrium entered into a further transaction that benefited Gazit-Globe and CPI at Atrium’s expense. The lawsuit also included claims of breach of fiduciary duties by certain directors of Atrium and of dishonest assistance in such breaches by Gazit-Globe and CPI. On February 14, 2011, we filed an application to dismiss the suit in the Royal Court of Jersey. On or around March 31, 2011, we submitted evidence in support of our application.

In March 2011, Meinl Bank AG filed a lawsuit against Gazit-Globe and Mr. Katzman in the District Court in Tel Aviv seeking, among other things, a declaratory judgment to compel us and Mr. Katzman to indemnify Meinl Bank AG with respect to any amounts for which Meinl Bank AG might be found liable in the claim in the English High Court. To our knowledge, Meinl Bank AG has not sought indemnification with respect to the claim in the English High Court from any other Atrium shareholder.

On April 14, 2011, the parties agreed to consolidate the various proceedings (including additional proceedings between Meinl Bank and Atrium to which Gazit-Globe was not a party), and to transfer all of them to an arbitration proceeding in either London or Paris, or the Consolidated Arbitration. Pursuant to this consolidation, the parties undertook to act to stay those proceedings in their various forums, except for the Jersey proceeding, which would remain pending until all the defendants confirmed whether they wished to have the lawsuit included in the Consolidated Arbitration.

On June 17, 2011, the parties signed an agreement providing for the settlement of all outstanding disputes and for the dismissal of all pending claims among the parties to the settlement agreement. Each party denies that it has engaged in any wrongdoing and the settlement agreement does not provide for any payment from any party to another party as damages for claims that have been asserted. The settlement agreement became fully effective on July 28, 2011 and the parties were required to take steps to dismiss all claims pending among them. All such claims have now been dismissed.

Notwithstanding the settlement and dismissal, we can provide no assurance that we or Atrium will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others. However, an independent committee of the Atrium Board comprising directors with no personal involvement in the derivative action has separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, has determined that there was no basis for the claims made against directors of Atrium in the derivative action and no benefit to Atrium in pursuing the action.

Current Legal Proceedings

Set forth below is a description of material litigation to which we are a party, as of September 30, 2011. Although there can be no assurance as to the ultimate outcome, we intend to vigorously defend the matters described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Israeli Tax Matters

On December 24, 2009, we received a final tax assessment with respect to Gazit-Globe’s Israeli tax return for 2004. The assessment can only be appealed in a court proceeding. According to the final tax assessment, the Israeli Tax Authorities, or the ITA, claim that Gazit-Globe should allocate its gross finance, general and administrative expenses to specific categories of revenue or based on the ratio of such revenues to the assets that generated them, as opposed to our position that these expenses are deductible without any allocation. On January 15, 2011, we received a final tax assessment with respect to Gazit-Globe’s 2005 tax return with similar claims by the ITA. If the ITA’s position were to be fully accepted with respect to 2004, we would recognize additional income of NIS 5.5 million for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 73.2 million, which would result in a nominal tax liability, net of foreign tax credits, of NIS 360,000. If the ITA’s position is fully accepted with respect to 2005, we would recognize additional income of NIS 93.6 million for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 70 million, resulting in a nominal tax liability, net of foreign tax credit, of NIS 31.8 million. We are continuing to discuss our tax assessments for 2004 through 2008 with the ITA tax assessor in respect of, among other things, the above issues and regarding the manner in which we receive credit for foreign taxes paid by our subsidiaries.

If we were to accept the ITA’s position described above, in addition to the tax liabilities that would apply to 2004 and 2005, we would be subject to further tax liabilities also in significant amounts with respect to 2006 and subsequent periods. In addition, other adjustments are possible to the amount of credits available for offset against future tax liabilities in Israel, as set forth in the final tax assessments received.

We cannot predict whether our position will be accepted by a court.

Other Legal Proceedings

Except for the actions described above, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on our business, financial condition, and results of operations or cash flows.

Competition

We are subject to competition from commercial real estate developers, real estate companies (including companies with REIT status for tax purposes in the U.S.), pension funds, promoters in the real estate sector and supercenter chains, such as Walmart, and other owners and developers of commercial real estate in regions in which our properties are located. These include leading companies such as:

•	Federal Realty, Kimco Realty, Regency Centers and Weingarten Realty, which compete with Equity One;

•	Allied Properties, RioCan, Primaris, and Calloway, which compete with First Capital;

•	Sponda, Unibail-Rodamco, and Steen & Storm, which compete with Citycon; and

•	Unibail-Rodamco, Klepierre and Corio, which compete with Atrium.

Some of our competitors have considerably larger resources available than we do. The competitive advantage possessed by these competitors reduces our bargaining power and could result in a reduction in our profitability. An increase in the number of retail properties in a given region could have a detrimental effect on our ability to rent out our vacant space and to maintain the level of the rents charged on our properties. Certain of our properties are exposed to competition from properties adjacent to them, the tenants in which provide an identical or similar retail mix to our property, including through rentals to chains that are our anchor tenants.

We believe we have a number of competitive advantages relative to other developers, owners and managers of shopping centers. Such advantages include the following:

•	our properties are located primarily in attractive areas with high density rates;

•	the ability to offer retailers a number of properties that match their requirements over a wide area;

•	proactive management of the properties, including ensuring that properties are maintained to a high standard;

•	prudent and targeted investments;

•	our focus on shopping centers anchored by supermarket chains or other retail chains, which have a high customer flow and are more resilient to fluctuations in the economy;

•	a broad mix of tenants;

•	establishing and maintaining strong relationships with anchor tenants; and

•	holding an inventory of land in proximity to some of our developed properties.

Insurance

We are covered, through each of our subsidiaries, by general liability insurance and other types of insurance policies that we believe is customary for our operations and in line with industry practice.

We are insured against some, but not all, potential risks and losses affecting our operations. While we believe we maintain adequate insurance across our properties, we cannot assure you that our insurance will be adequate to cover all of our losses or liabilities. Our tenants are generally responsible under leases for providing adequate insurance on the spaces they lease. We believe that our properties are covered by adequate fire, flood and property insurance and, if commercially possible, hurricane and windstorm coverages, all provided by insurers we believe are reputable companies. We cannot provide assurance that insurance will continue to be available to us on commercially reasonable terms. See “Risk Factors—Risks Related to Our Business and Operations—Insurance on real estate may not cover all losses.”

Intellectual Property

Gazit-Globe owns a number of trademarks in Israel, including our “G” and “LOCATION, LOCATION, LOCATION” designs and have applied for a number of trademarks in Israel, including “AAA,” “LOCATION, LOCATION, LOCATION,” including design, “GAZIT-GLOBE” (in Hebrew and English) and for trademarks in the U.S., Canada, Brazil and Russia for our “LOCATION, LOCATION, LOCATION” design.

Marketing

From time to time we use various marketing channels for the purpose of leasing our properties, principally advertising at the relevant property location; ongoing contacts with realty brokers; advertising concentrated on local and industry media; participation in sector-orientated exhibitions and conventions; posting lists of available properties on our websites and the employment of staff whose principal roles are the marketing and leasing of our properties. The cost of such marketing activities has not been and is not expected to be material to us.

Environmental

Due to our ownership of real estate, we are subject to national, state and local environmental legislation in every jurisdiction in which we operate. Under this legislation, we could be held responsible for, and have to bear, the clearance and reclamation costs in respect of various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, our properties and could also have to pay fines and compensation in respect of such hazards. These costs could be material. Certain environmental regulations lay strict liability for environmental hazards on the holders or owners of the properties. Failure to remove these hazards could have a material adverse effect on our ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of September 30, 2011, we were aware of a number of properties that require study or repair relating to environmental issues. We do not believe, however, that such environmental issues will have a material adverse effect on our financial position. Nevertheless, we are unable to guarantee that the information in our possession reveals all potential liabilities in respect of environmental hazards, or that former owners of properties we have acquired had not acted in a manner that contravenes relevant provisions of environmental laws, or that due to some other reason a material breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws could have a material adverse effect on our position, from both an operational and a financial perspective.

We seek to conduct our business in an environmentally-friendly manner. We are investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. We believe that, in the long-term, the consumers, the retailers and we will benefit from these investments. For example, we expect that the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long-term decrease our costs. In addition, we believe that the growing awareness of the need to preserve the environment will lead the population to prefer visiting “green” shopping centers over regular shopping centers, thus increasing the value of such properties.

Government Regulations

Our operations and properties, including our construction and redevelopment activities, are subject to regulation by various governmental entities and agencies of the country or state where that project is located in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing and future laws, regulations and standards. Each project must generally receive administrative approvals from various governmental agencies of the country or state where that project is located. No individual regulatory body, permit, approval or authorization is material to our business as a whole.

MANAGEMENT

Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position

Chaim Katzman(2)	62	Chairman of the Board
Arie Mientkavich	69	Deputy Chairman of the Board
Dori Segal(2)	49	Executive Vice Chairman of the Board
Aharon Soffer	40	President
Eran Ballan	46	Senior Executive Vice President and General Counsel
Gadi Cunia	41	Senior Executive Vice President and Chief Financial Officer
Yair Orgler(1)(2)(3)(4)	72	Director
Haim Ben-Dor(1)(3)(4)	73	Director
Shaiy Pilpel(1)(3)(4)	61	Director
Noga Knaz(1)(3)(4)	45	Director

(1)	Member of Audit Committee

(2)	Member of Investment Committee

(3)	Member of Compensation Committee

(4)	Member of Nominating and Corporate Governance Committee

Chaim Katzman has served as the chairman of our board of directors since May 1995, and currently also serves as the chairman of the board of directors of Equity One, First Capital, Citycon and Atrium. He is currently also the chairman of the board of directors of Norstar, our controlling shareholder. Mr. Katzman served as the chief executive officer of Equity One from its inception in 1992 until 2006 and has been involved in the acquisition, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman holds an LL.B. from Tel Aviv University.

Arie Mientkavich has served as the deputy chairman of our board of directors since April 2005. He also serves as chairman of the board of our subsidiary Gazit Globe Israel (Development) Ltd. He serves as deputy chairman of the board of IDB Holding Corporation Ltd., a holding company, and as chairman of the board of Elron Electronics Industries, Ltd., or Elron, which holds interests in companies in fields of advanced technology including medical devices, information and communications technology; and clean technology. He also is a director of a number of Elron’s subsidiaries, including Given Imaging Ltd., a company that develops, manufactures and markets innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract whose shares are traded on the Nasdaq Global Select Market. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries including Israel Discount Bank of NY and Mercantile Discount Bank. From 1987 to 1997, he served as the chairman of the Israel Securities Authority, the Israeli equivalent of the SEC. Prior to 1987, Mr. Mientkavich served in a number of positions at the Israeli Ministry of Finance, including general counsel. Mr. Mientkavich holds a B.A. in political science and an LL.B. from The Hebrew University of Jerusalem.

Dori Segal has served as the executive vice chairman of our board of directors since February 2008 and as a director since December 1993. He served as our chief executive officer from 1998 to February 2008. Since August 2000, Mr. Segal has served as chief executive officer, president and vice chairman of the board of First Capital. Mr. Segal also serves as deputy chairman of the board of directors of Equity One, a director of Citycon, as chairman of the board of Gazit America and on the board of Norstar.

Aharon Soffer has served as our president since November 2009 and as our acting president from June 2009 until his appointment as president. Since September 2006, Mr. Soffer has served as chief executive officer of Gazit Group USA, our wholly-owned subsidiary, located in Miami, Florida, and prior to that as vice president of Gazit-Globe. Since joining Gazit-Globe in 1997, Mr. Soffer has held various positions, and, among other things, has been responsible for investor relations and capital raising for Gazit-Globe, was involved with mergers and acquisitions in the retail sector worldwide, and oversaw Gazit-Globe’s U.S. securities portfolio. Mr. Soffer also serves as vice chairman of Gazit America and is a director of Atrium. Mr. Soffer received a B.A. in Economics and an LL.B from the College of Management, Academic Studies, in Israel.

Eran Ballan has served as our general counsel since April 2007 and since March 2011 as senior executive vice president and general counsel. Mr. Ballan had also served as our executive vice president beginning in February 2010. Prior to joining Gazit-Globe, Mr. Ballan was a partner at the Israeli law firm Naschitz, Brandes & Co. where he represented companies in connection with some of their most critical transactions, including mergers and acquisitions, public and private offerings of equity and debt securities and numerous other commercial matters. Prior to that, he worked as an associate at the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP in New York. Mr. Ballan holds an LL.B from Essex University, U.K. and an LL.M. from New York University.

Gadi Cunia has served as our chief financial officer since April 2010. As of March 2011, Mr. Cunia also serves as senior executive vice president. Mr. Cunia joined Gazit-Globe in December 2009 as our deputy chief financial officer. From 2001 through 2009, he served as chief financial officer of Eden Springs Group, where he was responsible for the overall financial management and mergers and acquisitions activities of the group. Prior to that, he served in a number of controlling, accounting, treasury, auditing and financial managerial positions. Mr. Cunia received a Bachelor’s Degree in Business Management from the College of Management in Rishon L’Tzion and is a certified public accountant.

Dr. Yair Orgler has served as a director since November 2007. Dr. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University. From 1996 to June 2006, Dr. Orgler was chairman of the board of the Tel Aviv Stock Exchange. From 2001 to 2004, he was president of the International Options Markets Association (IOMA). Dr. Orgler serves as a director at Israel Chemicals Ltd., a manufacturer of chemical products, Ceragon Networks, Ltd., a company developing high capacity wireless backhaul solutions, Itamar Medical Ltd., a medical device company and Discount Investment Corporation Ltd., a holding company—all of which shares are listed on the Tel Aviv Stock Exchange while the shares of Ceragon are also listed on the Nasdaq Global Market. He also serves as a director at several privately-held companies. Other public positions previously held by Dr. Orgler include director at Bank Hapoalim, B.M. and founder and chairman of “Maalot,” Israel’s first securities rating company. Previous academic positions held by Dr. Orgler include vice rector of Tel-Aviv University and before that dean of the Recanati Graduate School of Business Administration. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management at Northwestern University. Dr. Orgler holds a Ph.D. in Industrial Administration (finance) from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in Management and Industrial Engineering from the Technion, Israel Institute of Technology.

Haim Ben-Dor has served as a director since January 1999. Mr. Ben-Dor is a business advisor to public and private companies in the area of capital markets and investments (among them pension funds, mutual funds and ARI—Israeli Physician Organization). Mr. Ben-Dor is also a lecturer at the Hebrew University and a corporate consultant in the field of finance and investments working through Haim Ben-Dor Ltd. He also currently serves as a director of Lahav—The Association for the Self-Employed in Israel and of the Mercantile Mutual Funds. Mr. Ben-Dor holds a degree in accounting from the College of Management, Jerusalem and an Auditor’s Certificate from the Ministry of Justice.

Dr. Shaiy Pilpel has served as a director since January 2007. Since 2000, Dr. Pilpel has served as the president of Patten Model, Ltd., a financial modeling firm and since 2006 Dr. Pilpel has served as the chief executive officer of Wexford Capital Israel Ltd., an investment firm. From 1996 to 2001, he headed the trading operations at Wexford Management. Previously, Dr. Pilpel was a managing director of Canadian Imperial Bank of Commerce where he headed the Mortgage Arbitrage and Quantitative Strategies proprietary trading group and was a portfolio manager for Steinhardt Partners. In addition, Dr. Pilpel previously served as a director of Equity One. Since 2009, Dr. Pilpel has also served as a member of the General Assembly of the

Israel Securities Authority. Dr. Pilpel holds a B.S. in Mathematics and a B.A. in Philosophy from Tel Aviv University, an M.Sc. in mathematics from The Hebrew University in Jerusalem, a Ph.D. in statistics from the University of California at Berkeley and an M.B.A. from Columbia University.

Noga Knaz has served as a director since August 2008.  Ms. Knaz has served as the chief executive officer of Rosario Capital Ltd., an investment banking firm since September 2007. From July 2006 until August 2007, Ms. Knaz served as the chief executive officer of Dash Underwriting Ltd. and chief investment officer of Dash Securities and Investments Ltd. Previously, she served in various positions with Migdal Capital Markets and as co-chief executive officer of Madanes Financial Services Ltd. She also serves as a director of Pointer Telocation Ltd., a company that provides mobile resource management products and services for the automotive and insurance industries whose shares are listed on the Nasdaq Capital Market. Ms. Knaz holds a B.A. in Economics and Business Administration from Haifa University, and an investment portfolio management license.

Extraordinary General Meeting

We are convening a special general meeting of our shareholders on January 12, 2012, or the Extraordinary General Meeting, which we expect will take place after consummation of this offering. At the Extraordinary General Meeting, we are seeking approval of amendments to our articles of association as described below under “Management-Additional Directors,” “—Board Practices—Board of Directors,” and “Description of Share Capital-Share Capital,” “—Provisions in our Articles of Association Requiring a Supermajority Shareholder Vote” and “—Election of Directors.” These amendments to our articles of association require the approval of holders of 75% of the ordinary shares represented at the Extraordinary General Meeting, by person or by proxy, and voting on the matter, or a special majority.

In addition, at the Extraordinary General Meeting, we are seeking the approval, subject to the approval of the amendment of our articles of association increasing of the maximum number of our directors and the consummation of the offering contemplated hereby, of the election of two additional directors and, the initial classification of our directors as described below under ‘‘—Additional Directors”, changes to the terms of insurance for our officers and directors as described below under “—Exculpation, Insurance and Indemnification of Officers and Directors” with respect to our directors other than Mr. Katzman. These matters require the approval of holders of a majority of the ordinary shares represented at the Extraordinary General Meeting, by person or by proxy, and voting on the matter, or an ordinary majority.

We are also seeking approval of certain agreements between us and Norstar as described below under “Certain Relationships and Related Party Transactions,” or the Norstar agreements. Mr. Katzman and Norstar, who are considered controlling parties under the Israeli Companies Law, have a personal interest in matters for which we are seeking approval at the Extraordinary General Meeting. Therefore, the approvals of the Norstar agreements, which require an ordinary majority, are also required to meet the additional requirements under the Israeli Companies Law for approval of the shareholders having no personal interest, which we refer to as the special approval requirements. In addition, solely with respect to Mr. Katzman, our chairman of the board, the changes to the terms of insurance described under “—Exculpation, Insurance and Indemnification of Officers and Directors,” which require an ordinary majority, will require approval meeting the special approval requirements if holders of 1% of our outstanding ordinary shares submit an objection following our announcement of our seeking to rely on an exemption from the special approval requirements. In order to meet the special approval requirements, the shareholder approval must fulfill one of the following:

•	at least a majority of our voting rights held by shareholders who have no personal interest in the matter and who are present and voting at the general meeting must be voted in favor of approving the matter (for this purpose, abstentions are disregarded); or

•	the voting rights held by shareholders who have no personal interest in the matter and who are present and voting at the Extraordinary General Meeting, and who vote against the matter, do not exceed 2% of our voting rights.

Norstar, which holds 58.5% of our outstanding shares eligible to vote at the Extraordinary General Meeting, has undertaken to vote in favor of each of the proposals at the Extraordinary General Meeting. The record date for the Extraordinary General Meeting is December   , 2011 and, accordingly, the ordinary shares being offered in this prospectus will not be eligible to vote at the Extraordinary General Meeting. Therefore, we expect that each of the matters that require approval by an ordinary majority will be approved at the Extraordinary General Meeting. However, there can be no assurance that we will obtain approval of matters that require approval by a special majority or matters with respect to which the special approval requirements must be met. Accordingly, there can be no assurance that the amendments to our articles of association described herein, the agreements with Norstar and, with respect to Mr. Katzman, the changes to the terms of insurance, will be approved and such amendments, agreements and with respect to Mr. Katzman, such changes to the terms of insurance may not be implemented or become effective.

Additional Directors

At the Extraordinary General Meeting, we are seeking approval of an amendment to our articles of association which would increase the maximum number of directors to eleven. This amendment would increase the maximum number of board members from eight and would permit us to elect three additional members to our board of directors. Approval of this amendment requires a special majority. If such amendment is approved, we will seek approval of the election of the two candidates below to our board of directors. Norstar, which holds more than a majority of our shares, has undertaken to vote in favor of the new directors and, therefore, we expect that these new directors will be elected at the Extraordinary General Meeting, if the size of the board is increased.

Gary Epstein is a candidate for our board of directors. Mr. Epstein is chair of the Global Corporate and Securities Department, a member of the Executive Committee and a Principal Shareholder at Greenberg Traurig, LLP, an international law firm. Mr. Epstein has been with Greenberg Traurig since 1980. Mr. Epstein received a B.A. and B.H.L. in English and Jewish Studies at Yeshiva University, an M.A. in English Literature from New York University and a J.D. from Harvard Law School. Mr. Epstein is 63 years old.

Douglas Sesler is a candidate for our board of directors. Mr. Sesler is currently a private real estate investor. From January 2009 through February 2011, Mr. Sesler served as head of global real estate principal investments of Bank of America, Merrill Lynch. From 2007 until December 2008, Mr. Sesler served as co-head of real estate investment banking at Merrill Lynch. Prior to that, Mr. Sesler was a managing partner in the real estate investment banking group of Merrill Lynch since April 2005. Mr. Sesler received a B.A. in Government from Cornell University. Mr. Sesler is 49 years old.

In the event that the amendment is not approved, the maximum number of directors will remain at eight and Messrs. Epstein and Sesler will not be elected to our board of directors.

Corporate Governance Practices

As an Israeli corporation we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the NYSE Listed Company Manual and other applicable provisions of U.S. securities laws to which we will become subject upon consummation of this offering and the listing of our ordinary shares on the NYSE. Under the NYSE Listed Company Manual, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NYSE Listed Company Manual, except for the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. We may follow home country practice in Israel with regard to the other corporate governance standards otherwise imposed by the NYSE Listed Company Manual for U.S. domestic issuers.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers. For further information, see “Risk Factors” and “—NYSE Listed Company Manual and Home Country Practices.”

Board Practices

Board of Directors

Under the Israeli Companies Law and our articles of association, the supervision of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our president (referred to as a “general manager” under the Israeli Companies Law) is responsible for our day-to-day management. Our president is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our president, and are subject to the terms of any applicable employment agreements that we may enter into with them.

At our Extraordinary General Meeting, we are seeking approval of an amendment to our articles of association which would increase the maximum number of directors, impose a minimum requirement of unaffiliated directors and implement a modified classified board structure.

Under the amended articles of association, our board of directors will consist of at least five and not more than eleven directors, including external directors, one-third of whom are to be unaffiliated directors (which may include external directors). See “—Audit Committee.” Currently, our board of directors consists of seven directors and may have a maximum of eight, including two external directors as required by the Israeli Companies Law. See “—External Directors.” In addition, there is currently no requirement under our articles of association for us to have a minimum number of unaffiliated directors.

Pursuant to the amended articles of association, at the Extraordinary General Meeting, the directors, other than the external directors, will be divided into three classes, referred to as Class 1, Class 2 and Class 3 so that, as nearly as possible, each of the three classes has an equal number of directors. The term of the members of Class 1 will be until the next annual general meeting (2012), the term of the members of Class 2 will be until the annual general meeting in the succeeding calendar year (2013) and the term of the members of Class 3 will be until the annual general meeting in the next succeeding calendar year (2014). Beginning with the annual general meeting in 2012, one-third of the directors (other than the external directors, who are subject to re-election in November 2013 and August 2014 as described below) will be elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year. In the event that the number of directors is not divisible by three, in determining the number of directors in each class, the board of directors shall determine whether to round the number of directors up or down. Election of each director at the annual general meeting requires the affirmative vote of a majority of the shares of the shareholders who are present and voting (in person or by proxy). In the event that the number of directors elected at the meeting exceeds the number of directors up for election, the candidates who received the greatest numbers of votes will be appointed.

In addition, our amended articles of association will allow our board of directors to appoint directors whether to fill vacancies on our board of directors or to appoint additional directors, so long as the total number of directors does not exceed ten. In such event, the director appointed by the board of directors shall be added to the class of the director who is being replaced or, if the director is not replacing another director, to any class determined by the board of directors, provided that, as nearly as possible, each of the three classes has an equal number of directors. Removal of any director at a general meeting shall be upon the vote of 75% of the shares of shareholders who are present and voting (in person or by proxy), except as provided by applicable law with respect to external directors, as described below.

At the Extraordinary General Meeting, in addition to the amendment of our articles of association, subject to approval of the amendment to our articles of association implementing the classified board, we are seeking approval of the initial classification of our board of directors. Under the proposed classification, the

Class 1 directors will be Messrs. Ben-Dor and Segal, the Class 2 directors will be Messrs. Katzman and Mientkavich and the Class 3 directors will be Dr. Pilpel and Messrs. Epstein and Sesler (assuming the election of Messrs. Epstein and Sesler is approved at the Extraordinary General Meeting). As indicated above, the classified board will only be effective if the amendment to our articles of association implementing the classified board is approved. Norstar, which holds more than a majority of our shares, has undertaken to vote in favor of this proposal and, accordingly, if the classified board is approved, we expect that the proposed classification of our directors will be approved at the Extraordinary General Meeting.

If the amendments to our articles of association are not approved, then the terms of our current articles of association will remain in effect following the Extraordinary General Meeting. Under those provisions, our board of directors will consist of at least five and not more than eight directors, including external directors. Pursuant to our current articles of association, at any annual general meeting, the office of a number of directors equal to the total number of directors in office immediately prior to the annual general meeting (other than external directors), divided by four and rounded down to the nearest whole number, shall expire and their successors shall be appointed. The board of directors designates the retiring directors and recommends to the general meeting candidates to be appointed in place of the retiring directors, provided that each director shall be a candidate for replacement or reappointment at least once every five years. Election of each director at the annual general meeting requires the affirmative vote of a majority of the shares of the shareholders who are present and voting (in person or by proxy). In addition, our current articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors. In such event, the director appointed by the board of directors shall serve until the next general meeting convened after his appointment. Removal of any director (other than an external director) at a general meeting shall be upon the vote of 75% of the shares of shareholders who are present and voting (in person or by proxy), except as provided by applicable law.

External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under very narrow circumstances set forth in the Israeli Companies Law. See “—External Directors.” There are no family relationships among any of our directors or executive officers.

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director. Under the Israeli Companies Law, the general manager or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the general manager without shareholder approval (including a special majority requirement). In addition, a person subordinated, directly or indirectly, to the general manager may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the general manager; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Yair Orgler, who was elected on November 27, 2007 and re-elected on November 25, 2010, and Noga Knaz, who was elected August 12, 2008 and re-elected on September 14, 2011, each qualify and was elected to serve as an external director, with a term ending on November 26, 2013 and September 13, 2014, respectively. The principal requirements with respect to external directors are set forth below.

The Israeli Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or

•	the total number of shares of non controlling shareholders and shareholders that do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed two percent of the aggregate voting rights in the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for two additional terms of three years under one of two alternatives. Under the first alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders that are non controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company. Under the second alternative, the external director may be nominated by the board of directors, and such external director’s reelection is approved by the same majority of shareholders that was required to elect such external director, in such director’s initial election. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company (and provided that the external director is reelected subject to the same approval method as if elected for the first time). External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exemptions as set forth in the regulations).

The Israeli Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to which that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

The term affiliation for that purpose includes (subject to certain exemptions):

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The Israeli Companies Law defines the term “office holder” of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions other than the position of director, regardless of such person’s title.

The following additional qualifications apply to an external director:

•	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

•	if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer in the company;

•	a person may not serve as an external director if he or she or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control has business or professional relations with those whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other then de minimis relations); and

•	a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the regulations promulgated under the Israeli Companies Law, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

Furthermore, no person may serve as an external director if that person’s professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director. Following the termination of an external director’s membership on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including being engaged to serve as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two years (which prohibition also applies to other relatives of the former external director (who are not his or her spouse or children) for a period of one year).

If at the time at which an external director is appointed all members of the board of directors that are not controlling shareholders or their relatives are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Pursuant to the regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise as defined in those regulations. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members that are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that both Yair Orgler and Noga Knaz, as well as all other current board members, possess “accounting and financial” expertise and the requisite professional qualifications as such term is defined under the Israeli Companies Law.

Alternate Directors

Our articles of association provide that any director may appoint, by written notice to us, an alternate director for himself or herself, provided that such person meets the qualifications of a director under the Israeli Companies Law and is approved by our board of directors. A person may not act as an alternate director for more than one director, and a person serving as a director may not serve as an alternate director. Notwithstanding the foregoing, a member of the board of directors may be appointed as an alternate member of any committee of our board of directors, provided that such alternate member is not already a member of such committee. Any alternate director shall have all of the rights and obligations of the director appointing him or her.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director that is appointed or classified as such, and that meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement) and the audit committee so approved and does not serve as a director of the company for more than nine (9) consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including the NYSE, a director who qualifies as an independent director for the purposes of such director’s membership in the audit committee in accordance with the rules of such stock exchange in which it is traded, including the NYSE, is also deemed to be an unaffiliated director under the Israeli Companies Law. Such person must meet the non affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchanges may continue to be considered an unaffiliated director for unlimited additional periods of three-years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

The audit committee may not include the chairman of the board, any director employed by the company or that regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Israeli Companies Law. In addition, the audit committee may not include any director employed by the company’s controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company’s controlling shareholder or a company controlled by such controlling shareholder, on a regular basis, or a director whose main livelihood is based on the controlling shareholder. The chairman of the audit committee is required to be an external director.

The members of our audit committee are Haim Ben-Dor, Noga Knaz, Shaiy Pilpel and Yair Orgler. Our board of directors has determined that each member of our audit committee meets the independence requirements set forth in the NYSE Listed Company Manual. In addition, Mr. Ben-Dor, Ms. Knaz, Dr. Orgler and Dr. Pilpel are each independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. The rules of the SEC also require that we disclose in our annual reports whether at least one member of the audit committee is an “audit committee financial expert.” Our board of directors has determined that           qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual.

Our board of directors has adopted an audit committee charter that is consistent with the rules of the SEC and the NYSE Listed Company Manual.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Under the Israeli Companies Law, an audit committee is also required, among other things, to identify deficiencies in the administration of the company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies, is responsible for reviewing and approving certain related party transactions and is required to adopt procedures with respect to processing of employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees. Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “—Approval of Related Party Transactions under Israeli Law.” However, the audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors and at least one of whom must be an external director.

According to the Israeli Companies Regulation (Provisions and Conditions in the Matter of the Approval Process of Financial Statements), 2010, the board of directors of an Israeli public company must approve the financial statements of the company after a financial statements review committee has submitted its recommendations to the board of directors in respect to certain matters relating to the preparation of the financial statements as detailed in the regulation, and submitted such recommendations to the board a reasonable period prior to its meeting on the matter. The company’s auditors are to be invited to all meetings of the financial statements review committee, and the internal auditor is to receive notices of such meetings and be entitled to participate. The financial statements review committee must consist of at least three directors and a majority of its members are required to be unaffiliated directors. The restrictions on who may not be a member of the audit committee, as described above, apply to membership in the financial statements review committee as well. All of the financial statements review committee members are required to have the ability to read and understand financial statements, and at least one of the unaffiliated directors should have “accounting and financial expertise” (within the meaning of the Israeli Companies Law). In addition, the chairman of the financial statements review committee is required to be an external director. An audit committee that meets these requirements may serve as a financial statements review committee. Our audit committee also serves as our financial statements review committee.

See “—Compensation—Employment and Consultant Agreements” and “Certain Relationships and Related Party Transactions” for summaries of the service agreements with our chairman, deputy chairman and executive vice chairman and president.

Investment Committee

Our board of directors has established an investment committee. The investment committee reviews for approval investments of a magnitude that the board of directors has determined is in excess of management’s prerogative but do not require approval of the full board of directors. The current members of the investment committee are Chaim Katzman, Dori Segal and Yair Orgler.

Compensation Committee

As of the consummation of this offering, our board of directors will establish a compensation committee which will consist initially of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler and Dr. Pilpel.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the NYSE Listed Company Manual.

Each of the members of our compensation committee is independent under the requirements of the NYSE Listed Company Manual.

Nominating and Corporate Governance Committee

As of the consummation of this offering, our board of directors will establish a nominating and governance committee which will consist initially of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler and Dr. Pilpel.

Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with the NYSE Listed Company Manual.

Each of the members of our nominating and governance committee is independent under the NYSE Listed Company Manual.

Compensation of Directors

According to the Israeli Companies Law, the compensation of our directors requires the approval of our audit committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders shall apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The directors are entitled to be paid out of the funds of the company their reasonable traveling, hotel and other expenses expended by them in attending board meetings and upholding their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law. As of the date of this prospectus, we apply the same provisions and limitations applied to our external directors to the compensation of our non-external directors other than with respect to our chairman, deputy chairman and executive vice chairman.

For additional information, see “—Compensation.”

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and appointed by the board of directors. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder or director of the company; or

•	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Our internal auditor is Yosi Ginossar, who has served in such role since April 16, 2008. Mr. Ginossar also serves as chief executive officer of Fahn Kanne Control Management Ltd., a subsidiary of Fahn Kanne & Co, which is the Israeli affiliate of Grant Thornton International Ltd.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management—Directors and Senior Management” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Our articles of association do not provide for a different method of approval. No transaction that is adverse to the company’s interest may be approved by the board of directors. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers and office holders who are not directors require approval by the company’s board of directors, unless the company’s articles of association provide for a different method of approval. Our articles of association do not provide for a different method of approval. Extraordinary transactions with, or insurance, indemnification or exculpation of, executive officers or office holders who are not directors require audit committee approval and subsequent approval by the board of directors. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors, require the approval of the audit committee, the board of directors and the company’s shareholders, in that order. The approval of the audit committee and the board of directors is also required for all compensation arrangements of office holders who are not directors (provided that the compensation committee, if any, may provide its approval, in lieu of the audit committee, if the compensation committee is in compliance with all of the requirements applicable to an audit committee). If the compensation arrangement of the office holder brought for approval is an amendment of an existing arrangement, then only the approval of the audit committee is required if the audit committee determines that the amendment is not material in relation to the existing arrangement.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Israeli Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation of a controlling shareholder who is an office holder, require the approval of a company’s audit committee, board of directors and shareholders meeting in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or

•	the voting rights held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. In certain cases provided in regulations promulgated under the Israeli Companies Law, shareholder approval is not required.

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at class shareholder meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

Pursuant to regulations adopted under the Israeli Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholder approval if the audit committee and the board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within two weeks of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders (which duty has not been interpreted to date by the Israeli courts).

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Approval of Private Placements

Under the Israeli Companies Law, a significant private placement of securities requires approval by the board of directors and at a general meeting by holders of a majority of the voting power held by the shareholders present at the meeting, in person or by proxy. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

NYSE Listed Company Manual and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, whose shares are registered under Section 12 of the Exchange Act, to comply with various corporate governance practices. In addition, upon the contemplated listing of our ordinary shares on the NYSE, we will need to comply with the NYSE Listed Company Manual. Under the NYSE rules, as a foreign private issuer, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE rules for U.S. domestic issuers. Specifically, we are permitted to elect to follow corporate governance practices permitted under the Israeli Companies Law with regard to formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and shareholder approval for establishment and material amendments of equity compensation plans and transactions involving below market price issuances in private placements of more than 20% of outstanding shares, issuances that result in a change in control and issuances to officers, directors and 5% securityholders.

In accordance with Israeli law and practice, if we list on the NYSE we intend to rely on this foreign private issuer exemption and follow the provisions of the Israeli Companies Law, rather than the NYSE Listed Company Manual, solely with respect to approval of share issuances to officers, directors and 5% securityholders. Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of more than one percent of the number of shares or voting power of the company to a director, officer or 5% securityholder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% securityholder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time from Norstar, our controlling shareholder, on market terms approved by our board and audit committee, consistent with our past practice. In the future, we may also use this exception in other circumstances, in which Israeli law may, but not necessarily will, require shareholder approval in addition to approval by our board and audit committee.

Under Israeli law an issuance of shares to a controlling shareholder or an issuance of shares pursuant to a transaction in which a controlling shareholder has a personal interest requires approval by the audit committee and the board of directors and then approval at the general meeting of shareholders which meets the requirements described above for extraordinary transactions with controlling shareholders under “—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”; provided, that if the audit committee and board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company, shareholder approval will not be required if shareholders holding at least 1% of the shares do not object within 14 days after the announcement of the transaction.

If a director or an executive officer is a party to an issuance of securities, approval of the board of directors is sufficient, unless the issuance is an extraordinary transaction, in which case it would also require approval of the audit committee, or if it is part of compensation for the officer or director, in which case it would require approval of the audit committee and with respect to a director, approval of a general meeting of shareholders. As indicated above, a significant private placement would require approval of the board of directors and then approval at a general meeting of shareholders.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court; however, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail such foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit imposed on the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the audit committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. See “—Approval of Related Party Transactions Under Israeli Law.”

In addition, our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Israeli Companies Law. Pursuant to a resolution of our general meeting dated November 24, 2006, we have made exculpation and indemnification undertakings for the benefit of all of our directors and officers, which indemnification shall extend up to 25% of our shareholders’ equity as reflected in our financial statements published prior to the payment of the indemnification amount.

Separately from the Extraordinary General Meeting, we are convening an extraordinary general meeting of our shareholders on December 13, 2011 prior to the consummation of this offering at which we are seeking approval of an amendment to our articles of association which would permit us to purchase insurance and provide indemnification to our officers and directors with respect to certain liabilities under new administrative enforcement procedures recently adopted as part of Israeli securities law. Approval of this amendment requires a special majority and because of the personal interest of Mr. Katzman in the amendment, must meet the special approval requirements. If this amendment is not approved, our officers and directors will not be indemnified with respect to such matters and we will not be permitted to indemnify our officers and directors or purchase insurance with respect to those matters.

At the extraordinary general meeting being convened on December 13, 2011, we are also seeking approval of an amendment to the terms of our indemnification of our officers and directors, other than Mr. Katzman, consistent with the amendment of our articles of association. Approval of this amendment of terms requires approval of an ordinary majority. With respect to Mr. Katzman, we are seeking approval of the reinstatement of his indemnification, which expired on November 15, 2011 due to the provisions of the Israeli Companies Law and this amendment, which approval must meet the special approval requirements.

We have obtained directors and officers’ liability insurance for the benefit of our directors and office holders (currently covering an amount of up to U.S.$60 million) and intend to continue to maintain such coverage and pay all premiums thereunder. At our Extraordinary General Meeting, we are seeking approval of an increase of the coverage under our directors and officers’ liability insurance to U.S.$100 million. Approval of this increase in coverage requires approval of an ordinary majority. Norstar, which holds more than a majority of our outstanding shares, has undertaken to vote in favor of this proposal and, accordingly, we expect that it will be approved at the Extraordinary General Meeting. With respect to Mr. Katzman, we are seeking a separate approval of this increase which will not be required to meet the special approval requirements unless holders of 1% of our outstanding ordinary shares submit an objection following our announcement of our seeking to rely on an exemption from the special approval requirements.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined by applicable SEC rules. If we make any amendment to the code of business conduct and ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by applicable law.

Compensation of Executive Officers and Directors

Executive Compensation

The following table presents information for the year ended December 31, 2010 regarding compensation accrued in our financial statements for our chairman, deputy chairman, executive vice chairman and president, and the CEO and president of one of our subsidiaries as of December 31, 2010.

					Share-Based		Other
Name and Position	Salary		Bonus		Payment		Compensation		Total	Total
										(U.S.$ in
	(NIS in thousands)									thousands)

Jeffrey Olson
CEO of Equity One	2,620		4,345		5,184	(1)	—		12,149	3,273
Chaim Katzman
Chairman of the Board	2,712	(2)	—	(3)	8,800	(4)	—		11,512	3,101
Aharon Soffer
President	2,347		2,521	(5)	5,599		—		10,467	2,820
Dori Segal
Executive Vice Chairman of the Board	3,519	(6)	1,779	(7)	4,728	(8)	393	(9)	10,419	2,807
Thomas Caputo
President of Equity One	2,547		1,120		2,013	(10)	—		5,680	1,530
Arie Mientkavich
Deputy Chairman of the Board	1,259		500		1,639	(11)	—		3,398	915

(1)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2010 with respect to the issuance or vesting of stock options and restricted stock units granted to Mr. Olson.

(2)	Consists of U.S.$241,000 as chairman of the board of Gazit-Globe and C$500,000 as chairman of the board of First Capital. Fees earned by Mr. Katzman pursuant to his consulting agreement with Atrium described below and fees earned by Mr. Katzman as chairman of the board of Citycon were offset against Mr. Katzman’s salary from Gazit-Globe in accordance with his employment agreement described below.

(3)	Mr. Katzman waived his bonus in the amount of NIS 58.8 million (U.S.$15.8 million) to which he was entitled under his compensation agreement with Gazit-Globe for the year ended December 31, 2010.

(4)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2010 with respect to the issuance or vesting of stock options and restricted stock units granted to Mr. Katzman by Equity One and restricted share units granted to Mr. Katzman by First Capital.

(5)	Includes approximately NIS 1.0 million that was paid with respect to the year ended December 31, 2009.

(6)	Consists of U.S.$212,600 as executive vice chairman of Gazit-Globe and C$688,800 as president and chief executive officer of First Capital.

(7)	Consists of Mr. Segal’s bonus received as president and chief executive officer of First Capital. Mr. Segal waived his bonus in the amount of NIS 23.5 million (U.S.$6.3 million) to which he was entitled under his compensation agreement with Gazit-Globe for the year ended December 31, 2010.

(8)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2010 with respect to the issuance or vesting of share options and restricted shares granted to Mr. Segal by First Capital, stock options and restricted shares granted to Mr. Segal by Equity One and deferred shares granted to Mr. Segal by Gazit America.

(9)	Consists of $40,500 of directors fees earned as vice chairman of Equity One and EUR 48,900 of directors fees earned as a member of the board of directors of Citycon.

(10)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2010 with respect to the issuance or vesting of stock options and restricted stock units granted to Mr. Caputo.

(11)	Consists amounts recognized as an expense on our income statement for the year ended December 31, 2010 with respect to the issuance or vesting of options to purchase our ordinary shares held by Mr. Mientkavich.

Employment and Consultant Agreements

Chaim Katzman

Employment Agreement

Until November 15, 2011, when it expired due to provisions of the Israeli Companies Law, Mr. Katzman and Gazit 1995 Inc., our wholly-owned subsidiary, were party to an employment agreement that provided for an annual salary (U.S.$241,000 in 2010), which increased annually at the greater of an amount determined based on the increase in the U.S. consumer price index, or 6%. Mr. Katzman was also entitled to a bonus equivalent to 5% of the annual net (pre-tax) income, as reported by us in our consolidated financial statements. The employment agreement was to terminate in September 2013 and extend automatically for two-year periods, subject to each party’s right to terminate the employment agreement at the end of each two-year period. In the event that the agreement were not extended at the end of any such two year period, we would have been required to make a one-time payment to Mr. Katzman in the amount of his compensation, including both base salary and bonus, for the prior year. If we terminated the employment agreement before the end of the term (except in a case of dismissal “for cause,” as described in the employment agreement), Mr. Katzman would have been entitled to a payment equal to the base salary that was paid to him for the 12 months that preceded termination of the employment agreement and a severance period of three months during which Mr. Katzman will receive his base salary consistent with the prior year’s base salary and is entitled to the remaining amounts and benefits under the employment agreement. In addition, Mr. Katzman had agreed that he would not be entitled to any additional remuneration from us or any of our subsidiaries other than under the employment agreement and payments for his services to Equity One and First Capital.

On March 28, 2008, Mr. Katzman delivered to us a written notice stating that because of our adoption of International Accounting Standard No. 40 which results in our annual net (pre-tax) income being impacted by the value of our assets, he agreed to waive, subject to certain conditions the current payment of the portion of his annual bonus related to an increase in the value of real estate assets. We refer to such waiver as the conditional waiver. The conditional waiver provides that (1) differences in the fair market value of any real estate assets from year to year will not be taken into account in calculating Mr. Katzman’s bonus; (2) in the event that a real estate asset is disposed of, we will pay to Mr. Katzman (in addition to his bonus) an amount (an “additional payment”) equal to 5% of our pre-tax gain from the disposition of the real estate asset (calculated as the difference between the aggregate net sale price of the real estate asset and either (i) the fair market value of the real estate assets as recorded in our financial statements as of January 1, 2007 or (ii) with respect to real estate assets acquired after January 1, 2007, the purchase price of such real estate assets); (3) Mr. Katzman will not receive, with respect to any year, any bonus in an amount that, together with all bonus payments since January 1, 2007, would exceed the aggregate amount of the annual bonuses to which Mr. Katzman would have been entitled pursuant to his employment agreement for the period if not for the conditional waiver; (4) in the event that his employment agreement is terminated or not renewed by us, or Mr. Katzman’s employment under his employment agreement is terminated (i) by us, in its discretion; (ii) as a result of the death or disability of Mr. Katzman; or (iii) within six months following certain change in control events relating to us, we will pay Mr. Katzman the difference between (i) the aggregate amount of annual bonus payments for the period from January 1, 2007 through termination to which Mr. Katzman would have been entitled had it not been for the conditional waiver and (ii) the aggregate amount of his annual bonuses and the additional payments; and (5) the conditional waiver may be terminated by Mr. Katzman at any time by giving notice to us.

Mr. Katzman’s employment agreement expired automatically on November 15, 2011. The employment agreement expired based on provisions recently enacted as part of the Israeli Companies Law that require agreements relating to the employment and remuneration of the controlling shareholder to be approved by a company’s shareholders, with the support of the majority of the non-controlling and non-interested shareholders, once every three years. Effective as of November 15, 2011, Mr. Katzman no longer receives compensation from Gazit-Globe (but is entitled to reimbursement by Gazit-Globe for expenses incurred in his role as our executive chairman). Pursuant to the employment agreement, Mr. Katzman would be entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. Mr. Katzman notified us that he is waiving his right to such payment in full. Even though the employment agreement has expired, Mr. Katzman is continuing to serve as our executive chairman and we are currently in the process of developing new terms of employment and compensation for Mr. Katzman and intend to complete such terms and seek the required approvals for such arrangements within a reasonable period of time. The agreements between Mr. Katzman and our subsidiaries and affiliates are not affected by the expiration of the Mr. Katzman’s employment agreement with us.

Equity One Chairman Compensation Agreement

Mr. Katzman and Equity One are party to a chairman compensation agreement for the period beginning on January 1, 2011 through December 31, 2014, which replaced the previous chairman compensation agreement, which was entered into in October 2006. The chairman compensation agreement renews automatically for one-year periods after December 31, 2014; provided that either party may terminate the agreement at the end of each such one-year period. Mr. Katzman is entitled to an annual bonus which is determined in the discretion of Equity One’s compensation committee as well as to a reimbursement of expenses. In the event of termination by Equity One of the chairman compensation agreement (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement), Mr. Katzman will be entitled to the immediate vesting of all the stock options and shares of restricted stock in his possession at the time that would have otherwise vested in the succeeding 365 days (90 days in the case of death or disability).

First Capital Chairman Compensation Agreement

Mr. Katzman and First Capital are party to a chairman compensation agreement which remains in effect as long as Mr. Katzman serves as chairman of First Capital’s board of directors. Mr. Katzman is entitled to an annual compensation of C$500,000 plus an annual grant of 28,800 restricted share units issued under First Capital’s restricted share unit plan while he remains chairman. In the event of termination of the chairman compensation agreement by First Capital (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement) within 24 months after a change of control of First Capital (as defined in the chairman compensation agreement), Mr. Katzman will be entitled to a payment equivalent to 2.99 times his annual cash compensation, the immediate vesting of all the share options in his possession at the time and the immediate release of the lock-up restrictions on all the restricted share units held by him at that time.

Atrium Consultant Agreement

Mr. Katzman and a wholly-owned subsidiary of Atrium are party to an agreement pursuant to which Mr. Katzman provides Atrium and its subsidiaries with consulting services. The consulting agreement automatically renews for successive one-year periods, unless either party gives the other written notice of termination. Mr. Katzman is entitled to monthly fees in the amount of EUR 45,833.33 and to the payment of his expenses in relation to the provision of the consultancy services under the agreement. When our employment agreement with Mr. Katzman (as described above) was in effect, the consideration to which Mr. Katzman was entitled with respect to the consulting services to Atrium was transferred in full to us.

Compensation from Citycon

For Mr. Katzman’s service as a director of Citycon, he is entitled to annual compensation of EUR 160,000 and EUR 700 per meeting. Under his expired employment agreement, Mr. Katzman’s compensation from Citycon was offset against the compensation he was entitled to receive from us. Since the expiry of the employment agreement, Mr. Katzman is entitled to retain those fees.

Dori Segal

Employment Agreement

Until November 15, 2011, when it expired, Dori Segal and Gazit 1995 Inc., our wholly-owned subsidiary, were party to an employment agreement that provide for an annual salary (U.S.$212,600 and C$63,000 in 2010), which increased annually at the greater of (i) 50% of the salary linked to the Canadian consumer price index plus 50% linked to the U.S. consumer price index, or (ii) 6%. Mr. Segal was also entitled to a bonus equivalent to 2% of our annual net (pre-tax) income, as reported by us in our consolidated financial statements. The employment agreement was to terminate on September 30, 2011 and extend automatically for seven-year periods, subject to each party’s right to terminate the employment agreement at the end of each seven-year period. In the case of termination by us not under the circumstances defined in the employment agreement as conferring the right to immediate termination by us, Mr. Segal was entitled to elect one of the following two alternatives: (i) to continue receiving all compensation and benefits to which he would have been entitled had the employment agreement continued to be in effect until the end of the then current term of the agreement (and in any event not less than a period of 24 months) or (ii) to receive a one-time payment in an amount equal to the total compensation and benefits he received or to which he was entitled, with respect to the whole calendar year preceding the termination date, multiplied by the number of years, including any part of a year, remaining until the end of the then current term of the employment agreement and not less than two years. If we determined not to extend the original or extended period of the employment agreement, Mr. Segal was entitled to receive a one-time payment in an amount equal to the total of the compensation and benefits to which he was entitled with respect to the whole calendar year preceding the termination. In the case of death during the term of the agreement, Mr. Segal’s legal heirs would have been entitled to a one-time payment in the amount equal to twice the total of the compensation and benefits to which Mr. Segal was entitled with respect to the whole calendar year preceding the date of his death.

On March 28, 2008, Mr. Segal delivered to us a written notice stating that because of our adoption of IAS No. 40, he agreed to waive the current payment of that part of his annual bonus under the employment agreement arising from the increase in the value of real estate assets. The terms and conditions of the conditional waiver, which provides for the effective deferral of such payments, were identical to those of Mr. Katzman as set forth above.

We notified Mr. Segal that the original term of his employment, ending on September 30, 2011, would not be extended under its current terms. Mr. Segal agreed to extend the last date in which Gazit-Globe could have given such non-renewal notice to November 15, 2011, and accordingly, the employment agreement expired as of November 15, 2011. Effective as of November 15, 2011, Mr. Segal no longer receives compensation from Gazit-Globe (but is entitled to reimbursement by Gazit-Globe for expenses incurred in his role as our executive vice chairman). Pursuant to the employment agreement, Mr. Segal would have been entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. Mr. Segal notified us that he is waiving his right to such payment in full. Even though the employment agreement has expired, Mr. Segal is continuing to serve as our executive vice chairman and we are currently in the process of developing new terms of employment and compensation for Mr. Segal and intend to complete such terms and seek the required approvals for such arrangements within a reasonable period of time. The agreements between Mr. Segal and our subsidiaries are not affected by the expiration of the Mr. Segal’s employment agreement with us.

First Capital Employment Agreement

Mr. Segal and First Capital are party to an employment agreement that provides for annual cash compensation (C$688,800 in 2010). The current term of the agreement ends on August 9, 2012 and is automatically renewed for successive three year periods, unless either party gives the other written notice of termination. Pursuant to the employment agreement, Mr. Segal is also entitled to an annual bonus determined by the board of directors of First Capital and to participate in First Capital’s incentive compensation plans. Upon termination of the employment agreement, Mr. Segal will receive severance payments in amounts varying in accordance with the circumstances of the termination the employment agreement and comprising a maximum payment equivalent to 2.99 times his total annual compensation (including benefits and the value of any restricted stock he received) and acceleration of vesting of all stock options and restricted share units he holds at that time.

Compensation from Equity One, Citycon and Gazit America

With respect to his appointment to the board of directors of Equity One, Mr. Segal receives 2,000 restricted shares for every year of his service, with this being within the overall compensation framework for members of Equity One’s board of directors. With respect to 2010, Mr. Segal also received directors’ fees in cash from Equity One in the amount of U.S.$40,500

With respect to his appointment as a director of Citycon, Mr. Segal received directors’ fees in the amount of EUR 48,900 in 2010.

With respect to his appointment as chairman of the board of directors of Gazit America, Gazit America granted to Mr. Segal 180,000 stock options that are exercisable into Gazit America shares at a share price of C$7. The stock options will vest in three equal annual installments over three years starting on their grant date. In addition, under the terms of his appointment as a director of Gazit America, Mr. Segal may replace the cash directors’ fees he is entitled to (an annual amount of C$25,000, as well as compensation in the amount of C$1,000 per meeting) with deferred share units. In 2010, Mr. Segal was entitled to C$32,000 as directors’ fees, which was replaced with 5,992 deferred share units.

Aharon Soffer

We and Aharon Soffer are party to an employment agreement that provides for a monthly salary that is currently NIS 128,000 and increases quarterly based on the Israeli consumer price index. Mr. Soffer is also entitled to an annual bonus of up to 100% of his annual salary. Pursuant to the employment agreement, Mr. Soffer’s term of employment is through October 31, 2013. Either we or Mr. Soffer may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Soffer’s employment (except in a case of dismissal for cause), Mr. Soffer will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits (but excluding the annual bonus), for six months and his monthly salary (excluding related benefits) for an additional 12 months or with respect to the period remaining until the end of the term of the agreement, whichever period is the shorter; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (iv) acceleration of vesting of all of the share options he holds at that time. In the event of a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Soffer would be entitled to acceleration of vesting of stock options which he holds at that time and a bonus equal to 200% of his annual salary, supplemented by 200% of the annual bonus to which he was entitled in the fiscal year preceding the change in control.

Arie Mientkavich

We and Arie Mientkavich, our deputy chairman (who provides services to us on a part-time basis), are party to a compensation agreement that provides for a monthly salary (NIS 72,000 (U.S.$19,397) as of December 31, 2010), which is updated quarterly in accordance with the percentage increase in the Israeli consumer price index. The term of the compensation agreement ends in April 2013. Each of the parties may terminate the compensation agreement upon 60 days’ advance notice. Pursuant to the compensation agreement, if we terminate the compensation agreement (other than under certain circumstances in which Mr. Mientkavich would not be entitled to notice or severance payment as set forth in the compensation agreement), Mr. Mientkavich will be entitled to a payment equal to six months’ payment of his base salary for the prior month plus benefits to be paid in six equal installments over a six-month period.

Stock Option Plans

In March 2002, we established, and our shareholders approved, a share compensation plan for our directors who do not hold other positions in our company, which was amended in March 2007. The share compensation plan, as amended, provided that, beginning in 2007, at the beginning of each year of service, each grantee will be granted share options in an amount equal to the lower of (a) the number of share options that at the date of issuance reflects a benefit in a total fair value of NIS 120,000 (based on the Black-Scholes model) and (b) 25,000 share options. In addition, the exercise price of the share options would not be adjusted in the event that Gazit-Globe pays a cash dividend to its shareholders and the exercise period of the share options was changed from one to four years (in lieu of five years) from date of vesting. The grants commencing 2007 are in accordance with section 102 of the Israeli Income Tax Ordinance (according to the capital gain alternative). Under this share compensation plan, Gazit-Globe issued 238,500 share options to its directors. In November 2010, the board of directors of Gazit-Globe determined that Gazit-Globe would no longer grant options to directors who hold no other position in the company.

We grant, from time to time, at our board of directors’ discretion, stock options to our employees and officers and the employees and officers of our wholly-owned subsidiaries, who are selected by the board of directors at its discretion, in accordance with an options plan adopted in 2005 and amended in 2007, or the Plan. The stock options granted under the Plan have been allotted to date generally under the following material terms: (i) each option entitles the optionee to purchase one ordinary share of our company and (ii) the exercise price of each stock option has been set according to the average price of our shares on the TASE in the 30 trading days preceding the grant of the stock options, is linked to the Israeli consumer price index and is subject to adjustments in the event of the issue of a stock dividend, a rights issue or the distribution of a dividend. The stock options granted under the plan generally vest during the three or four years commencing from the date of the stock options’ grant, and each optionee is entitled to exercise the stock options granted to him in three or four equal installments, starting from the end of the first year from the grant date. Should an optionee not exercise the stock options which have become exercisable within 90 days from the end of his or her employment with us or with one of our subsidiaries or related companies, such stock options expire. The stock option agreements provide that in the event that the optionee’s employment is terminated by us, or by one of our subsidiaries, including upon reaching the end of his or her employment term, under circumstances other than those that would legally entitle us, or our subsidiary, to terminate his or her employment without having to pay severance pay, the optionee is entitled to an acceleration of the vesting period of the stock options. The final expiry date for all the stock options (in the event of their not having previously expired or been exercised) is at the end of four or five years from the stock options’ grant date. With regard to the Israeli employees included among the above optionees, the grant of the stock options was made pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains alternative, and their stock options have therefore been issued to a trustee acting on their behalf. Each of the optionees may also exercise the stock options by way of cashless exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the stock options. As of the date of this prospectus, the total number of stock options granted by Gazit-Globe to employees and officers of our company and its wholly-owned subsidiaries and related companies (and that had not yet been exercised or had not expired) is 2,258 thousand stock options, and their average exercise price is NIS 34.07.

In December 2011, our board of directors approved our 2011 Share Incentive Plan, pursuant to which we may continue to grant share options and grant other share based awards to our employees and officers and the employees and officers of our subsidiaries. Our board of directors reserved 4,500 thousand shares for awards to be issued under the new share incentive plan. The terms of the individual share based awards will be subject to the discretion of our compensation committee, which will administer the new share incentive plan. As of the date of this prospectus, no awards have been granted under the new share incentive plan.

Following are details of the grants in the last three years:

	Number of Share		Exercise Price per		Fair Value at
Issuance Date	Options		Share (NIS)		Issuance (NIS)(1)

April 4, 2009	90,000	(2)	17.02	(8)	8.96
May 18, 2009	16,000	(3)	21.67	(8)	8.96	(9)
May 18, 2009	400,000	(4)	21.67	(8)	10.4
November 30, 2009	760,000	(5)	35.67	(8)	13.29
February 24, 2010	729,500	(6)	39.02	(8)	15.40
April 28, 2010	50,000	(7)	38.93	(8)	14.14

(1)	Calculated based on the binomial method.

(2)	These share options were issued to officers of our company. The share options vest 1/3 annually beginning on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.

(3)	These share options were issued to Mr. Mientkavich. The share options vest 1/3 annually beginning on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.

(4)	These share options were issued Mr. Mientkavich. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.

(5)	These share options were issued Mr. Soffer. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.

(6)	These share options were issued to certain of our employees including Mr. Cunia who received 100,000 share options. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.

(7)	These share options were issued to Mr. Cunia. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.

(8)	The stated exercise price per share is the original exercise price; the actual exercise price is adjusted annually based on the Israeli consumer price index. In addition to the above, we entered into phantom share agreements between the years 2006 and 2009 with several employees of wholly-owned subsidiaries of ours (who are not company officers) which were intended to have the economic effect of the grant of 126,000 stock options.

(9)	As of the approval of the issuance by the board of directors (on April 4, 2009).

In addition to the above, we entered into phantom share agreements between the years 2006 and 2009 with several employees of wholly-owned subsidiaries of ours (who are not officers of our company) which were intended to have the economic effect of the grant of 126,000 stock options.

Director Compensation

At our Extraordinary General Meeting, we are seeking approval of an increase in the annual cash compensation of our directors. As proposed, both our external and non-external directors other than our chairman, deputy chairman and executive vice chairman will receive annual cash compensation of U.S.$57,000. Currently, both our external and non-external directors, other than our chairman, deputy chairman and executive vice chairman, are entitled to an annual cash compensation of NIS 138,000 (U.S.$37,177) and receive and will continue to receive NIS 5,300 (U.S.$1,428) per board meeting, 60% of such amount in case of telephonic participation, or 50% of such amount in case of written resolution.

Approval of this increase in director compensation requires approval of an ordinary majority. Norstar, which holds more than a majority of our outstanding shares, has undertaken to vote in favor of this proposal and, accordingly, we expect that it will be approved at the Extraordinary General Meeting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

In October 1998, we entered into a management agreement with Norstar Israel Ltd., a wholly-owned subsidiary of Norstar, or Norstar Israel, effective from July 1, 1998, pursuant to which we provide management services (including secretarial services, funds management and treasurer services, computer services, and the provision of manpower and office premises) for monthly consideration of U.S.$4,000 plus value added tax. Norstar Israel pays for its own third party services including legal and accounting services. Each party may cancel this agreement by written notice to the other party, not later than the last day of October of each year. This management agreement was approved by our audit committee in August 1998 and by our board of directors and at our general meeting in October 1998.

At our Extraordinary General Meeting, we are seeking approval of our entering into an amendment to our management agreement with Norstar Israel which would reinstate the agreement which terminated on November 15, 2011 based on provisions of the Israeli Companies Law and increase the monthly consideration for the services we provide to Norstar Israel under the management agreement from $4,000 per month plus value added tax to NIS 105,000 per month (linked to the Israeli consumer price index) plus value added tax. The increased monthly consideration is based on Gazit-Globe’s up to date estimate of the employment cost of its personnel engaged in providing the services and the relative portion of their employment time that is dedicated to providing services to Norstar, together with overhead costs relating to such employees.

Issuance of Ordinary Shares and Warrants to Norstar

In November 2009, we sold 1,500,000 ordinary shares and warrants to purchase 500,000 ordinary shares at a purchase price of NIS 33.50 per share to Norstar, our controlling equity holder. In November 2010, we sold 2,000,000 ordinary shares and at a purchase price of NIS 42 per share to Norstar.

Registration Rights

At our Extraordinary General Meeting, we are seeking the approval, contingent upon the consummation of the offering contemplated by this prospectus, of our entering into a registration rights agreement with certain wholly-owned subsidiaries of Norstar. Pursuant to this registration rights agreement, the Norstar parties will have the right to an unlimited number of demand shelf registrations, which may be underwritten. The Norstar parties will also have the right to demand non-shelf registrations. The demand rights may be exercised at any time, subject to applicable lock-up agreements relating to this offering and certain other restrictions. Pursuant to such demand registration rights, we are required to register with the SEC the sale to the public of our ordinary shares owned by the Norstar parties. Any demand for registration may only be made if the shares requested to be sold by the Norstar parties in such offering have an aggregate market value (based on the most recent closing price of the Ordinary Shares at the time of the demand) of at least the lesser of (i) $30 million or (ii) the value of all shares held by the Norstar parties. In addition, in the event that we are registering additional ordinary shares for sale to the public, the Norstar parties will have “piggyback” registration rights providing it the right to have us include the ordinary shares owned by it in any such registration. The Norstar parties’ right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in such offering. See “Shares Eligible for Future Sale—Lock-up Agreements” and ‘‘—Registration Rights.”

Non-Compete Arrangement with Norstar

As part of a reorganization involving us and Norstar in 1998, we and Norstar entered into a non-compete arrangement providing that as long as Norstar is the sole controlling shareholder of Gazit-Globe and Gazit-Globe is primarily engaged in real estate business, Norstar may not engage in the real estate business or hold shares of companies engaged primarily in the real estate business (other than through us and other than holdings of less than 5% of the outstanding shares of a publicly traded company) and that it is required to provide any proposals with respect to any such business or holdings to us.

At the Extraordinary General Meeting, we are seeking approval of our entering into an amendment to the non-compete arrangement. The amendment would provide that as long as Norstar is our sole controlling shareholder and we would be engaged, primarily, in the ownership, management and development of shopping centers and/or medical office buildings and/or engage primarily in the control of companies which are primarily engaged in such business, Norstar would not engage in primarily, the ownership, management and development of shopping centers and/or medical office buildings and/or engage primarily in the control of companies which are primarily engaged in such business (other than through us and other than holdings of less than 5% of the outstanding shares of a publicly traded company).

We are seeking approval at the Extraordinary General Meeting of the amendments to the management agreement, the registration rights agreement and the non-compete arrangement with Norstar in a single resolution, approval of which requires a regular majority and must meet the special approval requirements. In the event that this resolution is not approved, none of the amendments to the management agreement, the registration rights agreement or the non-compete arrangement will be executed or become effective.

Agreements with Directors and Officers

For information regarding agreements between our subsidiaries and certain of our executive officers and directors, see “Management—Compensation—Employment and Consultant Agreements” above.

For information regarding our resolutions regarding the exculpation and indemnification of our executive officers and directors and with respect to insurance coverage of directors and officers, see “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

Relationship with Subsidiaries and Affiliates or with other Significant Shareholders of Subsidiaries and Affiliates

The following is a description of the arrangements Gazit-Globe has with its subsidiaries and affiliates or with significant shareholders of such entities.

Equity One

As part of Equity One’s acquisition of CapCo through a joint venture with CSC, Equity One entered into an equityholders’ agreement with Gazit-Globe and certain of its subsidiaries and affiliates, CSC, Liberty and certain of Liberty’s and CSC’s affiliates, or collectively, the Liberty Group, pursuant to which Equity One increased the size of its board of directors by one seat and appointed a designee of CSC to the board. From February 3, 2016, so long as the Liberty Group holds 3% or more shares of Equity One common stock, the Liberty Group will have the right to nominate one candidate for election to Equity One’s board of directors at each annual meeting of Equity One’s stockholders at which directors are elected. The Liberty Group has agreed to vote all of its shares of Equity One common stock in favor of the nominees Gazit-Globe supports. Gazit-Globe has also agreed to vote all of its shares of Equity One common stock (up to 45% of Equity One’s outstanding capital stock) in favor of the nominee proposed by the Liberty Group. The equityholders’ agreement prohibits the Liberty Group from acquiring more than the greater of (i) 19.9% of Equity One’s shares outstanding as of the equityholders’ agreement’s closing or (ii) 15% of Equity One’s outstanding shares on a fully diluted basis. The maximum percentage of Equity One’s shares the Liberty Group is permitted to own is subject to reduction if the Liberty Group sells its shares, but the Liberty Group will not be prohibited from owning up to 9.9% of Equity One’s outstanding shares. In addition, the equityholders’ agreement provides that Equity One and/or Gazit-Globe and its affiliates, will have a right of first offer with respect to proposed sales by the Liberty Group of any of their joint venture units or proposed sales of any shares of Equity One’s capital stock. The Liberty Group has a tag-along right in a sale of Equity One shares by Gazit-Globe that would result in a “change of control.” The Liberty Group has agreed not to take certain enumerated actions to interfere with the way that Equity One is managed or engage in an attempt to acquire control of Equity One. The agreement is effective through May 23, 2020.

Chaim Katzman has executed an irrevocable undertaking, dated May 23, 2003, in favor of Gazit-Globe pursuant to which he committed to vote the Equity One shares he controls for nominees to Equity One’s board of directors, as directed in writing by Gazit-Globe, during the period in which (i) Chaim Katzman or his family controls 50% or more of Gazit-Globe’s total outstanding voting capital stock, and (ii) we own, directly or indirectly through any of our subsidiaries, not less than 20% of Equity One’s total outstanding voting capital stock. This undertaking expires on May 23, 2013.

First Capital

Gazit-Globe is party to a shareholders’ agreement with Alony-Hetz, dated January 9, 2011, in connection with Gazit-Globe’s holdings in First Capital, which replaced a stockholders agreement with Alony-Hetz that had been in place since November 2000. As of January 9, 2011, Alony-Hetz held 12.7% of First Capital’s share capital and Gazit-Globe held 48.8%. Gazit-Globe has agreed to support the election of a specified number of the representatives of Alony-Hetz to First Capital’s board of directors. Alony-Hetz is entitled to appoint two directors to First Capital’s board of directors, so long as Alony-Hetz holds at least 7% of its issued share capital and one director to First Capital’s board of directors, so long as it holds less than 7%, but not less than 3% of its issued share capital. Alony-Hetz loses its right to appoint two directors if, for 60 consecutive days, it owns less than 7% of First Capital’s issued share capital. Pursuant to the shareholders’ agreement, Alony-Hetz has agreed to vote all of its First Capital shares in favor of our nominees for First Capital’s board of directors. Under the agreement, Gazit-Globe has a drag along right, which is triggered when Gazit-Globe or any affiliate sells its shares of First Capital to a third party for a minimum price of C$20.00 per share. Gazit-Globe also has a right of first offer and Alony-Hetz has a tag along right. The shareholders’ agreement also provides that, in the event that either of the parties, or the offeror, acquires additional securities in First Capital, the offeror will then offer the other party, or the offeree, the opportunity to acquire a proportionate part of those securities. Alony-Hetz has agreed not to take certain enumerated actions to interfere with the way that First Capital is managed or engage in an attempt to acquire control of First Capital. The shareholders’ agreement terminates on January 9, 2021 or the earliest of (i) Alony-Hetz’s holdings in First Capital’s shares representing less than 3% of First Capital’s issued capital for 90 consecutive days, (ii) all of Gazit-Globe’s holdings in First Capital’s shares representing less than 20% of First Capital’s issued capital for 90 consecutive days, and (iii) a determination by one of the parties to terminate the agreement upon a change of control of the other party.

Atrium

In 2008 and 2009, both Gazit-Globe and CPI made investments in Atrium via their respective subsidiaries. In relation to these investments they entered into a number of agreements, including, a master transaction agreement between Gazit-Globe, CPI Austria Holdings Limited, CPI/Gazit Holdings Limited, Meinl Bank AG, Atrium and Meinl European Land Limited dated March 20, 2008, or the Master Transaction Agreement; a relationship agreement dated August 1, 2008, between Gazit Midas Limited a wholly-owned subsidiary of Gazit-Globe, or Gazit Midas, CPI and Atrium, as amended and restated on September 2, 2009, or the Relationship Agreement; and a cooperation and voting agreement as amended and restated on September 2, 2009, between Gazit Midas and CPI, or the Cooperation Agreement. In addition, their rights as shareholders in Atrium are subject to Atrium’s articles of association, or the Articles.

Pursuant to the Articles, any decision regarding a material change in the business of Atrium or one of its subsidiaries, and, subject to certain limited exceptions, the issuance of securities by Atrium or any of its subsidiaries, requires the consent of holders of at least two-thirds of the Atrium shares. The Articles also provide that Gazit-Globe and CPI are entitled to appoint four directors (out of a board of directors that does not exceed 10 members) of Atrium, as long as Gazit-Globe and CPI hold, in aggregate, 80 million shares; three directors as long as Gazit-Globe and CPI hold 60 million shares; two directors, as long as Gazit-Globe and CPI hold 40 million shares; and one director, as long as Gazit-Globe and CPI hold 20 million Atrium shares. Gazit-Globe and CPI also have the right to appoint and remove the majority of the members of the Nominations Committee of Atrium’s board of directors and to appoint the chairman of Atrium’s board of directors, as long as Gazit-Globe and CPI hold, in aggregate, at least 55 million Atrium shares. Gazit-Globe’s and CPI’s respective rights in relation to these appointments are further governed by the Cooperation Agreement. The Articles also contain a mandatory offer requirement where voting rights in Atrium are acquired by a person (or persons acting in concert) resulting in them holding more than 30% of the voting rights or where persons (or persons acting in concert) hold between 30% and 50% of the voting rights and acquire additional voting rights, then such persons must make an offer to the remaining shareholders to also acquire their shares. However, this requirement does not apply to CPI or Gazit-Globe.

Pursuant to the Relationship Agreement, Gazit-Globe and CPI received rights to information regarding Atrium. In addition, Atrium has agreed to obtain their prior consent in relation to acquisitions, financings, disposals or entering into joint ventures or similar arrangements by any Atrium group company, the value of which in each case would be more than or equal to 20% of the consolidated assets of Atrium. Consent of Gazit-Globe and CPI is also required in respect of any change in the tax jurisdiction of Atrium which would materially impact the shareholders, entering into an agreement relating to a material transaction with any of CPI or Gazit-Globe or their respective affiliates, where material is defined as an amount equal to 10% of the consolidated assets of Atrium and any appointment of the chief executive officer of Atrium. This Agreement terminates if the aggregate shareholding of Gazit, CPI, their affiliates and other controlled investors falls below 20 million shares.

Pursuant to the Cooperation Agreement, subject to Gazit-Globe and CPI each holding more than 20 million shares of Atrium, each of Gazit-Globe and CPI have agreed to exercise any rights against us arising out of the Master Transaction Agreement and to exercise their voting rights (including in relation to the obligation of Meinl Bank AG and its associates under the Master Transaction Agreement to vote its shares in Atrium as instructed by CPI/Gazit Holdings Limited as assigned to Gazit-Globe and CPI) in accordance with the position agreed between them. In the event that they cannot reach agreement, such rights will not be enforced against Atrium and such votes shall be against the particular motion. These undertakings do not apply to the rights of CPI and Gazit-Globe under the Relationship Agreement.

Under the Cooperation Agreement, should one of Gazit-Globe or CPI hold more than 20 million shares and the other less than 20 million shares, the holder of the smaller number of shares is required to vote its shares as instructed by the other and is not entitled to exercise its veto in respect of those matters requiring Gazit-Globe and CPI’s consent under the Relationship Agreement. The number of members of the board of directors to be appointed by each party is based on Gazit-Globe’s and CPI’s proportionate holdings of Atrium shares. Currently, each of Gazit-Globe and CPI may each appoint two members of the board of directors. The Cooperation Agreement also contains restrictions on transfers of shares by Gazit-Globe and CPI and a right of first offer to the other party in respect of transfers which do not fall within the certain permitted transfers set out in the Cooperation Agreement. In addition, each of Gazit-Globe and CPI are restricted from acquiring Atrium shares above set thresholds without the prior consent of the other.

Gazit Development

On May 4, 2006, Gazit-Globe entered into various agreements with Mr. Ronen Ashkenazi and a company under his control, together Ashkenazi, pursuant to which Gazit-Globe formed Gazit Development. Ashkenazi’s interest in Gazit Development is 25% of the issued share capital and Gazit-Globe owns 75% of the issued share capital as of December 31, 2010. Approval of matters such as the amendment of the articles of association in a manner that prejudices rights of shareholders, any changes to rights relating to shares of Gazit Development, its dissolution and resolutions to issue shares or convertible securities on any stock exchange require a special majority of 86% of the shares present and voting on such matters.

On June 6, 2011, Gazit-Globe and Gazit Development entered into an agreement pursuant to which Gazit-Globe transferred to Gazit Development its 100% interest in Acad (which holds a 73.8% interest in U. Dori) and outstanding indebtedness of Acad to Gazit-Globe. The aggregate consideration payable by Gazit Development is NIS 200 million. NIS 95 million of the consideration was paid at closing and the remaining NIS 105 million will be repaid over the two year period after the closing date, with interest from the closing date calculated based on Gazit-Globe’s cost to borrow the amount of unpaid consideration.

Gazit Development finances the majority of its activities through loans provided to it by Gazit-Globe. As of December 31, 2010, Gazit-Globe had outstanding loans to Gazit Development of NIS 2.0 billion of which (1) NIS 1.7 billion is linked to changes in the Israeli CPI and bears interest at an annual rate of 3.7%—7.2%, (2) NIS 163 million is denominated in Euros and bears interest at an annual rate of 6.4% and (3) NIS 100 million is not linked and bears interest at an annual rate of the Israeli Prime plus 0.15%—0.2%. These loans include NIS 621 million extended by Gazit-Globe to Gazit Development under a debenture allotment agreement entered into with Gazit-Globe in August 2009. Under this agreement, Gazit-Globe agreed to extend to Gazit Development credit equal to the amounts raised by Gazit-Globe within the framework of the issuance of the Series J debentures in February 2009 that were secured by collateral provided by Gazit Development. Under the terms of the agreement, Gazit-Globe will extend to Gazit Development additional credit equal to any amount that Gazit-Globe raises in any extension of the debentures back to back with the terms of the credit to be extended to Gazit-Globe under the debentures, as issued, other than with regard to the interest rate.

Royal Senior Care

Gazit Senior Care currently holds 60% and Roico Holdings LP, a third party active in the field of managing senior housing facilities in the United States, holds 40% of the membership interests of RSC, pursuant to a January 18, 2002 members’ agreement, amended on September 5, 2008. Each member has a right of first offer on a sale by the other member of its membership interest in RSC unless the membership interests are to be sold in a registered public offering. Membership interests cannot be transferred to a third party that competes with the business of RSC. Each member must also cause any transferee of membership interests to be bound by the provisions of the members’ agreement and RSC’s operating agreement. The holders of 51% or more of the membership interests or substantially of RSC’s assets can force a sale of membership interests or a sale of RSC’s assets. If certain members and their affiliates propose to sell their membership interests and, collectively, the membership interests represent more than 15% of the aggregate outstanding membership interests, then the other members have a tag-along right. If the members fail to approve a major proposal, such as mergers, consolidations, sales of assets and significant borrowings, a member may propose to buy another member’s interests.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus and after this offering by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 4, 2011, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on the 154,465,394 ordinary shares outstanding as of December 4, 2011 (excluding treasury shares), and the percentage of shares beneficially owned after the offering assumes ordinary shares outstanding upon the completion of this offering (which assumes that the underwriters will not exercise their option to purchase additional shares with respect to the offering). We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

As of December 4, 2011, we had 21 holders of record of our ordinary shares in the United States. Such holders of record currently hold less than 1% of our outstanding ordinary shares and 58.7% of our shares are beneficially held by our chairman, Chaim Katzman, who is a resident of the United States.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital—Voting.” Neither our principal shareholders nor our directors and executive officers have different or special voting rights. Unless otherwise noted below, each shareholder’s address is Gazit House, 1 Hashalom Rd., Tel-Aviv 67892, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned prior to Offering			Shares Beneficially Owned after Offering
	Number		Percentage	Number		Percentage

Directors and executive officers:
Chaim Katzman	90,616,520	(1)	58.7%	90,616,520	(1)	54.4
Arie Mientkavich	267,187	(2)	*	267,187	(2)
Dori Segal	900,000		*	900,000
Aharon Soffer	400,000	(3)	*	400,000	(3)
Eran Ballan	45,901	(4)	*	45,901	(4)
Gadi Cunia	37,500	(5)	*	37,500	(5)
Yair Orgler	27,600	(6)	*	27,600	(6)
Haim Ben-Dor	109,733	(7)	*	109,733	(7)
Shaiy Pilpel	61,100	(8)	*	61,100	(8)
Noga Knaz	26,600	(9)	*	26,600	(9)
All directors and executive officers as a group	92,492,141	(10)	59.6%	92,492,141	(10)	55.3
Principal shareholders:
Norstar Holdings Inc.(11)	90,415,571		58.5%	90,415,571		54.3
Migdal Insurance and Financial Holdings Ltd.(12)	7,724,392		5.0%	7,724,392		4.6

*	Represents less than 1% of the issued and outstanding ordinary shares.

(1)	Consists of 90,415,571 ordinary shares held by Norstar of which Mr. Katzman is the controlling shareholder (see note 11 below) and 200,949 shares held directly by Mr. Katzman.

(2)	Consists of 37,520 ordinary shares and options to purchase 229,666 ordinary shares exercisable within 60 days of December 4, 2011.

(3)	Consists of 20,000 ordinary shares and options to purchase 380,000 ordinary shares exercisable within 60 days of December 4, 2011.

(4)	Consists of options to purchase 45,901 ordinary shares exercisable within 60 days of December 4, 2011.

(5)	Consists of options to purchase 37,500 ordinary shares exercisable within 60 days of December 4, 2011.

(6)	Consists of options to purchase 27,600 ordinary shares exercisable within 60 days of December 4, 2011.

(7)	Consists of 74,933 ordinary shares and options to purchase 34,800 ordinary shares exercisable within 60 days of December 4, 2011.

(8)	Consists of options to purchase 61,100 ordinary shares exercisable within 60 days of December 4, 2011.

(9)	Consists of options to purchase 26,600 ordinary shares exercisable within 60 days of December 4, 2011.

(10)	Consists of 91,648,973 ordinary shares and options to purchase 843,168 ordinary shares exercisable within 60 days of December 4, 2011.

(11)	As of December 4, 2011, Chaim Katzman holds 30.4% of the outstanding shares of Norstar, including through private companies owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC, or FUF, holds 19.3% of the outstanding shares of Norstar; Dori Segal holds 9.2% of the outstanding shares of Norstar and Erica Ottosson (wife of Mr. Segal, our executive vice chairman) holds 6.8% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private companies owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. During the past three years, Norstar’s holdings of our ordinary shares ranged from approximately 55% of our share capital to 69% of our outstanding share capital. All of the shares held by Norstar are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of Norstar.

(12)	Based on the holdings report filed with respect to Migdal Insurance and Financial Holdings Ltd. on November 7, 2011 and November 10, 2011. The address of Migdal Insurance and Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of material information concerning our ordinary shares, including a description of certain rights of the holders thereof and related material provisions of the Israeli Companies Law and our articles of association in effect on the date of this prospectus and our articles of association as proposed to be amended at the Extraordinary General Meeting. For complete information, reference should be made to our articles of association as currently in effect and as proposed to be amended, translations of which have been filed as an exhibit to the registration statement of which this prospectus is a part, and to the laws of the State of Israel.

Share Capital

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 1.00 per share, of which 155,512,387 shares are issued and outstanding as of the date of this prospectus (of which NIS 1,046,993 par value shares are held in treasury by us). At the Extraordinary General Meeting, we are seeking approval of an increase of our authorized share capital to 500,000,000 ordinary shares, par value NIS 1.00 per share. Approval of this increase will require the approval of a special majority. If the increase in authorized share capital is not approved, our authorized share capital will remain 200,000,000 ordinary shares.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights. Pursuant to the Israeli Securities Law, a company whose shares are traded on the TASE may not have more than one class of shares except for preferred shares (which shall bear dividend preference and shall not have any voting rights) and all outstanding shares must be validly issued and fully paid. All outstanding shares must be registered for trading on the TASE which currently prohibits the issuance of more than one class of shares, except for preferred shares. All of our ordinary shares have equal rights and are fully paid.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine. Our board of directors may not make calls or assessments on our ordinary shares.

Registration Number and Purposes of the Company

Our number with the Israeli Registrar of Companies is 520033234. At the Extraordinary General Meeting, we are seeking approval of an amendment to our memorandum of association which would provide that our purpose includes any lawful purpose. Approval of this amendment requires the vote of a special majority. If this amendment is not approved, then our purpose will remain as currently provided in our memorandum of association, which includes a range of specified purposes, including activites relating to oil and natural resources, communications, transportation, real estate and infrastructure.

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, enemies of the state of Israel.

Shareholder Meetings

Under the Israeli Companies Law, we are required to convene an annual general meeting of our shareholders at least once every calendar year and not more than 15 months following the preceding annual general meeting on such date and at such place as may be designated by our board of directors. All meetings other than the annual general meeting of shareholders are referred to as special general meetings of shareholders. Our board of directors may convene a special general meeting as it deems fit and, in addition, our board is required to convene a special general meeting upon demand of any two directors or one quarter of the members of our board of directors or upon the demand of one or more holders, in the aggregate, of either (a) 5% or more of our outstanding share capital and 1% of our voting power or (b) 5% or more of our voting power.

Pursuant to our articles of association and the Israeli Companies Law and the regulations promulgated thereunder, a notice of any annual or special general meeting is required to be provided at least 14 days prior to the meeting provided that if voting at a particular general meeting may be by voting deed (under the circumstances described in “—Voting” below), notice must be provided at least 35 days prior to the meeting. Our articles of association provide that notice of a general meeting may be provided by publication rather than by delivery to shareholders of record. We intend to nevertheless distribute a notice of general meeting by delivery to our shareholders of record. Shareholders entitled to participate and vote at general meetings are the shareholders of record on a date determined by our board of directors, which may be between four and 40 days prior to the date of the meeting.

The agenda of a general meeting is to be determined by our board of directors and the general meeting may only pass resolutions with respect to issues specified in such agenda. Pursuant to the Israeli Companies Law, one or more shareholders with at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter in the general meeting.

Quorum

The quorum required for a general meeting shall consist of at least two shareholders present in person or represented by proxy, who hold or represent in the aggregate at least 35% of the voting power in our company. A meeting adjourned for lack of a quorum shall be adjourned to the same day in the following week at the same time and place or at any time and place as our board of directors shall designate in a notice to the shareholders.

If at the adjourned meeting a quorum is not present within half an hour of the time designated, then the quorum shall be deemed present if at least two shareholders are present in person or represented by proxy, who hold or represent in the aggregate at least 30% of the voting power in our company.

The chairman of the general meeting may, by resolution of the meeting in which a quorum is present, adjourn such meeting or postpone the adoption of a resolution with respect to any issue on the agenda of such meeting, from time to time and from place to place, and he shall be required to do so if the meeting has instructed him to do so. If such meeting has been adjourned by more than 21 days, a notice of such adjourned meeting shall be given in accordance with the notice procedure required by the Israeli Companies Law and our articles of association. If the meeting has been adjourned by more than 21 days, but without changing its agenda, then a notice of the new date shall be given as soon as possible, but no later than 72 hours prior to the adjourned meeting.

Resolutions

An ordinary resolution of a general meeting is deemed adopted if it is approved by the holders of more than 50% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution. A special resolution of a general meeting is deemed adopted if it is approved by the holders of at least 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Provisions in Our Articles of Association Requiring a Supermajority Shareholder Vote

At the Extraordinary General Meeting, we are seeking approval of an amendment of our articles of association which would provide that amendments to any provision of our articles of association (other than to increase the authorized share capital) require the approval of 60% of the ordinary shares represented at the general meeting, by person or by proxy, and voting on the resolution. Approval of this amendment requires the approval of a special majority. If this amendment is not approved, then amendments to any provision of our articles of association will continue to require the approval of a supermajority vote of 75% of the voting rights present and voting at the general meeting (in person or by proxy).

Approval of a merger of Gazit-Globe requires the approval of a supermajority vote of 60% of the voting rights present and voting at the general meeting (in person or by proxy).

To the extent our company has different classes of shares in the future (there is currently only one class of equity securities and the company is prohibited from having more than one class so long as the shares are listed on the TASE) changes to the determination of the rights of a class of securities would require the approval of a supermajority vote of 75% of the voting rights of such class present and voting at the general meeting (in person or by proxy).

If the amendments to our articles of association related to the appointment of directors are not approved at the Extraordinary General Meeting, filling a board vacancy to the extent that the board does not first elect to apply its authority to fill that vacancy requires the approval of a supermajority vote of two-thirds of the voting rights represented at the general meeting, in person or by proxy. This provision will not be included in the amended articles of association.

Voting

Our articles of association provide that every shareholder present in person or by proxy shall have one vote per ordinary share held by such shareholder eligible to vote.

In addition, Israeli law provides that a shareholder of a public company may vote in a general meeting or in a meeting of a class of shares by means of a voting deed in which the shareholder indicates how such shareholder votes on resolutions relating to the following matters:

•	an appointment or removal of directors;

•	an approval of transactions with office holders or interested or related parties;

•	an approval of a merger;

•	any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed;

•	the authorization of the chairman of the board of directors or his relative to fulfill the role of the general manager or to exercise his powers, and the authorization of the general manager or his relative to fulfill the role of the chairman of the board of directors or to exercise his powers;

•	scheme of arrangement (with court approval); and

•	other matters which may be prescribed by Israel’s Minister of Justice.

A voting deed is a card made available to shareholders prior to a general meeting together with instructions regarding how to fill in and deliver the completed voting deed to us prior to the vote. The provision allowing the vote by voting deed does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. With respect to our company, since we have a controlling shareholder, in any of the matters listed above in which a separate vote of non-interested shareholders is not required and a special majority of more than 50% is also not required, we are not required to provide for the use of voting deeds. Our articles of association currently provide that a shareholder who receives a voting deed and does not return the voting deed to us either before the designated date, or at all, is deemed to have been present and to have voted for the resolutions on the agenda of the general meeting, provided that such resolutions were approved or recommended by our board of directors. Nevertheless, we have not applied this provision of our articles of association and, at our extraordinary general meeting taking place on December 13, 2011, we are seeking approval of an amendment to our articles of association to eliminate this provision. This amendment requires the approval of a special majority. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and refrain from abusing his or her powers with respect to the company. This duty is required when voting at general meetings on matters such as amendments to the articles of association, increasing the company’s authorized share capital, mergers and approval of related party transactions. A shareholder must also refrain from oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. To date there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Election of Directors

Under our articles of association, the directors are appointed by the holders of a simple majority of our shares at a general meeting, subject to the special majority requirements for external directors described below. Removal of any director at a general meeting shall be upon the vote of 75% of the shares of shareholders who are present and voting (in person or by proxy), except as provided by applicable law with respect to external directors.

If the amendment to our articles of association is approved at the Extraordinary General Meeting, then beginning with the annual general meeting in 2012, one-third of the directors (other than external directors) will be elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year. In the event that the number of directors is not divisible by three, in determining the number of directors in each class, the board of directors shall determine whether to round the number of directors up or down. Election of each director at the annual general meeting requires the affirmative vote of a majority of the shares of the shareholders who are present and voting (in person or by proxy). In the event that the number of directors elected at the meeting exceeds the number of directors up for election, the candidates who received the greatest numbers of votes will be appointed.

If such amendment to our articles of association is not approved, the current provisions of our articles of association with respect to election of directors will remain in effect after the Extraordinary General Meeting. Under these provisions, at any annual general meeting, the office of a number of directors equal to the total number of directors in office on the eve of the annual general meeting (other than external directors), divided by four and rounded down to the nearest whole number, expires and their successors are appointed. Our board of directors designates the retiring directors and recommends to the general meeting candidates to be appointed in place of the retiring directors, provided that each director is a candidate for replacement or reappointment at least once every five years.

In connection with the approval of an amendment of our shelf prospectus then effective under Israeli securities law, filed with the TASE on October 30, 2008, we notified the Israeli Securities Authority, or the ISA, that if at any time there shall cease to exist a controlling shareholder in our company or such controlling shareholder shall cease to hold at least 45% of the voting rights in our company, then prior to making certain additional issuances of shares, we will consider with the ISA whether we should be required to modify our articles of association to remove the staggered board provisions, which provide that only a fraction of the members of our board of directors may be replaced each year. If we fail to comply with this requirement, we may not be able to offer securities in Israel.

If the amendment to our articles of association is approved, then, following the Extraordinary General Meeting, other than a person who has served as a director up to the date of the annual general meeting and/or whose appointment as a director has been recommended to the general meeting by our board of directors, no director shall be appointed at the annual general meeting unless a shareholder or group of shareholders holding 1% or more of the voting rights of our company wishing to propose him as a candidate submits to our office, at least ten days prior to the date of the notice of annual general meeting, a written document, signed by the shareholder, indicating that such shareholder is seeking to nominate such candidate, together with a written consent of the proposed candidate to hold office as a director and his curriculum vitae and all other documents required under the Israeli Companies Law and related regulations with respect to directors and their election that are applicable to our company at such time, including the rules of any exchange on which our shares are listed.

If the amendment to our articles of association is not approved, then the current provisions of our articles of association with respect to director nominations will remain in effect after the Extraordinary General Meeting. Under these provisions, other than a person who has served as a director up to the date of the annual general meeting and/or whose appointment as a director has been recommended to the general meeting by our board of directors, no director may be appointed at the annual general meeting unless a shareholder wishing to propose him as a candidate submits to our office, at least 120 days prior to such annual general meeting, a written document, signed by the shareholder, indicating such shareholder’s intention to propose him as candidate, together with a written consent of the proposed candidate to hold office as a director and his curriculum vitae.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Israeli Companies Law, all of our shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to publicly file. Any shareholder who specifies the purpose of his or her request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the disclosure of the document may otherwise harm or prejudice our interests.

Changes in Capital

At the Extraordinary General Meeting, we are seeking approval of an amendment to our memorandum of association which would provide that an increase in our authorized share capital must be approved by a majority of the voting rights represented at a general meeting and voting on such change in the capital, in person or by proxy, which would make the terms of our memorandum of association consistent with the terms of our articles of association, which already provide for approval by a majority.

Our articles of association enable us to increase or reduce our authorized share capital. Any such change must be approved by a majority of the voting rights represented at a general meeting and voting on such change in the capital, in person or by proxy. Unless otherwise resolved in such resolution approving the increase of our authorized share capital, the new shares shall be subject to the same provisions as applicable to our ordinary shares.

Currently, our memorandum of association provides that an increase in our authorized share capital must be approved by a supermajority of 75% of the voting rights present and voting at the general meeting (in person or by proxy). Approval of this amendment of our memorandum of association requires a special majority. In the event that this amendment is not approved, an increase in our authorized share capital will continue to require a supermajority vote of 75% as described above.

Borrowing Powers, Guarantees and Debentures

Our board of directors may from time to time, in its sole discretion, borrow or secure any amount or amounts of money for our purposes. Our board of directors may procure or guarantee the settlement of any such amount or amounts in such manner and on such dates and under such terms as it shall deem fit and in particular by issuing security bonds, debentures, permanent or separate bonds, series bonds or any mortgage, encumbrance or other security on all or any portion of our existing or future plant or property.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or of the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If (a) the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company (or of the applicable class) or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class) the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders and any person having a personal interest in the acceptance of the tender offer).

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a general meeting called with at least 35 days’ prior notice. Notwithstanding the above, our articles of association provide that the approvals of board members constituting 75% of the members of the board eligible to vote and holders of 60% of our ordinary shares present and eligible to vote at a general meeting are required to approve a merger.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the financial valuation of the entities being merged and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Transfer Agent and Registrar

The nominee company in which name most of our shares are held in record is Bank Leumi Le Israel Registration Company Ltd. The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC.

Listing

Our ordinary shares are listed on the Tel Aviv Stock Exchange under the symbol “GLOB.” We have applied to have our ordinary shares approved for listing on the NYSE under the symbol “GZT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering our ordinary shares have been traded only on the Tel Aviv Stock Exchange. In connection with this offering, we have applied to list our ordinary shares on the NYSE. Sales of substantial amounts of our ordinary shares in the public market would adversely affect prevailing market prices of our ordinary shares. Upon completion of this offering, we will have 166,465,394 outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates. In addition, all of our ordinary shares outstanding before this offering will be freely transferable and may be resold in the United States without restriction or further registration under the Securities Act by persons other than by our affiliates or those of our existing shareholders who have signed lock-up agreements. Under Rule 144 of the Securities Act, or Rule 144, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Affiliates may sell only the volume of shares described below and their sales are subject to additional restrictions described below.

Lock-up Agreements

We, our officers and directors, our majority shareholder, Norstar, and our other shareholders that together with Norstar in the aggregate hold 59.6% of our outstanding shares have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our ordinary shares. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90 day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. After the expiration of the 90 day period, the ordinary shares held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Notwithstanding the foregoing, our majority shareholder, Norstar, with voting power over 58.5% of our outstanding shares, or 54.3% after giving effect to this offering, is permitted to transfer all of the shares that it holds to secured parties that hold pledges over such shares to secure indebtedness of Norstar if it defaults under its indebtedness and those secured parties foreclose on their pledge. Those secured parties have not entered into any agreement with the underwriters preventing them from selling the shares if they foreclose on their pledge, although they may be restricted from acquiring such shares or making sales (or otherwise be subject to volume limitations) pursuant to applicable U.S. and Israeli securities laws. Based on Norstar’s most recent publicly filed reports in Israel, Norstar is currently in compliance with all of the covenants governing its indebtedness.

Registration Rights

If approved at our Extraordinary General Meeting, after this offering, Norstar, the holder of approximately 90,415,571 of our outstanding ordinary shares will be entitled to rights with respect to the registration of such shares under the Securities Act. Except for shares purchased by affiliates, registration of its shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Eligibility of Restricted Shares for Sale in the U.S. Public Market

Subject to the lock-up agreements described above, the following indicates approximately when the 154,465,394 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the U.S. public market, under the provisions of Rule 144:

•	on the date of this prospectus, 154,366,824 shares, or 99.9% of our outstanding shares before this offering, will be eligible for resale, 91,648,973 of which are subject to volume, manner of sale and other limitations under Rule 144; and

•	90 days after the date of this prospectus, the remaining 98,570 shares will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

Under Rule 144, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their shares until the earlier of the expiration of (i) a six month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days and have filed all required reports for at least 12 months (or for such shorter period that we were required to file such reports) prior to the date of the sale, or (ii) a one year holding period.

At the expiration of the six month holding period:

•	a person who was not one of our affiliates at any time during the three month period preceding a sale would be entitled to sell an unlimited number of our ordinary shares provided current public information about us is available; and

•	a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of our ordinary shares that does not exceed the greater of either of the following:

•	1% of the number of shares of our ordinary shares then outstanding, which will equal approximately 1,664,654 ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale (the trading volume of our ordinary shares on the TASE are not taken into account for purposes of this calculation).

At the expiration of the one year holding period, a person who was not one of our affiliates at any time during the three month period preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three month period preceding a sale would remain subject to the volume restrictions described above. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Form S-8

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 6,758,502 ordinary shares reserved for issuance under our share option plan. The registration statement on Form S-8 will become effective automatically upon filing. As of September 30, 2011, options to purchase 2,258,502 ordinary shares were issued and outstanding, of which options to purchase 885,191 ordinary shares as of September 30, 2011 had vested and had not been exercised.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 90-day lock up agreements expire.

TAXATION

Israeli Tax Considerations

The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us and our subsidiaries. The following also contains a discussion of material Israeli tax consequences that may be applicable to our shareholders that are initial purchasers of ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets.

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

The regular rate of corporate income tax, to which Israeli companies are subject to in 2011, is 24%. Under current legislation, such tax rate is due to be reduced further to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. In the year ended December 31, 2010, the statutory rate applicable to Gazit-Globe was 25% and its effective tax rate was 24%.

Recently, the Social and Economic Change (Legislative Amendments) (Taxes), 2011 Bill (the “Bill”) was published by the Government of Israel. The Bill proposes, among other things, to abolish the scheduled progressive reduction of the corporate tax rate and to set the corporate tax rate at 25% from 2012 and onwards. It is unclear whether and if such Bill will be enacted into law.

For further details and the impact of the corporate tax rate increase, refer to Note 4b to the condensed interim consolidated financial statements for the period ended on September 30, 2011, included elsewhere in the prospectus.

Since 2010, Israeli companies are subject to regular corporate income tax rate on their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (the “Inflationary Adjustments Law”) or the provisions of Section 130A of the Income Tax Ordinance, 1961 (the “Ordinance”), applied immediately before the 2006 Tax Reform came into force, which were subject to the regular corporate income tax rate).

Taxation of Non-Israeli Subsidiaries Held by an Israeli Parent Company

Non-Israeli subsidiaries of an Israeli parent company are generally subject to tax in their countries of residence under tax laws applicable to them in such country. Such subsidiaries could also be subject to Israeli corporate income tax on their income if they are viewed as Israeli resident corporations. The Ordinance defines an Israeli resident corporation as one that was incorporated in Israel or is managed and controlled from Israel, such that if a non-Israeli corporation were to be managed and controlled from Israel, it could also be taxed in Israel if considered as an Israeli resident under the Israeli domestic tax law and the relevant tax treaty if applicable. In such case, double taxation could ensue, although the Ordinance provides rules for provision of foreign tax credits in such situation. In addition, if the non-Israeli subsidiary were to be a resident of a country party to an income tax treaty with Israel, the provisions of such tax treaty would normally provide rules for defining residency for purposes of applying the provisions of the tax treaty and provide further relief from double taxation.

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain income derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, regardless of whether such income is distributed or not. Under these rules a non-Israeli subsidiary is considered to be a controlled foreign corporation, if, among other things, the subsidiary has a majority Israeli control, most of its revenues or income is passive (such as interest, dividends, royalties, rental income or income from capital gains) and such subsidiary’s non-Israeli income is taxed at a rate that does not exceed

20%. An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a credit for foreign taxes paid by its non-Israeli subsidiaries in their country of residence and for deemed foreign taxes to be withheld upon the actual distribution of such income.

Israeli Tax Considerations for Our Shareholders

The following is a short summary of certain provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific Israeli tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Individuals

Capital Gain

As of January 1, 2006, the income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2003, whether listed on a stock exchange or not, is 20%. However, if such shareholder is considered a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Capital gains derived by a person who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 45% for individuals in 2011).

Pursuant to the Bill, there is an intention to raise the highest marginal tax rate from 2012 onwards from 45% to 48%. In addition, there is an intention to add an additional tax at the rate of 2% on a yearly income that exceed NIS 1 million. Pursuant to the Bill, there is an intention to raise the capital gain tax rate applicable to individuals from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is considered a “Controlling Shareholder” at any time during the 12-month period preceding the sale). It is uncertain if an when such Bill would be enacted into law.

Dividend Income

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12-month period.

The Bill also addresses a potential increase in the income tax rate applicable to dividends paid to individuals. Pursuant to the Bill, there is an intention to set such tax rate at 25% (instead of 20%) (or 30% instead of 25% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period) from 2012 and onwards. As indicated above, it is unclear whether and if such Bill will be enacted into law. The above mentioned additional tax at the rate of 2% on a yearly income that exceed NIS 1 million will also apply regarding the dividend income.

Israeli Resident Corporations

Capital Gain

Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the same as the general corporate income tax rate. As described above, recent changes in the law will result in the reduction of such rate and will continue to reduce the corporate income tax rate from 24% in 2011 to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. As indicated above, the Bill proposes to abolish the scheduled progressive reduction of the corporate tax rate and to set the corporate tax rate at 25% from 2012 and onwards. It is unclear whether and if such Bill will be enacted into law.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax with respect to dividends received from Israeli resident corporations where the earnings distributed by such corporations were subject to Israeli tax.

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident seller if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an income tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate income tax rate (24% in 2011) or, if derived by an individual, at the rate of 20% or 25%, from assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and a marginal tax rate of up to 45% for an individual in 2011). As indicated above, the Bill proposes to change the corporate tax rate and also to raise the capital gain tax rate applicable to individuals from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is considered a “Controlling Shareholder” at any time during the 12-month period preceding the sale). The additional 2% tax may also apply with respect to individuals with respect to a taxable income that exceed NIS 1 million during the relevant tax year.

Notwithstanding the foregoing, shareholders who are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable income tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel With Regard to Taxes on Income (the “U.S.-Israel Treaty”), the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable, however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not require the grant of such credit against any U.S. state or local taxes.

Payors of consideration for shares, including a purchaser, an Israeli stockbroker effectuating the transaction, or a financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25% for a corporation and 20% for an individual.

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares, at the rate of 20%, unless a reduced rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. resident (for purposes of the U.S.-Israel Treaty) holder of our ordinary shares is 25%. However, generally, the maximum withholding tax rate on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which Israeli tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividends on our ordinary shares, including an Israeli stockbroker effectuating the transaction, or a financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 20% (for corporations and individuals).

Material United States Federal Income Tax Considerations

The following is a description of material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares. To the extent that such description sets forth specific legal conclusions under United States federal income tax law, except as otherwise provided, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel. This description addresses only the United States federal income tax considerations relating to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S-corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax considerations, or any state, local or foreign tax considerations, relating to the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position could not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any cash distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non corporate U.S. Holders can qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that (a) you have held the ordinary shares for at least 61 days during the 121-day period beginning on the date which is 60 days before the ex-dividend date with respect to such dividends, (b) you are not under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property, and (c) such dividends are received from a “qualified foreign corporation” for United States federal income tax purposes. A non-United States corporation (other than a corporation that is classified as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We have applied to have our ordinary shares approved for listing on the on the New York Stock Exchange, which is an established securities market in the United States. Provided the listing is approved, we believe that we will constitute a “qualified foreign corporation” for United States federal income tax purposes with respect to dividends on our ordinary shares. Dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis (as defined below) in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution will be reported as dividend income to you.

If you are a U.S. Holder, Israeli tax withheld on dividends paid to you with respect to your ordinary shares can generally be either deducted from your taxable income or credited against your United States federal income tax liability. The rules relating to eligibility for such deductions or credits, however, are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to such credits or deductions. Subject to the discussion below, our dividends will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain exceptions, a portion of our dividends will be treated as U.S. source income for United States foreign tax credit purposes, in proportion to our U.S. source earnings and profits, if United States persons own, directly or indirectly, 50% or more of the voting power or value of our shares, which will become more likely as a result of this offering. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited depending on your individual circumstances. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if we are subject to the sourcing rule described above, U.S. Holders should expect that the entire amount of our dividends will be treated as U.S. source income for United States foreign tax credit purposes. U.S. Holders, however, who qualify for benefits of the U.S.-Israel Treaty can elect to treat any dividend income otherwise subject to the sourcing rule described above as foreign source income pursuant to Articles 4(1) and 26(1) of the U.S.-Israel Treaty, though such income will be treated as a separate class of income subject to its own foreign tax credit limitations. You should consult your tax advisor to determine the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the availability and impact of the U.S.-Israel Treaty election described above. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income,” and in the case of the election described above, its own separate class of income. A foreign tax credit for foreign taxes imposed on distributions will be denied if you have not held your ordinary shares for at least 16 days during the 31 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividends or if you are under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property.

The amount of a distribution will equal the U.S. dollar value of the NIS received, calculated by reference to the exchange rate in effect on the date that distribution is received, whether or not a U.S. Holder in fact converts any NIS received into U.S. dollars at that time. If the NIS are converted into U.S. dollars on the date of receipt, a U.S. Holder will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the NIS are converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of NIS into U.S. dollars will be treated as ordinary income or loss, as the case may be, and will be treated as U.S. source.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency), exchange or other disposition and your adjusted tax basis in your ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the

Code. Any such gain or loss that a U.S. Holder recognizes will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-United States corporation will be classified as a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

We engaged a nationally recognized tax advisor (a member of an international accounting organization) to assist in our analysis of our anticipated PFIC status for 2011. Based on the advisor’s advice and assessment, and our analysis regarding the composition of our gross assets (including valuing tangible and intangible assets based on the market value of our shares), the source and estimates of our gross income, our intended use of the proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2011. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2011 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. Because PFIC status is a fact-intensive determination made on a prospective annual basis, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections are available to U.S. Holders of shares to alleviate some of the adverse tax consequences of PFIC status described above. For example, if we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, in which case you would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as capital gain. However, we do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you can also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Certain aspects of the mark-to-market election are, however, subject to uncertainty. Shares will be marketable if they are regularly traded on certain United States stock exchanges (including the NYSE) or on certain non-United States stock exchanges. For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ordinary shares and your adjusted tax basis in your ordinary shares. Such recognition of gain or loss will cause an increase or decrease, respectively, in the adjusted tax basis in your ordinary shares. Such losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

If we are a PFIC, a holder of ordinary shares that is a U.S. Holder will be required, in certain circumstances, to file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares. Recently enacted legislation (the “Reporting Legislation”) provides that all United States persons who are shareholders of a PFIC must file an annual information return. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the United States Treasury authority to decide what information must be included in such annual filing.

You should consult your tax adviser concerning the United States federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election, the unavailability of the QEF election, and your annual PFIC filing requirements, if any.

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements apply to certain payments to certain holders of stock. Information reporting requirements apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the Internal Revenue Service.

Recent legislation

Recently enacted legislation requires certain U.S. Holders who are individuals to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution) penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of the recent U.S. federal income tax legislation on their ownership and disposition of ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Barclays Capital Inc.

Total	12,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, our majority shareholder, Norstar, and our other shareholders that together with Norstar in the aggregate hold 59.6% of our outstanding shares have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our ordinary shares. Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 90 day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90 day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. After the expiration of the 90 day period, the ordinary shares held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Notwithstanding the foregoing, our majority shareholder, Norstar, with voting power over 58.5% of our outstanding shares, or 54.3% after giving effect to this offering, is permitted to transfer all of the shares that it holds to secured parties that hold pledges over such shares to secure indebtedness of Norstar if it defaults under its indebtedness and those secured parties foreclose on their pledge. Those secured parties have not entered into any agreement with the underwriters preventing them from selling the shares if they foreclose on their pledge, although they may be restricted from acquiring such shares or making sales (or otherwise be subject to volume limitations) pursuant to applicable U.S. and Israeli securities laws. Based on Norstar’s most recent publicly filed reports in Israel, Norstar is currently in compliance with all of the covenants governing its indebtedness.

Our ordinary shares are listed on the Tel Aviv Stock Exchange under the symbol “GLOB.” We have applied to have our shares listed on the New York Stock Exchange under the symbol ‘‘GZT.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us
	Without exercise of option	With full exercise of option
	to purchase additional	to purchase additional
	shares	shares

Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $7,000,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. In particular, affiliates of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Barclays Capital Inc. have committed lines of credit under Equity One’s credit facilities. None of the proceeds of this offering will be used to repay those credit facilities and we do not consider the amounts committed to be material. Each of the transactions contained or contains customary terms pursuant to which those parties received or receive customary fees and reimbursement for out-of-pocket costs. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such member state and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Japan

The shares offered pursuant to this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of ordinary shares in this offering. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	U.S.$	17,190
FINRA filing fee		15,500
NYSE listing fee		27,500
Printing and engraving expenses		100,000
Legal fees and expenses		3,500,000
Accounting fees and expenses		2,500,000
Transfer agent and registrar fees		20,000
Miscellaneous		819,810

Total	U.S.$	7,000,000

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Naschitz, Brandes & Co., Tel Aviv, Israel, with respect to Israeli law, and by White & Case LLP, New York, New York, with respect to U.S. law.

EXPERTS

The consolidated financial statements of Gazit-Globe Ltd. and its subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and the registration statement of which this prospectus forms a part, have been audited by Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein which, as to the years 2010, 2009 and 2008, are based in part on the report of Deloitte & Touche LLP (Canada), an independent registered public accounting firm, and as to the years 2010 and 2009, are based in part on the report of KPMG Channel Islands Limited, an independent public accounting firm. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

Cushman & Wakefield, Inc. is a source for third-party industry data referenced in this prospectus. We have included such information in reliance upon the authority of Cushman & Wakefield, Inc. as the source of such data.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva & Leshem Brandwein, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Gazit Group USA, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter was not pending in any Israeli court at the time at which the lawsuit was instituted in the foreign court; and

•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information promptly after such information is filed with the TASE.

We maintain a corporate website at www.gazit-globe.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule of investment property information. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We did not audit the financial statements and schedule of investment property information of certain subsidiaries, whose assets constitute approximately 39% and 38% of total consolidated assets as of December 31, 2010 and 2009, respectively, and whose revenues constitute approximately 39%, 33% and 33% of total consolidated revenues for the years ended December 31, 2010, 2009 and 2008, respectively. The financial statements and schedule of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors. The report of the other auditors of a subsidiary, First Capital Realty Inc., includes qualification in respect of a scope limitation on the reconciliation of that subsidiary’s equity earnings in Equity One, Inc. from Canadian generally accepted accounting principles to International Financial Reporting Standards for the years ended December 31, 2009 and 2008. Equity One, Inc. is another subsidiary of the Company that is audited by us and its accounts are consolidated within the consolidated financial statements of the Company. Accordingly, the subsidiary’s equity earnings in Equity One, Inc. are eliminated in consolidation and, therefore, the abovementioned qualification has no effect on our ability to rely on the report of such other auditors in connection with our audit of the consolidated financial statements of the Company.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, based on our audits and the reports of the other auditors, the schedule of investment property information, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
December 4 ,2011

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience
		Translation
		(Note 2d(1))
		December 31	December 31,
(In millions)	Note	2010	2010	2009
		U.S. dollars	NIS

ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	355.8	1,321	2,018
Short-term investments and loans	4	84.1	312	265
Available-for-sale financial assets	11	11.3	42	160
Financial derivatives	37d	29.9	111	62
Trade receivables	5	92.7	344	273
Other accounts receivable	6	66.0	245	278
Inventory of buildings and apartments for sale	7	103.2	383	419
Current tax receivable		19.7	73	27

		762.7	2,831	3,502
Assets classified as held for sale	8	67.8	251	748

		830.5	3,082	4,250

NON-CURRENT ASSETS
Investments in associates	9	31.5	117	45
Other investments, loans and receivables	10	62.2	231	142
Available-for-sale financial assets	11	58.7	218	148
Financial derivatives	37d	292.8	1,087	699
Investment property	12	11,754.8	43,634	42,174
Investment property under development	13	887.9	3,296	2,994
Non-current inventory	14	4.6	17	17
Fixed assets, net	15	170.5	633	715
Goodwill	16	32.1	119	178
Other intangible assets, net	16	4.6	17	21
Deferred taxes	25n	26.7	99	121

		13,326.4	49,468	47,254

		14,156.9	52,550	51,504

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience
		Translation
		(Note 2d(1))
		December 31	December 31,
(In millions)	Note	2010	2010	2009
		U.S. dollars	NIS

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	17a	65.2	242	609
Current maturities of non-current liabilities	17b	819.8	3,043	1,999
Financial derivatives	37d	10.0	37	26
Trade payables	18	138.7	515	603
Other accounts payable	19	253.0	939	843
Advances from customers and buyers of apartments	7	21.6	80	92
Current tax payable		10.2	38	27
Dividend payable	27	15.4	57	50

		1,333.9	4,951	4,249
Liabilities attributable to assets held for sale	8	11.6	43	—

		1,345.5	4,994	4,249

NON-CURRENT LIABILITIES
Debentures	20	3,840.2	14,255	13,862
Convertible debentures	21	212.3	788	879
Interest-bearing loans from financial institutions and others	22	4,032.6	14,969	17,162
Financial derivatives	37d	34.5	128	241
Other financial liabilities	23	57.7	214	156
Employee benefit liability, net	24	1.1	4	5
Deferred taxes	25n	546.6	2,029	1,684

		8,725.0	32,387	33,989

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		56.0	208	192
Share premium		935.9	3,474	2,848
Retained earnings		901.9	3,348	2,751
Foreign currency translation reserve		(353.4)	(1,312)	(600)
Other capital reserves		59.8	222	23
Loans granted to purchase shares of the Company		(1.1)	(4)	(4)
Treasury shares		(5.7)	(21)	(21)

		1,593.4	5,915	5,189
Non-controlling interests		2,493.0	9,254	8,077

Total equity		4,086.4	15,169	13,266

		14,156.9	52,550	51,504

The accompanying notes are an integral part of these consolidated financial statements.

December 4, 2011	/s/ Chaim Katzman	/s/ Aharon Soffer	/s/ Gadi Cunia

Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gadi Cunia, Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED INCOME STATEMENTS

		Convenience
		Translation
		(Note 2d(1))
		Year Ended
		December 31	Year Ended December 31
(In millions, except for per share data)	Note	2010	2010	2009	2008
		U.S. dollars	NIS

Rental income	30	1,238.1	4,596	4,084	3,556
Revenues from sale of buildings, land and contractual works performed	31	186.2	691	596	613

Total revenues		1,424.3	5,287	4,680	4,169

Property operating expenses	32	417.8	1,551	1,369	1,170
Cost of buildings sold, land and contractual works performed	31	167.6	622	554	679

Total cost of revenues		585.4	2,173	1,923	1,849

Gross profit		838.9	3,114	2,757	2,320
Fair value gain (loss) from investment property and investment property under development, net		274.0	1,017	(1,922)	(3,956)
General and administrative expenses	33	(178.6)	(663)	(584)	(489)
Other income	34a	3.5	13	777	704
Other expenses	34b	(12.9)	(48)	(41)	(85)
Group’s share in earnings (losses) of associates, net		0.5	2	(268)	(86)

Operating income (loss)		925.4	3,435	719	(1,592)
Finance expenses	35a	(503.5)	(1,869)	(1,793)	(1,739)
Finance income	35b	153.3	569	1,551	802
Increase (decrease) in value of financial investments	35c	(4.8)	(18)	81	(727)

Profit (loss) before taxes on income		570.4	2,117	558	(3,256)
Taxes on income (tax benefit)	25o	137.2	509	(142)	(597)

Net income (loss)		433.2	1,608	700	(2,659)

Attributable to:
Equity holders of the Company		212.8	790	1,101	(1,075)
Non-controlling interests		220.4	818	(401)	(1,584)

		433.2	1,608	700	(2,659)

Net earnings (loss) per share attributable to equity holders of the Company:	36
Basic net earnings (loss)		1.50	5.59	8.49	(8.58)

Diluted net earnings (loss)		1.50	5.57	8.47	(8.58)

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience
	Translation
	(Note 2d(1))
	Year Ended
	December 31	Year Ended December 31
(In millions)	2010	2010	2009	2008
	U.S. dollars	NIS

Net income (loss)	433.2	1,608	700	(2,659)

Other comprehensive income (loss) (net of tax effect)*):
Exchange differences on translation of foreign operations	(342.7)	(1,272)	1,022	(2,110)
Net gains (losses) on cash flow hedges	13.2	49	(51)	(196)
Net gains on available-for-sale financial assets	3.2	12	45	— **)
Gain (loss) on revaluation of fixed assets	4.6	17	(8)	(12)
Fair value adjustments on business combination achieved in stages (Note 9c(10))	— **)	— **)	22	—
Group’s share of net other comprehensive loss of associates	—	—	(8)	(17)

Total other comprehensive income (loss)	(321.7)	(1,194)	1,022	(2,335)

Total comprehensive income (loss)	111.5	414	1,722	(4,994)

Attributable to:
Equity holders of the Company***)	37.4	139	1,606	(2,267)
Non-controlling interests	74.1	275	116	(2,727)

	111.5	414	1,722	(4,994)

*)	Further details are provided in Note 27h.

**)	Represents an amount of less than NIS 1 million or less than U.S.$0.1 million, as applicable.

***)	Breakdown of total comprehensive income attributable to equity holders of the Company:

Net income (loss)	212.8		790		1,101	(1,075)
Exchange differences on translation of foreign operations	(191.8)		(712)		549	(1,057)
Net gains (losses) on cash flow hedges	11.0		41		(56)	(110)
Net gains on available-for-sale financial assets	0.8		3		24	4
Gain (loss) on revaluation of fixed assets	4.6		17		(8)	(12)
Fair value adjustments in business combination achieved in stages	—	*)	—	*)	4	—
Group’s share in other comprehensive loss of associates	—		—		(8)	(17)

	37.4		139		1,606	(2,267)

*)	Represents an amount of less than NIS 1 million or less than U.S.$0.1 million, as applicable.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Equity Holders of the Company
						Adjustments
						from		Loans
						Translation of	Other	Granted to				Non-
	Share		Share	Retained		Financial	Capital	Purchase		Treasury		Controlling	Total
	Capital		Premium	Earnings		Statements	Reserves**)	Shares		Shares	Total	Interests	Equity
	Convenience translation into U.S. dollars in millions (Note 2d(1))

Balance as of January 1, 2010	51.7		767.3	741.1		(161.6)	6.2	(1.1)		(5.7)	1,397.9	2,175.9	3,573.8

Net income	—		—	212.8		—	—	—		—	212.8	220.4	433.2
Other comprehensive income (loss)	—		—	—		(191.8)	16.4	—		—	(175.4)	(146.3)	(321.7)

Total comprehensive income (loss)	—		—	212.8		(191.8)	16.4				37.4	74.1	111.5
Issue of shares net of issue expenses amounting to NIS 13 million	4.3		167.3	—		—	—	—		—	171.6	—	171.6
Exercise of share options into Company’s shares	—	*)	1.3	—		—	(1.1)	—		—	0.2	—	0.2
Revaluation of loans to purchase shares	—		—	—	*)	—	—	—	*)	—	—	—	—
Repayment of loans to purchase shares	—		—	—		—	—	—	*)	—	— *)	—	— *)
Waiver of salary by controlling shareholder, net (Note 38b)	—		—	—		—	9.7	—		—	9.7	—	9.7
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—		—	4.8		—	(4.8)	—		—	—	—	—
Cost of share-based payment	—		—	—		—	3.5	—		—	3.5	10.8	14.3
Dividend to equity holders of the Company	—		—	(56.8)		—	—	—		—	(56.8)	—	(56.8)
Capital issuance to non-controlling interests	—		—	—		—	30.7	—		—	30.7	387.1	417.8
Acquisition of non-controlling interests	—		—	—		—	(0.8)	—		—	(0.8)	(20.2)	(21.0)
Purchase of convertible debentures in subsidiaries	—		—	—		—	—	—		—	—	(1.6)	(1.6)
Dividend to non-controlling interests	—		—	—		—	—	—		—	—	(133.1)	(133.1)

Balance as of December 31, 2010	56.0.		935.9	901.9		(353.4)	59.8	(1.1)		(5.7)	1,593.4	2,493.0	4,086.4

*)	Represents an amount of less than U.S. $0.1 million.

**)	Refer to Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Equity Holders of the Company
						Adjustments
						from		Loans
						Translation of	Other	Granted to				Non-
	Share		Share	Retained		Financial	Capital	Purchase		Treasury		Controlling	Total
	Capital		Premium	Earnings		Statements	Reserves**)	Shares		Shares	Total	Interests	Equity
	NIS in millions

Balance as of January 1, 2010	192		2,848	2,751		(600)	23	(4)		(21)	5,189	8,077	13,266
Net income	—		—	790		—	—	—		—	790	818	1,608
Other comprehensive income (loss)	—		—	—		(712)	61	—		—	(651)	(543)	(1,194)

Total comprehensive income (loss)	—		—	790		(712)	61	—		—	139	275	414
Issue of shares net of issue expenses amounting to NIS 13 million	16		621	—		—	—	—		—	637	—	637
Exercise of share options into Company’s shares	—	*)	5	—		—	(4)	—		—	1	—	1
Revaluation of loans to purchase shares	—		—	—	*)	—	—	—	*)	—	—	—	—
Repayment of loans to purchase shares	—		—	—		—	—	—	*)	—	— *)	—	— *)
Waiver of salary by controlling shareholder, net (Note 38b)	—		—	—		—	36	—		—	36	—	36
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—		—	18		—	(18)	—		—	—	—	—
Cost of share-based payment	—		—	—		—	13	—		—	13	40	53
Dividend to equity holders of the Company	—		—	(211)		—	—	—		—	(211)	—	(211)
Capital issuance to non-controlling interests	—		—	—		—	114	—		—	114	1,437	1,551
Acquisition of non-controlling interests	—		—	—		—	(3)	—		—	(3)	(75)	(78)
Purchase of convertible debentures in subsidiaries	—		—	—		—	—	—		—	—	(6)	(6)
Dividend to non-controlling interests	—		—	—		—	—	—		—	—	(494)	(494)

Balance as of December 31, 2010	208		3,474	3,348		(1,312)	222	(4)		(21)	5,915	9,254	15,169

*)	Represent an amount of less than NIS 1 million.

**)	Refer to Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Equity Holders of the Company
						Adjustments
						from
						Translation of	Other	Loans to					Non-
	Share		Share	Retained		Financial	Capital	Purchase		Treasury			Controlling	Total
	Capital		Premium	Earnings		Statements	Reserves**)	Shares		Shares	Total		Interests	Equity
	NIS in millions

Balance as of January 1, 2009	179		2,465	1,827		(1,141)	29	(4)		(21)	3,334		7,772	11,106
Net income (loss)	—		—	1,101		—	—	—		—	1,101		(401)	700
Other comprehensive income (loss)	—		—	—		541	(36)	—		—	505		517	1,022

Total comprehensive income (loss)	—		—	1,101		541	(36)	—		—	1,606		116	1,722
Issue of shares net of issue expenses	13		378	—		—	—	—		—	391		—	391
Exercise of share options into Company’s shares	—	*)	5	—		—	(5)	—		—	—	*)	—	— *)
Revaluation of loans to purchase shares	—		—	—	*)	—	—	—	*)	—	—		—	—
Repayment of loans to purchase shares	—		—	—		—	—	—	*)	—	—	*)	—	— *)
Waiver of salary by controlling shareholder, net (Note 38b)	—		—	—		—	32	—		—	32		—	32
Realization of fixed assets revaluation reserve	—		—	1		—	(1)	—		—	—		—	—
Business combination achieved in stages (Note 9c)	—		—	8		—	—	—		—	8		35	43
Cost of share-based payment	—		—	—		—	4	—		—	4		13	17
Dividend to equity holders of the Company	—		—	(186)		—	—	—		—	(186)		—	(186)
Capital issuance to non-controlling interests	—		—	—		—	—	—		—	—		731	731
Acquisition of non-controlling interests	—		—	—		—	—	—		—	—		(218)	(218)
Purchase of convertible debentures in subsidiaries	—		—	—		—	—	—		—	—		(14)	(14)
Non-controlling interests in initially consolidated company	—		—	—		—	—	—		—	—		150	150
Issue of convertible debentures and warrants by subsidiary	—		—	—		—	—	—		—	—		20	20
Expiration of warrants in subsidiary	—		—	—		—	—	—		—	—		(1)	(1)
Repurchase of shares in subsidiary	—		—	—		—	—	—		—	—		(29)	(29)
Dividend in kind to non-controlling interests	—		—	—		—	—	—		—	—		155	155
Dividend to non-controlling shareholders	—		—	—		—	—	—		—	—		(653)	(653)

Balance as of December 31, 2009	192		2,848	2,751		(600)	23	(4)		(21)	5,189		8,077	13,266

* )	Represents an amount of less than NIS 1 million.

**)	Refer to Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Equity Holders of the Company
						Adjustments
						from		Loans
						Translation of	Other	Granted to			Non-
	Share		Share		Retained	Financial	Capital	Purchase	Treasury		Controlling	Total
	Capital		Premium		Earnings	Statements	Reserves**)	Shares	Shares	Total	Interests	Equity
	NIS in millions

Balance as of January 1, 2008	179		2,465		3,057	(67)	139	(4)	(21)	5,748	10,944	16,692

Net loss	—		—		(1,075)	—	—	—	—	(1,075)	(1,584)	(2,659)
Other comprehensive loss	—		—		—	(1,074)	(118)	—	—	(1,192)	(1,143)	(2,335)

Total comprehensive loss	—		—		(1,075)	(1,074)	(118)	—	—	(2,267)	(2,727)	(4,994)
Exercise of share options into Company’s shares	—		—	*)	—	— *)	—	—	—	— *)	—	— *)
Issue of shares net of issue expenses	—	*)	—	*)	—	—	—	—	—	— *)	—	— *)
Repayment of loans to purchase shares	—		—		—	—	—	— *)	—	— *)	—	— *)
Cost of share-based payment	—		—		—	—	8	—	—	8	22	30
Dividend declared to equity holders of the Company	—		—		(43)	—	—	—	—	(43)	—	(43)
Dividends paid to equity holders of the Company	—		—		(112)	—	—	—	—	(112)	—	(112)
Capital issuance to non-controlling interests	—		—		—	—	—	—	—	—	820	820
Acquisition of non-controlling interests	—		—		—	—	—	—	—	—	(841)	(841)
Purchase of convertible debentures in subsidiary	—		—		—	—	—	—	—	—	(20)	(20)
Dividend to non-controlling interests	—		—		—	—	—	—	—	—	(426)	(426)

Balance as of December 31, 2008	179		2,465		1,827	(1,141)	29	(4)	(21)	3,334	7,772	11,106

*)	Represents an amount of less than NIS 1 million.

**)	Refer to Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Convenience
	Translation
	(Note 2d(1))
	Year Ended
	December 31	Year Ended December 31
(In millions)	2010	2010	2009	2008
	U.S. dollars	NIS

Cash flows from operating activities:
Net income (loss)	433.2	1,608	700	(2,659)

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	350.2	1,300	242	937
Group’s share of losses (earnings) of associates, net	(0.5)	(2)	268	86
Fair value gain (loss) from investment property and investment property under development, net	(274)	(1,017)	1,922	3,956
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	21.6	80	75	109
Taxes on income (tax benefit)	137.1	509	(142)	(597)
Revaluation of conversion component and warrants		—	(84)	410
Impairment of financial assets	4.8	18	3	317
Capital loss (gain), net	(3.5)	(13)	3	(19)
Change in employee benefit liability		(1)	1	— *)
Loss from issuance of shares by investees	1.1	4	1	— *)
Gain from negative goodwill	—	—	(775)	(685)
Cost of share-based payment	14.3	53	17	30

	251.1	931	1,531	4,544

Changes in assets and liabilities items:
Decrease (increase) in trade receivables and other accounts receivable	(37.9)	(141)	95	(74)
Decrease in inventories of buildings and land less advances from customers and buyers of apartments, net	13.7	51	31	131
Increase (decrease) in trade and other accounts payable	5.6	21	(43)	1
Increase in tenants’ security deposits, net	1.3	6	3	6

	(17.3)	(63)	86	64

Net cash provided by operating activities before interest, dividend and taxes	667.0	2,476	2,317	1,949

Cash received and paid during the year for:
Interest paid	(489.0)	(1,815)	(1,535)	(1,451)
Interest received	46.9	174	191	151
Dividend received	3.2	12	19	36
Taxes paid	(17.5)	(65)	(69)	(35)
Taxes received	—	—	3	3

	(456.4)	(1,694)	(1,391)	(1,296)

Net cash provided by operating activities	210.6	782	926	653

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Convenience
	Translation
	(Note 2d(1))
	Year Ended
	December 31	Year Ended December 31
(In millions)	2010	2010	2009		2008
	U.S. dollars	NIS

Cash flows from investing activities:
Acquisition of subsidiary previously accounted for as available-for-sale financial asset(a)	—	—	8		—
Acquisition of jointly controlled entities(b)	—	—	—		(18)
Acquisition of subsidiaries previously accounted for using the equity method(c)	—	—	1,262		—
Investment in shares, convertible debentures and warrants of investees	(2.4)	(9)	(166	)**)	(1,371	)**)
Acquisition, construction and development of investment property	(956.4)	(3,550)	(2,706)		(3,167)
Investments in fixed assets	(6.5)	(24)	(72)		(134)
Proceeds from sale of investment property and investment property under development	266.2	988	95		748
Proceeds from sale of fixed assets	14.8	55	—	*)	1
Grant of long-term loans	(32.6)	(121)	(16)		(23)
Grant of loans to partners in properties under development, net	—	—	—		(5)
Collection of long-term loans	7.0	26	8		11
Short-term investments, net	(10.5)	(39)	19		(132)
Investment in available-for-sale financial assets	(113.7)	(422)	(177)		(1,316)
Proceeds from sale of available-for-sale financial assets	128.8	478	1,068		324
Proceeds from non-current deposits		—	—		202

Net cash used in investing activities	(705.3)	(2,618)	(677)		(4,880)

Cash flows from financing activities:
Issue of shares (net of issue expenses)	171.6	637	391		—	*)
Repayment of loans granted for purchase of Company’s shares	— *)	— *)	—	*)	—	*)
Exercise of share options into Company’s shares	— *)	1	—	*)	—	*)
Issue of shares to non-controlling interests	408.4	1,516	647		820
Increase in the parent’s ownership in subsidiaries	(21.0)	(78)	(103	)**)	(762	)**)
Dividend paid to equity holders of the Company	(55.0)	(204)	(179)		(147)
Dividend paid to non-controlling interests	(123.9)	(460)	(468)		(426)
Receipt of long-term loans	344.8	1,280	4,278		6,181
Repayment of long-term loans	(1,070.0)	(3,972)	(4,880)		(4,629)
Receipt (repayment) of long-term credit facilities from banks, net	297.1	1,103	(348)		2,896
Repayment and early redemption of debentures and convertible debentures	(175.9)	(653)	(1,174)		(542)
Short-term credit from banks and others, net	(20.2)	(75)	(15)		(291)
Issue of debentures and convertible debentures, net	590.5	2,192	3,098		1,061
Repurchase of subsidiary’s shares by a subsidiary	—	—	(22)		—

Net cash provided by financing activities	346.4	1,287	1,225		4,161

Exchange differences on balances of cash and cash equivalents	(32.6)	(121)	9		1

Decrease due to held-for-sale classification	(7.3)	(27)	—		—

Increase (decrease) in cash and cash equivalents	(188.2)	(697)	1,483		(65)
Cash and cash equivalents at the beginning of the year	544	2,018	535		600

Cash and cash equivalents at the end of the year	355.8	1,321	2,018		535

*)	Represents an amount of less than NIS 1 million or less than U.S $. dollar 0.1 million, as applicable.

**)	Retrospective adjustment, refer to Note 2dd.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Convenience
	Translation
	(Note 2d(1))
	Year Ended
	December 31	Year Ended December 31
(In millions)	2010	2010	2009	2008
	U.S. dollars	NIS

(a) Acquisition of subsidiary previously accounted for as available-for-sale asset (Note 9c(10)):
Working capital (excluding cash and cash equivalents):
Current assets	—	—	(18)	—
Current liabilities	—	—	261	—

	—	—	243	—

Investment property and other non-current assets	—	—	(1,690)	—
Carrying amount of previous investment	—	—	241	—
Non-current liabilities	—	—	976	—
Non-controlling interests in DIM	—	—	130	—
Issue of shares to non-controlling interests in EQY	—	—	51	—
Contingent obligation to issue shares of EQY	—	—	37	—
Gain from bargain purchase	—	—	20	—

	—	—	8	—

(b) Investment in a jointly controlled entity (Note 9h):
Working capital (excluding cash and cash equivalents):
Current assets	—	—	—	(2)
Current liabilities	—	—	—	2

	—	—	—	—

Fixed assets, long-term investments and loans	—	—	—	(81)
Non-current liabilities	—	—	—	60
Gain from bargain purchase	—	—	—	3

	—	—	—	(18)

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Convenience
	Translation
	(Note 2d(1))
	Year Ended
	December 31	Year Ended December 31
(In millions)	2010	2010	2009	2008
	U.S. dollars	NIS

(c) Acquisition of subsidiaries previously accounted for using the equity method (Note 9g)
Working capital (excluding cash and cash equivalents):
Current assets	—	—	(255)	—
Current liabilities	—	—	194	—

	—	—	(61)	—
Investment property	—	—	(2,409)	—
Investment property under development	—	—	(1,090)	—
Other non-current assets	—	—	(60)	—
Long-term liabilities	—	—	1,068	—
Non-controlling interests	—	—	20	—
Investment in shares, convertible debentures and warrants	—	—	3,574	—
Gain from negative goodwill	—	—	220	—

	—	—	1,262	—

(d) Significant non-cash transactions:
Conversion of convertible debentures into subsidiary’s shares of jointly controlled entity	—	—	20	—

Investment in associate’s shares against repayment of convertible debentures	—	—	206	—

Exchange of convertible debentures and warrants into shares of jointly controlled entity	—	—	2,188	—

Acquisition of subsidiary’s shares and other investments for an issuance of shares by subsidiaries	9.97	37	126	—

Distribution of dividend in kind by subsidiary	—	—	155	—

Dividend payable	15.36	57	50	43

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: —	GENERAL

a. The Company and its business activities:

The Company, through investees (collectively, “the Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector. In addition, the Group operates in the medical office buildings sector in North America, the senior housing facilities sector in the U.S., as well as in the development and construction of real estate projects in Israel and Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel Aviv Stock Exchange.

b. As of December 31, 2010 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 1,912 million. The Group has unutilized approved lines of credit in the amount of NIS 4.8 billion that can be used over the coming year. In accordance with its policy, the Group finances its activities using revolving credit lines as interim financing, and raises capital and long-term debt occasionally based on market conditions, in lieu of the aforementioned revolving lines of credit. Subsequent to the reporting date, FCR issued long-term debentures (series L and series M) in the amount of C$150 million and C$110 million, respectively (NIS 533 million and NIS 391 million, respectively), see Note 40 and the Company engaged with a bank in a US$50 million (NIS 177 million) credit facility for a four year period. In addition, as of the reporting date, the Group has unencumbered investment property presented in the consolidated financial statements at its fair value of NIS 26.9 billion. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

c. Definitions in these financial statements:

The Company	—	Gazit-Globe Ltd.
The parent company	—	Gazit Inc. (“Gazit”) directly and through its wholly-owned subsidiaries.
Subsidiaries	—	Companies that are controlled (including de facto controlled) by the Company (as defined in IAS 27, as amended) and whose accounts are consolidated with those of the Company.
Jointly Controlled entities	—	Companies owned by various entities that have a contractual arrangement for joint control, and whose accounts are consolidated with those of the Company using the proportionate consolidation method.
Associates	—	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or jointly controlled entities. The Company’s investment therein is included in the consolidated financial statements of the Company using the equity method.
Investees	—	Subsidiaries, jointly controlled entities and associates.
The Group	—	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements.
Related parties	—	As defined in IAS 24.

NOTE 2: —	SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, senior housing facilities and certain financial instruments including derivative instruments that are measured at fair value.

The Company has elected to present the income statements using the “function of expense” method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Standards include:

1. International Financial Reporting Standards (“IFRS”).

2. International Accounting Standards (“IAS”).

3.	Interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and by the Standing Interpretations Committee (“SIC”).

Consistent accounting policy

The accounting policies adopted in the financial statements are consistent in all periods presented, except as described below:

Changes to accounting policies due to application of new standards

IFRS 3 — Business Combinations (Revised 2008) and IAS 27 — Consolidated and Separate Financial Statements (as amended)

IFRS 3 (Revised) and IAS 27 (Amended) introduced significant changes (see below) in the accounting for business combinations and transactions with owners of non-controlling interests occurring after becoming effective. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amended) were applied prospectively, as from January 1, 2010, and affect business combinations and transactions with non-controlling interests occurring from that date.

According to the new Standards:

•	The definition of a business was broadened so that it also contains activities and assets that are not managed as a business.

•	Non-controlling interests, and consequently the goodwill, can be measured either at full fair value or at the proportionate share in the acquiree’s fair value of net identifiable assets on the acquisition date, this separately in respect of each business combination transaction.

•	Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not recognized as goodwill adjustments. If the contingent consideration is classified as a financial derivative within the scope of IAS 39, it will be measured at fair value through profit or loss.

•	Direct acquisition costs attributed to a business combination transaction are recognized in profit or loss as incurred. On the other hand, direct acquisition costs attributed to acquisition of an entity or net assets which do not constitute a business, are recognized as part of the acquisition costs.

•	Subsequent measurement of a deferred tax asset for acquired temporary differences which did not meet the recognition criteria at acquisition date will be recognized in profit or loss and not as adjustment to goodwill.

•	A subsidiary’s losses, even if resulting in a capital deficiency in the subsidiary, will be allocated between the parent and non-controlling interests, even if the non-controlling interests have not guaranteed or have no contractual obligation for sustaining the subsidiary or for investing further amounts.

•	A transaction, whether a sale or purchase, with non-controlling interests that does not result in loss of control is accounted for as an equity transaction. Accordingly, the acquisition of non-controlling interests by the Group is recognized as an increase or decrease in equity (capital reserve for transactions with non-controlling interests), which is calculated as the difference between the consideration paid by the Group and the proportionate amount of the non-controlling interests acquired and derecognized on the acquisition date. Upon the disposal of an interest in a subsidiary that does not result in a loss of control, an increase or decrease is recognized in equity (capital reserve for transactions with non-controlling interests) for the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which have been added to the Company’s equity.

•	Any reclassification or redesignation of the existing assets and liabilities of the acquiree on the acquisition date is performed in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, except for leases and insurance contracts.

•	In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition date fair value and recognize the resulting profit or loss, if any, including reclassification of items of other comprehensive income.

•	Upon the loss of control over a subsidiary, the remaining interests, if any, are revalued to fair value against profit or loss from the sale and this fair value will be the deemed cost for the purpose of subsequent treatment. Amounts deferred in other comprehensive income shall be reclassified to profit or loss or to retained earnings, respectively.

•	Cash flows from transactions with owners of non-controlling interests (without change in status) are only classified in the statement of cash flows under cash flows from financing activities (and can no longer be classified under cash flows from investing activities).

The Standards were applied prospectively, as from January 1, 2010. The material effect on the financial statements are mainly related to business combinations and transactions with non-controlling interests, including partial disposal without loss of control, carried out as from January 1, 2010.

IAS 36 — Impairment of Assets:

The amendment to IAS 36 clarifies the required accounting unit to which goodwill will be allocated for the purpose of testing the impairment of goodwill. According to the amendment, the highest possible level for allocating goodwill recognized in a business combination is an operating segment as defined in IFRS 8, “Operating Segments”, before aggregation for reporting purposes.

The amendment has been applied prospectively commencing from January 1, 2010.

IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations:

According to the amendment to IFRS 5, when the parent decides to sell part of its interest in a subsidiary so that after the sale the parent retains a non-controlling interest, such as rights embodying significant influence, all the assets and liabilities attributed to the subsidiary will be classified as held for sale if the relevant criteria of IFRS 5 are met, including the presentation as a discontinued operation. Further, an additional amendment specifies the disclosures required in respect of non-current assets (or disposal groups) that are classified as held for sale or discontinued operations. Pursuant to the amendment, only the disclosures required in IFRS 5 will be provided. Disclosures in other IFRSs apply to such assets only if they require specific disclosures in respect of non-current assets or disposal groups.

The amendments apply prospectively, as from January 1, 2010, with no material effect on the financial statements.

IAS 17 — Leases:

Pursuant to an amendment to IAS 17, the specific criterion for classification of land as an operating or a finance lease was removed. Consequently, there is no longer a requirement to classify a lease of land as an operating lease in all situations in which title does not pass at the end of the lease term to the lessee, but rather the classification of a lease of land should be examined by reference to the general guidance in IAS 17 which addresses the classification of a lease as finance or operating when the original agreement with the Israel Lands Administration (“the Administration”) is signed while taking into account that land normally has an infinite economic life. Therefore, leasing of land from the Administration shall be tested by comparison between the present value of a sum charged as prepaid operating lease expenses to the fair value of the land, and when the sum in question materially reflects the fair value, the lease shall be classified as finance.

The amendment has been adopted since January 1, 2010 with no effect on the financial statements since the Company has classified its property interests held under an operating lease from the Administration as investment property in accordance with IAS 40.

IAS 1 — Presentation of Financial Statements:

The amendment to IAS 1 deals with current or non-current classification of the liability component of a convertible instrument. Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity’s equity instruments do not affect its classification as current or non-current. The Group adopted this amendment as of January 1, 2010. It did not have any material effect on the financial statements.

b. Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

The preparation of the Group’s consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments:

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

•	Impairment of available-for-sale financial assets

The Group assesses at each balance sheet date whether there is objective evidence that the value of the asset is impaired and an impairment loss is incurred. In examining impairment, as above, the Group exercises judgment with regard to any indications of objective evidence that relate to the percentage decline in fair value, as well as to the duration of decline in fair value. Refer also to section l below.

•	Operating lease of investment property

The Group classifies its leased investment property portfolio as operating leases when the exercise of judgment made from examining the lease terms indicates that the Company retains substantially all the risks and rewards incidental to ownership of these properties.

•	Acquisition of subsidiaries that are not business combinations

At the time of acquisition of subsidiaries and operations, the Company considers whether the acquisition represents a business combination pursuant to IFRS 3 or IFRS 3(Revised). The following criteria which indicate acquisition of a business are considered: whether a large number of properties are acquired, the extent to which ancillary services (maintenance, cleaning, security, bookkeeping, etc.) to operate the properties are provided by the subsidiary and the complexity of the management of the property.

•	Reliable measurement of fair value of investment property under development

In order to review whether the fair value of investment property under development may be reliably measured, the Group considers, among others, the following relevant criteria:

1. Location of the property under development in an area where the market is well-developed and liquid;

2. Entering into a construction agreement with a contractor and obtaining a reliable estimate of construction and other development costs;

3. Obtaining entitlements, completing zoning and obtaining construction permits; and

4. Percentage of the area designated for leasing which has been leased to tenants in advance.

When a review of these elements indicates that the fair value of investment property under development may be reliably measured, the property is presented at fair value, in line with Group policy concerning investment property. When reliable measurement is not possible, investment property under development is measured at cost, net of impairment loss, if any. Refer also to section p. below.

Estimates and assumptions:

Preparation of the financial statements requires management to make estimates and assumptions that affect the adoption of the accounting policy and the reported amounts of assets, liabilities, income and expenses. The estimates and the underlying assumptions are reviewed regularly. Changes to accounting estimates are recorded in the period in which the change occurs.

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

•	Investment property and investment property under development

Investment property and investment property under development which may be reliably measured are measured at fair value. Changes in fair value of investment property are recognized in the income statement. Fair value is usually determined by accredited independent appraisers who employ valuation techniques and assumptions as to estimates of expected operating future cash flows from the property and determining the appropriate discount rate to apply to these cash flows. Property under development also requires an estimate of expected development costs. When possible, fair value is determined with reference to recent observable real estate transactions of similar property and location to the property being valued.

In determining the fair value of investment property, the appraisers and the Group’s management are required to use certain assumptions in order to estimate the future cash flows from the properties regarding the required yield rates on the Group’s properties, the future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and any cash outflow that would be expected in respect of future maintenance. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. Further details are provided in Notes 12 and 13.

•	Impairment of goodwill

The Group reviews goodwill for impairment at least annually, on December 31, and at any time when there are indications of impairment. The review requires management to estimate expected net future cash flows from continued use of the cash generating unit to which goodwill has been allocated, and to determine an appropriate discount rate to apply to these cash flows. For further information refer to Note 16.

•	Deferred tax assets

Deferred tax assets are recognized for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against the losses which can be utilized. Significant estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further information is provided in Note 25n.

•	Determination of fair value of unquoted equity instruments

The fair value of unquoted equity instrument is valued, including by external valuators, based on a valuation method that generally values the expected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. The expected future cash flows and discount rates are subject to uncertainty, based on assessment of risk such as liquidity risk, credit risk and volatility risk. Further information is provided in Note 37.

•	Reporting revenues either on gross basis or net basis

The Group considers whether it is acting as a principal or as an agent in the transaction. In cases where the Group operates as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where the Group operates as a main supplier and retains the risks and rewards associated with the transaction, revenues are presented on a gross basis.

c. Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effects of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Consolidation due to effective (de facto) control

The Group consolidates certain subsidiaries on the basis of effective control (de facto control) in accordance with IAS 27, as amended.

Below are the criteria tested by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1. Holding a significant voting interest (but less than half of the voting rights).

2. Wide diversity of public holdings of the remaining shares conferring voting rights.

3. The Group has the majority of the voting power (quorum) according to historical participation in the general meetings of shareholders and therefore, has in fact had the right to nominate the majority of the board members.

4. The absence of other single entity that holds a significant portion of the investee’s shares.

5. The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6. The minority shareholders have no participating rights or other preferential rights, excluding regular protective rights.

Based on these criteria and circumstances:

a. The Group has consolidated in its financial statements the accounts of Citycon Oyj (“CTY”). The circumstances include, among other things, the Group’s ability to achieve a majority vote in the meetings of shareholders, to recommend the appointment of the majority of board members, including the Chairman of the Board, to maintain considerable voting interests in CTY and a diverse holding structure of other shareholders in CTY. As of December 31, 2010, the Group holds 47.3% of CTY’s share capital.

b. Equity One Inc. (“EQY”) was consolidated based on the existence of effective control until the third quarter of 2007. Commencing from the third quarter of 2007 through the fourth quarter of 2009, the Group had formal control over EQY since the Group’s potential voting rights in EQY exceeded 50%. As from the fourth quarter of 2009, the Group’s interest in EQY, considering the potential voting rights, declined below 50% (44.2% at reporting date) due to the issuances of EQY’s shares to the public.

The Group continues to consolidate EQY’s accounts since there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that requires amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest of 45.2% in EQY’s voting rights, the Group’s ability to effect the appointment of board members, including the Chairman of the Board of EQY, by achieving a majority vote in EQY’s general meetings as well as the ability to impact the appointment of EQY management. In addition, the Group has a voting agreement with other shareholders, see Note 26a(1) and 9c(9).

c. Commencing from the fourth quarter of 2009, the Group’s interest in First Capital Realty Inc. (“FCR”), considering the potential voting rights, declined below 50% (48.8% at reporting date) due to the issuances of FCR’s shares and convertible debentures to the public in 2009. The Group continues to consolidate FCR’s accounts since there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that require amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest of 48.8% in FCR’s voting rights at the reporting date, the Group’s ability to affect the appointment of board members, including the Chairman of the Board of FCR, by achieving a majority vote in FCR’s general meetings as well as appoint FCR management. In addition, the Group has a voting agreement with other shareholders, see Notes 26a(2).

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries, adjusted subsequently for their proportionate interest in the comprehensive income (loss) of the subsidiaries and dividends distributed. The non-controlling interests are presented in equity separately from the equity attributable to the shareholders of the Company.

Effective from January 1, 2010, the acquisition of non-controlling interests by the Group is recorded against a decrease in equity (capital reserve from transactions with non-controlling interests) and calculated as the difference between the consideration paid by the Group and the relative amount of non-controlling interests acquired and derecognized at the date of acquisition (when the non-controlling interests had been included in other comprehensive income, the Company reattributes the cumulative amounts recognized in other comprehensive income between the Company’s owners and the non-controlling interests). When this difference is negative, an increase in equity is recognized (capital reserve from transactions with non-controlling interests) in the amount of this difference. On the disposal of a subsidiary that does not result in a loss of control, an increase or a decrease in equity is recognized in the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company’s equity, taking into account also the disposal of the goodwill in the subsidiary, if any, and amounts which have been recognized in other comprehensive income, if any, based on the decrease in the interests in the subsidiary. Until December 31, 2009, the Group adopted the “parent entity extension method”, meaning, additional goodwill was recognized in respect of the acquisition of non-controlling interests and the effect of the sale of non-controlling interests was carried to profit or loss.

Effective January 1, 2010, losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. Until December 31, 2009, losses were entirely attributed to the Company’s shareholders unless the non-controlling shareholders were obligated and able to make additional investments. Losses accrued through December 31, 2009 were not reallocated between the Company’s shareholders and the non-controlling shareholders.

The consolidated financial statements include the financial statements of a jointly controlled entity where the shareholders have a contractual arrangement that establishes joint control and which is consolidated in the Company’s accounts using the proportionate consolidation method. The Company combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of the jointly controlled entity with similar items in its financial statements. Significant intragroup balances and transactions and gains or losses resulting from transactions between the Group and the jointly controlled entity are eliminated to the extent of the interest in the jointly controlled entity.

When the Group loses joint control over the jointly controlled entity, it measures and recognizes its remaining investment, if any, at fair value. From 2010, any difference between the carrying amount of the former jointly controlled entity as of the date on which joint control ceases and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss.

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

d. Functional and foreign currencies

1. Functional and presentation currency

The presentation currency of the financial statements is the NIS.

For the convenience of the reader, the reported NIS amounts as of December 31, 2010 have been translated into US dollars, at the representative rate of exchange on September 30, 2011 (US$1 = NIS 3.712). The US dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into US dollars, unless otherwise indicated.

The functional currency, which is the currency that best reflects the economic environment in which each entity operates and conducts its transactions, is separately determined for each investee and is used to measure its financial position, cash flows and operating results. The functional currency of the Company is the NIS.

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a) Assets and liabilities for each balance sheet presented (including comparative data) are translated at the closing rate at the date of that balance sheet.

b) Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c) Share capital, capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d) Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e) All resulting translation differences are recognized in a separate component in equity, as other comprehensive income (loss), “foreign currency translation reserve”.

Prior to January 1, 2010, upon disposal of foreign operations, in whole or in part, the other comprehensive income (loss) was transferred to the income statement.

Commencing January 1, 2010, on partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In addition, upon disposal of a foreign operation that leads to loss of control of a subsidiary, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement. The cumulative amount of exchange differences that have been attributed to the non-controlling interests is derecognized but is not reclassified to profit or loss.

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in the same component of equity as discussed in e) above.

Exchange differences in respect of a financial instrument in foreign currency that constitutes a net investment hedge are recognized in the same component of equity as discussed in e) above. Upon disposal of the net investment, such exchange differences are recognized in profit or loss.

2. Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each balance sheet date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3. Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each balance sheet date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e. The operating cycle

The operating cycle of contracting operations exceeds one year, and may be 2-3 years in duration. Accordingly, current assets and liabilities associated with the contractual activity include items that are expected to be realized within such operating cycle period. The Group classifies cost of inventory of buildings and apartments as current or non-current based on the operating cycle of the related projects. All other Group operations have an operating cycle of one year.

f. Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g. Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment date but less than one year. Deposits are presented in accordance with their terms of deposit.

h. Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group’s management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i. Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

j. Receivables from construction contracts

Receivables from construction contracts are separately calculated for each contract and presented in the balance sheet at the aggregate amount of costs incurred and recognized profits less recognized losses and progress billings. Progress billings are amounts billed for work performed up to the balance sheet date, whether settled or not settled. This balance is accounted for, with regard to impairment and derecognition, as set forth below with regard to impairment of financial assets measured at amortized cost, and to derecognition of financial assets, respectively.

Costs of construction contracts are recognized at cost and include identifiable direct costs and joint indirect costs. Indirect costs are allocated between projects based on an appropriate allocation basis.

k. Financial instruments

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1. Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments. Derivatives embedded in host contracts are accounted for separately as derivatives if: (a) the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the combined instrument is not measured at fair value through profit or loss.

These derivatives are measured at fair value with changes in fair value recognized in the income statement. The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

2. Loans and receivables

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans are measured based on their terms at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the effective interest rate method process. As for recognition of interest income, see y below.

3. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences that relate to monetary debt instruments that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss. As for recognition of interest income on investments in debt instruments and dividends earned on investments in equity instruments, see y below.

4. Fair value

The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37.

5. Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the balance sheet, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

6. Financial liabilities measured at amortized cost

Loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans and borrowings, are measured based on their terms at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the financial liability is derecognized as well as through the effective interest rate method amortization process

7. Compound financial instruments:

a. Convertible debentures that were issued in the issuing company’s functional currency which are unlinked and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

b. Convertible debentures that include embedded derivatives such as convertible debentures linked to the Israeli CPI, are split into two components: a conversion component and a liability (debt) component. The conversion component is a financial derivative and, as such, is measured upon initial recognition at fair value while the difference between the consideration received for the convertible debentures and the fair value of the conversion component is attributed to the liability component. Direct transaction costs are allocated between the convertible component and the liability component based on the allocation of proceeds between each component, as described above while the portion allocated to the conversion component is recognized immediately in profit or loss.

After initial recognition, the conversion component is accounted for as a financial derivative and measured at fair value at each balance sheet date with changes in fair value recognized in profit or loss. The debt component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost.

8. Investment in non-marketable convertible debentures of an associate

Investment in non-marketable convertible debentures of an associate included (until its redemption, as set forth in Note 9g) two components: the conversion component and the investment in the debt component. At initial recognition, the convertible debentures are separated into two components: the conversion component was initially calculated as a financial derivative according to its fair value. The difference between the consideration paid and the fair value of the conversion component is attributed to the investment in the debt component. Direct transaction costs were allocated between the conversion component and the investment in the debt component based on the allocation of proceeds between each component, and the portion attributed to the conversion component was recognized immediately in profit and loss. After initial recognition, the conversion component was accounted for as a financial derivative and was measured at fair value at each balance sheet date with changes in fair value recognized in profit and loss. The investment in the debt component was accounted for after initial recognition as described above in respect of loans and receivables.

9. Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

10. Put option granted to owners of non-controlling interests

The Group occasionally, in connection with business combinations, grants a cash-settled put option to owners of non-controlling interests to sell part or all of their interests in several subsidiaries during a certain period. On the grant date, provided the Group has determined that it has assumed the risk of loss related to such interests, the non-controlling interests are classified as a financial liability and treated as if they are held by the Group. The Group recognizes at each balance sheet date a financial liability measured based on the estimated present value of the proceeds upon the exercise of the put option or on the fair value of the proceeds determined using the value of the shares at the same time, whatever the terms.

For a put option granted until December 31, 2009, changes in the amount of the liability in subsequent periods, except for the time value that are carried to profit or loss, were recognized in goodwill. For a put option granted after January 1, 2010, changes in the amount of the liability are recognized in profit or loss.

If the option is exercised in subsequent periods, the proceeds from the exercise are treated as settlement of the liability. If the option expires, its expiration is treated as a transaction with non-controlling interests as described below in which a sale of non-controlling interests occurs while derecognizing the liability.

11. Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

12. Loans granted for purchase of Company shares

Recourse type loans which were granted to the Company’s employees to purchase Company shares are presented as a deduction from equity attributable to equity holders of the Company since these loans are accounted for as shares that have already been issued but not yet paid.

13. Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

14. Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

1. Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. Evidence of impairment includes indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss carried to profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset’s original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is recognized as profit or loss up to the amount of any previous impairment.

2. Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes a significant or prolonged decline in the fair value of the asset below its cost and examination of changes in the technological, market, economic or legal environment in which the issuer operates. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost (less any previous impairment losses) and the fair value — is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In subsequent periods, reversal of impairment loss is not recognized as profit or loss but rather is recognized as other comprehensive income, until derecognition.

For debt instruments classified as available-for-sale financial assets, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. Evidence of impairment includes indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. Where there is evidence of impairment, the cumulative loss — measured as the difference between the acquisition cost (less principal payments, amortizations using the effective interest method and previous impairment losses) and the fair value — is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is credited to profit or loss up to the amount of any previous impairment.

m. Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross currency swaps (“swap”), forward contracts and Interest Rate Swaps (“IRS”) to hedge its risks associated with changes in interest rates, changes in Israeli CPI and fluctuations in foreign exchange rates. Such derivative financial instruments are initially recognized at fair value and attributable transaction costs are carried to profit and loss when incurred. Derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of IRS contracts is determined, among others, by reference to future interest quotations (interest curves). The fair value of certain swap contracts are determined by valuation techniques based on expected interest curves and discount rates that are deemed to be the market interest as of the balance sheet date.

For the purpose of hedge accounting, hedges are classified as:

•	cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•	hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss.

If the forecasted transaction is no longer expected to occur, amounts previously recognized as other comprehensive income are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in profit or loss.

n. Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets granted, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of business combinations that occurred starting from January 1, 2010, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. With respect to business combinations that occurred until December 31, 2009, the non-controlling interests were measured at their relative share of the fair value of the acquiree’s net identifiable assets. As for business combinations that occurred starting from January 1, 2010, the direct costs relating to the acquisition are carried immediately as an expense in the income statement. As for business combinations that occurred until December 31, 2009, these costs were recognized as part of the acquisition cost.

On the acquisition date, the existing assets and liabilities are reclassified and redesignated in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, except for lease contracts that have not been modified on the acquisition date and whose classification as finance or operating leases is therefore not reexamined.

Starting from January 1, 2010, in a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Until December 31, 2009, in business combinations achieved in stages, assets, liabilities and contingent liabilities of the acquired entity were measured at fair value at the business combination date, with the difference between their fair value upon acquisition prior to the business combination date and their fair value upon the date of business combination, charged to other comprehensive income. The revaluation reserve created with respect to these revaluations is transferred to retained earnings when the item for which it had been created is written down or derecognized, whichever is earlier.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a Gain from bargain purchase in profit and loss upon acquisition.

In business combinations achieved in stages that occurred until December 31, 2009, each tranche was treated separately to determine the goodwill upon obtaining control.

After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized. As for testing the impairment of goodwill, see t(1) below.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

•	derecognizes the subsidiary’s assets (including goodwill) and liabilities;

•	derecognizes the carrying amount of non-controlling interests;

•	recognizes the fair value of the consideration received;

•	with respect to loss of control effective January 1, 2010, recognizes the fair value of any outstanding investment and with respect to loss of control that occurred until December 31, 2009, derecognizes the relative portion of the sold investment, while recognizing profit or loss, and the outstanding investment is treated using proportionate consolidation method (according to IAS 31), equity method (according to IAS 28) or as a financial asset (according to IAS 39), as applicable;

•	recognizes any resulting difference (surplus or deficit) as gain or loss; and

•	with respect to loss of control effective January 1, 2010, carries the components previously recognized in other comprehensive income in the same manner that would have been required had the Company directly realized the respective assets or liabilities.

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

o. Investments in associates

Associates are companies in which the Group has significant influence over the financial and operating policies without having control.

The investment in associates is accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates. The equity method is applied until the loss of significant influence or classification of the investment as non-current asset held-for-sale.

Goodwill relating to the acquisition of associates is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates’ net identifiable assets. After initial recognition, goodwill is measured at cost and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain in profit or loss (gain from bargain purchase).

Profits and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associates.

The financial statements of the Company and of the associates are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

Until December 31, 2009, an increase from significant influence to joint control is treated similarly to acquisition of additional rights in associates.

p. Investment property

An investment property is property (land or a building or both) held by the owner (lessor under an operating lease) or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property.

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent valuers who hold a recognized and relevant professional qualification and by the Group’s management. For further details refer to Notes 12 and 13.

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

q. Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Buildings	2-3.33	(mainly 2)%
Building systems	6.67-8.33	(mainly 8.33)%
Motor vehicles	15
Computers, office furniture and equipment	6-33
Leasehold improvements	see below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

Each part of an item of fixed asset with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

The useful life, depreciation method and the residual value of an asset are reviewed at least each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset is recognized in profit or loss in the period of the derecognition.

Buildings for senior housing facilities are a class of fixed assets that is measured at revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Depreciation is recognized in profit or loss on the basis of the revalued amount. Revaluations are performed frequently enough to ensure that the carrying amount does not significantly differ from the value that would have been determined as fair value on balance sheet date. Revaluation of fixed assets is carried to other comprehensive income as a revaluation reserve net of tax effect. The revaluation reserve is transferred directly to retained earnings when the asset is derecognized. For further details on buildings for senior housing facilities refer to Note 15b.

r. Intangible assets

Intangible assets acquired in a business combination are recognized at the fair value at the acquisition date. After initial recognition, intangible assets are measured at their cost less any accumulated amortization and accumulated impairment losses, if any.

According to management’s assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method (refer to Note 16) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and amortization method are reviewed at least at each financial year end. Changes, if any, in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively as a change in accounting estimate.

s. Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

Finance leases — finance leases transfer to the Group, as a lessee, substantially all the risks and benefits incidental to ownership of the leased asset.

Operating leases — the Group as lessee:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Operating leases — the Group as lessor:

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement, except those relating to investment property which are carried to profit or loss, are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income. As for rental income, see y below.

t. Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

Impairment losses of assets previously revalued where the revaluation was recognized in other comprehensive income are recognized as other comprehensive loss up to the amount of any previous revaluation surplus and the remaining loss, if any, is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss. A reversal of an impairment loss of a revalued asset is recognized in other comprehensive income except for a reversal of impairment loss previously recognized in profit or loss which is also recognized in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1. Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that an impairment has occurred.

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill and then to other fixed assets of the unit. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For changes in accounting policies due to amendments in IAS 36 see note 2a.

2. Investments in associates

After application of the equity method of accounting, the Group determines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates. The Group determines at each balance sheet date whether there is any objective evidence that the investment in an associate is impaired. Impairment review is carried out for the entire investment, including goodwill attributed to the associate. If there is objective evidence, as above, and the recoverable amount of the investment is lower than its carrying amount, a loss is recognized to the extent of the difference. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

u. Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the balance sheet as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

v. Taxes on income

Taxes on income in the income statement comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity. In such cases, the tax effect is also recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

1. Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date as well as adjustments required in connection with the tax liability in respect of previous years.

2. Deferred taxes

Deferred taxes are provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The amount of deferred taxes in the income statement represents the changes in said balances during the reporting period, excluding changes attributable to items recognized in other comprehensive income or directly in equity.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend have not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability.

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT’s policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group’s interests in the REIT (further details are provided in Note 25c).

In cases where the Group holds single asset entities and the manner in which the Group expects to recover or settle the investment is by selling the equity interests in the single asset entity, rather than the underlying assets, the Group recognizes deferred taxes for temporary differences according to the tax consequences and tax rate that apply to the sale of shares of the investee rather than the underlying assets.

All deferred tax assets and deferred tax liabilities are presented on the statement of financial position as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

w. Share-based payment transactions

The Group’s employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments (“equity-settled transactions”) and certain employees and officers are entitled to cash-settled benefits based on the increase in the Company’s share price (“cash-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model, additional details are given in Note 28.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (“the vesting period”), ending on the date on which the relevant employees become fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or officer at the modification date. If the modification occurs after vesting date, the incremental fair value is recognized immediately. Cancellation of a grant is accounted for as though vested on the cancellation date, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

x. Employee benefit liabilities

The Group has several employee benefit plans:

1. Short-term employee benefits

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2. Post employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee’s services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

y. Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line average basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are deducted and considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term.

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment.

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group’s ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs.

If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable (“zero profit margin” presentation).

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

Dividend and interest income

Dividend income on equity securities not accounted for using the equity method is recognized when the right to receive dividends is established. Interest income on financial assets is recognized on an accrual basis using the effective interest method.

Reporting revenues either on gross basis or net basis

The Group considers whether it is acting as a principal or as an agent in the transaction. In cases where the Group operates as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where the Group operates as a main supplier and retains the risks and rewards associated with the transaction, revenues are presented on a gross basis.

z. Earnings (loss) per share

Earnings (loss) per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only includes shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

aa. Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

bb. Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

As for investment property under development, measurement of these assets at fair value is not affected by the amount of borrowing costs incurred during their development period. However, the Group elects to present items in profit or loss as if borrowing costs had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures for the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

cc. Disclosure of new IFRSs in the period prior to their adoption

IFRS 9 — Financial Instruments

1. In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

•	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, a company may designate a debt instrument that meets both of the conditions set forth above to fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”) that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in profit or loss or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income will not be later classified to profit or loss). Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be done with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

2. In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss, meaning the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability at fair value whereby the amount of the adjustment to the liability’s fair value — attributed to changes in credit risk — will be recognized in other comprehensive income. All other fair value adjustments will be recognized in the income statement. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, liabilities in respect of certain unquoted equity instrument derivatives can no longer be measured at cost but rather only at fair value.

The amendments will be effective starting January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by restating comparative data, subject to the exemptions provided by the amendments.

The Company is examining the Standard and is currently unable to estimate its impact on the financial statements.

IAS 12 — Income Taxes

The amendment to IAS 12 relates to the recognition of deferred taxes for investment property measured at fair value. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment will be adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012. Early adoption is permitted.

The Company estimates that the amendment will result in a decrease to deferred tax liability, but is currently unable to estimate the amount.

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, IFRIC 19 (the “Interpretation”) was published, stipulating the accounting treatment of transactions where financial liabilities are discharged by issuing equity instruments. Pursuant to the Interpretation, equity instruments issued to replace debt shall be measured at the fair value of the equity instruments issued, if this may be reliably measured. If the fair value of equity instruments issued may not be reliably measured, then the equity instruments should be measured at fair value of the financial liability discharged upon the date of discharge. The difference between the balance of the discharged liability on the financial statements and the fair value of equity instruments issued is recognized on the income statement.

The Interpretation is applicable to annual reporting periods starting on or after January 1, 2011. Early adoption is permitted.

IFRS 7 — Financial Instruments: Disclosure

The amendment to IFRS 7 (the “Standard”) clarifies the disclosure requirements prescribed by the Standard. The Standard highlights the connection between the quantitative and qualitative disclosures and the nature and scope of the risks arising from financial instruments. The disclosure requirements regarding securities held by the Company have been minimized and the disclosure requirements regarding credit risk have been revised. The amendment will be adopted retrospectively in the financial statements for periods starting from January 1, 2011. Early adoption is permitted.

IFRS 3 Business Combinations

Each identifiable asset and liability is measured at its acquisition-date fair value. Any non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership instruments’ non-controlling interest’s proportionate share in the recognized amounts of the acquiree’s net identifiable assets. All other components of non-controlling interests shall be measured at their acquisition-date fair values, unless another measurement basis is required by IFRS. The amendment is applicable to annual reporting periods starting on or after July 1, 2010. Early adoption is permissible.

dd. Retrospective adjustment in cash flows statements

Following the revision to IAS 7, the Company retrospectively adjusted the manner of presentation of transactions with non-controlling interests that did not result in loss of control to financing activity in lieu of presenting them under certain circumstances in investment activity.

NOTE 3: —	CASH AND CASH EQUIVALENTS

a. Composition:

	December 31
	2010	2009
	NIS in millions

Cash in banks and on hand	751	963
Cash equivalents — short-term deposits	570	1,055

	1,321	2,018

b. Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date — 0% — 1.25%).

c. The deposits earn annual interest at the rate of 0.1% — 4%, based on the respective term of the deposits.

d. As for the linkage basis of cash and cash equivalents, refer to Note 37.

NOTE 4: —	SHORT-TERM INVESTMENTS AND LOANS

a. Composition:

	December 31
	2010		2009
	NIS in millions

Marketable securities designated at fair value through profit or loss
Shares	50		—	*)
Debentures	—	*)	—	*)
Participation certificates in trust funds	8		21

	58		21

Loans
Partners of ATR in investment properties under development projects(1)	10		52
Associates of ATR	—		56
Other loans	3		—
Current maturities of long-term loans (Note 10a(3))	17		—

	30		108

Deposits
Restricted cash in banks(2)	40		21
Bank deposits(3)(4)	117		56
Restricted deposits(5)	49		59
Purchase contracts deposits	18		—

	224		136

	312		265

*)	Represents an amount less than NIS 1 million.

(1)	Euro-denominated, unsecured loan which bears annual interest rate of 2.95%, linked to the one month Euribor interest rate.

(2)	Restricted cash in banks pledged with respect to construction of buildings, , bears annual interest rate of 0.11%-4%.

(3)	Bank deposits earning annual interest at the rate of 0.15%-0.38% based on the respective term of the deposits.

(4)	Deposit used to secure a bank loan, amounting to NIS 59 million bearing annual interest rate of 1.9%.

(5)	Deposits used as collateral for providing guarantees on behalf of ATR. The deposits bear annual interest at the rate of 0.13% — 0.38%.

b. As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 5: —	TRADE RECEIVABLES

a. Composition:

	December 31
	2010	2009
	NIS in millions

Open accounts(1)	176	156
Checks receivable	9	6
Receivables for construction contracts(2)	159	111

Total	344	273

(1) Net of allowance for doubtful accounts (see e below)	57	60

(2) Receivables for construction contracts
Costs incurred plus recognized profits	1,396	1,250
Less — progress billings	1,237	1,139

	159	111

b. Trade receivables are non-interest bearing. As for the linkage basis of trade receivables, refer to Note 37.

c. In 2010 and 2009, the Group had no material tenant who contributed more than 10% to total rental income.

d. There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the balance sheet dates.

e. Movement in allowance for doubtful accounts:

	December 31
	2010	2009
	NIS in millions

At the beginning of the year	60	26
Charge for the year	35	21
Release for the year	(5)	—
Write down of accounts	(28)	(11)
Newly consolidated company	—	23
Exchange differences	(5)	1

At the end of the year	57	60

NOTE 6: —	OTHER ACCOUNTS RECEIVABLE

a. Composition:

	December 31
	2010	2009
	NIS in millions

Government authorities*)	96	89
Prepaid expenses	83	84
Receivables from sale of real estate	13	9
Employees	4	2
Interest and dividends receivable from associate	—	6
Advances to suppliers	5	6
Current maturities of long-term loans (Note 10a)	17	40
Others	27	42

	245	278

*)	Primarily consists of prepaid expenses with respect to municipal taxes and indirect taxes receivable.

b. As for the linkage basis of other accounts receivable, refer to Note 37.

NOTE 7: —	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a. Inventory comprises of land and buildings under construction which, in part, are constructed with the partners of the Group in the projects.

Balances of inventory of buildings and apartments for sale and advances from customers and apartment buyers by primary countries are as follows:

	Inventory of
	Buildings and Apartments		Advances from Customers and
	for Sale		Apartment Buyers
	December 31		December 31
	2010	2009	2010		2009
	NIS in millions

Israel	179	143	45		49
Poland	176	230	13		24
Bulgaria	16	32	—	*)	—	*)
Others	12	14	22		19

Total	383	419	80		92

*)	Represents an amount of less than NIS 1 million.

b. Composition of apartment inventory:

	December 31
	2010	2009
	NIS in millions

Land and apartments under construction	357	369
Completed apartments	26	50

	383	419

c. Write down of inventory:

Inventory write down to net realizable value charged to cost of revenues in 2010 and 2009 amounted to NIS 1 million and NIS 1 million, respectively.

d. Details on sale contracts signed by the Group (100%):

During 2010, the Group signed 250 sale contracts (2009 — 264 contracts), with total consideration estimated at NIS 355 million (2009 — NIS 221 million).

In addition, until December 31, 2010, the Group signed 867 sale contracts on a cumulative basis, with total consideration estimated at NIS 868 million. These sale contracts include projects yet to be completed as of December 31, 2010, or projects for which revenues had not been recognized yet as of that date.

e. Cost of inventories includes capitalized borrowing costs in the amount of NIS 3 million and NIS 3 million, as at December 31, 2010 and 2009, respectively.

f. As for charges, refer to Note 29.

NOTE 8: —	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a. Composition of assets held for sale:

	December 31
	2010	2009
	NIS in millions

Investment property	197	741
Lands	9	2
Cash and cash equivalents	27	—
Other	18	5

	251	748

Balance of assets held for sale is primarily due to the sale of ATR’s interest in an entity which owns a shopping center in Turkey.

b. Liabilities attributable to assets held for sale comprise of trade and other payables due to the sale of ATR’s interest in an entity which owns a shopping center in Turkey, as aforementioned.

c. As for charges, refer to Note 29.

NOTE 9: —	INVESTMENTS IN INVESTEES

a. Composition of the investment in associates:

	December 31
	2010	2009
	NIS in millions

Cost of investment	63	56
Accumulated losses	(40)	(40)
Dividends received	(3)	(2)
Other capital reserve	— *)	1

	20	15
Loans(1)(2)	97	30

	117	45

*)	Represents an amount of less than NIS 1 million.

Loans

(1)	A loan of approximately NIS 23 million is linked to the Israeli CPI and bears no interest. A loan of approximately NIS 24 million is linked to the Israeli CPI and bears 10% annual interest.

(2)	A loan granted by ATR to its associate amounting to € 35.2 million (in the consolidated accounts NIS 50 million), bears 6.7% annual interest, is payable in 2013 and is secured by land mortgage.

b. Summarized information from the financial statements of the associates:

	December 31
	2010	2009
	NIS in millions

Group’s share of the associates’ balance sheets based on the share of interests held at the balance sheet date:
Current assets	10	5
Non-current assets	200	150
Current liabilities	(19)	(4)
Non-current liabilities	(171)	(136)

Net assets	20	15

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Group’s share of the associates’ operating results based on the share of interests held during the year:
Revenues	21	367	46

Net income (loss)	2	(268)	(86)

c. Investment in EQY (subsidiary)

1. As of December 31, 2010, the Group’s share in EQY’s voting rights is 45.2%. The Company owns through subsidiaries (net of non-controlling interests) approximately 40.9% (40.0% on a fully diluted basis) of the share capital of EQY. EQY’s shares are listed for trading on the New York Stock Exchange. The market price of EQY shares as of December 31, 2010 was US$18.18 and close to the date of the approval of the financial statements — U.S.$16.65. As of December 31, 2010, EQY has approximately 102.3 million shares outstanding.

For the purchase of EQY shares and a public offering by EQY subsequent to the reporting date, refer to Notes 40e and 40f.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, refer to Note 2c.

2. Share options of EQY outstanding as of December 31, 2010:

			Number of Share
	Average Exercise	Expiration	Options in
Series	Price Per Share	Date	Thousands

Options to employees and officers*)	$20.73	2011-2021	3,346

*)	Includes all of the share options granted to employees and officers, including 1,189 thousand options that are unvested. It also includes share options which were granted as part of the employment contract between the Company’s Chairman of the Board and EQY, refer to Note 38c(2).

3. EQY has issued restricted shares to directors, officers and employees (including to the Company’s Chairman of the Board, refer to Note 38c(3)). As of December 31, 2010, the share capital of EQY includes 1,247 thousand shares that are unvested.

4. As of December 31, 2010, EQY is the general partner in a partnership which acquired an income producing property. The partners in this partnership have the right to exchange their partnership units for 94 thousand shares of EQY.

5. In April 2009, EQY completed a public offering and sale of 6.7 million shares at a price of US$14.3 per share. As part of the offering, EQY issued an additional 2.5 million shares to a wholly owned subsidiary of the Company at the public offering price. EQY received net proceeds from the offering of approximately US$126.2 million (approximately NIS 529 million). As a result of this offering, the Group’s interest in EQY decreased to 44.1% and the Group recognized a loss of approximately NIS 7 million due to the decrease in the interest in EQY.

6. During 2009, EQY repurchased approximately 0.5 million of its shares in consideration of approximately US$5.4 million (approximately NIS 22 million).

7. In March 2010, EQY completed a public offering of 4.83 million shares (including 630 thousand shares granted as an option to the underwriters), in return for a net consideration of US$87.6 million. EQY also sold 0.5 million shares and 0.1 million shares to a wholly-owned subsidiary of the Company and to GAA, respectively, for consideration of US$11 million. As a result of the issuance and the sale, the Company’s share in EQY decreased to 44% and the Group recognized a NIS 34 million capital increase, which was charged to the capital reserve from transactions with non-controlling interests.

8. In December 2010, EQY completed a public offering of 9.2 million shares (including 1.2 million shares granted as an option to the underwriters), in return for a net consideration of US$154 million. EQY also sold 0.8 million shares and 0.1 million shares to a wholly-owned subsidiary of the Company and to GAA, respectively, for consideration of US$15.2 million. As a result of the issuance and the sale, the Group’s interest in EQY decreased to 40.9% and the Group recognized a NIS 73 million capital increase, which was charged to the capital reserve from transactions with non-controlling interests.

9. In May 2010 EQY entered into an agreement for the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Capital Shopping Centers Group PLC (“CSC”). On the closing date that occurred after the reporting period, on January 4, 2011, CapCo held 13 income-producing properties in California with a total area of 240 thousand square meters, comprised of shopping centers, offices, residential buildings and medical office buildings. On the closing date, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. Furthermore, a 78% interest in the Joint Venture, which consists of approximately 70% of the Class A Joint Venture shares and all of the Class B Joint Venture shares were allocated to EQY in exchange for the issuance of a US$600 million promissory note. Class B shares were allocated to EQY as a preferred return instrument. In addition, 4.1 million shares of EQY’s common stock were allocated to LIH in exchange for an assignment of a US$67 million CapCo’s promissory note. Moreover, EQY allocated to LIH one class A share which was converted in June 2011 according to its terms, into 10,000 shares of EQY’s common stock and which under certain limitations confer upon LIH voting rights in EQY, according to its holdings in the Joint Venture’s Units. A mortgage-secured debt amounting to approximately US$243 million (net of U.S.$84.3 million which was repaid in cash by EQY), bearing annual weighted average interest of 5.7%, was assigned to the Joint Venture within the framework of the transaction. Upon the closing of the transaction, the Group’s interest in EQY’s voting rights reached 38.8% (including all of EQY shares held by GAA) and 39.3% economic rights in EQY’s share capital (calculated net of non-controlling interests in GAA). On the closing date, LIH held a 3.85% interest in EQY’s share capital and 13.16% in EQY’s voting rights.

In addition, the Company (through its subsidiaries holding EQY shares; “Gazit”) has entered into a shareholders’ agreement with LIH and CSC (together — the “Liberty Group”) and EQY, which came into effect for a 10 year period on the transaction closing date, which establishes among other things the following terms: (a) Gazit shall support the appointment of one director recommended by the Liberty Group (up to 45% of EQY’s share capital held by Gazit), while the Liberty Group undertook to support the appointment of directors recommended by Gazit; (b) the Liberty Group granted Gazit a right of first offer in the event that EQY shares or the Joint Venture Units are sold, to the extent that this right is not exercised by EQY; (c) the Liberty Group was granted a tag-along right in the event of a Group transaction that involves any change in control of EQY; and (d) the Liberty Group undertook to abstain from taking actions that may constitute an attempt to acquire control of EQY, and undertook not to purchase EQY securities above the agreed-upon threshold.

The shareholders’ agreement is in effect until the earlier of the following: 10 years starting from the engagement date; the date Gazit’s holdings decrease below 20% of the issued share capital of EQY; the date the Liberty Group’s holdings in EQY decrease below 3%.Following the closing of the transaction, the Company will continue to consolidate EQY accounts, due to effective control over EQY.

After the reporting date, EQY executed a provisional allocation of the cost of the acquisition to the identifiable net assets of CapCo. Presented below is the fair value of the identifiable assets and liabilities of

CapCo at the acquisition date, after being retroactively adjusted following the measurement period adjustment of the fair value of the identifiable assets and liabilities, as permitted pursuant to the provisions of IFRS 3:

		Measurement
	Provisional	Period
	Allocation	Adjustment	Fair Value
	NIS in millions

Cash and cash equivalents	92	—	92
Assets held for sale	465	—	465
Other current assets	14	—	14
Investment property and other non-current assets	1,770	21	1,791

	2,341	21	2,362

Current liabilities	(302)	(9)	(311)
Deferred taxes(2)	(139)	(2)	(141)
Other non-current liabilities	(925)	—	(925)

	(1,366)	(11)	(1,377)

Net assets	975	10	985
Goodwill (gain from bargain purchase)(3)	(63)	85 *)	22

Total acquisition cost(1)	912	95	1,007

*)	Including correction of an error, see details below.

(1)	The total acquisition cost amounting to U.S.$279.8 million (NIS 1,007 million) is comprised of the issuance of 4.1 million shares of EQY’s common stock valued at U.S.$73.7 million (NIS 265 million) (according to EQY’s share price on the issuance date of U.S.$18.15) and the fair value of the 11.4 million Units presented as non-controlling interest in CapCo, which was estimated by reference to the amount LIH would be entitled to receive upon redeeming its Joint Venture Units for shares of EQY (“Units’ fair value”).

The Units’ fair value was first estimated at U.S.$15.83 per share, or U.S.$179.8 million (NIS 647 million) in aggregate, representing a 12.8% discount on EQY’s share price, mainly due to the restriction on transferability imposed on the Units and the probability that the Units would not be redeemed for EQY shares for at least five years due to tax obligations, which EQY erroneously believed needed to be taken into account in the valuation.

After performing a reexamination of this matter and conducting consultations with its professional advisors, EQY came to the conclusion that the Units’ fair value needed to be calculated without any component of “discount” on EQY’s share price. Hence, the interim financial statements for the six month period ended 30 June, 2011 and for the three months ended on March 31, 2011 were restated to reflect the estimation of the Units’ fair value at EQY’s closing share price on the date of closing the transaction, namely U.S.$18.15 per Unit, or U.S.$206.1 million (NIS 742 million) in aggregate.

(2)	The deferred tax liability solely represents the tax effect in the Company’s share in the temporary difference between the fair value and the tax base of CapCo’s net identifiable assets, which was recorded only at the Company level, due to the fact that EQY and CapCo are REITs for tax purposes, and as such they do not provide for deferred taxes in their financial statements.

(3)	Prior to correcting the aforementioned error, the gain from bargain purchase recognized in 2011, in the amount of NIS 63 million, was fully allocated to the non-controlling interests, since the portion allocable to the Company had been eliminated by the provision for deferred taxes as discussed in (2) above. Following the correction of the error and the measurement period adjustment, goodwill in an amount of NIS 22 million has been recorded in the statement of financial position, which has been allocated in full to the equity holders of the Company, after creating the provision for deferred taxes discussed in (2) above and after setting off amount of NIS 66 million bargain purchase gain which had been allocated to the non-controlling interests.

10. Investment in DIM

As of December 31, 2008, EQY held approximately 4.0 millions of DIM Vastgoed N.V. (“DIM”) shares, representing approximately 48% of DIM’s share capital. DIM was incorporated in the Netherlands, and was listed for trading on the Euronext Stock Exchange in Amsterdam, the Netherlands until August 2010.

Due to EQY’s lack of ability to gain significant influence over DIM, the investment in DIM was accounted for as available for sale financial asset in accordance with IAS 39 and hence measured at fair value (based on market share value) which amounted to US$31.8 million.

On January 14, 2009 (“closing date” or “acquisition date”), EQY entered into an agreement with Homburg Invest Inc. (“Homburg”) to acquire approximately 2,004 thousand Ordinary shares of DIM as follows: at closing Homburg transferred to EQY approximately 1,238 thousand Ordinary shares of DIM in consideration for the issuance by EQY of approximately 866 thousand shares (representing an exchange ratio of 0.7). On such date, EQY obtained voting rights with respect to another 766 thousand Ordinary shares of DIM (the “additional shares”) which Homburg has an option to acquire on October 1, 2010 and which conferred it voting rights. Subject to fulfillment of certain conditions by January 1, 2011, EQY has undertaken to acquire from Homburg the additional shares in consideration for the issuance by EQY of approximately 537 thousand Ordinary shares. Subsequent to this transaction, EQY had a voting interest of approximately 74.6% in DIM. Commencing from the closing date, EQY consolidates the accounts of DIM in its financial statements since its holdings in DIM confer control to EQY.

EQY accounted for the undertaking to acquire the additional shares as if it was exercised on the date that control was obtained. Accordingly, EQY recognized an obligation to issue additional shares to Homburg as part of the cost of acquisition.

The transaction was accounted for using the step acquisition method, whereby the Company’s share in the identifiable assets and liabilities of DIM has been remeasured at fair value on the acquisition date when control was obtained with a corresponding increase in equity recognized as other comprehensive income of approximately NIS 3 million (the Company’s share net of income taxes).

Also, the Company recognized directly in equity its share in DIM’s equity attributed to the previously held interest in DIM (48%) of approximately NIS 8 million (the Company’s share net of income taxes). The financial statements include the results of DIM commencing from the acquisition date. During 2009, DIM contributed approximately NIS 161 million to revenues and incurred a net loss of approximately NIS 189 million (the Company’s share in the loss was approximately NIS 64 million).

EQY allocated the cost of the acquisition to the identifiable net assets of DIM. The fair value of the identifiable assets and liabilities of DIM and the corresponding carrying amounts at the acquisition date are as follows:

		Carrying
	Fair Value	Amount
	NIS in millions

Cash and cash equivalents	8	8
Other current assets	18	21
Investment property	1,655	1,655
Other non-current assets	35	35

	1,716	1,719

Current liabilities	261	258
Non-current liabilities	976	1,050
Non-controlling interests	130	—

	1,367	1,308

Net assets acquired	349	411

Gain from bargain purchase	(20)

Total cost of acquisition	329

The total cost of the business combination was approximately NIS 329 million and comprised of the carrying amount in EQY of the former investment of EQY in DIM of approximately NIS 241 million (at fair value as mentioned above), issuance of Ordinary shares of EQY with a fair value of approximately NIS 51 million and an amount of approximately NIS 37 million representing a contingent obligation to issue additional shares.

In February 2010, EQY exercised its right to purchase an additional 766 thousand shares of DIM in exchange for the issuance of 537 thousand EQY Ordinary shares. EQY also issued a purchase offer for the remaining DIM shares owned by the public, at a cash price of US$7.3 per share. During 2010, the purchase offer was completed for approximately 1,871 thousand DIM shares in return for approximately US$13.4 million (including shares purchased on the stock exchange), and EQY’s share in DIM increased to

97.4% as of December 31, 2010. EQY is seeking to carry out a forced purchase of the remaining publicly-held DIM shares, for the purpose of delisting DIM shares from trade on the Amsterdam Stock Exchange. In July 2010, a request to approve the forced purchase was submitted to the authorities in the Netherlands.

d. Investment in FCR (subsidiary):

1. As of December 31, 2010, the Company owns, through subsidiaries, approximately 48.8% (48.8% on a fully diluted basis) of the share capital of FCR. FCR’s shares are listed for trading on the Toronto Stock Exchange. The market price of FCR shares as of December 31, 2010 was C$15.11 and close to the date of the approval of the financial statements — C$17.26. As of December 31, 2010, FCR has approximately 163.5 million shares outstanding.

On May 27, 2010, FCR completed a split of its ordinary shares, by a ratio of 3.2 shares to 2 shares. The information presented below regarding the amount of FCR shares and prices per share is adjusted in order to reflect the post split data, unless otherwise mentioned.

The Company consolidates FCR in its financial statements, although its ownership interest in FCR is less than 50%, due to effective control over FCR, refer to Note 2c.

2. FCR’s share options outstanding as of December 31, 2010:

	Average			Number of
	Exercise Price		Expiration	Options
Series	per Share		Date	(in thousands)

Share options to employees and officers in FCR and to the property management company*)	C$	14.25	2011-2021	5,463

*)	Includes all of the share options granted to employees and officers of FCR, (including share options granted to the Company’s Chairman of the Board and the Executive Vice Chairman of the Board, refer to Notes 38c(3) and 38c(5)). These options include 2,288 thousand unvested share options.

3. FCR operates a plan for the granting of restricted units to directors and officers, which are convertible at no consideration into Ordinary shares of FCR. As of December 31, 2010, of the 2,480 thousand units which FCR has undertaken to grant, 1,426 thousand units had been granted under the plan. Regarding restricted units granted to related parties, refer to Notes 38c(3) and 38c(5). As of December 31, 2010, 623 thousand units are outstanding.

4. In August 2009, FCR completed a public offering of 3.45 million units (including 450 thousand units granted to the underwriters). Each unit consists of 1.6 Ordinary shares and one warrant to purchase two-thirds of an Ordinary share of FCR at a price of C$17.10 per unit. The total proceeds amounted to approximately C$59 million (approximately NIS 206 million). The warrants were exercisable until October 29, 2010 at an exercise price of C$10.96 per share, subject to adjustments. A wholly-owned subsidiary of the Company purchased 600 thousand units in return for C$10.3 million. As a result of this offering, the Company’s interest in FCR decreased to approximately 50.7% and the Company recognized a loss of approximately NIS 7.4 million due to the dilution in holding rate.

During 2010, 2,301 thousand warrants were exercised for 3,681 thousand FCR Ordinary shares in consideration for C$40.3 million, including 402 thousand warrants that were exercised by the Group into 643 thousand FCR shares.

5. On August 14, 2009, FCR completed the distribution to its shareholders of a special dividend-in-kind of its shares in the subsidiary, GAA. In accordance with the resolution of FCR, each holder of 10 FCR shares (prior to the share split) received one GAA share. The recognition date for distribution was July 28, 2009. Refer also to section e. below.

6. In June 2010, FCR completed a public offering of 3,485 thousand Ordinary shares for a gross consideration of C$50 million. A wholly-owned subsidiary of the Company purchased 697,000 shares in return for C$10 million. As a result of the issuance, the Company’s holdings in FCR decreased to 49.6%, and the Company recognized a capital increase charged to capital reserve from transactions with non-controlling interests, in the amount of NIS 13 million. In July 2010, the offering’s underwriters exercised an option granted to them as part of the offering, for the issuance of 200,000 shares in return for C$2.9 million.

e. Investment in GAA (subsidiary)

1. As of December 31, 2010, the Company owns, through wholly-owned subsidiaries, approximately 69.5% (70.4% on a fully diluted basis) of the share capital of GAA. GAA’s shares are listed for trading on the Toronto Stock Exchange commencing from the date of its distribution by FCR as above. The market price of GAA’s shares as of December 31, 2010 was C$5.64 and close to the date of the approval of the financial statements — C$4.41. As of December 31, 2010, GAA has approximately 15.5 million shares outstanding.

2. GAA’s share options and warrants outstanding as of December 31, 2010:

				Number of Options
	Average Exercise		Expiration	and Warrants (in
Series	Price per Share		Date	thousands)

Marketable warrants (see 5 below)	C $	6-7	2015	2,690
Share options to directors and officers in GAA*)	C $	6.56	2020	938

*)	Including options granted to the Company’s executive vice chairman of the Board and to the Company’s President, for further details refer to Notes 38c(6) and 38c(8). As of December 31, 2010, all share options are unvested.

3. GAA operates a plan for the granting of deferred share units (“DSU”) to directors, which are convertible at no consideration into ordinary shares of GAA, as a substitute to cash director’s remuneration. As of December 31, 2010, of the 100 thousand units which GAA has undertaken to grant, 55 thousand units had been granted under the plan (refer also to Notes 38c(6) and 38c(8)). DSU’s vest when the holder ceases to be a director of GAA.

4. As of December 31, 2010, GAA, through its wholly-owned subsidiaries, owns approximately 14.3 million shares of EQY, representing approximately 14.0% of the outstanding share capital of EQY. GAA has outstanding debt secured by the aforementioned EQY shares amounting to US$111 million and other liabilities, including debt to FCR, amounting to US$36 million.

GAA shares owned by FCR were distributed as a dividend-in-kind, as described in section d.5 above. Prior to the distribution of the dividend in kind, GAA acquired from Gazit Canada the entire share capital of ProMed Properties (CA) Inc. which at the acquisition date owned two medical office buildings located in Canada, for consideration of C$17.2 million. The consideration was settled through the issuance of 3.6 million shares of GAA to Gazit Canada. Following completion of the distribution of the dividend-in-kind, the Company owned, through wholly-owned subsidiaries, 65.5% of the share capital of GAA.

5. In August 2010, GAA completed a public offering of rights to purchase up to 2.7 million units, for C$5 per unit. Each unit is comprised of one Ordinary share and one warrant entitling the holder to purchase one share by September 13, 2010 (the “Units”). The warrants are exercisable for an exercise price of C$6 until November 30, 2013 and for C$7 until November 30, 2015. The Company, through wholly-owned subsidiaries, purchased 2.03 million Units in return for C$10.3 million as part of the issuance and during the trade on the Toronto Stock Exchange. As a result, the Company’s holdings in GAA increased from 66% to 69.5%.

6. As for the rights offering announced by GAA in March 2011 and its execution, refer to Note 40g.

f. Investment in CTY (subsidiary)

1. As of December 31, 2010, the Company owns approximately 47.3% (47.9% on a fully diluted basis) of the share capital of CTY. CTY’s shares are listed for trading on the Stock Exchange in Helsinki, Finland (OMX). The market price of CTY shares as of December 31, 2010 was € 3.08 and close to the date of the approval of the financial statements — € 2.33. As of December 31, 2010, CTY has 224.6 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, refer to Note 2c.

2. The share options of CTY outstanding as of December 31, 2010:

			Number of Share
	Exercise Price	Expiration	Options (in
Series	per Share	Date	thousands)

Options to employees and officers (2004 series)*)	€4.22	2011	1,050

*)	The exercise price is adjusted for the issuance of shares and reduced by 50% of any dividends per share, but not less than the par value per share (€ 1.35).

As of December 31, 2010, all share options are fully vested.

3. CTY operates a share-based remuneration plan for its key employees, which can be settled in shares and/or in cash, and includes performance-based targets. The maximum number of shares to be granted under the plan is 429 thousand. As of December 31, 2010, the total number of shares issued pursuant to this plan is 112 thousand shares, and an additional 57 thousand shares have been issued in lieu of cash remuneration.

4. During 2009, the Company purchased approximately 9.9 million shares of CTY on the stock exchange for consideration of approximately NIS 77.5 million and the Company recognized a gain from bargain purchase in the amount of NIS 108 million.

5. In September 2010, CTY completed the issuance of 22 million ordinary shares to institutional investors in Finland, at a price of € 2.87 per share and for an overall return of € 63.1 million (NIS 315 million). 10 million out of 22 million of CTY shares were acquired by the Company in return for € 28.7 million (NIS 143 million). As a result, the Company’s holding in CTY decreased to 47.3% and the Company recognized a decrease of NIS 1.3 million in capital which was charged to the capital reserve from transactions with non-controlling interests.

6. As for the public offering executed by CTY subsequent to the reporting date and the purchase of CTY’s share during the trade, refer to Note 40j.

g. Investment in Atrium European Real Estate Limited (“ATR”) (jointly controlled entity)

As of December 31, 2010, the Company owns, through wholly-owned subsidiaries, approximately 30.0% (29.8% on a fully diluted basis) of the share capital of ATR. The Company proportionally consolidates ATR in its financial statements due to joint control over ATR, as detailed below. ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. The market price of ATR shares as of December 31, 2010 was € 4.37 and close to the date of the approval of the financial statements — € 3.36. As of December 31, 2010, ATR has approximately 372.7 million shares outstanding.

The share options of ATR outstanding on December 31, 2010:

			Number of Share
	Average Exercise		Options (in
Series	Price per Share	Expiration Date	thousands)

Options to employees and officers *)	€2.97	2011 - 2013	5,022

*)	As of December 31, 2010, 977 thousand share options are fully vested.

Additional information about the investment in ATR

On March 20, 2008, the Company entered into a series of agreements for a joint investment in ATR (collectively, the “original investment agreement”) together with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P (Company’s share 54%; CPI share 46%). The transaction was completed on August 1, 2008. ATR, which is incorporated in the Bailiwick of Jersey in the Channel Islands

(“Jersey”), is a property real estate investment company focused on the acquisition and development of supermarket-anchored shopping centers. ATR is engaged in the rental, management and development of shopping centers in 11 countries in Central and Eastern Europe, primarily in Russia, Poland, the Czech Republic, Turkey, Slovakia and Romania.

For shareholder agreements between the Company and CPI (collectively: the “Investors”) regarding the investment in ATR, refer to Note 26a(5).

Description of the original investment agreement in ATR

Pursuant to the original investment agreement, the Investors invested in ATR securities as follows:

1. At the date of closing, € 500 million (the Company’s share — € 270 million) was invested in non-marketable debentures of ATR which are convertible into ATR shares at the conversion price of € 9 per share, subject to the usual adjustments. The debentures bear interest at the rate of 10.75%, which was paid on a quarterly basis. The debentures provided the Investors the right to vote in the general shareholders’ meeting even prior to its conversion into shares.

2. It was provided that ATR would issue rights to its shareholders within six months from closing in the scope of € 300 million, at a price of € 7 per share and if the shareholders do not utilize their rights in full, the investors would acquire the shares covered by the unutilized rights (the “Underwriting Commitment”).

3. The Investors were granted an option to acquire, within six months from the closing date of the aforementioned rights issue, ATR shares at a per share price of € 7 in the total amount of € 200 million, less amounts invested, if and when invested, by the Investors as part of the Underwriting Commitment.

4. Upon closing, the Investors were issued, without additional consideration, warrants to purchase 30 million shares of ATR at an exercise price of € 7 and exercisable over a period of four years from the issue date (the Company’s share — warrants to purchase 16.2 million shares).

According to the original investment agreement, the investors (as part of the articles of incorporation of ATR) received a right to appoint four directors of ATR (out of ten Board members), including the Chairman of the Board of Directors. These rights prevail as long as the scope of their joint investment in ATR (including the aforementioned debentures) does not decrease below € 300 million. The other directors on the Board will be independent directors who are nominated by a committee whose composition is such that the investors have the right to the majority of its members and whose election is approved by the general shareholders meeting. Upon closing, Mr. Chaim Katzman, the Company’s Chairman of the Board, became Chairman of the Board of Directors of ATR.

Also, according to the original investment agreement, provided that the scope of the investment of the joint entity does not decrease below € 200 million, the Investors have extensive participation rights with respect to ATR, including rights regarding the appointment of a CEO for ATR (which is approved by ATR’s Board), the extent of its liabilities, changes in its articles of association, the issuance of securities under certain circumstances, liabilities in excess of € 200 million, approval of other transactions and others.

As of the closing date of the original investment agreement, the investors held 23.8% of the voting rights in ATR (the Company’s share — 14.3%) and 3.9% in ATR paid in capital (the Company’s share — 3.9%).

Additional investment agreement in ATR

On January 13, 2009, the Investors and ATR signed an agreement which was completed on January 30, 2009, that set the terms of the additional investment in ATR. The principal terms are:

1. The planned issuance by ATR of rights amounting to € 300 million was cancelled and the Underwriting Commitment and the Investors’ option to acquire, under certain conditions, additional shares in the amount of € 200 million, were cancelled. ATR issued to the Investors 10.3 million shares at a price of € 7 per share (the Company’s share was approximately 5.6 million shares). This number of shares increased the Investors’ holdings in ATR to approximately 29.9%, which, effectively constituted a partial fulfillment of the Underwriting Commitment. The balance of the Underwriting Commitment was cancelled. The issuance took place on January 30, 2009 in consideration of approximately € 38.9 million par value of convertible debentures of ATR which were issued to the Company in August 2008.

2. Warrants to purchase approximately 25 million shares of ATR (out of 30 million issued to the investors in August 2008) were returned to ATR for no consideration and were cancelled.

3. The Investors undertook not to acquire before August 1, 2009, without ATR’s consent, shares or convertible securities of ATR such that their voting interests in ATR would exceed the percentage that requires investors to submit a purchase offer, if the Austrian takeover regulations were applicable to ATR (namely, over 30%), subject to the terms set in the agreement.

Further, according to the agreement, ATR was to acquire from the Company approximately € 103 million of its debentures (non-convertible) for an amount of approximately € 77.3 million which is the cost incurred by the Company to acquire them, plus accrued interest on the debentures to the date of purchase by ATR. The acquisition was completed on January 30, 2009.

As of the closing date of the additional investment agreement, the Investors held 29.1% of the voting rights in ATR (Company’s share — 19.1%) and 13.9% in ATR paid-in capital (Company’s share — 11.5%).

An agreement to exchange debentures for ATR shares

On September 2, 2009, the investors and ATR entered into an additional agreement, completed and executed on December 1, 2009 (“the exchange agreement”) pursuant to which the investors delivered to ATR the remaining € 427.9 million par value of convertible debentures (the Company’s share is € 231.1 million par value) and the remaining warrants to purchase 4,933 thousand shares of ATR (the Company’s share is 2,664 thousand) that had been issued to them by ATR in August 2008 in exchange for the issuance of approximately 144.9 million shares of ATR (the Company’s share is approximately 79.6 million shares) and for approximately €9.3 million in cash (only to CPI). The parties also agreed as follows:

1. ATR declared a special dividend of € 0.50 per share. In addition, it was agreed that ATR will act to maintain an annual dividend distribution policy of no less than € 0.12 per share to be paid on a quarterly basis, subject to any legal and business considerations. The quarterly and special dividends were paid in December 2009.

2. The agreement determining the Investors’ rights with respect to ATR and ATR’s articles of association were amended in such a manner that the number of items requiring the Investors’ consent for performance by ATR was reduced. Additionally, some matters were added to ATR’s articles of association that require a special 2/3 majority vote in ATR’s general meeting of shareholders.

3. The Investors’ rights regarding the appointment of directors of ATR were amended (including in ATR’s articles of association) such that the investors will be entitled to appoint (out of a board of directors not exceeding ten members) four directors as long as they hold (in aggregate) 80 million shares; three directors as long as they hold 60 million shares; two directors as long as they hold 40 million shares; and one director as long as they hold 20 million shares.

4. It was agreed that the Investors’ rights to appoint the majority of the members of the Board’s nominations committee, which recommends the appointment of the remaining members of the Board, and the appointment of the Chairman of the Board will be maintained as long as the Investors hold, in aggregate, at least 55 million shares.

5. The Investors have undertaken not to take any steps that will lead to the violation of the existing provisions in the terms of the debentures (series 2006) regarding a change in control as long as the balance of the debentures is € 100 million par value or until 20 months from the closing date have elapsed, whichever is earlier. ATR will announce a purchase offer for said debentures at a price equivalent to 95% of their par value, at a total cost of up to € 120 million.

As of December 31, 2010, the Company owns 111.8 million shares of ATR (including 26.6 million shares acquired on the Vienna Stock Exchange), which constitute 30.0% of the share capital and 30.2% of voting rights of ATR. To the best of the Company’s knowledge, CPI owns, as of December 31, 2010, about 72.5 million shares of ATR, representing about 19.4% of the share capital and about 19.6% of the voting rights of ATR.

In 2009, the Company recognized a gain from the increase in its holdings in ATR, amounting to € 116 million (NIS 631 million), due to acquisition of ATR shares on the stock exchange, and due to the issuances of shares in January and December 2009, as described above. This amount includes € 23.2 million (NIS 123 million) from realization of the remainder of the Underwriting Commitment as of December 31, 2008. The Company also recognized in 2009 a gain from the exchange of convertible debentures of ATR in January and December 2009, amounting to €190 million (NIS 1,055 million), which was included in finance income.

The Company accounted for the Underwriting Commitment, the remaining warrants and the conversion component of the debentures until their exercise date, as derivatives measured at fair value through profit or loss. In 2009, the Company recognized a gain of approximately € 15.2 million (approximately NIS 84 million) relating to the remeasurement of the warrants and the conversion component of the debentures.

Commencing from the closing date of the original investment agreement (August 1, 2008), the Company accounted for its investment in ATR in the financial statements using the equity method, since the original investment agreement conferred on the Company significant influence over ATR.

Based on the Investors’ rights based on agreements with ATR and on ATR’s articles of association, as amended pursuant to the exchange agreement described above, and based on of the increase in the Investors’ interest in ATR following the exchange agreement, above the 1/3 threshold in ATR’s voting rights, in a manner that ATR’s articles of association may not be amended without the Investors approval, the Investors jointly control ATR, even though their joint holdings in voting rights in ATR are less than 50%. Since a joint control agreement is in place between the Company and CPI, as described in Note 26a(5), the Company proportionately consolidates ATR in its financial statements beginning at the end of 2009.

The fair values of the identifiable assets and liabilities of ATR and their carrying amounts at the closing date of the exchange transaction (December 1, 2009), according the Company’s share, were as follows:

	Fair	Carrying
	value	amount
	NIS in millions

Cash and cash equivalents	1,262	1,262
Other current assets	255	255
Investment property	2,409	2,409
Investment property under development	1,090	1,090
Other non-current assets	60	118

	5,076	5,134

Current liabilities	194	194
Non-current liabilities	1,068	1,150
Non-controlling interests	20	20

	1,282	1,364

Net assets	3,794	3,770

Investment previously presented at equity	1,386

Net assets acquired	2,408
Gain from bargain purchase	(220)

Total acquisition cost*)	2,188

*)	The cost of the exchange transaction represents the fair value of the debentures and warrants of ATR.

As for lawsuits filed with respect to the investment in ATR, refer to Note 26d.

As for the purchase of ATR shares subsequent to the reporting date during the trade, refer to Note 40l.

h. Investment in Royal Senior Care LLC (“RSC”)

As part of the Company’s investments in the senior housing facilities sector in the United States, a wholly-owned subsidiary of the Company entered into a joint venture partnership (50%) in January 2002 with a third party in two companies (one develops and owns the properties (“RSC Property Company”) and the other manages them) that are accounted for using proportionate consolidation. In September 2008, the Company’s subsidiary signed an agreement to acquire an additional 10% of the share capital of the RSC property company. As a result of this transaction, the Group’s interest in RSC Property Company increased to 60%. The Company continues to proportionately consolidate RSC, since the joint control agreement over RSC is still in effect. As of December 31, 2010 and 2009, the balance of the Company’s investments in these companies, including in equity and loans, amounted to NIS 194 million and NIS 233 million, respectively (refer also to Note 10a(2)).

i. Investment in ProMed Properties Inc. (“ProMed”)

The Company owns, through a wholly-owned subsidiary 100% interest in a private company who is engaged in the medical office buildings sector in the United States. As of December 31, 2010 and 2009, the Company had invested approximately NIS 471 million and NIS 444 million, respectively, in equity of ProMed. The Group consolidates ProMed in its financial statements, since it controls ProMed.

j. Investment in Gazit Europe (Netherlands) BV (“Gazit Europe”)

The Company owns, through a wholly-owned subsidiary incorporated in the Netherlands 100% interest in a private company incorporated in Germany, who is engaged in the shopping center sector in Germany. As of December 31, 2010 and 2009, the Company had invested in Gazit Europe in equity and loans approximately NIS 393 million and NIS 346 million, respectively. The Group consolidates Gazit Europe in its financial statements, since it controls Gazit Europe.

k. Investment in Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)

A direct investment in a private company engaged in the shopping centers sector in Israel and other countries (as of December 31, 2010 also in Bulgaria and Macedonia) and in which the Company’s interest is 75%. As of December 31, 2010 and 2009, the Company had invested in Gazit Development in equity and loans, approximately NIS 2,292 million and NIS 2,535 million, respectively (refer also to Note 26a(3)). The Group consolidates Gazit Development in its financial statements, since it controls Gazit Development.

l. Investment in Gazit Brazil Ltda. (“Gazit Brazil”)

The Company owns, through a wholly-owned subsidiary 100% interest in a private company incorporated in Brazil who is engaged in the shopping centers sector in Brazil. As of December 31, 2010 and 2009, the Group had invested in Gazit Brazil in equity and loans approximately NIS 536 million and NIS 331 million, respectively. The Group consolidates Gazit Brazil in its financial statements, since it controls Gazit Brazil.

m. Investment in Acad Building and Investments Ltd. (“Acad”)

In September 2007, a wholly-owned subsidiary of the Company acquired 50% of the share capital and voting rights of Acad, thus obtaining joint control over Acad, for a consideration of approximately NIS 184 million. The investment in Acad is accounted for using proportionate consolidation.

Acad’s primary activity is the direct and indirect holding of the share capital and voting rights of U. Dori Ltd. (“U. Dori”), a public company listed on the Tel-Aviv Stock Exchange which is primarily engaged in the development and construction (both as an initiator and as a contractor for third parties) of residential and commercial buildings and as a contractor performing construction contracts in the field of infrastructure. U.

Dori operates in Israel and in Eastern Europe. U. Dori is also acting (along with others) to build a power station in Israel for the production of electricity (U. Dori’s share — 18.75%). Besides the holdings in U. Dori, Acad is engaged in construction contracts in Nigeria (50%) and owns 26% interest in an income producing property in Israel (26%).

During 2010, U. Dori Construction Ltd. (95.5% owned by U. Dori) (“Dori Construction”) completed issue to the public of 7 million shares and 2.3 million share options, for a net consideration of NIS 59 million. Due to this issuance, U. Dori’s holding interest in Dori Construction decreased from 95.5% to 71.5%. As a result of the issuance, the Group recognized a capital increase of approximately NIS 10 million to capital reserve from transactions with non-controlling interests.

As for a shareholders’ agreement with the other shareholders in Acad (the “Partners”), refer to Note 26a(4).

As for an offer submitted to the Company by the Partners subsequent to the reporting date, to buy or sell 50% of Acad’s share capital, refer to Note 40c.

As of December 31, 2010, Acad holds 73.8% of the share capital of U. Dori and consolidates U. Dori in its financial statements. The Company’s share of Acad’s ownership of U. Dori is approximately 36.9% (34.2% on a fully diluted basis). The market price of U. Dori shares as of December 31, 2010 was NIS 2.44 and close to the date of approval of these financial statements — NIS 1.28. The number of U. Dori shares outstanding as of December 31, 2009 is 115.3 million. At the reporting date, 1,905 thousand share options which were granted to officers in U. Dori are outstanding. The share options are exercisable into U. Dori shares at an exercise price of NIS 3.87, and expire during 2013.

n. Summarized information from financial statements of jointly controlled entities

The Group’s share of jointly controlled entities’ balance sheets based on the share of interests held at the reporting date was as follows:

	December 31
	2010	2009
	NIS in millions

Current assets	1,629	1,978
Non-current assets	4,475	5,129
Current liabilities	(1,017)	(895)
Non-current liabilities	(1,204)	(1,804)

Net assets*)	3,883	4,408

*)	Includes fair value adjustments upon acquisition.

Group’s share of jointly controlled entities’ operating results based on the share of interests held during the year:

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Revenues	1,222	818	804
Operating expenses, net	861	770	954

Operating income (loss)	361	48	(150)
Financial expenses, net	(90)	(57)	(32)
Taxes on income	34	(7)	(41)

Net income (loss)	237	(2)	(141)

o. For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

p. Applicable laws in some of the investee’s jurisdictions place customary conditions on payments of dividends, interest and other distributions to equityholders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

NOTE 10: —	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a. Composition:

	December 31
	2010	2009
	NIS in millions

Employees	2	2
Related parties (Note 38c(4)c)	2	4
Other loans(1)	5	5
Jointly controlled entity(2)	10	36
Loans to co-owners in development projects(3)(4)	72	45
Loans to joint venture partners(5)	61	—
Tenants	5	5
Non-current deposits(6)(7)(8)	39	33
Purchase contract deposit(9)	36	—
Government authorities(10)	32	52
Others	1	—

	265	182
Less — current maturities (Notes 4 and 6)	34	40

	231	142

(1)	Includes loans amounting to approximately NIS 4.8 million granted to the CEO of Gazit Development. The loans are secured by a charge on CEO’s shares of Gazit Development (25%), linked to the Israeli CPI, bear annual interest rate of 4% and were fully repaid in 2011.

(2)	Includes an investment in convertible debentures (unsecured) issued by a jointly controlled entity (RSC) amounting to approximately $7 million (NIS 10 million in the consolidated accounts) which were issued in August 2006, bear annual interest rate of 10% and mature in December 2011.

Also, includes a credit facility of US$20 million provided by the Company to RSC bearing annual interest rate of 7.75%-8% or Libor + 2.5%-2.75%, whichever is higher, maturing in April 2011. As of December 31, 2010, the facility was not utilized (NIS 30 million in the consolidated accounts in 2009).

(3)	Loans amounted to NIS 48 million provided by FCR to co-owners in projects of investment properties under development for their share in financing the development of the properties of those co-ownerships, secured by the co-owners’ interest in the co-ownership. The loans are in Canadian dollars and bear an average annual interest rate of 9%. The loans are secured by the partners’ rights in the properties. According to the partnership agreement and the agreement of loans to partners, these loans are intended to be repaid following receipt of a loan in connection with the property once its development is completed or following its sale, whichever is earlier.

(4)	Loans amounted to NIS 24 million provided by ATR to partners in development projects and bears annual interest rate of 2.2%-5.5%

(5)	Bridge loans provided by EQY to partners in joint ventures, secured by mortgages and bear 8% annual interest rate at the reporting date.

(6)	Includes an unrestricted deposit of approximately NIS 3.8 million (2009 — NIS 4.1 million), which is deposited in an Israeli bank. The deposit is linked to the Israeli CPI and bears annual interest of 1.5%. According to the agreement with the bank, as long as the deposit is maintained, the interest rate on loans provided by the bank to the Company’s employees for the purpose of purchasing Company shares shall be 2% per year.

(7)	Includes a non-interest bearing deposit of approximately US$5 million (approximately NIS 19 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(6)).

(8)	Includes deposits of approximately NIS 17 million in favor of providers of mortgages, in order to secure the performance of renovations and the payment of property taxes on the mortgaged properties, so as to maintain their value, which bear annual interest at 0.1% — 0.38%.

(9)	Includes US$10 million (NIS 36 million) in a deposit which became non-refundable, for a property purchase transaction that EQY intends to complete in consideration for US$72 million (NIS 256 million).

(10)	VAT receivable in a foreign jointly controlled entity.

b. Maturity dates

	December 31
	2010	2009
	NIS in millions

Year 1 — current maturities	34	40
Year 2	22	9
Year 3	32	—	*)
Year 4	10	—	*)
Year 5	4	—	*)
Year 6 and thereafter	19	24
Undetermined	144	109

	265	182

*)	Represents an amount of less than NIS 1 million.

c. As for the linkage basis of other investments, loans and receivable, refer to Note 37.

NOTE 11: —	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition:

	December 31
	2010	2009
	NIS in millions

Shares traded in the US and Canada	90	100
Marketable debentures of ATR	—	60
Participating units in private equity funds(1)(2)	170	148

	260	308

Classified within current assets	42	160
Classified within non-current assets	218	148

	260	308

(1)	A wholly-owned U.S. subsidiary of the Company invested a total of approximately US$3.9 million (approximately NIS 14 million) (2009 — approximately US$3.4 million) in three American investment funds. As of December 31, 2010, the Company’s commitment to invest further in these funds amounted to US$1.8 million (approximately NIS 6.5 million).

In addition, a wholly-owned Canadian subsidiary of the Company invested NIS 6.5 million in a real estate investment fund.

(2)	In August 2007, a wholly-owned subsidiary of the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the sponsorship of HDFC group, one of the largest financial institutions in India. According to the investment agreement, the subsidiary will be one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund has received commitments amounting of US$750 million and the Company has undertaken to invest an amount of approximately US$110 million in the Fund. HDFC group will make a co-investment of approximately US$50 million alongside the Fund. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2010, the Company’s outstanding investment commitment amounted to approximately US$52 million (approximately NIS 184 million).

As of December 31, 2010, the Fund is engaged in investment agreements for eight projects with total investment of approximately US$324 million, of which it had actually invested approximately US$313 million.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 150 million and NIS 130 million as of December 31, 2010 and 2009, respectively.

NOTE 12: —	INVESTMENT PROPERTY

a. Movement:

	December 31
	2010	2009
	NIS in millions

Balance as of January 1	42,174	34,966
Acquisitions and capital expenditures	2,781	1,633
Additions from newly consolidated investees	—	4,068
Transfer from investment property under development	922	1,857
Transfer to investment property under development	(592)	—
Disposals	(250)	(106)
Transfer to assets classified as held for sale	(187)	(644)
Transfer from fixed assets	22	—
Valuation gains (losses), net	1,050	(1,863)
Foreign exchange differences	(2,286)	2,263

Balance as of December 31	43,634	42,174

b. Investment properties primarily consist of shopping centers, other retail sites and medical office buildings. The Group presents properties under redevelopment within investment property. Investment properties are stated at fair value, which has been determined based on valuations principally performed by external independent appraisers (51% as of December 31, 2010 and 69% during 2010 - in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued. Fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location as well as using valuations techniques such as the Direct Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS. Less than 1% of the investment property was appraised using the comparative method. The remainder of the valuations are based on estimates on the expected future operating cash flows generated by the property from current lease contracts, which take into account the inherent risk of the cash flow, and using discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

Following are the average cap rates implied in the valuations of the Group’s properties in its principal areas of operations:

				Central-
			Northern and	Eastern
	USA	Canada	Western Europe	Europe	Israel
	%

December 31, 2010	7.0	6.8	6.4	9.4	7.8
December 31, 2009	7.4	7.4	6.6	9.9	8.0

c. Following is a sensitivity analysis of the valuation to changes in the most significant assumptions underlying the valuation (effect on pre-tax income (loss)):

				Central-
			Northern and	Eastern
December 31, 2010	USA	Canada	Western Europe	Europe	Israel
	NIS in millions

Increase of 25 basis points in the cap rate	(337)	(576)	(427)	(57)	(63)
Decrease of 25 basis point in the cap rate	342	618	463	60	67
Increase of 5% in NOI	547	841	583	107	101

d. As for charges, refer to Note 29.

NOTE 13: —	INVESTMENT PROPERTY UNDER DEVELOPMENT

a. Movement and composition:

	December 31
	2010	2009
	NIS in millions

Balance as of January 1	2,994	2,626
Acquisitions and development costs	928	1,073
Additions from newly consolidated investees	—	1,090
Transfers to investment property	(922)	(1,857)
Transfers from investment property	592	—
Transfers to assets classified as held for sale	(9)	(25)
Valuation losses, net	(33)	(59)
Disposals	(36)	—
Foreign exchange differences	(218)	146

Balance as of December 31	3,296	2,994

Composition:
Land for future development	2,132	1,340
Investment property under development*)	1,164	1,654

	3,296	2,994

*)	Consists primarily of shopping centers and other retail sites.

b. The Group has adopted the amendment to IAS 40, as set forth in Note 2p. Accordingly, commencing from January 1, 2009, investment property under development is measured at fair value.

The fair value of investment property under development is determined based on market conditions, using either the Residual Method or the DCF, as deemed appropriate by the Group’s management and the external valuers. The estimated fair value is based on the expected future operating cash flows from the completed project using yields adjusted for the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs of completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Land for future development is measured at fair value, using primarily the Comparative Method, i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, quality, etc.), and the Residual Method, as above.

When using the Comparative Method the Group and the external valuers rely on market prices, applying necessary adjustments, to the extent that such information is available (60% of land and development’s valuations in fair value terms). However, when such information is not available, the Group uses valuation techniques (Residual Method or DCF) based on current market yields to which necessary adjustments are applied.

As of December 31, 2010, the fair value of approximately 49% of land and investment property under development in fair value terms have been obtained by independent external appraisers (51% during 2010), and the remainder was performed internally using acceptable valuation techniques.

c. During 2010, the Group capitalized to property under development borrowing costs amounting to NIS 119 million (in 2009 — NIS 156 million) and direct incremental costs, including payroll expenses, amounting to NIS 42 million (in 2009 — NIS 31 million).

d. Below is a sensitivity analysis of the fair value of investment property under development, excluding lands for future development (impact on pre-tax income (loss)):

					Central-
				Northern and	Eastern
December 31, 2010	USA	Canada		Western Europe	Europe	Israel
	NIS in millions

Increase of 5% in expected project cost	—	—	*)	(6)	(149)	(2)
Increase of 5% in expected NOI	—	5		5	213	9
Increase of 25 basis points in the cap rate	—	(3)		(3)	(103)	(5)
Decrease of 25 basis points in the cap rate	—	4		4	108	5

*)	Represents an amount of less than NIS 1 million.

e. As for charges, refer to Note 29.

NOTE 14: —	NON-CURRENT INVENTORY

Composition:

	December 31
	2010	2009
	NIS in millions

Land for residential projects	17	11
Advances to land owners	—	6

	17	17

NOTE 15: —	FIXED ASSETS, NET

Fixed assets include mainly buildings, predominantly senior housing facilities in the US and office buildings partly used by the Group, which do not meet the criteria for classification as investment property.

a. Composition and movement:

	December 31
	2010	2009
	NIS in millions

Cost:
Balance as of January 1	791	716
Acquisitions	24	72
Transfer to assets classified as held for sale	—	(20)
Transfer to investment property	(24)	—
Disposals	(28)	(2)
Additions from newly consolidated investees	—	16
Foreign exchange differences	(40)	9

Balance as of December 31	723	791

Accumulated depreciation:
Balance as of January 1	185	135
Depreciation	38	39
Disposals	(7)	(1)
Additions from newly consolidated investees	—	9
Transfer to investment property	(2)	—
Foreign exchange differences	(17)	3

Balance as of December 31	197	185

Revaluation reserve (pre-tax)(b):
Balance as of January 1	109	124
Revaluation	25	(15)
Disposals	(27)	—

Balance as of December 31	107	109

Depreciated cost as of December 31	633	715

Of which senior housing facilities	497	549

b. Revaluation of senior housing facilities:

RSC, a jointly controlled entity, uses the revaluation model to measure senior housing facilities at fair value. The fair value is measured using external independent appraisers with vast experience as to the location and category of the property being valued. A revaluation reserve, with a balance of approximately NIS 107 million as of December 31, 2010 (approximately NIS 70 million net of tax) and approximately NIS 109 million as of December 31, 2009 (approximately NIS 71 million net of tax), arises due to such measurement. In determining fair value, the appraisers apply primarily the Income Capitalization approach applying discount rates, which reflects the market conditions of each property at the reporting date. Such measurement contains average implied cap rates of 8.2% and 8.3% as of December 31, 2010 and December 31, 2009, respectively.

c. As for charges, refer to Note 29.

NOTE 16: —	GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement:

		Brand	Order
	Goodwill(1)	Name(2)	Backlog	Other	Total
	NIS in millions

Cost:
Balance as of January 1, 2009	273	16	4	5	298
Additions	5	—	—	22	27
Disposals	(6)	—	—	(14)	(20)
Foreign exchange differences	9	—	—	1	10

Balance as of December 31, 2009	281	16	4	14	315
Additions	—	—	—	3	3
Disposals	(6)	—	(4)	(3)	(13)
Foreign exchange differences	(20)	—	—	— *)	(20)

Balance as of December 31, 2010	255	16	—	14	285

Accumulated amortization and impairment losses:
Balance as of January 1, 2009	72	7	2	1	82
Amortization	—	1	2	7	10
Disposals	—	—	—	(7)	(7)
Impairment loss	31	—	—	—	31
Foreign Exchange differences	— *)	—	—	— *)	— *)

Balance as of December 31, 2009	103	8	4	1	116
Amortization	—	1	—	4	5
Disposals	(6)	—	(4)	(1)	(11)
Impairment loss	42	—	—	—	42
Foreign Exchange differences	(3)	—	—	— *)	(3)

Balance as of December 31, 2010	136	9	—	4	149

Net carrying amount
As of December 31, 2010	119	7	—	10	136

As of December 31, 2009	178	8	—	13	199

*)	Represents an amount of less than NIS 1 million.

(1)	Goodwill has been predominantly recognized due to the acquisition of shares from owners of non-controlling interests in transactions occurring until December 31, 2009 in EQY, FCR, CTY and also recognized in EQY’s financial statements due to the acquisition of IRT Property Company (“IRT”). Each of the above companies is considered a separate cash-generating unit for impairment purposes and for each the recoverable amount was determined as of the reporting date. The recoverable amount with respect to CTY and IRT is determined as the value in use which is derived from the valuations of the investment properties conducted by independent appraisers and the Group’s management as single properties. The goodwill allocated to EQY was adjusted for the difference between the carrying amount of the deferred tax liabilities arising on the investment properties and the fair value of such liabilities. In respect of FCR, as of December 31, 2010, the recoverable amount is determined based on the market price of the shares.

During 2010, the Company recorded impairment losses of goodwill mainly allocated to IRT, amounting to NIS 42 million, compared to NIS 31 million in 2009 and NIS 71 million in 2008.

The carrying amount of goodwill by cash-generating units:

	EQY	IRT	CTY	FCR	Other	Total
	NIS in millions

December 31, 2010	27	—	41	42	9	119

December 31, 2009	34	43	47	44	10	178

(2)	A brand name recognized in a business combination which is attributed to the brand names “U. Dori” (in Israel) and “Ronson” (in Poland). The brand name is amortized on a straight-line basis over 15 years according to its estimated useful life.

NOTE 17a: —	CREDIT FROM BANKS AND OTHERS

a. Composition:

		Weighted
		Average Interest
		Rate as of
		December 31	December 31
	Denomination	2010*)	2010	2009
		%	NIS in millions

Credit from banks:	CPI Linked NIS	3.6	3	22
	Unlinked NIS	4.6	80	339
	US$	1.7	33	26
	C$	4.1	68	3
Credit from financial institutions and others:		€1.6	58	41
	Swedish Krona		—	172
	Estonian Krona		—	6

Total short-term credit			242	609

*)	For part of the loans, the interest rate is linked to the Euribor rate, the Israeli Prime rate or the local Libor rate.

b. To secure credit received, the Company and its investees recorded charges on certain assets, refer to Note 29.

NOTE 17b: —	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition:

	Refer to	December 31
	Note	2010	2009
		NIS in millions

Current maturities of debentures	20	1,378	343
Current maturities of convertible debentures	21	10	9
Current maturities of non-current liabilities	22	1,655	1,647

		3,043	1,999

NOTE 18: —	TRADE PAYABLES

a. Composition:

	December 31
	2010	2009
	NIS in millions

Open accounts and accrued expenses	471	572
Checks payable	44	31

	515	603

b. Trade payables do not bear interest. As for linkage basis of trade payables, refer to Note 37.

NOTE 19: —	OTHER ACCOUNTS PAYABLE

a. Composition:

	December 31
	2010	2009
	NIS in millions

Interest payable	285	302
Government authorities	95	75
Deferred income and deposits from tenants	106	87
Employees	42	61
Related parties (Note 38c)	40	54
Dividend payable to non-controlling interests	59	54
Payables for real estate transactions	30	5
Warranty provision	5	4
Warrants linked to the Israeli CPI (Note 27e)	—	8
Advances received	10	—
Accrued expenses	121	127
Other payables	146	66

	939	843

b. As for linkage basis of other accounts payable, refer to Note 37.

NOTE 20: —	DEBENTURES

a. Composition:

			Outstanding		Effective	Carrying Amount
			par Value		Interest	December 31
	Item	Denomination	Amount	Interest Rate	Rate	2010	2009
			NIS in millions	%	%	NIS in millions

Debentures (series A)	b	US$	389	6.50	6.18	287	350
Debentures (series B)	c		€172	3.21	3.04	149	172
Debentures (series C)*)	d	Israeli CPI	1,277	4.95	4.88	1,504	1,471
Debentures (series D)*)	e	Israeli CPI	1,884	5.10	5.03	2,120	1,881
Debentures (series E)*)	g	NIS	556	3.06	3.57	539	537
Debentures (series F)*)	f	NIS	1,424	6.40	6.73	1,410	1,408
Debentures (series I)*)	h	Israeli CPI	1,439	5.30	5.58	1,607	1,077
Debentures (series J)	i	Israeli CPI	605	6.50	6.36	653	639
Non-marketable debentures	j	Israeli CPI	19	5.65	5.84	23	33
Non-marketable debentures	k	Israeli CPI	—	5.55	5.62	—	139
Non-marketable debentures of wholly owned subsidiary	l	Israeli CPI	67	5.10	5.86	77	114
Non-marketable debentures of wholly owned subsidiary*)	m	Israeli CPI	50	4.57	4.98	57	55
EQY debentures	p	US$	2,453	6.10	6.10	2,426	2,574
FCR debentures	q	C$	3,984	5.45	5.60	3,960	2,583
CTY debentures	r		€187	5.10	5.46	187	214
		€/Czech
ATR debentures	s	Krona	425	4.72	5.46	396	763
Debentures (series C) of U. Dori		Israeli CPI	158	6.25	7.00	27	78
Debentures (series D) of U. Dori		Israeli CPI	134	8.90	9.12	68	67
Debentures (series E) of U. Dori		NIS	100	6.59	7.37	49	50
Debentures (series F) of U. Dori		Israeli CPI	188	6.80	6.64	94	—

			15,511			15,633	14,205

Less — current maturities of debentures						1,378	343

						14,255	13,862

*)	As for cross currency swaps transactions entered in respect of part of the debentures, refer to Note 37.

Maturity dates

	December 31, 2010
						Year 6
						and
Denomination	Year 1	Year 2	Year 3	Year 4	Year 5	thereafter	Total
	NIS in millions

NIS	282	282	282	16	315	821	1,998
Israeli CPI	303	199	410	205	596	4,517	6,230
US$	40	77	41	928	423	1,204	2,713
C$	707	355	345	711	444	1,398	3,960
	€46	—	124	237	114	161	682
Czech Krona	—	—	—	—	50	—	50

	1,378	913	1,202	2,097	1,942	8,101	15,633

b. The debentures (series A), which were initially issued in May 2002, are linked to the US dollar (base exchange rate of US$1 = NIS 4.84), bear annual interest at the rate of 6.5%, payable annually on June 30, and are payable in 11 equal annual principal payments commencing June 2007.

c. As of December 31, 2010, approximately NIS 345 million par value of debentures (series B) are outstanding, of which approximately NIS 173 million par value are held by the Company’s wholly-owned subsidiary. The debentures (series B), which were issued in May 2004, are linked to the Euro (base exchange rate of € 1 = NIS 5.4822), bear annual interest at the rate of Euribor + 2%, payable twice a year on June 30 and December 31 and are payable in three equal annual principal payments commencing December 2014.

d. The debentures (series C), which were initially issued in April 2005, are linked to the Israeli CPI and bear fixed annual interest at the rate of 4.95%, payable twice a year on June 30 and December 31. The principal of the debentures is payable in eight annual payments from 2011 to 2018 (each of the first seven payments will be 10% of the total principal and the final payment will be 30% of the principal).

e. The debentures (series D), which were initially issued in September 2006, are linked to the Israeli CPI, bear annual interest at the rate of 5.1%, payable annually on March 31 and are payable in three principal payments in 2019 (30%), 2020 (30%) and 2021 (40%).

In February 2010, the Company completed a private placement to institutional investors, by way of a series expansion, of NIS 177.5 million par value of debentures (Series D) for a net consideration of NIS 200 million.

f. The debentures (series F), which were initially issued in December 2006, are unlinked, bear annual interest at the rate of 6.4% payable annually and are payable in five equal principal payments in each of the years 2011, 2012, 2013, 2015 and 2016.

g. The debentures (series E), which were initially issued in July 2007, are unlinked, bear annual interest at the Telbor rate (derived from the average annual interest rates on NIS deposits for 6-month periods) plus a fixed margin of 0.7% payable twice a year on June 30 and December 31 and are payable in two equal principal payments in 2017. In December 2009, the Company issued to the public by way of a shelf offering, approximately NIS 74.1 million par value of debentures (series E) for net proceeds of approximately NIS 61.2 million.

h. The debentures (series I), which were initially issued in January 2008, are linked to the Israeli CPI, bear fixed annual interest at the rate of 5.3%, payable twice a year on June 30 and December 31 and are payable in four equal principal payments as follows: the first payment, of 15% of the principal, payable on June 30, 2013, the second and third payments, of 25% of the principal payable, on June 30, 2015 and June 30, 2016, respectively, and the fourth payment, of 35% of the principal, payable on June 30, 2018. In May 2009, the Company issued to the public by way of a shelf offering, NIS 123.5 million par value of debentures (series I) for total consideration of approximately NIS 120 million. In December 2009, the Company issued to the public by way of a shelf offering, approximately NIS 155.3 million par value of debentures (series I) for net proceeds of approximately NIS 169.8 million.

In July 2010, the Company completed, by way of a shelf offering, a public issue of NIS 431 million par value debentures (Series I) for a net consideration of NIS 497 million.

i. The debentures (series J), which were initially issued in February 2009, are linked to the Israeli CPI, bear fixed annual interest at the rate of 6.5%, payable twice a year on March 31 and September 30 and are payable in ten equal semi-annual payments of 1% of the principal commencing September 30, 2014, with the outstanding principal (90%) payable in one payment on September 30, 2019.

For a charge recorded to secure repayment of debentures (series J), refer to Note 29b.

Approximately 2.02 million options (series 10) were issued at no additional consideration to debenture holders. The options are exercisable into NIS 202 million par value of debentures (series J) for an exercise price of NIS 97 (linked to the Israeli CPI) for each NIS 100 par value during the period from their listing for trade through December 20, 2009.

During 2009, the Company recognized an expense of approximately NIS 30 million due to the remeasurement of the options at fair value.

During 2009, 2.01 million options were exercised into NIS 201 million par value of debentures (series J) for total proceeds of approximately NIS 201 million and the remaining options have expired.

j. In February 2002, the Company issued to institutional investors NIS 77.5 million par value of non-marketable debentures at par value. The debentures are linked to the Israeli CPI and bear annual interest at the rate of 5.65% payable annually. The debentures are payable in eight equal annual principal payments, commencing 2005.

k. In January 2004, the Company issued to institutional investors NIS 120 million par value of non-marketable debentures in consideration for their par value. The debentures are linked to the Israeli CPI and bear fixed annual interest at the rate of 5.55% payable annually. The debentures were fully paid in February 2010.

l. In February 2005, M.G.N USA Inc., a wholly-owned US subsidiary of the Company (“MGN”) issued NIS 100 million par value of non-marketable debentures to entities controlled by Clal Holdings Insurance Company Ltd. (“Clal Insurance”). The debentures are fully guaranteed by the Company, linked to the Israeli CPI, bear annual interest at the rate of 5.1% payable annually and are payable in three annual principal payments from February 2010 till February 2012.

m. In April 2006, MGN issued NIS 50 million par value of non-marketable debentures to institutional investors of Bank HaPoalim Ltd. group. The issued debentures are fully guaranteed by the Company, linked to the Israeli CPI and bear annual interest at the rate of 4.57% payable twice a year and are payable in three equal annual principal payments in each of the years 2013 to 2015.

n. During 2009, the Company bought back in the market approximately NIS 112.7 million par value of debentures (series A, B, C, D, E, F, I) which were cancelled and delisted. As a result, the Company recognized a gain from early redemption of debentures in the amount of approximately NIS 20 million which was recognized in finance income.

o. On May 3, 2009, S&P Maalot announced the lowering of the rating for all of the Company’s series of outstanding debentures to A+/negative and removing them from the watch list.

On July 9, 2009, Moody’s Midroog announced the lowering of the rating for all of the Company’s series of outstanding debentures to A1/negative and removing them from the watch list.

On April 12, 2010, Moody’s Midroog announced that it would be reconfirming its A1 rating for all of the Company’s series of outstanding debentures and increasing its rating outlook from negative to stable.

On July 1, 2010, S&P Maalot announced that it would be reconfirming its A+ rating for all of the Company’s series of outstanding debentures and raising its rating outlook from negative to stable.

As for credit rating upgrades by S&P Maalot and Moody’s Midroog subsequent to the reporting date, refer to Note 40i.

p. EQY debentures

1. Below is information about outstanding series of EQY unsecured debentures, as of December 31, 2010:

				Outstanding
			Effective Interest	par Value	Year of Final
Issue Date	Denomination	Interest Rate	Rate	Amount	Maturity
		%		US$ in millions

2003	US$	7.84	6.81	10	2012
2005	US$	5.375	5.52	107.5	2015
2006	US$	6	6.16	105.2	2016
2006	US$	6.25	6.38	101.4	2017
2007	US$	6	6.13	117.0	2017
2009	US$	6.25	6.55	250.0	2014

				691.1

2. During 2009, EQY bought back in the market approximately US$44.2 million par value of debentures. As a result, EQY recognized a gain from early redemption of debentures in the amount of approximately US$12.4 million (approximately NIS 50 million) which was recognized in finance income.

q. FCR debentures

Below is information about outstanding series of FCR unsecured debentures, as of December 31, 2010:

			Effective	Outstanding	Year of Final
Issue Date/Series	Denomination	Interest Rate	Interest Rate	par Value Amount	Maturity
		%		C$ in millions

2005 A	C$	5.08	5.29	100	2012
2006 B	C$	5.25	5.51	98.9	2011
2006 C	C$	5.49	5.67	99.9	2011
2006 D	C$	5.34	5.51	97	2013
2007 E	C$	5.36	5.52	100	2014
2007 F	C$	5.32	5.47	100	2014
2009 G	C$	5.95	6.13	125	2015
2010 H	C$	5.85	5.99	125	2015
2010 I	C$	5.70	5.68	125	2017
2010 J	C$	5.25	5.66	50	2018
2010 K	C$	4.95	5.18	100	2018

				1,120.8

r. CTY debentures

In December 2009, CTY issued € 40 million par value unsecured debentures, for consideration equal to their par value. The debentures, listed for trading on the Helsinki Stock Exchange, bear fixed annual interest at the rate of 5.1%, and are payable in December 2014.

s. ATR debentures

1. Below is information about ATR debenture series outstanding as of December 31, 2010 (represents the Group’s share in the debentures — 30.0%):

				Effective		Year of
				Interest	Carrying	Final
Issue Date	Denomination	Interest Rate		Rate	Amount	Maturity
		%			€ in millions

2001		€6.8		6.9	9.8	2011
2003		€6.0		6.7	9.5	2013
2003		€5.5	*)	6.2	20.1	2013
2005		€4.4		5.1	15.0	2015
2005		€4.0	*)	4.6	26.4	2017
2005	Czech Krona	2.7	*)	4.4	11.8	2015
2006**)	—	—		—	—	—

					92.6

*	Variable interest rate.

**)	See below.

2. During 2009, ATR bought back in the market € 220 million par value debentures (series 2006). As a result, ATR recognized a gain from early redemption of debentures in the amount of approximately € 46.9 million (approximately NIS 255 million) which was recognized in finance income.

During 2010, ATR completed a full purchase offer for the outstanding balance of debentures (series 2006), € 233.8 million par value, in return for € 231.3 million. As a result, the Group recognized a loss from early redemption in the amount of NIS 22 million which was recognized in finance expenses.

3. As for charges, refer to Note 29.

t. As for the issuance of debentures (series K) by the Company after the reporting date, refer to Note 40n.

NOTE 21: —	CONVERTIBLE DEBENTURES

a. Composition:

			Outstanding					Carrying Amount
			par Value	Interest		Effective		December 31,
Issuer	Note	Denomination	Amount	Rate		Interest Rate		2010	2009
			NIS in millions	%				NIS in millions

FCR (series A,B,C,D)	c.1	C$	1,222	5.69	*)	6.75	*)	613	645
CTY (series 2006)	c.2		€139	4.50		7.58		126	164
U. Dori (series B)	c.3	CPI Linked NIS	25	5.25		10.53		15	24
ATR (series 2008)	c.4		€95	10.75		11.95		44	55

			1,481					798	888

Less — current maturities								10	9

								788	879

*)	Weighted average interest rate.

b. Maturity dates:

	December 31, 2010
						Year 6 and
	Year 1	Year 2	Year 3	Year 4	Year 5	thereafter	Total
	NIS in millions

FCR (series A,B,C,D)	—	—	—	—	—	613	613
CTY (series 2006)	—	—	126	—	—	—	126
U. Dori (series B)	10	5	—	—	—	—	15
ATR (series 2008)	—	—	—	—	44	—	44

	10	5	126	—	44	613	798

c. Additional information

1. As of December 31, 2010, approximately C$225.8 million par value unsecured convertible debentures (series A and B) initially issued in December 2005 are outstanding. The debentures bear annual interest at the rate of 5.5% and payable in September 2017. The debentures are convertible into FCR shares for C$16.425 to C$17.031 per share (depending on the conversion date).

As of December 31, 2010, approximately C$67.9 million par value unsecured convertible debentures (series C) initially issued in September 2009 are outstanding. The debentures bear annual interest at the rate of 6.25%, payable in two semi-annual payments on March 31 and September 30 commencing on March 31, 2010 and are convertible into FCR shares for C$14.313 per share on each day since their listing for trade and payable on December 31, 2016.

As of December 31, 2010, approximately C$50 million par value unsecured convertible debentures (series D) initially issued in December 2009 are outstanding. The debentures bear annual interest at the rate of 5.70%, payable in two semi-annual payments commencing on March 31, 2010 and are convertible into FCR shares for C$18.75 per share on each day since their listing for trade and payable on June 30, 2017.

According to the terms of the debentures (series A, B, C, D), FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

During 2008-2010, FCR paid all interest payments in connection with its convertible debentures in FCR shares, in accordance with its entitlement as described above. During 2009, C$6.25 million par value FCR debentures (series A) were converted into approximately 231.5 thousand FCR shares.

During 2010, FCR bought back C$8 million par value FCR debentures (series A and C) for consideration of C$8.5 million. As a result of the purchase, FCR recognized a loss that amounted to C$0.7 million and a decrease in equity that amounted to C$0.3 million.

As of December 31, 2010, the Company’s wholly-owned subsidiary holds approximately C$158 million par value of FCR convertible debentures which were acquired for approximately C$157 million, representing approximately 46% of the outstanding convertible debentures. Regarding repurchase of C$33 million par value convertible FCR debentures during 2009, refer to Note 27d.

As for conversion of convertible debentures into FCR’s shares by the Company and others, refer to Note 40k.

2. As of December 31, 2010, there are € 71.25 million par value convertible debentures outstanding that were issued by CTY in July 2006. The debentures bear annual interest at the rate of 4.5% and are payable in August 2013. The debentures are convertible into CTY shares for € 4.2 per share. CTY is entitled to repay the debenture principal and the interest accrued up to the repayment date in cash, under certain conditions.

As of December 31, 2010, the Company holds € 42 million par value, which constitute 59% of the aforementioned debentures, for a total consideration of € 40 million. During 2010 and 2009, CTY repurchased approximately € 5.25 million and € 6.4 million par value of convertible debentures, respectively, during trading on the stock exchange. As a result of this repurchase, CTY recognized a gain from early redemption of debentures in the amount of approximately € 0.1 million and € 0.6 million in 2010 and 2009, respectively, that resulting from derecognition of the liability component of the convertible debentures.

3. As of December 31, 2010, NIS 25 million par value of convertible debentures (series B) of U. Dori which were issued in March 2005 are outstanding. The debentures are payable in ten equal semi-annual payments on August 10 and February 10 of each of the years 2005 to 2012, bear annual interest at the rate of 5.25% and are linked to the Israeli CPI. The debentures are convertible into U. Dori shares at a conversion ratio of NIS 3.45 per share (subject to adjustments).

The debentures are secured by a negative pledge in favor of the trustee, pursuant to which U. Dori will not record floating charges on any of its assets without the trustee’s consent.

4. As of December 31, 2010, there are € 20 million par value of unsecured convertible debentures outstanding that were issued by ATR in August 2008. The debentures mature in August 2015, and bear annual interest at the rate of 10.75%, payable quarterly. Subsequent to the reporting date, ATR repurchased the convertible debentures in consideration for their par value and accrued interest.

NOTE 22: —	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a. Composition:

	December 31, 2010
	In NIS	In NIS
	- Linked	- non-				Swedish
	to CPI	Linked	In C$	In US$	In €	Krona	Other	Total
	NIS in millions

Banks	356	16	4,898	2,673	4,539	2,597	298	15,377
Other financial institutions	—	—	—	693	521	33	—	1,247

	356	16	4,898	3,366	5,060	2,630	298	16,624
Less — current maturities	10	1	341	422	192	596	93	1,655

	346	15	4,557	2,944	4,868	2,034	205	14,969

Weighted average interest rate (%)(1)(2)	3.1	3.6	6.0	5.7	3.1	2.3	4.1

(1)	For part of the loans, the interest is based on the Libor rate and the Euribor rate. The above rate constitutes the weighted average interest rate based on the Libor interest and the Euribor interest as of the reporting date.

(2)	Classification of loans by fixed or variable interest rate:

	December 31, 2010
	In NIS	In NIS
	- Linked	- non-				Swedish
	to CPI	Linked	In C$	In US$	In €	Krona	Other	Total
	NIS in millions

Fixed interest rate	356	7	4,687	2,765	538	46	125	8,524

Weighted average effective interest rate (%)	3.1	5.3	6.1	6.2	5.0	3.9	5.6

Variable interest rate	—	9	211	601	4,522	2,584	173	8,100

Weighted average effective interest rate (%)	—	2.1	3.6	3.8	2.5	2.3	3.1

	December 31, 2009
	In NIS	In NIS
	- Linked to	non-				Swedish
	CPI	Linked	In C$	In US$	In €	Krona	Other	Total
	NIS in millions

Banks	55	110	515	3,170	3,609	—	67	7,526
Other financial institutions	—	—	4,727	732	3,134	2,390	298	11,281
Other liabilities	—	—	—	—	2	—	—	2

	55	110	5,242	3,902	6,745	2,390	365	18,809
Less — current maturities	10	1	553	358	654	—	71	1,647

	45	109	4,689	3,544	6,091	2,390	294	17,162

Weighted average interest rate (%)	5.9	3.7	5.8	5.7	1.4	1.3	5.6

b. Maturity dates:

	December 31, 2010
	In NIS	In NIS
	- non-	- non-				Swedish
	Linked	Linked	In C$	In US$	In €	Krona	Other	Total
	NIS in millions

Year 1 — current maturities	10	1	341	422	192	596	93	1,655

Year 2	21	—	746	314	101	443	119	1,744
Year 3	15	8	840	848	1,285	828	85	3,909
Year 4	16	7	981	546	1,069	605	—	3,224
Year 5	294	—	658	416	1,522	158	1	3,049
Year 6 and thereafter	—	—	1,332	820	891	—	—	3,043

	346	15	4,557	2,944	4,868	2,034	205	14,969

	356	16	4,898	3,366	5,060	2,630	298	16,624

c. To secure aforementioned loans, the subsidiaries recorded a charge on certain assets, refer to Note 29.

d. Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants, among which are the following:

1. The Company

a. Ratio of debt to value of securities (mainly marketable securities of public subsidiaries of the Company) in the range of 70% to 91%.

b. Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c. Ratio of net financial debt to value of total assets, net of cash deposits, based on consolidated financial statements, shall not exceed 75%.

d. Ratio of net financial debt to value of total assets, based on the separate financial statements of the Company, as adjusted, shall not exceed 77.5%, based on the equity method for investments in investees (rather than market value, as previously used).

e. Shareholders’ equity of ATR (attributable to equity holders of ATR) shall not be less than € 1.5 billion.

f. Ratio of shareholders’ equity to total assets of ATR shall not exceed 51.5%.

g. Various debt coverage ratios, with respect to credit facilities, of cash flows from pledged assets to interest expense.

h. Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest expense on the credit facility.

i. The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

j. Ratio of CTY’s equity (including equity loans, but excluding minority interests, the fair value of derivatives and the tax effect thereof) to CTY’s total balance sheet shall not be less than 30%.

k. Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

l. Ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2.

m. Ratio of FCR’s EBITDA to FCR’s financial expenses shall not be less than 1.55.

n. Ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized credit out of the total credit facility, to FCR’s total equity, deferred taxes and net financial debt shall not exceed 82%.

o. The percentage of shares pledged shall not be less than the percentage that constitutes effective control over the subsidiary.

2. EQY

a. Ratio of total liabilities to value of total assets of 60%.

b. Ratio of secured debt to value of total assets of 40%.

c. Ratio of EBITDA to interest expense shall not be less than 1.9.

d. Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.65.

e. Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.85.

f. Restriction of the amount invested in non-income producing properties (relating to investment in vacant lands, properties under development, equity securities of other entities and in mortgages).

g. Total minimum assets of subsidiaries that are not wholly owned by EQY shall not exceed 20% of total assets on a consolidated basis.

h. Tangible net worth shall not be less than approximately US$737 million plus 90% of the proceeds received from issuances of equity after October 2008.

i. Certain mortgages on EQY’s properties, amounting to US$241.7 million, contain restrictions as to the transfer of ownership of EQY in the absence of lender consent. A breach of these provisions may constitute a cause for the acceleration of the repayment of the loans. EQY has issued shares in the past and may issue additional shares in the future. EQY believes that under the circumstances, the provisions were not breached by these issuances. Based on its contacts with various lenders and based on market conditions and other factors, EQY believes that the repayment of the loans will not be accelerated and, accordingly, this matter will not have an effect on its results and financial position. As of the date of the approval of the financial statements, EQY had not been informed by any lender of its intention to accelerate the repayment of the loans.

3. FCR

a. Ratio of Total debt to total assets ratio shall not exceed 65%.

b. Ratio of EBITDA to interest expense ratio shall not be less than 1.65.

c. Ratio of EBITDA to debt service (principal and interest payments) ratio shall not be less than 1.5.

d. Net worth shall not be less than approximately C$1.027 billion plus 75% of proceeds received from equity issuances after December 31, 2006.

e. Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f. Restriction of the amount invested in non—income producing properties (relating to investments in joint ventures and non-controlled properties, in mortgages and in construction).

4. CTY

a. Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b. Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

5. GAA

Some of the loans GAA and its wholly-owned subsidiaries receive in the normal course of business, contain financial and other covenants, regarding certain assets and the respective loans.

6. Gazit Development

Shareholders’ equity shall not be less than NIS 180 million and not less than 25% of total assets, debt coverage ratio on mortgages and leverage ratio.

7. Other investees have customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios, ratio of NOI to debt and other customary covenants.

Furthermore, in certain loan documents of the Company and of its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, re-organization, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company, etc.

As of December 31, 2010, the reporting date, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

NOTE 23: — OTHER FINANCIAL LIABILITIES

a. Composition:

	December 31
	2010		2009
	NIS in millions

Tenants’ security deposits(1)	106		106
Liabilities for leased investment properties	90		41
Conversion component of convertible debentures of a jointly controlled entity (Note 21c(3))	—	*)	1
Employees	2		1
Put option to acquire additional rights in joint ventures	10		7
Other financial liabilities	6		—

	214		156

*)	Represents an amount of less than NIS 1 million.

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar, the Canadian dollar or the Euro.

b. As for the linkage basis of other financial liabilities, refer to Note 37.

NOTE 24: — EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies and are classified both as defined contribution plans and as defined benefit plans, as follows:

a. Under labor laws and severance pay laws in Israel, Germany and Brazil, the Group is required to pay compensation to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which, in management’s opinion, establishes the entitlement to receive the compensation.

Section 14 of the Severance Pay Law in Israel applies to part of the compensation payments, pursuant to which fixed contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the postemployment benefit payment that is not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions.

b. The liabilities of subsidiaries in the US, Canada, Finland and Sweden, under the law prevailing in those countries, are normally financed by contributions to pension funds, social security, medical insurance, unemployment insurance and by payments which the employee bears (such as: insurance fees for disability insurance). Additional payments for sick leave, severance pay, vacation etc. are at each subsidiary discretion, unless otherwise provided for in a specific employment contract.

c. The amounts accrued in officers’ insurance policies, in other insurance policies and in provident funds on behalf of the employees and the related liabilities are not reflected in the balance sheet as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements.

NOTE 25: — TAXES ON INCOME

a. Tax laws applicable to the Group’s companies:

1. Companies in Israel

Income Tax (Inflationary Adjustments) Law, 1985

In February 2008, the Israeli parliament passed an amendment to the law, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Since 2008, the amendment to the law includes, among others, the cancellation of inflationary adjustments including those in respect of the additional deduction for depreciation of fixed assets.

a. Capital gains/losses

The capital gain tax rate applying for Israeli resident companies is the corporate tax rate, see d below.

b. Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another body of persons liable to corporate tax in Israel shall not be included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity will be taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas. Excess tax withheld in a foreign country on the dividends (direct credit) may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect an alternative under which corporate tax will be imposed (25% in 2010) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is given down to two levels only and is subject to certain conditions. Excess of foreign corporate tax paid on income in the foreign country (indirect credit) cannot be carried forward.

c. Capital gains/losses from sale of shares in subsidiaries

A real capital gain arising to the Company on the sale of its direct holdings in one or more of the foreign companies in the Group will be taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

d. Tax rates applicable to the Group companies in Israel

The rate of the Israeli corporate tax in 2010 was 25%. As part of the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, an additional gradual reduction in the rates of the Israeli corporate tax was prescribed starting 2011 to the following tax rates: 2011 — 24%, 2012 — 23%, 2013 — 22%, 2014 — 21%, 2015 — 20%, 2016 and thereafter — 18%.

e. As for the publication in Israel after the reporting date, of the Memorandum of Law, which proposes, among others, to increase effective from 2012, the corporate tax rate to 25% and to cancel the scheduled progressive tax rate reduction , refer to Note 40q.

2. Foreign subsidiaries

Subsidiaries which were incorporated outside Israel are subject to tax in their country of residence.

b. Taxation in the US

Since January 1, 1995, EQY has not recognized a tax expense on income in its statements, other than tax expenses on Taxable REIT Subsidiaries’ (TRS) operations, because its tax status in the US has been changed to that of a REIT, with effect from that date. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated to distribute at least 90% of its income and apply the tax on the recipients.

Company’s management is of the view that EQY operates as a REIT as of the date of these financial statements. As stated above, in order to maintain its status as a REIT, EQY is required to distribute its income to its shareholders. The Company records a deferred tax liability in respect of temporary differences attributable to the investment in EQY based on the Group’s interests in EQY (as of December 31, 2010 — 45.2%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the US (Federal tax at the rate of up to 35% and State and City taxes) and similarly, in this case, it may be that the recipient will be subject to additional tax in the US upon the distribution of dividends (inter alia, withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s shareholding in EQY.

The other US resident Group companies are subject to corporate tax at the normal rates in the US (Federal tax at the rate of up to 35% and State and City taxes).

c. Taxation in Canada

The taxable income of the Group companies is subject to effective corporate tax (Federal and Provincial) which ranges between 28% and 34%. This tax rate is expected to gradually decline by 2013, to a rate of between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may benefit from tax exemption in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to the FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaties (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to withholding tax of 15%.

d. Taxation in Finland

Taxable income of CTY is taxed at 26%. Dividend distribution from CTY to the Company is subject to a 5% withholding tax in Finland.

e. Taxation in Bulgaria

The Bulgarian resident company is wholly-owned by a Dutch resident company that is wholly-owned by Gazit Development. The corporate tax rate in Bulgaria imposed on Bulgarian resident companies is 10%. The withholding tax rate applicable on distribution of dividends to the Dutch resident company by the Bulgarian resident company is 0%.

In the Netherlands, income from dividends from the Bulgarian resident company may qualify for the participation exemption. Distribution of dividends to Gazit Development by the Dutch resident company will be subject to withholding tax of 5% in the Netherlands.

f. Taxation in Germany

Generally, the corporate tax rate in Germany is 15.825% (assuming that the company is not subject to trade tax).

Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

A Dutch company is subject to a 25.5% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands.

g. Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 26.3%. According to the treaty between Sweden and Finland, distribution of dividends to CTY by a Swedish resident company is subject to zero withholding tax rate.

h. Taxation in Brazil

Operations in Brazil are carried out by holding rights of a US partnership, as a limited partner (a US-resident, wholly-owned subsidiary of the Company is the General Partner in this partnership (the “General Partner”)). The Brazilian holding company holds Brazilian resident companies which own real estate properties. The corporate tax rate in Brazil is 34%. The tax withholding tax rate upon dividend distribution from a Brazilian resident company is 0%, under domestic law provisions. The Company and the General Partner of the US partnership are taxable in Israel and in the USA, respectively, in proportion to their share of rights in the partnership.

i. Taxation of ATR Group

1. On January 19, 2009, a ruling was received from the tax authorities in the Netherlands, whereby no withholding tax shall apply to profit distributions to ATR from the Dutch Cooperative which holds the Dutch management company. This ruling is effective through January 19, 2013.

2. Taxation in Jersey

Pursuant to tax statutes in Jersey, a tax rate of 0% applies to income of the subsidiary (which holds ATR shares) and of ATR. Also, dividends and interest to a foreign resident are not subject to withholding tax in Jersey. Capital gains on disposal of shares of a Jersey Island resident company by a foreign resident are exempt from taxes in Jersey Island.

3. Taxation in Cyprus

The corporate tax rate in Cyprus is 10%. Generally, dividends to a Cyprus resident company by foreign companies are exempt from tax in Cyprus, if the conditions of the participation exemption apply.

4. Taxation in Russia

The corporate Federal tax rate in Russia is 2% and the Regional tax ranges between 13.5% and 18%. Dividends to a foreign resident by a Russian resident company are subject to withholding tax of 15% or to a lower rate by virtue of exemptions under tax treaty. According to the treaty between Russia and Cyprus, distributions of dividends to a Cyprus resident company by a Russian resident company are subject to withholding tax of 10% and, in certain cases, the withholding tax is reduced to 5%.

5. Taxation in Poland

The corporate tax rate in Poland is 19%. Dividends to a foreign resident company by a Polish resident company are subject to withholding tax of 19% or lower by virtue of the relevant tax treaty. According to the treaty between Poland and Cyprus, distribution of dividends to a Cyprus resident company by a Polish resident company is subject to withholding tax of 10% (or to zero tax rate if an EU Directive applies).

6. Taxation in the Czech Republic

Starting 2010, the corporate tax rate in Czech Republic is 19% (after a reduction from 20% in 2009). Dividends to a foreign resident company by a Czech resident company are subject to withholding tax of 15% or lower by virtue of the relevant tax treaty or the directives of the European Union. According to the new treaty between the Czech Republic and Cyprus (effective January 1, 2010) distribution of dividends to a Cyprus resident company by a Czech resident company is subject to withholding tax of 0% subject to ATR condition (or to zero tax rate if an EU Directive applies).

7. Taxation in Hungary

The corporate tax rate in Hungary is 19% (a reduced 10% tax rate applies, subject to certain conditions). In addition, a 4% solidarity tax applies, which has been cancelled in 2010. Interest and dividend payments from a Hungarian company to a foreign resident are exempt from tax in Hungary. In 2010, a 30% withholding tax applies to interest payments from a Hungarian company to a foreign company resident in any country which has not signed a tax treaty with Hungary (withholding tax was abolished effective January 1, 2010), and sale of real estate properties of a Hungarian company would be subject to corporate tax in Hungary.

j. Final tax assessments

The Company has received assessments deemed final through 2003 and its wholly owned subsidiaries in Israel have received tax assessments deemed final through 2006.

k. Disputed tax assessments

In August 2006, a final tax assessment agreement was signed between the Company and the Income Tax Authority in Israel (the: “ITA”) for tax years 2001 through 2003 (in this section below: “the assessments agreement”), following best-judgment tax assessments issued to the Company in September 2005. Pursuant to the assessments agreement, finance expenses in the amount of NIS 5 million were adjusted in the tax returns and deducted from the Company’s stated losses for the 2002 tax year. These expenses are considered a loss, to be deducted beginning in the 2004 tax year and thereafter, against gains from realizing investments. The Company’s carry forward tax losses from 2003 will amount to NIS 20.6 million. In addition, the Company was required to pay tax in the amount of NIS 2.6 million with respect to a capital gain derived outside Israel from the activity of a wholly owned foreign subsidiary. This capital gain will be added to the Company’s cost of investment for tax purposes.

On December 24, 2009, the Company received a final tax assessment with respect to the Company’s 2004 tax return. The assessment can only be appealed in a Court proceeding. According to the final tax assessment, the Israeli Tax Authorities (“ITA”) claim that the Company should allocate its gross finance, general and administrative expenses to specific categories of revenue or based on the ratio of such revenues to the assets that generated them, as opposed to the Company’s position that these expenses are deductible without any allocation. On January 15, 2011, the Company received a final tax assessment with respect to the Company’s 2005 tax return with similar claims by the ITA. If the ITA’s position were to be fully accepted with respect to the 2004 tax year, the Company would recognize a NIS 5.5 million of income for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 73.2 million which would result in a nominal tax liability of NIS 360 thousand. If the ITA’s position were to be fully accepted with respect to the 2005 tax year, the Company would recognize a NIS 93.6 million of income for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 70 million, resulting in a nominal tax liability net of foreign tax credit, of NIS 31.8 million.

The Company continues to discuss its tax assessments for 2004 through 2008 with the ITA in respect of these issues and regarding the manner according to which the Company receives credit for foreign taxes paid by its subsidiaries.

If the ITA’s position is fully accepted by the Company, in addition o the tax liabilities that would apply to 2004 and 2005, the Company would be subject to further tax liabilities in significant amounts also with respect to 2006 and going forward (which were not covered by the final tax assessments which were received), and other adjustments are possible to the amount of credits available for utilization against future tax liabilities in Israel, as set forth in the final tax assessments received.

To the Company’s and its advisors’ estimation, there are significant arguments according to which the Company’s position, as reflected in the tax returns as filed by the Company in the respective years, is valid and well supported by the tax laws, relies on professional reasonability and on many relevant professional arguments. Thus, the Company believes that the ITA’s claims as reflected in the final tax assessments for the respective years shall not be adopted.

The Company estimates that the provision in its financial statements covers its exposure to the disputed tax assessments.

l. Disputed VAT assessments

In June 2005, the Company was issued Value Added Tax (“VAT”) assessments for the years 2003 and 2004 and part of the years 2002 and 2005 pursuant to which the Israeli VAT Authorities limited the deduction of input VAT for such periods, amounting to NIS 4 million. The Company has appealed this VAT assessment, rejecting all claims made by the VAT Authorities. In April 2006, the VAT Authorities rejected the Company’s primary arguments in the objection. However, they did accept the Company’s arguments with regard to technical errors in determining the VAT assessment amounts. Consequently, the limit on input VAT deductions was reduced to NIS 3.5 million. The Company appealed the decision of the VAT authorities to the Tel Aviv District Court. The Company argued that the VAT assessments, its computation and its reasoning, are not appropriate for the nature of the Company’s activity, therefore the limitation of VAT deduction is baseless. In a verdict dated January 11, 2009, the District Court rejected the Company’s appeal. The District Court ruled that the Company’s activity is primarily outside of Israel, and as such does not generate taxable VAT, thus the Company is permitted to deduct only 25% of the input VAT. The Company has filed an appeal to the Supreme Court on the ruling of the District Court. Further to the VAT assessments referred to above, in March 2008 the Company received VAT assessments for 2006, 2007 and part of 2005, whereby VAT Authorities limited input VAT deductions for these periods to a total of NIS 5.6 million based on the same principle set out above. In April 2008, the Company appealed these VAT assessments. Pursuant to agreements with VAT authorities with regard to the VAT assessments referred to above, all collection and enforcement procedures have been suspended pending a decision by the Supreme Court. Furthermore, in April 2010, the Company received additional VAT assessments for 2008 and January-October 2009, whereby VAT authorities limited input VAT deductions for these periods to a total of NIS 4.8 million on the same principle set out above. The Company rejects these claims and appealed these VAT assessments in May 2010.

The Company estimates that the provision recognized in the financial statements covers its exposure to the input VAT deduction.

m. Carry-forward losses for tax purposes as of December 31, 2010

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes. With respect to the tax benefit associated with such losses, and with respect to other temporary differences, the Group has recognized deferred tax assets amounting to NIS 99 million (2009 — NIS 88 million), which have been set off against deferred tax liability. As described above, the Company is holding discussions with the ITA regarding the tax assessments that may result in a reduction in these carry-forward losses.

A proportionately consolidated investee and its subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 164 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 39 million (2009 — NIS 21 million).

The Company’s Canadian resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 477 million, in respect of which deferred tax assets of approximately NIS 144 million (2009 — NIS 138 million) were recognized, which have partially set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, ending during 2026-2029.

The Company’s wholly-owned US resident subsidiary has carry-forward operating losses for tax purposes and non deductible interest amounting to NIS 317 million, in respect of which deferred tax assets were recognized in the amount of NIS 122 million (2009 — NIS 102 million), which have been set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, ending during 2026-2030.

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 79 million (2009 — NIS 71 million), for which deferred tax assets have not been recognized.

ATR and its subsidiaries have carry-forward operating tax losses amounting to NIS 165 million (Group share), for which deferred tax assets were recognized in the amount of NIS 2 million (Group share).

n. Deferred taxes:

The composition and movement in deferred taxes are as follows:

	Investment
	Properties
	and	Carry-
	Depreciable	Forward
	Fixed Assets	Losses	Others	Total
	NIS in millions

Balance as of January 1, 2008	(2,279)	170	(54)	(2,163)

Charged to foreign currency translation reserve	209	(16)	(1)	192
Amounts charged to other comprehensive income	4	—	60	64
Changes with respect to newly consolidated companies and increase in holding rate	(191)	—	3	(188)
Amounts charged to income statement due to dilution of holding	4	—	—	4
Amounts charged to income statement	597	42	22	661

Balance as of December 31, 2008	(1,656)	196	30	(1,430)

Charged to foreign currency translation reserve	(75)	12	6	(57)
Amounts charged to other comprehensive income	4	—	(31)	(27)
Amounts charged to other capital reserves	—	(17)	—	(17)
Changes with respect to newly consolidated companies and dilution of holding rate, net	(218)	8	1	(209)
Amounts charged to income statement	142	25	10	177

Balance as of December 31, 2009	(1,803)	224	16	(1,563)

Charged to foreign currency translation reserve	100	(4)	(6)	90
Amounts charged to other comprehensive income	(9)	—	(20)	(29)
Amounts charged to other capital reserves	62	(22)	—	40
Amounts charged to income statement	(487)	100	(81)	(468)

Balance as of December 31, 2010	(2,137)	298	(91)	(1,930)

The deferred taxes are calculated at tax rates ranging between 13% and 38.575% (the tax rates applicable at the time of reversal of the temporary differences to which they relate).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income in the next years.

Deferred taxes are presented as follows:

	December 31
	2010	2009
	NIS in millions

Within non-current assets	99	121
Within non-current liabilities	(2,029)	(1,684)

	(1,930)	(1,563)

o. Taxes on income included in the income statements

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Current taxes*)	38	37	64
Taxes in respect of previous years	3	(2)	—
Deferred taxes	468	(177)	(661)

	509	(142)	(597)

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.

p. Taxes on income credited or charged to other comprehensive income and due to other equity transactions

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Gain (loss) on available-for-sale financial assets	2	10	(1)
Gain (loss) on revaluation of fixed assets	9	(4)	(4)
Gain (loss) on cash flow hedging transactions	18	9	(59)
Gain on step acquisition of subsidiary	—	12	—

Total charged to other comprehensive income	29	27	(64)

Charged due to transactions with non-controlling interests	(62)	—	—
Charged due to transactions with a controlling shareholder	22	17	—

	(11)	44	(64)

q. Theoretical tax

Below is reconciliation between the tax expense assuming that all the income was taxed at the statutory tax rates applicable to the companies in Israel and the actual tax expense as reported in the income statement:

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Income (loss) before taxes on income	2,117	558	(3,256)

Statutory tax rate	25%	26%	27%

Tax (tax benefit) calculated using statutory tax rate	529	145	(879)
Increase (decrease) in taxes resulting from permanent differences — the tax effect:
Tax exempt income, income subject to special tax rates and non deductible expenses*)	(55)	(348)	180
Increase (decrease) in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	116	78	(68)
Taxes on non-controlling interest in losses (income) of subsidiary qualifies as a REIT	(39)	33	44
Taxes with respect to previous years	3	(2)	—
Deferred taxes due to changes in tax rates	(28)	(62)	—
Taxes with respect to Group’s share of earnings of associates, net	— **)	3	23
Difference in tax rate applicable to income of foreign companies and other differences	(17)	11	103

Taxes on income (tax benefit)	509	(142)	(597)

Effective tax rate	24.0%	—	—

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

**)	Represents an amount of less than NIS 1 million.

NOTE 26: — CONTINGENT LIABILITIES AND COMMITMENTS

a. Engagements

1. Shareholders agreement between the Company and Alony-Hetz in connection with EQY

In January 2011, the Company and Alony-Hetz Properties and Investments Ltd. (“Alony-Hetz”) entered into a shareholders’ agreement (that replaced the shareholders agreement from October 2000, which was amended several times). This agreement includes provisions, among others, as to mutual support of appointment of directors on EQY’s Board (one director by Alony-Hetz and all other directors by the Company), tag-along rights of Alony-Hetz to participate upon the sale of EQY shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares of EQY under certain conditions, the Company’s right of first offer in case of a sale by Alony-Hetz of EQY’s and Alony-Hetz’s undertaking to refrain from interfering in EQY’s management or attempting to acquire control of EQY, subject to certain conditions.

The shareholders’ agreement is in effect until the earliest of the following: 10 years; the date Alony-Hetz’s holdings in EQY decreasing below 3% of the issued share capital of EQY, during 90 consecutive days; and the date the Company’s holdings in EQY, directly and indirectly, decreasing below 20%.

Due to the sale of EQY shares by Alony-Hetz to the Company subsequent to reporting date (Refer to Note 40e), Alony-Hetz interest in EQY decreased below 3%.

2. Shareholders’ agreement between the Company and Alony-Hetz in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders’ agreement (that replaced the shareholders’ agreement from October 2000, which was amended several times). This agreement includes provisions, among others, as to mutual support of appointment of directors on FCR’s Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz to participate upon the sale of FCR shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company’s right of first offer in case of FCR’s share sale by Alony-Hetz and Alony-Hetz’s undertaking to refrain from interfering in FCR’s management or attempting to acquire control of FCR, subject to certain conditions.

The shareholders’ agreement is in effect until the earliest of the following: 10 years or at the time when Alony-Hetz’s holdings in FCR shares decreasing below 3% of the issued share capital of FCR, during 90 consecutive days; the date on which the Company’s holdings in FCR decreasing below 20%.

3. Shareholders’ agreement in Gazit Development:

According to the shareholders’ agreement in Gazit Development, the Company invested US$85 million in Gazit Development through shareholders’ loans granted to Gazit Development (which loans are subordinated to loans from third parties). The Company is also entitled to provide Gazit Development additional financing, in lieu of bank borrowings, under conditions similar to bank borrowings.

As of December 31, 2010, the balance of the Company’s loans to Gazit Development (both shareholders’ loans and loans granted in lieu of bank borrowings, as above) totaled NIS 1,968 million. These loans are either linked to the Israeli CPI or denominated in Euro and bear annual interest at rates of between 3.7% and 7.17%. During 2010, the agreement’s term expired, although the parties have continued to fulfill its terms and intend to enter into a new agreement.

Further, Gazit Development signed a contract with a company wholly-owned by the CEO of Gazit Development, Mr. Ronen Ashkenazi,, who owns 25% of Gazit Development, pursuant to which Mr. Ashkenazi will provide management services to Gazit Development for a period of five years.

4. Shareholders’ agreement in Acad

As part of the agreement for the acquisition of Acad (refer to Note 9m), the Company’s subsidiary and other Acad shareholders (the “partners”) signed a shareholders’ agreement which sets out, among others, that Acad’s Board would be composed of two to eight directors. The Company would appoint one half of the directors and the partners would appoint the other half. It was also agreed that Mr. Uri Dori would continue to serve as the CEO and co-chairman of Acad until retirement age, together with a joint chairman, appointed by the Company. It was also agreed that the decisions by Acad’s Board would require joint consent. The agreement also included a mechanism for the appointment of the key management of Acad and its subsidiaries and restrictions on the transferability of Acad shares. As for the activation of a Buy/Sell mechanism (BMBY) by the partners subsequent to the reporting date, and the Company’s acceptance of the Sell offer, refer to Note 40c.

5. Shareholders’ agreement between the Company and CPI in connection with ATR

The Company and CPI (“the Investors”) have entered into multiple agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a. Appointment of directors to the ATR Board would be proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the investors jointly own over 80 million ATR shares, they are entitled to appoint four directors. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board.

b. The investors undertook to vote jointly at the General Meetings of ATR shareholders, and in case of disagreement — to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to legal requirements) to vote as directed by the latter.

c. In conjunction with the agreements with ATR, the investors were granted consent rights with regard to highly significant decisions at ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights will be made jointly by the investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

6. In May 2007, a wholly-owned subsidiary of the Company (the “lessee”) entered into an agreement for the lease of an aircraft for business use by the Group’s executives. In consideration for the lease of the aircraft, the lessee is required to pay annual lease fees of approximately US$2.5 million. The lease is for a period of 10 years. The lessee has an option to acquire the aircraft by the end of 5 years from the commencement of the lease in consideration for US$32.8 million. Further, the lessee has an option to terminate the lease starting from the end of one year from the commencement of the lease with 90 days notice, subject to the conditions set in the lease. In addition, the lessee entered into an agreement with a third party who will provide operating services for the aircraft (land and air crews) in consideration for fixed annual service fees of approximately US$0.9 million plus variable expenses based on the extent of use of the aircraft.

Based on the criteria in IAS 17, the lease was classified as an operating lease.

7. The Group’s companies have entered into operating lease agreements with tenants of investment properties. Minimum future lease receivables forecast as of December 31, 2010 are as follows:

	December 31,
	2010	2009*)
	NIS in millions

Year 1	2,597	2,473
Year 2	2,229	2,167
Year 3	1,997	1,858
Year 4	1,709	1,619
Year 5	1,442	1,354
Year 6 and thereafter	5,697	5,677

Total	15,671	15,148

*)	Excluding ATR.

8. As for commitments with related parties, refer to Note 38.

b. Guarantees

1. As of December 31, 2010, the Company’s subsidiaries are guarantors for loans from various entities in respect of investment properties under development which they own together with partners and for bank guarantees which were provided in the ordinary course of their business, in the aggregate amount of approximately NIS 522 million (December 31, 2009 — approximately NIS 832 million).

2. Acad and its subsidiaries granted guarantees as follows (the Group’s share — 50%):

	December 31
	2010	2009
	NIS in millions

Bank guarantees under the Apartments Sales Law in Israel	72	102
Bank guarantees to secure performance and quality of other contract work	181	121
Guarantees to secure bank credit of an associate	11	11
Guarantees to secure bank credit of a jointly controlled entity	—	14
Others	23	22

	287	270

Furthermore, Acad and U. Dori are guarantors to third parties for liabilities of their subsidiaries, amounting up to NIS 242 million.

3. The Company is a guarantor in unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company and for the repayment of non-tradeable debentures issued by a wholly-owned subsidiary. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount.

4. As for collaterals granted to secure the guarantees, refer to Note 29.

c. Contingent liabilities for the completion of the construction and redevelopment of properties, investments in funds and others

1. The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2010, total approximately NIS 430 million (December 31, 2009 — NIS 563 million).

2. The Group has a commitment to invest in investment funds, refer to Note 11.

3. CTY has a contingent liability to refund input VAT received of approximately NIS 243 million (December 31, 2009 — NIS 251 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d. Legal claims

1. Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results, other than specified below.

2. In November 2010, a lawsuit, claiming to be recognized as a derivative action, in the amount of € 1.2 billion, was filed against the Company and other parties at a Jersey Island court. The lawsuit was filed by Meinl Bank (and another plaintiff), whose affiliates managed ATR and were its primary shareholders prior to the Company’s acquisition of interests in ATR in August 2008, and which was a party to the agreement for investment in ATR. Among the other defendants in the lawsuit filed by Meinl Bank are the Company’s chairman of the board, who also serves as the chairman of ATR, the Company’s former CEO who serves as a director in ATR, other board members of ATR, ATR itself, and CPI. The subject of the lawsuit is the transactions which were executed between ATR and the Company and CPI during 2009, and which the plaintiffs claim were not in the best interest of ATR, have caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. The Company and the other defendants have filed a motion to strike out such claim, which has yet to be adjudicated. It should be noted, that this lawsuit follows a claim filed by ATR in August 2010 in the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount over € 2 billion, for losses such parties caused to ATR in connection with their management of ATR prior to the Company’s acquisition of interests in ATR (the “ATR Lawsuit”). In February 2011, Meinl Bank and others filed a request for arbitration in the International Court of Arbitration in Paris, against ATR, the Company and CPI. In this request Meinl Bank ask the court to order, among others, that ATR should withdraw the London Claim and indemnify it in respect of all costs incurred or associated therewith.

In March 2011, Meinl Bank filed a lawsuit against the Company and the Chairman of its Board, Mr. Chaim Katzman, in the District Court of Tel-Aviv-Jaffa. The lawsuit seeks declaratory relief, whereby the defendants will be ordered to compensate Meinl Bank for any sum or remedy awarded against it in the English Lawsuit. The lawsuit also seeks a pecuniary remedy, which is estimated for court fees purposes at NIS 3 million, with respect to Meinl Bank’s expenses in defending the English Lawsuit.

On June 19, 2011, the Company announced that a compromise agreement had been signed between all the parties involved in the lawsuits referred to above, including the Chairman of the Company’s Board and the Company’s former President, as well as other investors in ATR, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. The compromise agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. The compromise agreement also prescribes that ATR and Meinl Bank are to take steps to terminate certain business relationships that exist between them, including replacing Meinl Bank as the trustee for ATR’s debentures.

On July 28, 2011, the prerequisites for the compromise agreement were met and the aforesaid agreement went into full effect. From the same date, the parties are taking action to withdraw all the legal proceedings still outstanding between them.

3. As for the Company’s disputed VAT and income tax assessments, refer to Note 25l and 25m above.

NOTE 27: — EQUITY

a. Composition

	December 31, 2010			December 31, 2009			January 1, 2009
		Issued and			Issued and			Issued and
	Authorized	Outstanding		Authorized	Outstanding		Authorized	Outstanding
Number of shares

Ordinary shares of NIS 1 par value each	200,000,000	155,413,817	*)	200,000,000	139,811,803	*)	200,000,000	126,298,771	*)

*)	Of which NIS 1,046,993 par value shares are held in treasury by the Company.

b. Movement in issued and outstanding share capital

	2010	2009	2008
	Number of shares

Balance as of January 1	139,811,803	126,298,771	126,267,510
Exercise of share options	125,824	63,032	11,261
Issue of shares	15,476,190	13,450,000	20,000

Balance as of December 31	155,413,817	139,811,803	126,298,771

c. The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange.

d. In June 2009, the Company completed a private placement of 4.7 million Ordinary shares of NIS 1 par value each to Alony-Hetz Properties & Investments Ltd. (“Alony-Hetz”), representing approximately 3.62% of the outstanding share capital of the Company at that date (approximately 3.53% on a fully diluted basis). The proceeds of the issuance were NIS 108.1 million (NIS 23 per share). Concurrently with the issuance, a subsidiary of Alony-Hetz (the “seller”) and Gazit Canada (a wholly-owned subsidiary of the Company) entered into an agreement pursuant to which Gazit Canada purchased from the seller approximately C$33 million par value of FCR convertible debentures for total consideration of C$30.3 million (approximately NIS 103 million). As a result of the purchase, the Group recognized an early redemption gain of approximately C$3.9 (approximately C$2.0 of which was the Company’s share).

e. On October 19, 2009, the Company completed a private placement of 8.75 million shares and approximately 2.92 million warrants for proceeds of approximately NIS 293 million (NIS 33.5 per share and no additional consideration for the warrants) as follows: 1.5 million shares and 0.5 million warrants issued to the controlling shareholder in the Company, Gazit Inc., 5 million shares and approximately 1.67 million warrants issued to Psagot Provident Funds Ltd. (“Psagot”) and the remaining 2.25 million shares and 0.75 million warrants issued to related entities of Clal Insurance Company Ltd. (collectively, “the offerees”).

The warrants were non-listed and each warrant was exercisable into one Ordinary share at an exercise price of NIS 39, linked to the Israeli CPI, on each day from the date of issuance through May 31, 2010. The fair value of each warrant based on the binomial model on the issuance date was NIS 2.79. The calculation of fair value assumed a share price of NIS 34.22, a weekly standard deviation of approximately 6.88%, an annual discount rate of 0% and a base interest rate of 4.2%. During 2010, all warrants expired.

f. On November 4, 2010, the Company completed a public offering of approximately 15.5 million Ordinary shares for a gross consideration of NIS 650 million (NIS 637 million net of issuance expenses).

g. Composition of other capital reserves:

	December 31,
	2010	2009	2008
	NIS in millions

Available-for-sale financial assets	16	13	(11)
Transactions with controlling shareholder	83	47	15
Transactions with non-controlling interests	112	—	—
Share-based payment	24	15	16
Revaluation reserve of cash flow hedges	(86)	(127)	(71)
Revaluation reserve of fixed assets	70	71	80
Revaluation reserve with respect of business combination achieved in stages	3	4	—

	222	23	29

h. Supplementary information with regard to other comprehensive income (loss)

	Year Ended December 31,
	2010	2009	2008
	NIS in millions

Exchange differences on translation of foreign operations	(1,298)	1,021	(2,116)
Transfer to income statement with respect to disposed foreign operations	26	1	6

	(1,272)	1,022	(2,110)

Gain (loss) with respect to cash flow hedges	62	(52)	(255)
Transfer to income statement with respect to cash flow hedges	5	10	—

	Year Ended December 31,
	2010	2009	2008
	NIS in millions

Tax effect	(18)	(9)	59

	49	(51)	(196)

Income (loss) with respect to available-for-sale financial assets	37	56	(34)
Transfer to income statement with respect to available-for-sale financial assets	(23)	(1)	33
Tax effect	(2)	(10)	1

	12	45	— *)

Revaluation of fixed assets	26	(12)	(16)
Tax effect	(9)	4	4

	17	(8)	(12)

Revaluation due to business combination achieved in stages	—	34	—
Tax effect	— *)	(12)	—

	— *)	22	—

Group’s share in net other comprehensive loss of associates	—	(8)	(17)

Total other comprehensive income (loss)	(1,194)	1,022	(2,335)

*)	Represents an amount of less than NIS 1 million.

i. Composition of non-controlling interests

	December 31,
	2010	2009	2008
	NIS in millions

Share in equity of subsidiaries*)	9,123	7,915	7,635
Share options, warrants and capital reserve from share-based payment in subsidiaries	106	106	87
Conversion option proceeds in subsidiaries	46	56	50

	9,275	8,077	7,772

*)	Including capital reserves and acquisition-date fair value adjustments.

j. Dividends

1. During 2010, the Company declared dividends in the total amount of approximately NIS 211 million (NIS 1.48 per share). Dividends paid during 2010 totaled approximately NIS 204 million (NIS 1.47 per share).

During 2009, the Company declared dividends in the total amount of approximately NIS 186 million (NIS 1.42 per share). Dividends paid during 2009 totaled approximately NIS 179 million (NIS 1.40 per share).

During 2008, the Company declared dividends in the total amount of approximately NIS 155 (NIS 1.24 per share). Dividends paid during 2009 totaled approximately NIS 147 million (NIS 1.17 per share).

2. On March 15, 2011, the Company declared a dividend in the amount of NIS 0.39 per share (a total of approximately NIS 60 million), which was paid on April 11, 2011, to the shareholders of the Company on March 29, 2011.

On May 22, 2011, the Company declared a dividend in the amount of NIS 0.39 per share (a total of approximately NIS 60 million), which was paid on July 4, 2011, to the shareholders of the Company on June 20, 2011.

On August 21, 2011, the Company declared a dividend in the amount of NIS 0.39 per share (a total of approximately NIS 60 million), which was paid on October 4, 2011, to the shareholders of the Company on September 19, 2011.

On November 20, 2011 the Company declared a dividend in the amount of NIS 0.39 per share (a total of approximately NIS 60 million), to be paid on December 28, 2011, to the shareholders of the Company on December 12, 2011.

k. Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, meaning the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company’s management regularly monitors the optimal capital ratio that will provide adequate return for its shareholders at a risk which it defines as low. From time to time the Company’s Board authorizes a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2010, the Group raised a total of approximately NIS 2,154 million, in 2009 — NIS 1,038 million and in 2008 — NIS 820 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of proportionate consolidation and on a “separate” basis with reference to the capital of its listed subsidiaries presented at equity, and also based on cash flow ratios.

NOTE 28: — SHARE-BASED PAYMENT

a. In March 2007, the Company’s Board approved an amendment of the share compensation plan (which was approved by the Company’s shareholders in March 2002) for the Company’s directors, who do not hold other positions in the Company, as follows:

Since 2007, at the beginning of each year of service, each grantee will be granted share options in an amount equal to the lower of (a) the number of share options that at the date of issuance reflects a benefit in a total fair value of NIS 120 thousand (based on the Black-Scholes model) or (b) 25 thousand share options, and this in lieu of the grant of a fixed amount of 25 thousand share options as provided under the terms of the share compensation plan before its amendment. In addition, the exercise price of the share options would not be adjusted in the event that the Company pays a cash dividend to its shareholders and the exercise period of the share options was changed from one to four years (rather than of the fifth year) from date of vesting. According to the plan, the grantees were provided the choice between regular exercise or cashless exercise, meaning receiving such number of shares that reflects the implicit fair value of the benefit underlying the share options at the exercise date. The grants commencing in 2007, are in accordance with section 102 of the Israeli Income Tax Ordinance (according to the capital gain alternative).

Following are details of the options issued in the reporting years under the share compensation plan above:

				Shares Issued
		Average		Upon option
	Number of	Exercise	Fair Value	Exercise (In
Grant Date	Options	Price (NIS)	(NIS)*)	thousands)

2008	59,200	37.18	7.22	11
2009	65,000	24.12	8.30	31
2010	43,400	38.57	10.79	33

*)	The average fair value of each share option at grant date is measured using the binomial model.

Effective from November 26, 2010, the Company ceased the share options grants, to directors who hold no other position in the Company, refer to Note 38c(10).

b. In July 2005, the Company adopted a compensation plan for employees and officers of the Company based on section 102 of the Income Tax Ordinance, based on the capital gain alternative with a trustee. According to the employment contract with the deputy Chairman of the Company’s Board (refer to Note 38c(7)), on August 21, 2005, the Company granted the deputy Chairman of the Company’s Board 400 thousand share options exercisable into shares of the Company at an exercise price of NIS 29.65 per share, subject to adjustments. The fair value of each share option on the grant date based on the binomial model, was approximately NIS 5. As of December 31, 2010, the deputy Chairman of the Board had exercised all the share options into shares.

c. In March 2008, the Company’s Board approved the grant of 88,100 share options through a trustee for the benefit of five officers of the Company, including the deputy Chairman of the Company’s Board. Each of the above options is exercisable into one Ordinary share of the Company at an exercise price of NIS 40 per share, linked to the Israeli CPI and subject to adjustments (bonus shares issue, rights issue and dividends distributions). The grantees also have the choice of a cashless exercise. The options vest over three years in three equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting periods. The fair value of each share option on the grant date, based on the binomial model, is NIS 7.8. The options were granted according to the capital gain alternative with a trustee pursuant to section 102 of the Income Tax Ordinance.

d. On January 1, 2008, 20 thousand Ordinary shares of the Company, which vest over four years in equal installments, and 800 thousand share options were granted to the former CEO for no consideration.

Each share option is exercisable into one Ordinary share at an exercise price of NIS 46.61, linked to the Israeli CPI and subject to adjustments including share distributions, rights issue and dividend distributions. The options originally vested over four years in four equal installments, starting one year from the date of grant of the options and the former CEO was given the choice of regular or cashless exercise. The fair value of each share option on the grant date based on the binomial model is NIS 9.88. The fair value was calculated using standard deviation of 25.2%-30.9%, risk-free interest rate of 2.3%-3.2% and share price of NIS 42.0. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance.

In accordance with the employment termination agreement with the former CEO, the balance of unvested shares to the former CEO, the share options vested immediately, and the exercise period for the share options was set to end 18 months after the employment termination date (in place of 6 months — under the original employment agreement). Subsequent to the reporting date, the former CEO exercised all the options to Company’s shares. This transaction has been accounted for as a modification of the awards and resulted in an immediate charge of the profit and loss. Subsequent to reporting date, the former CEO exercised all share options at an exercise price of NIS 45.36 per share.

e. In March 2009, the Company’s Audit Committee and Board of Directors approved the grant of 106 thousand share options (in total) to seven officers of the Company, including the deputy chairman of the

Company’s Board (“the grantees”). Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 17.02 (except for the deputy chairman of the Company’s Board — NIS 21.67), linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal installments, starting one year from the date of grant of the options. In certain cases, the grantees are entitled to acceleration of the vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 8.96. The fair value was calculated using standard deviation of 31.9%-72.6%, risk free interest rate of 0.03%-1.08% and share price of NIS 19.9. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance.

f. In March 2009, the Company’s Audit Committee and Board of Directors approved the renewal of the employment contract with the deputy Chairman of the Company’s Board (“the grantee”) for an additional four-year period. As part of the renewal, the deputy Chairman was granted 400 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 21.67, linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantee was also provided the choice of a cashless exercise. The options vest over four years in four equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting period. The fair value of each share option on the grant date based on the binomial model is NIS 10.4. The fair value was calculated using standard deviation of 31.1%-73.4%, risk-free interest rate of 0%-1.33% and share price of NIS 21.7. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance. This grant was approved by the Company’s shareholders meeting.

g. In November 2009, the Company’s Audit Committee and Board of Directors approved the employment agreement with the Company’s President, Mr. Aharon Soffer (the “grantee”), pursuant to which the Company granted him 760 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 35.67, linked to the Israeli CPI and subject to adjustments for bonus shares issue, rights issue and dividends distribution. The grantee was also provided with the choice of a cashless exercise. The options vest over four years in four equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting period. The fair value of each share option on the grant date based on the binomial model is NIS 13.29. The fair value was calculated using standard deviation of 42.5%-52.4%, risk-free interest rate of 0% — 1.05% and share price of NIS 34.5. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance.

h. In February 2010, the Company’s Board of Directors approved the grant of 729,500 share options to 5 officers and 13 employees of the Company and its wholly-owned subsidiaries, in accordance with the Company’s 2005 share option plan. The share options vest in four equal installments, starting one year from the date of grant of the options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 39.02, linked to the Israeli CPI and subject to adjustments for bonus shares issue, rights issue and dividends distribution. The fair value of each share option on the grant date based on the binomial model is NIS 15.4. The fair value was calculated using standard deviation of 43.7%-44.8%, risk-free interest rate of 0.1%-1.51% and share price of NIS 40.13. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance.

i. In April 2010, the Company’s Board of Directors approved the grant of 50,000 share options to an executive, in accordance with the Company’s 2005 share option plan. The share options vest in four equal installments, starting one year from the date of grant of the options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 38.93, linked to the Israeli CPI and subject to adjustments for bonus shares issue, rights issue and dividends distribution. The fair value of each share option on the grant date based on the binomial model is NIS 14.14. The fair value was calculated using standard deviation of 41.1%-45.5%, risk-free interest rate of 0.11%-1.42% and share price of NIS 39. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance.

j. The following table presents the movement in number of share options and their weighted average exercise price:

	2010
		Weighted	2009
		Average		Weighted
		Exercise		Average
	Number of	Price	Number of	Exercise
	Options	NIS	Options	Price
				NIS

Share options at beginning of year	3,297,900	42.36	2,499,600	41.03
Share options granted	822,900	38.37	1,331,000	31.25
Share options forfeited	(7,500)	49.62	(153,700)	45.67
Share options exercised	(676,833)	33.13	(379,000)	31.25

Share options at end of year	3,436,467	37.41	3,297,900	42.36

Share options exercisable at end of year	1,197,233	44.31	1,588,533	36.36

k. The expenses recognized in the income statement for the above share options in 2010, 2009 and 2008 amounted to NIS 13.2 million, NIS 4.2 million and NIS 7.6 million, respectively.

l. Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company, including its President, are entitled to cash remuneration, based on the price of Company shares (phantom options or “units”). The vesting period for this cash remuneration is three or four years, as applicable, in equal installments, starting one year from the date of grant of the options.

The following table presents the movement in the number of units and their weighted average exercise price:

	2010
		Weighted	2009
		Average		Weighted
		Exercise		Average
	Number of	Price	Number of	Exercise
	Units	NIS	Units	Price
				NIS

Units at beginning of year	307,500	40.10	285,800	41.85
Units granted	264,500	38.9	21,700	17.02
Units exercised	(135,000)	38.45	—	—
Units expired	(54,000)	50	—	—

Units at end of year	383,000	38.46	307,500	40.10

Units exercisable at end of year	83,767	41.03	215,267	41.57

The carrying amount of the liability relating to the aforementioned remuneration plan as of December 31, 2010 is NIS 2 million (2009 — NIS 1 million), presented in non-current liabilities.

Expenses (income) recognized in the income statement for the above cash remuneration in 2010, 2009 and 2008 amounted to NIS 2.1 million, NIS 0.8 million and NIS (0.3) million, respectively.

NOTE 29: — CHARGES (ASSETS PLEDGED)

a. As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns were mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, were pledged. In addition, charges were placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2010	2009
	NIS in millions

Short-term loans and credit	242	609
Non-current liabilities (including current maturities)	10,914	12,317
Debentures (including current maturities)	1,049	1,146
Negative pledge with regard to debentures (including current maturities)	237	79
Negative pledge with regard to convertible debentures (including current maturities)	15	24

	12,457	14,175

b. To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge was placed on five real estate properties which are owned by the Group and whose total value at the issuance date and the reporting date was approximately NIS 826 million and NIS 991 million, respectively. ATR debentures amounting to NIS 396 million (proportionate share) are secured by charges recorded on ATR’s properties.

NOTE 30: — RENTAL INCOME

During the years 2008-2010, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical areas, refer to Note 39.

NOTE 31: — LONG-TERM CONSTRUCTION WORKS

		Year Ended December 31
		2010	2009	2008
		NIS in millions

a.	Revenues
	Revenues from sale of buildings and land	155	154	167
	Revenues from construction contracts	536	442	446

		691	596	613

b.	Cost of revenues by revenue sources
	Cost of sale of buildings and land	126	141	134
	Cost of revenues from construction contracts	496	413	545

		622	554	679

c.	Cost of revenues by expense components
	Land	36	39	45
	Materials	110	96	102
	Subcontractors	399	345	315
	Salaries and related expenses	35	28	34
	Others	39	43	60
	Depreciation	3	3	2
	Impairment of inventories	—	—	121

		622	554	679

NOTE 32: — PROPERTY OPERATING EXPENSES

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Salaries and related expenses	79	13	12
Fees and taxes on properties	537	470	396
Maintenance and repairs	392	334	298
Utilities	240	194	179
Insurance and security	105	89	78
Depreciation of rental properties*)	13	15	10
Others	185	254	197

	1,551	1,369	1,170

*)	In respect of fixed assets that do not qualify for investment property, mainly senior housing facilities.

NOTE 33: — GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Salaries and management fees*)	406	379	285
Professional fees	103	63	75
Depreciation	22	21	13
Sales and marketing	8	7	6
Other (including office maintenance)	124	114	110

	663	584	489

*)	As for salaries and management fees to related parties, refer to Note 38.

NOTE 34: — OTHER INCOME AND EXPENSES

a. Other income

	Year Ended December 31
	2010		2009	2008
	NIS in millions

Capital gain on assets disposal	13		—	19
Management fees and other (including from related company)	—	*)	2	—	*)
Gain from bargain purchase**)	—		775	685

	13		777	704

*)	Represents an amount of less than NIS 1 million.

**)	Primarily with respect to acquisition of ATR shares (refer to Note 9g) and acquisition of CTY shares (refer to Note 9f).

b. Other expenses

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Loss from decrease in holding, net	4	1	—	*)
Capital loss on assets disposal	—	2	—
Impairment of goodwill	42	31	71
Impairment of other assets	2	7	12
Others, net	—	—	2

	48	41	85

*)	Represents an amount of less than NIS 1 million.

NOTE 35: — FINANCE INCOME AND EXPENSES

a. Finance expenses

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Financial expenses on debentures	943	796	827
Financial expenses on convertible debentures	60	40	39
Financial expenses on loans to financial institutions and others	958	1,080	857
Revaluation of options for debentures and shares	—	29	—
Loss from sale of marketable securities, net	—	—	128
Loss from early redemption of convertible debentures	27	—	—
Exchange rate differences and other financing expenses	18	17	17
Other expenses capitalized to real estate under development	(137)	(169)	(129)

	1,869	1,793	1,739

b. Finance income:

Gain from investments in securities, net	50	92	—
Gain from exchange and redemption of ATR convertible debentures*)	—	1,055	—
Gain from early redemption of debentures and convertible debentures	—	102	82
Dividend income	13	19	41
Interest income from associate	—	167	95
Interest income	28	30	47
Revaluation of derivatives**)	425	86	537
Exchange rate differences	45	—	—
Revaluation of warrants	8	—	—

	569	1,551	802

*)	Refer to Note 9g.

**)	Primarily from swap transactions.

c. Decrease (increase) in value of financial investments

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Impairment of financial assets	18	3	317
Revaluation of conversion component, share options and commitment to acquire ATR shares to its fair value*)	—	(84)	410

	18	(81)	727

NOTE 36: — NET EARNINGS (LOSS) PER SHARE

Details about the number of shares and net income (loss) used in calculation of net earnings (loss) per share:

	Year Ended December 31,
	2010		2009		2008
		Net Income		Net Income		Loss
		Attributable to		Attributable to		Attributable to
	Weighted	Equity Holders	Weighted	Equity Holders	Weighted	Equity Holders
	Number of	of the	Number of	of the	Number of	of the
	Shares	Company	Shares	Company	Shares	Company
		NIS in		NIS in		NIS in
	In thousands	millions	In thousands	millions	In thousands	millions

For the calculation of basic net earnings (loss) per share	141,150	790	129,677	1,101	125,241	(1,075)

Effect of dilutive potential ordinary shares	237	(1)	29	(2)	62	—
For the calculation of diluted net earnings (loss) per share	141,387	790	129,706	1,099	125,303	(1,075)

For details in respect of the outstanding warrants and stock options of the Company’s subsidiaries, refer to Note 9c(2), 9d(2), 9e(2), 9f(3) and 9g and for convertible debentures issued by subsidiaries, refer to Note 21.

NOTE 37: — FINANCIAL INSTRUMENTS

a. Financial risk factors

Group operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management program focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance. The Group uses financial derivatives in order to hedge certain exposures to risks.

The following is additional information about market risks and their management:

1. Foreign currency risk

The Group operates in a large number of countries and is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the US dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currencies. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risks. As part of this policy, the Group enters into cross currency swap transactions with respect to the liabilities, for details refer to d. below.

2. CPI risk

The Group has loans from banks and has issued debentures and convertible debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. The Group also has deposits and granted loans which are linked to changes in the CPI. For the amount of financial instruments linked to the CPI, with respect to which the Group is exposed to changes in the CPI — refer to section f. below.

3. Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for doubtful accounts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote, since they are financially sound.

4. Interest rate risk

The Group’s interest rate risks are mainly derived from long-term bank loans, debentures and convertible debentures that bear variable interest rates and therefore expose the Group to interest rate risk in respect of cash flow due to interest payments for those financial liabilities. From time to time and according to market conditions, the Company and its investees enter into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to d. below). As of the reporting date, 73% of the Group’s long-term financial liabilities (excluding interest rate swaps) bear fixed interest (as of December 31, 2009 — 68%). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

5. Liquidity risk

The Group’s objective is to maintain the existing balance between long-term financing and flexibility through the use of revolving lines of credit, bank loans and debentures. For additional details regarding the maturity dates of the Group’s financial liabilities, refer to e. below.

6. Price risk

The Group has investments in marketable financial instruments traded on the securities exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in securities prices determined based on market prices on securities exchanges. The carrying amount of such investments as of December 31, 2010 is NIS 148 million (December 31, 2009 — NIS 180 million). This exposure is not hedged.

b. Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31. 2010			December 31, 2009
	Carrying			Carrying
	Amount		Fair Value	Amount		Fair Value
			NIS in millions

Financial assets
Non-current deposits and loans	231		223	142		135

Financial liabilities
Debentures	15,633		16,822	14,205		14,013
Convertible debentures	798	*)	859	888	*)	907
Interest-bearing loans from financial institutions and others	16,624		17,417	18,809		20,014

	33,055		35,098	33,902		34,934

Total financial liabilities, net	(32,824)		(34,875)	(33,760)		(34,799)

*)	Excluding the conversion component which is presented in non-controlling interests and other financial liabilities, as the case may be, in the total of approximately NIS 46 million (2009 — approximately NIS 56 million).

The carrying amount of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable, short-term loans granted, credit from banks and others, trade payables and other accounts payable approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate which Company management estimates reflects the risk implicit in the financial instrument on balance sheet date. For the purpose of such estimation, the Company uses, among others, interest quotations provided by financial institutions.

c. Classification of financial instruments by fair value hierarchy

Financial instruments measured at fair value in the financial statements are classified, by classes having similar characteristics, to the following fair value hierarchy, determined in accordance with the source of data used in determination of their fair value:

Level 1: Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2: Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3: Data not based on observable market information (valuation techniques not involving use of observable market data).

	December 31, 2010
	Level 1		Level 2		Level 3
	NIS in millions

Financial assets measured at fair value
Financial assets at fair value through profit or loss:
Shares	50		—		—
Debentures	—	*)	—		—
Participation certificates in trust funds	8		—		—
Hedging financial derivatives	—		1,198		—
Available-for-sale financial assets:
Shares	90		—		—
Debentures	—		—		—
Participation certificates in equity funds	—		—		170

	148		1,198		170

Financial liabilities measured at fair value
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	—		165		—
Non-hedging financial derivatives	—		—	*)	—

	—		165		—

In 2010, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

*)	Represents an amount of less than NIS 1 million.

d. Financial derivatives

The following tables present information about cross currency swaps, interest rate swaps and forward contracts:

							Fair Value, NIS in
		Notional Amount — NIS in Millions				Average Effective	Millions
Transaction Type	Denomination	31.12.10	31.12.09	Interest Receivable	Interest Payable	Duration	31.12.10	31.12.09

Cross currency swaps
	Euro-NIS	661	411	CPI linked, 4.40%-5.10%	Fixed, 5.10%-5.41%	6.5	185	83
		280	280	CPI linked, 4.95%-5.59%	Variable E+1.35%-1.85%	6.4	141	72
		550	550	nominal, 6.0%	Fixed, 3.98%-5.06%	3.2	104	34
	US$-NIS	50	50	CPI linked, 4.57%	Fixed 5.97%	4.3	22	18
		475	475	CPI linked, 4.75%	variable, L+1.16%-1.17%	7.5	262	170
		400	400	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	3.2	55	32
		150	150	Telbor + 0.7%	Fixed 3.53%	6.1	30	27
	C$-NIS	395	395	CPI linked, 4.60%-4.95%	Fixed, 5.51%-6.07%	6.7	121	84
		350	350	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	6.1	154	115
		200	200	nominal, 6.4%	Variable, L + 1.08%	3.2	21	16
		190	190	nominal, 6.0%	Fixed, 2.95%-3.15%	3.2	35	33
		100	100	Telbor + 0.7%	Fixed 3.37%	6.1	18	20
		250	250	Telbor + 0.7%	Variable, L + 1.04%	6.1	39	35
	Swedish Krona-Euro	190	218	Euribor	3.56%-4.0%	0.4	(8)	13
Interest rate swaps fixed/variable
	US$	177	189	variable	fixed	3.9	(3)	(15)
	C$	36	360	variable	fixed	7.4	(3)	(4)
		€2,698	2,265	variable	fixed	4.3	(135)	(152)
		€711	816	variable	Fixed	0.8	(9)	(21)
	Swedish Krona	1,718	1,531	variable	fixed	5.4	7	(64)
Forward contracts
	Different currencies	1,367	954			Less than one year	(3)	(2)

							1,033	494

Financial derivatives are presented in the balance sheet within the following categories:

	December 31
	2010	2009
	NIS in millions

Current assets	111	62
Non-current assets	1,087	699
Current liabilities	(37)	(26)
Non-current liabilities	(128)	(241)

	1,033	494

e. Liquidity risk

The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2010

	Less
	Than One	1 to 3	3 to 5	Over 5
	Year	Years	Years	Years	Total
	NIS in millions

Credit from banks and others	250	—	—	—	250
Trade payables	515	—	—	—	515
Other accounts payable	903	—	—	—	903
Debentures	2,155	3,629	5,257	9,352	20,393
Convertible debentures	57	237	99	730	1,123
Interest-bearing loans from financial institutions and others	5,396	7,919	7,912	3,608	24,834
Hedging financial derivatives, net	(10)	(132)	(158)	(656)	(956)
Other financial liabilities	364	106	77	301	848
Financial guarantees*)	—	—	—	—	—

	9,630	11,759	13,187	13,335	47,910

*)	Maturity date of financial guarantees amounting to NIS 291 million is undetermined and is subject to future circumstances.

December 31, 2009

	Less
	Than One	1 to 3	3 to 5	Over 5
	Year	Years	Years	Years	Total
	NIS in millions

Credit from banks and others	632	—	—	—	632
Trade payables	603	—	—	—	603
Other accounts payable	744	—	—	—	744
Debentures	1,483	4,134	5,242	8,821	19,680
Convertible debentures	63	120	282	846	1,311
Interest-bearing loans from financial institutions and others	2,746	7,809	7,358	4,372	22,285
Hedging financial derivatives, net	54	(61)	(56)	(415)	(478)
	141	64	116	209	530

	6,466	12,066	12,942	13,833	45,307

f. Linkage terms of monetary balances

	December 31, 2010
	Linked to	In or	In or	Denomin-ated in or
	the Israeli	Linked to	Linked to	Linked to	In NIS -
	CPI	US$	C$	Euro	non-Linked	Other	Total
	NIS in millions

Assets:
Cash and cash equivalents	—	263	160	487	250	161	1,321
Short-term investments and loans	1	19	120	63	108	1	312
Trade and other accounts receivable	155	95	49	21	71	134	525
Long-term investments and loans*)	7	134	34	—	—	—	175

	163	511	363	571	429	296	2,333

*) Excluding financial instruments at fair value.
Liabilities:
Short-term credit from banks and others	3	4	33	105	80	17	242
Trade payables and other accounts payable	119	186	438	196	382	79	1,400
Liabilities attributable to assets held for sale	—	5	—	15	—	23	43
Debentures*)	6,187	2,713	3,960	733	2,040	—	15,633
Convertible debentures	15	—	613	170	—	—	798
Interest-bearing loans from financial institutions and others	348	3,365	4,902	5,716	18	2,286	16,635
Other financial liabilities	2	60	76	47	—	29	214
Employee benefit liabilities	—	2	—	—	2	—	4

	6,674	6,335	10,022	6,982	2,522	2,434	34,969

*)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above.

g. Sensitivity analysis of market risks

	Sensitivity Analysis to Changes in Interest Rates
Impact on Pre-Tax Income (Loss) for the Year of a	US$		€	NIS
1% Increase in Interest Rates	Interest	C$ Interest	Interest	Interest
	NIS in millions

2010	(9)	(10)	(35)	(2)
2009	(15)	(10)	(36)	(3)

Impact on Pre-Tax Income (Loss) for the Year of a 10%	Sensitivity Analysis to Changes in Exchange Rates
Increase in Exchange Rates	US$	C$	€	Others
	NIS in millions

2010	9	—	—	27
2009	3	—	—	6

	Sensitivity Analysis to Changes in Price of
	Marketable Securities on the Stock Exchange
Effect on Equity before Tax*)	+20%	+10%	−10%	−20%
	NIS in millions

Investment in marketable securities classified as available-for-sale financial instruments:
2010 (fair value — NIS 90 million)	9	5	(5)	(9)
2009 (fair value — NIS 160 million)	32	16	(16)	(32)
Effect on pre-tax income (loss)
Investment in marketable securities designated at fair value through profit or loss:
2010 (fair value — NIS 58 million)	6	3	(3)	(6)
2009 (fair value — NIS 20 million)	2	1	(1)	(2)

*)	If any impairment is classified as other than temporary, the loss is recognized on the income statement.

	Sensitivity Analysis to Changes in Consumer
	Price Index
	+2%	+1%	−1%	−2%
Effect on Pre-Tax Income (Loss)	NIS in millions

2010	(131)	(66)	66	131
2009	(112)	(56)	56	112

	Sensitivity Analysis for Derivatives — Changes
	in Exchange Rates
	+10%	+5%	−5%	−10%
Effect on Pre-Tax Income (Loss)	NIS in millions

2010
Change in exchange rate of €	(145)	(72)	72	145
Change in exchange rate of US$	(90)	(45)	45	90
Change in exchange rate of C$	(133)	(66)	66	132
2009
Change in exchange rate of €	(129)	(64)	64	128
Change in exchange rate of US$	(98)	(49)	49	97
Change in exchange rate of C$	(133)	(66)	66	132

	Sensitivity Analysis for Derivatives — Changes in Interest Rates
	+10%	+5%	−5%	−10%
Effect on Pre-Tax Income (Loss)	NIS in millions

2010
Change in interest on €	21	11	(11)	(22)
Change in interest on US$	4	2	(2)	(4)
Change in interest on C$	10	5	(5)	(11)
Change in nominal interest on NIS	(15)	(8)	8	16
Change in real interest on NIS	(33)	(16)	17	33
2009
Change in interest on €	25	13	(13)	(26)
Change in interest on US$	8	4	(4)	(8)
Change in interest on C$	16	8	(8)	(17)
Change in nominal interest on NIS	(23)	(11)	12	23
Change in real interest on NIS	(42)	(21)	21	43

	Sensitivity Analysis for Derivatives — Changes
	in Interest Rates
	+10%	+5%	−5%	−10%
Effect on Pre-Tax Equity (Accounting Hedge)	NIS in millions

2010
Change in interest on €	19	10	(10)	(19)
Change in interest on US$	1	1	(1)	(1)
2009
Change in interest on €	17	9	(9)	(17)
Change in interest on US$	3	2	(2)	(3)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis present the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated. In addition:

1. The sensitivity analysis for changes in interest rates was performed on long-term liabilities with variable interest.

2. Sensitivity analysis for financial derivatives with effective hedging instrument were performed with reference to the effect of the hedged instrument and the hedging instrument, net on the Company’s operating results and equity.

3. According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, exposure to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

4. The main exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

5. Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38: — TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a. Income and expenses

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Finance income on loans to related parties(1)	0.1	0.1	0.2

Management fees from the parent company	0.2	0.2	0.2

Interest income from jointly controlled entity(2)	5	167	95

Management fees from jointly controlled entity(3)	2	1	—

(1)	The loan and its terms are detailed in c(4)c below.

(2)	As for investment in debentures and convertible debentures of ATR, refer to Notes 9g and 11.

(3)	For consulting provided to ATR (amounts represent 100% of the income).

b. Other expenses and payments

	Year Ended December 31
	2010		2009		2008
	Number	NIS in	Number	NIS in	Number	NIS in
	of People	Millions	of People	Millions	of People	Millions

Directors’ fees(1)	5	1.4	5	0.9	6	1.0

Salaries and related expenses, see (2) and (3) below	4	34.3	5	47.8	4	34.1

(1)	Includes issuance of share options to directors, refer to Notes 28a and 38c(10).

(2)	As for the employment conditions (including remuneration in a form of securities) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board, the Company’s President and the Company’s former CEO, see details below.

(3)	In 2010, the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 58.8 million and NIS 23.5 million, respectively, and in 2009 they waived amounts of NIS 47.4 million and NIS 19.0 million, respectively, out of salaries calculated as a percentage of Company earnings, to which they were entitled pursuant to their employment agreement. The waiving of wages by the Chairman of the Board was recognized as a contribution directly to equity under capital reserves. The amounts in the table above exclude the salary waived by the Chairman of the Board.

c. Employment agreements:

1. Details regarding the remuneration of Mr. Katzman by a wholly-owned subsidiary of the Company

a. Mr. Katzman is employed by a wholly-owned subsidiary of the Company pursuant to an agreement that was approved by the Company’s shareholders in February 2000 (and amended by the approval of the Company’s shareholders in meetings in September 2001 and October 2004). The annual (base) salary of Mr. Katzman for 2010 was US$241 thousand (the “Base Salary”). This salary is updated annually at the greater of the rate of the increase in the Consumer Price Index in the US or 6%. In addition, Mr. Katzman is entitled to a bonus at the rate of 5% of the Company’s annual net income (before income taxes) (the “Annual Bonus”) subject to the adjustment provided under section 1(b) below. The employment agreement is automatically renewable for two-year terms (the current period ends in September 2011), and the party may terminate the agreement at the end of each term, as set forth above, upon a 90-day advance notice. In case of non-renewal of the term of the agreement, Mr. Katzman will be entitled to receive a one time payment in an amount equal to his annual remuneration. If the Company terminates the contract before the end of the period (except for dismissal “for cause”, in the customary circumstances set forth in the agreement), Mr. Katzman would be entitled to receive a payment of the last annual remuneration which was paid to him for the 12 months which preceded the termination of the agreement, to an adjustment payment in an amount equal to one quarter of the remuneration, as above, and other rights provided for in the agreement during the adjustment period, as described above. The agreement also grants Mr. Katzman rights for leave, other customary rights and life insurance (with Mr. Katzman’s family as beneficiaries). The agreement provides that Mr. Katzman will not be entitled to further compensation from the Company and its subsidiaries, other than his employment agreement with EQY and remuneration that Mr. Katzman is entitled to receive from FCR.

b. On March 28, 2008, Mr. Katzman notified the Company in writing (the “Notice of Conditional Waiver”) of the following: (1) in the computation of the Company’s income or loss in a particular year (beginning in 2007) for the computation of the Annual Bonus, the income or loss (before income taxes) which arises directly from the increase or decrease in the value of real estate properties classified in the Company’s accounts as investment property less related expenses which derive directly from the increase or decrease, referred to above, will not be taken into account (the annual bonus after the above adjustment is referred to as the “Current Annual Bonus”); (2) if properties classified as investment property are sold or transferred during the year, the Company will pay Mr. Katzman (in addition to the Current Annual Bonus) an additional amount (the “Additional Payment”) for that year at the time of payment of the bonus, which will be calculated at the rate of 5% of the pre-tax gain of the Company from the sale or transfer of properties, as above; (3) in no event will Mr. Katzman receive any bonus for a particular year according to the employment agreement and the notice of a conditional waiver (namely, the Current Annual Bonus and the Additional Payment for that year, collectively the “Actual Payment of Bonus”) in an amount that together with the actual bonus payments for that year (for 2007 and thereafter) exceeds the cumulative amount of the Annual Bonuses to which Mr. Katzman was entitled according to the employment agreement for that entire period (without regard for the notice of a conditional waiver); (4) if the employment agreement terminates according to its terms and the Company does not renew it for any reason (i) whether initiated by the employer or the Company or (ii) as a result of the death or disability of Mr. Katzman or (iii) within six months after a change in control in the Company (and in case of change in control, regardless of whether the termination was initiated by the Company or by Mr. Katzman) (collectively, “Termination of Employment”), the difference between the cumulative amount of the annual bonuses for the period from January 1, 2007 to the date of Termination of Employment to which Mr. Katzman would have been entitled without the notice of a conditional waiver and the cumulative amount of the Additional Payments (as defined above) will be paid to Mr. Katzman within 30 days of the termination of employment; (5) Mr. Katzman may cancel the notice of a conditional waiver by informing the Company (a “cancellation notice”). Upon providing such cancellation notice, the terms of the conditional waiver notice shall not apply to the fiscal year starting immediately after the year in which the cancellation notice is given, nor to any subsequent year.

On March 15, 2011, Mr. Katzman notified the Company of his irrevocable definite waiver of the entire bonus to which he is entitled for the year 2010, of NIS 58.8 million.

As for additional waiver of bonus by Mr. Katzman after the reporting date, refer to Note 40m.

c. As for the expiration of the employment agreement between Mr. Katzman and the Company on November 15, 2011, refer to Note 40r.

2. Details regarding the remuneration of Mr. Katzman by EQY

a. In October 2006, EQY and Mr. Chaim Katzman entered into an agreement pursuant to which Mr. Katzman will serve as chairman of EQY’s Board for the period from January 1, 2007 to December 31, 2010 (“2006 Agreement”). According to the 2006 Agreement, after this period, the agreement is automatically renewable each year unless one of the parties notifies otherwise at least six months before the date of the renewal. The 2006 Agreement also provides that Mr. Katzman is entitled to an annual bonus, at the discretion of EQY’s compensation committee. For 2007-2010, Mr. Katzman did not receive any annual bonus.

According to the 2006 Agreement, in January 2007, 300,000 restricted shares at share price of US$26.62 were issued to Mr. Katzman. 275,000 of these shares have vested in three equal installments on January 1 of each of the years 2008 to 2010 and the vesting period for the remaining 75,000 shares was updated, see below.

b. In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party announces otherwise at least 90 days prior to the renewal date. The said agreement replaced the 2006 Agreement. According to the agreement, Mr. Katzman will be entitled to an annual grant which will be determined at the discretion of EQY’s compensation Committee as well as to a reimbursement of expenses with respect to his position which is similar to the provisions of the 2006 Agreement. The agreement also set forth provisions relating to its termination by either EQY or Mr. Katzman.

Concurrently, the parties entered into an agreement according to which 380,000 restricted shares were granted to Mr. Katzman, at a share price of US$16.72. These shares will vest over four years commencing on January 1, 2011 and ending on December 31, 2014, in unequal installments according to the agreement. According to the agreement, the vesting period of 75,000 restricted shares was updated so that 43,750 restricted shares vested in August 2010 and 31,250 restricted shares will vest in monthly installments from February 2011 to December 2014 (instead of vesting in December 31, 2010 in one installment).

3. Details regarding the remuneration of Mr. Katzman by FCR, ATR and CTY

a. Mr. Katzman entered into an agreement with FCR, effective October 2001 and which was amended in September 2007, pursuant to which beginning October 2001, as long as he serves as the chairman of FCR’s Board, he is entitled to an annual remuneration, beginning 2007 (after the above amendment) of C$500 thousand plus annual issuances of 28.8 thousand restricted units. The agreement with FCR also provides for payments in case of termination of the contract due to change in control in FCR.

b. Details regarding remuneration in the form of FCR securities: (i) in 2008, 18 thousand restricted units convertible into 21.6 thousand FCR shares were issued to Mr. Katzman for no consideration based on the price of C$14.02 per unit at the issuance date, of which Mr. Katzman waived 4,500 units. (ii) in March 2009, 18 thousand restricted units convertible into 21.6 thousand FCR shares were issued to Mr. Katzman for no consideration based on the price of C$9.56 per unit at the issuance date, of which Mr. Katzman waived 4,500 units )iii) 11 thousand restricted units convertible into 17.6 thousand FCR shares were issued to Mr. Katzman in March 2010 for no consideration based on the price of C$13.79 per unit at the issuance date. As for all the above restricted units in sub-sections (i) and (iii), the vesting period (at the end of which they may be converted) is on December 15 of the third calendar year after the grant date, and FCR is entitled to redeem the restricted units in cash, based on the market price of FCR’s shares at the end of the period. The restricted units accrue dividends (by receiving additional restricted units), however they do not confer voting rights.

FCR share prices, as presented above, were adjusted due to the share split conducted by FCR in May 2010 (see Note 9d).

c. In August 2010, in addition to the agreement signed between the parties in March 2009, Mr. Katzman entered into an agreement with a company wholly-owned by ATR. According to the agreement, the monthly fees for the consultation services to which Mr. Katzman is entitled are € 41,667. The amount of expenses for which Mr. Katzman should receive reimbursement from ATR was increased effective as from August 1, 2010. The fees to which Mr. Katzman is entitled for the said consultation services are fully transferred to the Company.

d. In June 2010, Mr. Katzman was elected as CTY’s Chairman of the Board. As such, Mr. Katzman is entitled to an annual director’s remuneration of € 160 thousand and € 700 per board meeting. For 2010, Mr. Katzman’s remuneration totalled € 127.3 thousand. The fees to which Mr. Katzman is entitled, are fully deducted from the remuneration Mr. Katzman is entitled to receive from a wholly-owned subsidiary of the Company.

4. Details regarding the remuneration of Mr. Segal by a wholly-owned subsidiary of the Company:

a. Until February 19, 2008, Mr. Segal served as the Company’s CEO. On February 19, 2008, the Company’s shareholders approved a resolution according to which, effective on the date of the approval of the shareholders, Mr. Segal ceased to serve as the Company’s CEO and was appointed the Executive Vice Chairman of the Company’s Board without any modification of his employment terms, as detailed below. Mr. Segal is employed by a wholly-owned subsidiary of the Company. The annual cost of (base) salary of Mr. Segal totaled in 2010 US$212.6 thousand and C$63 thousand. According to the agreement, Mr. Segal’s salary is updated annually at the greatest of (a) 50% of the salary linked to the increase in the consumer price index that is published in Canada and 50% to the increase in the consumer price index published in the US and (b) an annual increase of 6%.

In addition, Mr. Segal is entitled to a bonus at the rate of 2% of the Company’s annual net income (before income taxes). The agreement also grants Mr. Segal customary rights for vacation disability and life insurance (with Mr. Segal’s family as beneficiaries). The employment agreement is for a period of seven years (ending in September 2011) and is automatically renewable for additional seven-year periods, unless one of the parties notifies the other of its intention to terminate the agreement with a 90-day notice before the date of the renewal. The agreement also refers to the various payments to which Mr. Segal (or his heirs) would be entitled upon the termination of the agreement and these amounts vary depending on the circumstances of termination.

In case of termination, Mr. Segal may elect one of two alternatives: (i) to continue receiving all compensation and benefits to which he would have been entitled had the agreement continued through its term, and for no less than 24 months, or (ii) to receive a lump sum equal to total compensation and benefits for the year prior to the termination date, multiplied by the number of years remaining through the term of the agreement, but no less than 2 years. Should the Company not extend the agreement, Mr. Segal would be entitled to receive an amount equal to his most recent annual compensation. Upon the death of Mr. Segal, his heirs would be entitled to receive an amount equal to his most recent annual compensation multiplied by two.

b. On March 28, 2008, Mr. Segal notified the Company in writing of a conditional waiver whose terms are identical to the terms of Mr. Katzman’s notice as described in c(1)b above.

On March 15, 2011, Mr. Segal notified the Company of his irrevocable definite waiver of the entire bonus to which he is entitled for the year 2010, of NIS 23.5 million.

As for additional waiver of bonus by Mr. Segal after the reporting date, refer to Note 40m.

As for the expiration of the employment agreement between Mr. Segal and the Company on November 15, 2011, refer to Note 40r.

c. In October 2004, the Company extended to Mr. Segal a loan of approximately C$1.45 million (approximately NIS 5 million when granted). According to the terms of the loan, which was approved by the Company’s shareholders in October 2004, the principal amount is repayable after five years from the date the loan was granted though Mr. Segal may inform the Company of his intention to defer and divide the repayment of the principal such that one-third of the principal amount is payable at the end of these five years, another third is payable with one year later and the last third with the elapse of one more year. In 2009, Mr. Segal gave the Company notice of postponement and splitting of the loan repayment, as above, with two thirds of the loan principal repaid in October 2009 and October 2010. The interest on the loan is payable on a quarterly basis. The loan bears annual interest at the rate of 3%, but in any case not below the minimum interest rate required under the Canadian income tax regulations (which, as of December 31, 2010, is at the annual rate of 1%). The loan is secured by 150 thousand shares of the Company which are owned by Mr. Segal.

5. Details regarding the remuneration of Mr. Segal by FCR:

a. Mr. Segal, who also acts as FCR’s President and CEO, entered into an employment agreement with FCR, effective October 2001 (which was amended in March 2005, August 2006 and March 2007), pursuant to which beginning October 2001, he is entitled to an annual remuneration including incidental benefits, which, as of 2010 totaled C$689 thousand. The above employment agreement is for a three-year period and is automatically renewable for three-year periods, unless one of the parties notifies the other of its intention to terminate the agreement with a 180-day notice before the date of the renewal. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2010, Mr. Segal is eligible to receive a bonus from FCR of C$491 thousand (the annual bonus is in part calculated on the basis of predefined parameters and targets set by FCR). The employment agreement with Mr. Segal also provides for the various payments to which Mr. Segal would be entitled upon the termination of the contract and these amounts vary depending on the circumstances of termination.

b. Details regarding remuneration in the form of FCR securities: (i) in March 2008, 91.9 thousand share options convertible into 147.1 thousand FCR shares at an exercise price of C$16.95 per share were granted to Mr. Segal, which are exercisable through March 2018. These share options vest equally over a period of three years. The fair value of each share option at the grant date, based on the binomial model, was C$1.73; (ii) in March 2009, 108.7 thousand share options convertible into 158 thousand FCR shares at an exercise price of C$9.81 per share were granted to Mr. Segal, which are exercisable through March 2019. The share options vest in three equal installments. The fair value of each share option at the grant date based on the binomial model was C$1.09; (iii) in March 2010, 77.6 thousand share options convertible into 124 thousand FCR shares at an exercise price of C$13.91 per share were granted to Mr. Segal, which are exercisable through March 2020. The share option vest in three equal installments. The fair value of each share option at the grant date based on the binomial model was C$2.14; (iv) in 2008, 35 thousand restricted units convertible into 56 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$14.02 per share at the grant date; (v) in 2009, 25 thousand restricted units convertible into 40 FCR shares were issued to Mr. Segal for no consideration, based on the price of C$9.56 per share at the grant date; (vi) in 2010, 25 thousand restricted units convertible into 40 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$13.79 per share at the grant date; (vii) in March 2011, 180 thousand share options were granted to Mr. Segal, exercisable through March 2021, at an exercise price of 15.7 per share. The share options vest over five years.

As for all the above restricted units, the vesting period (at the end of which they may be converted) is on December 15 of the third calendar year after the grant date, and FCR is entitled to redeem the restricted units in cash, based on the market price of FCR’s shares at the end of the period. The restricted units accrue dividends (by receiving additional restricted units), however they do not confer voting rights.

As for all above restricted units and share options, FCR share prices were adjusted due to the share split conducted by FCR in May 2010 (see Note 9d).

6. Details regarding directors’ remuneration to which Mr. Segal is entitled from EQY, CTY and GAA

a. Mr. Dori Segal receives for his services on EQY’s Board 2,000 restricted shares each year (for 2010 — the average price per share at the grant date was US$18.88) under a general compensation plan for the directors of EQY according to which a director that is not an EQY employee is entitled to receive restricted shares upon appointment and in each year. For 2010, Mr. Segal also received directors’ fees of US$40.5 thousand in cash.

b. For his service on the CTY Board, in 2010 Mr. Segal received directors’ fees of € 48.9 thousand.

c. Under the service of Mr. Dori Segal as the Chairman of the Board of Directors of GAA, in June 2010, GAA granted Mr. Segal 180,000 share options convertible into GAA shares at an exercise price of C$7 per share. The share options will vest in 3 equal installments over 3 years as from the date of their grant. Based on the Black-Scholes Model, the fair value of each of the share options is C$2.85 on the grant date. Mr. Segal is also entitled to convert his cash director fees (C$25 thousand and C$1,000 per a board meeting) into Deferred Share Units (DSU). In 2010 Mr. Segal was entitled to C$32 thousand into cash, which was converted to 5,992 DSUs.

7. Mr. Arie Mientkavich

a. According to an agreement which was approved by the Company’s shareholders in June 2005, as extended in May 2009, Mr. Mientkavich is employed as the Deputy Chairman of the Board for a four-year period to be ended on April 30, 2013, at 50% of a full time position and for the monthly payment (gross) of NIS 72 thousand, linked to the CPI, plus associated benefits.

b. According to the employment agreement, in August 2005, the Company granted, through a trustee, 400 thousand share options to Mr. Mientkavich, as described in Note 28b.

c. In August 2008, the Company’s shareholders meeting approved the grant of 19,000 share options to Mr. Mientkavich, as set forth in Note 28c.

d. In May 2009, the Company’s shareholders meeting approved a cash bonus amounting to NIS 227.5 thousand, and the grant of 16 thousand share options to Mr. Mientkavich, as set forth in Note 28e.

e. In May 2009, in conjunction with renewal of his employment agreement, the Company’s shareholders meeting approved the grant of 400 thousand share options to a trustee on behalf of Mr. Mientkavich, as set forth in Note 28f.

f. Subsequent to the reporting date, the Company’s Audit Committee and Board of Directors approved an annual bonus to Mr. Mientkavich in respect of 2010 amounting to NIS 500 thousand.

8. Mr. Aharon Soffer:

Mr. Soffer’s terms of employment as the Company’s President, pursuant to the employment agreement from December 2009, include a monthly salary of NIS 128 thousand (as of December 31, 2010), linked to the CPI, plus associated expenses, an annual bonus equal to up to 100% of his annual salary, of which 70% is payable subject to achievement of annual targets to be set by the Company’s Board of Directors, and the remaining 30% is payable subject to the sole discretion of the Board of Directors, customary social benefits, company car, apartment maintenance for his first year in office and relocation expenses. The term of the employment agreement was set for four years, starting on November 1, 2009. In addition, Mr. Soffer was granted 760 thousand share options, refer to Note 28g.

In case of termination of his employment by the Company other than for a cause (as defined in the employment agreement), Mr. Soffer will be entitled to a lump sum payment equal to his monthly salary of six months, including benefits, an additional 12 months of payments of his monthly salary, a pro-rata portion of the annual bonus to which Mr. Soffer is entitled pursuant to his employment agreement, and accelerated vesting of share options granted to him as set forth above.

Due to share-based payment settled in cash, the Company recognized in 2010 and 2009 expenses amounting to NIS 549 thousand and NIS 296 thousand, respectively. With respect to an exercise notice given by Mr. Soffer for 135,000 units in 2009, he was paid NIS 211 thousand. At the reporting date, 46.5 thousand units are outstanding.

In 2001, an Israeli bank granted to Mr. Soffer loans, guaranteed by the Company, for purchase of Company shares pursuant to Company remuneration plans, which as of December 31, 2010 amounted to NIS 1.7 million. These loans bear interest at 2% per annum, are linked to the Israeli CPI and mature (as extended in 2008) on November 30, 2011.

On June 16, 2010, GAA granted to Mr. Soffer, as GAA’s Deputy Chairman of the Board of Directors, 120,000 share options exercisable into GAA shares at an exercise price of C$7 per share. The share options will vest in 3 equal installments over 3 years as from the grant date. Based on the Black-Scholes Model, the fair value of each of the share options is C$2.85 on the grant date. If and when Mr. Soffer decides to exercise the aforementioned share options, the difference between the price of the GAA share during the exercise on the Stock Exchange and the aforementioned exercise price will be deducted from the compensation to which Mr. Soffer is entitled according to his employment agreement with the Company.

Until February 2010, Mr. Soffer served as the temporary CEO of GAA. In respect of the aforesaid term of service, in 2010 Mr. Soffer was entitled to an amount of C$18.5 thousand. In addition, in the framework of his service as a director at GAA, Mr. Soffer is entitled to convert his cash director fees (annual amount of C$25 thousand and C$1,000 per meeting) into Deferred Share Units (DSU). In respect of 2010, Mr. Soffer was entitled to C$26.5 thousand, which was converted into 4,971 DSUs. Such amounts are transferred to the Company or are offset from the compensation to which Mr. Soffer was entitled according to his employment agreement with the Company.

Subsequent to the reporting date, the Company’s Audit Committee and Board of Directors approved an annual bonus to Mr. Soffer for 2010, amounting to NIS 1.5 million.

9. Mr. Michael Bar-Haim (former Company CEO)

Mr. Bar-Haim’s principal employment terms were: monthly salary of NIS 140 thousand plus associated expenses, annual bonus equal to 0.75% of the Company’s net income after elimination of revaluation or impairment of properties not disposed of, social benefits, company car and apartment maintenance. The original employment term was for four years.

Pursuant to his employment termination agreement, which became effective in July 2009, from the termination date to December 31, 2011 (the original expiration date in the employment agreement of the former CEO), the former CEO is entitled to all salary and benefits for which he was entitled pursuant to his employment agreement, a bonus of NIS 3.5 million, representing the relative portion of the annual bonus to which the former CEO is entitled and a payment of NIS 3.3 million for a non-competition commitment of the former CEO for an additional year (in addition to the non-competition term prescribed in the employment agreement). Further, the agreement provides that the exercise period for 800 thousand share options held by the former CEO (refer to Note 28d) will end 18 months after the termination date and the remaining restricted shares owned by the former CEO are no longer restricted. In 2009, the Company recognized an expense of approximately NIS 10 million with respect to the termination of the employment agreement.

10. Remuneration to Company’s directors

a. On October 20, 2010, the Company’s Audit Committee and Board of Directors approved the update of the annual remuneration amounts and the participation remuneration paid to the Company’s external directors, up to the “maximum amount” determined for an external director or an expert external director, in accordance with the classification of each external director, as defined in the Companies’ Regulations (Rules regarding Remuneration and Expenses to an External Director), 2000 (“Remuneration Regulations”), and in accordance with the Company’s rating.

The update of the remuneration of the external directors will be valid as from November 26, 2010 (the “Determining Date”). Until the Determining Date, the external directors were entitled to an annual remuneration and participation remuneration in accordance with the “determined amount” and to an annual allocation of the Company’s share options by virtue of a securities’ benefit plan for directors which was adopted in March 2002. From the Determining Date, the external directors are not entitled to the allocation of the share options as mentioned above.

b. On October 20, 2010, the Company’s Board of Directors (after receiving the approval of the Audit Committee dated October 17, 2010) approved the update of the annual remuneration amounts and the participation remuneration paid to the Company’s directors (excluding external directors and directors who fill an additional position in the Company), as from the Determining Date, up to the “maximum amount” determined for an external director or an expert external director in accordance with the classification of each director, as defined in the Remuneration Regulations, and in accordance with the Company’s rating. Effective as of the date of the approval of the financial statements, all the directors who serve in the Company’s Board of Directors are accounting and financial experts and therefore, as from the Determining Date, they will be entitled to the “maximum amount” which applies pursuant to the Remuneration Regulations with respect to an expert director.

Up to the Determining Date, such directors were entitled to an annual remuneration and participation remuneration in accordance with the “determining amount” pursuant to the Remuneration Regulations as well as to insurance, exemption and indemnification from the Company. In addition, such directors were entitled to an annual allocation of the Company’s stock options by virtue of a securities’ benefit plan for directors adopted in March 2002. As from the Determining Date, the external directors are not entitled to the allocation of the share options as mentioned above.

c. On October 20, 2010, the Company’s Audit Committee and Board of Directors approved an expansion of liability insurance coverage for the directors and officers of the Company — from US$25 million (per event and on an annual accumulation basis) to US$60 million (per event and on an annual accumulation basis), as long as the premium amount for the first insurance year does not exceed US$150 thousand. In addition, the approval of the said insurance coverage expansion became effective for Mr. Chaim Katzman, in a manner identical to the insurance coverage offered to other directors and officers in the Company.

In addition, it was determined that the insurance with respect to the directors and the officers in the Company will be renewable from time to time, under the approval of the Audit Committee and the Board of Directors, provided that the following terms are met: (a) the liability insurance does not exceed such coverage amount; (b) the annual premium does not exceed US$200 thousand; and (c) the latest renewal by virtue of such determination is implemented for an insurance period which will be terminated no later than 5 years after the date of the determination of the general meeting expected to take place on November 25, 2010 for the purpose of approving the determination set forth above.

d. Balances with related parties:

	December 31
	2010	2009
	NIS in millions

Loans to associates (Note 4)	—	56

Due from associate (Note 6)	—	6

Investments and loans to associates (Note 9a)	117	45

Loan to related party (Note 10)	2	4

Debentures of associate (Note 11)	—	60

Due to related parties (Note 19 and 38c)	40	54

NOTE 39: — SEGMENT INFORMATION

a. General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: senior housing facilities in the US (RSC), medical office buildings sector in North America (ProMed), shopping centers in Israel, Germany, Brazil and Bulgaria.

b. Financial information by operating segments:

Year ended December 31, 2010

									Corporate
					Shopping				and
				Shopping	Centers in	Initiation and			Adjustments
	Shopping		Shopping	Centers in	Central-	Performance			for
	Centers in		Centers in	North	Eastern	of Contract		Other	Consolidated
	US(1)		Canada(2)	Europe	Europe(9)	Works		Segments	(3)-(7)	Consolidated
	NIS in millions

Segment revenues
External revenues(3)	1,065		1,758	971	320	692		506	(25)	5,287

Segment results:
Gross profit(4)	519		775	631	200	70		314	605	3,114
Depreciation and amortization(4)	251		371	—	—	3		13	(622)	16
Share of losses of associates	—	*)	—	—	—	—	*)	—	2	2
Operating income(5)	321		705	530	141	26		260	1,430	3,413
Segment assets:
Operating assets(6)	8,082		14,041	11,337	3,375	665		6,153	8,780	52,433
Investments in associates	60		—	—	50	28		—	(21)	117

Total assets	8,142		14,041	11,337	3,425	693		6,153	8,759	52,550

Investments in non-current assets	627			1,756	672	89		4	585	3,733

Segment liabilities(7)	119		341	165	125	309		135	36,187	37,381

*)	Represents an amount of less than NIS 1 million.

Year ended December 31, 2009

					Shopping
				Shopping	Centers in	Initiation and			A Corporate and
	Shopping		Shopping	Centers in	Central-	Performance			Adjustments for
	Centers in		Centers in	North	Eastern	of Contract		Other	Consolidated
	US(1)		Canada(2)	Europe	Europe(9)	Works		Segments	(3)-(7)	Consolidated
	NIS in millions

Segment revenues:
External revenues(3)	1,067		1,525	1,019	—	598		493	(22)	4,680

Segment results:
Gross profit(4)	516		658	686	—	44		299	554	2,757
Depreciation and amortization(4)	244		326	—	—	3		15	(570)	18
Share of losses of associates	—	*)	—	—	(259)	(3)		—	(6)	(268)
Operating income (loss)(5)	475		579	585	(259)	—	*)	242	(903)	719
Segment assets:
Operating assets(6)	8,577		12,864	11,882	3,561	613		6,284	7,678	51,459
Investments in associates	44		—	—	—	11		—	(10)	45

Total assets	8,621		12,864	11,882	3,561	624		6,284	7,668	51,504

Investments in non-current assets	643		1,005	662	—	2		466	—	2,778

Segment liabilities(7)	176		370	181	164	186		133	37,028	38,238

*)	Represents an amount of less than NIS 1 million.

Year ended December 31, 2008

					Shopping
				Shopping	Centers in	Initiation and
	Shopping		Shopping	Centers in	Central-	Performance			Adjustments for
	Centers in		Centers in	North	Eastern	of Contract	Other		Consolidated
	US(1)		Canada(2)	Europe	Europe(9)	Works	Segments		(3)-(7)	Consolidated
	NIS in millions

Segment revenues
External revenues(3)	858		1,384	937	—	615	393		(18)	4,169

Segment results:
Gross profit (loss)(4)	464		591	658	—	(66)	240		433	2,320
Depreciation and amortization(4)	163		286	—	—	2	11		(449)	13
Share of losses of associates	—	*)	—	—	(72)	(3)	—	*)	(11)	(86)
Operating income (loss)(5)	295		546	568	(72)	(120)	222		(3,031)	(1,592)

*)	Represents an amount of less than NIS 1 million.

c. Geographical information:

External revenues:

	Year Ended December 31
	2010	2009	2008
	NIS in millions

USA	1,302	1,312	1,057
Canada	1,773	1,534	1,389
Northern and Western Europe	1,048	1,103	1,015
Central-Eastern Europe	400	46	34
Israel	751	674	661
Other	38	33	31
Reconciliations(3)	(25)	(22)	(18)

Total	5,287	4,680	4,169

Location of non-current operating assets(8)

	Year Ended December 31
	2010	2009	2008
	NIS in millions

USA	9,755	10,310	8,530
Canada	14,073	12,863	10,169
Northern and Western Europe	12,166	12,735	12,253
Central-Eastern Europe	3,517	3,913	235
Israel	2,432	2,100	2,323
Other	534	331	204
Reconciliations	5,103	3,648	4,608

Total	47,580	45,900	38,322

d. Notes to segment information:

1. The relevant data for the analysis and allocation of resources to the shopping centers in the US is based on financial statements which have been prepared in accordance with accounting principles in the US (US GAAP).

2. The relevant data for the analysis and allocation of resources to the shopping centers in Canada is based on financial statements which have been prepared in accordance with accounting principles in Canada.

3. The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented as revenues from discontinued operations and amortization of lease incentives granted to tenants.

4. The reconciliations to the consolidated in the item gross profit include the effect of the reconciliations to revenues, as above, and cancellation of depreciation and amortization expenses which were recognized in EQY and FCR financial statements according to the local accounting principles in countries of their resident (US and Canada, respectively).

5. Adjustments for consolidation under Operating Income include, in addition to section 4 above, gain (loss) from revaluation of investment property not included in segment reporting, amounting to NIS 1,017 million, NIS (1,922) million and NIS (3,988) for 2010, 2009 and 2008, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 190 million, NIS 161 million and NIS 116 million and unallocated net other income of approximately NIS 4 million, NIS 629 million and NIS 651 million (including gain from bargain purchase), for 2010, 2009 and 2008, respectively.

6. Includes current operating assets, investment property, property under development and fixed assets. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property in EQY and FCR.

7. Includes operating liabilities such as trade, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

8. Non-current assets include mainly fixed assets, investment property and investment property under development.

9. With respect to 2009 and 2008, the operating loss in the segment “Shopping centers in Central-Eastern Europe” is presented under “Group’s share of losses of associates”. Additionally, the assets of this segment are presented under “investment in associates”, since ATR, which was previously accounted for as an associate, was initially proportionately consolidated starting at the end of 2009.

NOTE 40: — SUBSEQUENT EVENTS

a. With respect to the acquisition of C&C (US) No. 1 Inc. by EQY through a joint venture, and the engagement of the Group in a shareholders’ agreement in EQY, in conjunction with the acquisition, refer to Note 9c(9).

b. On January 27, 2011, Dori Energy (a wholly-owned subsidiary of U. Dori), which owns 18.75% of the share capital of Dorad Energy Ltd., completed a share issuance of 40% of its share capital and granted a call option (with a fair value of NIS 0.4 million) to purchase additional 10% of its share capital, to Alumey Clean Energy Ltd., in consideration for NIS 50 million. As a result of the share issuance, and due to the loss of control in Dori Energy U. Dori has recognized subsequent to the reporting date a NIS 60 million gain, which is presented in the other income section (the Company’s share — NIS 22 million). After the transaction, Dori Energy is proportionately consolidated in the financial statements of U. Dori.

c. On March 10, 2011 companies owned by Mr. Uri Dori and Mr. David Katz, the partners of the Company in Acad (the “Partners”) submitted an offer to the Company, to buy or sell 50% of Acad’s share capital, according to the Buy and Sell (“BMBY”) mechanism set out in Acad’s shareholders agreement. On April 3, 2011 the Company notified the Partners that would purchase their 50% interest in Acad at the price indicated in their offer (NIS 82 million (the “transaction price”) reflecting a total value of NIS 164 million of

Acad). On April 17, 2011 the transaction closed and commencing on that date Acad is fully consolidated in the financial statements of the Company.

The acquisition was accounted for as a business combination achieved in stages under IFRS 3, with the previously owned 50% interest in Acad revalued to its fair value at the acquisition date according to the transaction price. As a result of such revaluation, the Company recognized subsequent to the reporting date a NIS 31 million loss (including the currency translation reserve realization amounted to NIS 12 million) charged to profit or loss.

Subsequent to the reporting date, the Company engaged an external valuer to execute a provisional allocation of the purchase price to Acad’s net identifiable assets at the acquisition date. The fair value of the identifiable assets and liabilities of Acad at the acquisition date are as follows:

Fair Value
NIS in million

Cash and cash equivalents	150
Inventory of buildings and apartments for sale	819
Other current assets	674
Non-current assets	311

1,954

Current liabilities	1,152
Non-current liabilities	343
Non-controlling interests	269

1,764

Net assets acquired	190
Gain from bargain purchase recognized in 2011	(26)

Total acquisition cost	164

On June 6, 2011, the Company completed an agreement for the sale of 100% of Acad’s share capital to Gazit Development, in which it holds a 75% interest in consideration for NIS 200 million, including NIS 20 million for the assignment of loans that were granted to Acad by the Company.

d. Debt issuances by FCR:

1. On January 21, 2011 FCR completed a public offering in Canada of C$150 million par value unsecured debentures (Series L), by way of a shelf prospectus. The debentures bear fixed annual interest of 5.48% paid semi-annually, and are payable in one principal payment in July 2019.

2. On March 22, 2011 FCR completed a public offering in Canada of C$110 million par value of unsecured debentures (Series M) by way of a shelf prospectus. The debentures bear fixed annual interest rate of 5.60% to be paid twice a year and mature in a single payment in April 2020.

3. On April 28, 2011 FCR completed a public offering in Canada of C$57.5 million par value unsecured convertible debentures (series E) by way of a shelf prospectus. The debentures bear annual interest at the rate of 5.40%, payable in two semi-annual payments commencing on September 30, 2011 and are convertible into FCR shares for C$22.62 per share on each day since their listing for trade and payable on January 31, 2019. According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

4. On June 13, 2011 FCR completed a public offering in Canada of C$65 million par value of unsecured debentures (series M), by a series expansion by way of a shelf prospectus.

5. On August 9, 2011 FCR completed a public offering in Canada of C$57.5 million par value unsecured convertible debentures (series F) by way of a shelf prospectus. The debentures bear annual interest at the rate of 5.25%, payable in two semi-annual payments commencing on September 30, 2011 and are convertible into FCR shares for C$23.77 per share on each day since their listing for trade and payable on January 31, 2019. According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

e. On March 28, 2011, the Company completed an agreement through a wholly-owned subsidiary, for the purchase of 2 million ordinary shares of EQY from Alony-Hetz Properties and Investments Ltd (“Alony-Hetz”), in consideration for US$36.5 million (NIS 125 million).

f. On May 18, 2011, EQY announced a capital-raising through a public offering of 5 million shares in the U.S. at the price of U.S. $19.42 per share (total consideration of U.S $97.1 million). Simultaneously, wholly-owned subsidiaries of the Company purchased from EQY an additional 1.0 million EQY shares in a private placement at the offering price (total consideration of U.S $19.4 million).

In a separate transaction, wholly-owned subsidiaries of the Company also purchased from an entity controlled by Alony-Hetz Properties and Investments Ltd. an additional 1.0 million EQY shares, for a total consideration of U.S$19.3 million.

As a result of the offering and the purchase, the Group’s voting rights decreased to 40.1% and its economic interest decreased to 41.2% (calculated net of non-controlling interests in GAA) and the Group recognized subsequent to the reporting date a capital decrease amounting to NIS 2 million charged to capital reserve from transactions with non-controlling interests.

During August and September 2011 the Company through wholly-owned subsidiaries, purchased approximately 1.8 million EQY shares during the trade on the NYSE for a total consideration of U.S.$30.8 million (NIS 114 million). As a result of the purchases, the Group’s voting rights increased to 41.8% and its economic interest increased to 43.1% and the Group recognized subsequent to the reporting date a capital decrease amounting to U.S.$6.8 million (NIS 25 million) charged to capital reserve from transactions with non-controlling interests.

g. On March 29, 2011 GAA announced that it had filed a prospectus in Canada for the issuance of up to 18.2 million rights (the “Rights”). The Rights entitled GAA’s shareholders to subscribe for units (the “Units”) with each Unit consisting of one Common Share and one purchase warrant (the “Warrants”). One Right was issued for each Common Share held by the shareholders of GAA on April 12, 2011. A holder of Rights is entitled to subscribe on May 11, 2011, for one Unit for every two Rights held, at a price of C$6.30 per Unit. Each Warrant entitle the holder to purchase at any time up to November 30, 2016 (the “Expiry Date”), one Common Share at an exercise price of C$7.50 up to April 14, 2014, and at each day thereafter at an exercise price of C$8.50, up to the Expiry Date subject to adjustments in certain events.

A wholly-owned subsidiary of the Company (“the subsidiary”) agreed to exercise all of the Rights issued to it, and to purchase at the applicable Unit price, all Units that were not issued to other shareholders.

On May 16, 2011 the rights issuance was completed and approximately 7.8 million Units were issued in consideration for C$48.9 million. The Subsidiary purchased in the issuance approximately 6.2 million Units (including approximately 0.8 million Units that were not subscribed for by other shareholders) in consideration for C$39.3 million (NIS 141 million). As a result of the Rights offering, the Company’s interest in GAA increased to 73.1% and the Company recognized subsequent to the reporting date a capital increase amounting to C$0.4 million (NIS 1.4 million) charged to capital reserve with non-controlling interests.

h. As for the compromise agreement that had been signed in June 2011 between all the parties involved in the lawsuits with Meinl Bank, refer to Note 26d(2).

i. On May 19, 2011 Moody’s Midroog announced a rating increase for all of the Company’s series of outstanding debentures from A1 to Aa3 and confirmed its stable outlook.

On August 2, 2011 S&P Maalot confirmed an A+ rating for all of the Company’s series of outstanding debentures, with upgrading its outlook forecast from stable to positive.

j. On July 14, 2011 CTY completed an offering of 33 million shares to Finnish and international investors in a price of EUR 3.02 per share with total consideration of EUR 99.7 million (NIS 493 million) before issuance expenses. In the framework of the offering the Company purchased 14.9 million shares in the offering price in total consideration of 45.0 EUR million (NIS 222 million).

During August and September 2011 the Company purchased approximately 2.2 million CTY shares during the trade on the Helsinki stock exchange for a total consideration of NIS 28 million. As a result of the offering and the purchases the Company’s interest in CTY increased from 47.3% to 47.8% and the Company recognized subsequent to the reporting date a capital increase amounting to NIS 13 million, charged to capital reserve from transactions with non-controlling interests.

k. In July 2011, FCR announced a temporary reduction in the conversion price of its convertible debentures (series A and B) up to a principal amount of C$212.8 million, from C$16.425 per share to C$16.25 per share, for a 35 days period ended on August 16, 2011 (“the Period”). During the Period C$84.7 million principal amount of convertible debentures (series A and B) were converted into 5.21 million FCR shares, including C$74.0 million principal amount of convertible debentures that were converted into 4.55 million FCR shares by a wholly-owned subsidiary of the Company. As a result of the conversion the Company’s interest in FCR increased to 49.6%.

l. During August and September 2011 the Company through wholly-owned subsidiaries, purchased approximately 4.6 million ATR shares during the trade on the Vienna stock exchange for total consideration of EUR 15.6 million (NIS 79 million). As a result of the purchases the Company’s interest in ATR increased from 30.0% to 31.2% and the Company recognized subsequent to the reporting date a gain from negative goodwill amounting to EUR 11.6 million (NIS 58 million), presented in other income, which was measured as the difference between the fair value of ATR’s net identifiable assets acquired and the consideration paid.

m. In August 2011 the Company’s Executive Chairman of the Board and the controlling shareholder, Mr. Chaim Katzman, and the Executive Vice Chairman of the Board, Mr. Dori Segal, notified the Company of irrevocable waiver amounting to NIS 7.1 million and NIS 2.9 million, respectively, of the bonus to which they are entitled to with respect to 2011 to the extent that they would be entitled to a bonus according to the Company’s results in 2011 in entirety. The Company recognized subsequent to the reporting date the respective amount of waiver that relates to the reporting period, net of tax impact (amounting to NIS 3.3 million), with respect to its controlling shareholder, directly in the other reserves section of equity.

n. On September 5, 2011 the Company completed by way of a shelf offering report, an initial public issuance of NIS 451 million par value debentures (series K) for a net consideration of NIS 446 million. The debentures (series K) are linked to the Israeli Consumer Price Index (principal and interest), bear fixed annual interest at the rate of 5.35%, payable twice a year on March 31 and September 30 and are payable in five principal payments as follows: the first payment of 10% of the principal, payable on September 30, 2018, the second payment of 15% of the principal, payable on September 30, 2020 and the third, fourth and fifth payments of 25% of the principal each, payable on September 30 of each of the years 2022-2024.

o. On September 26, 2011 EQY announced that it had entered into an agreement to sell 36 shopping centers that are predominately located in Atlanta, Tampa and Orlando markets, comprising 360 thousand square meters (3.9 million square feet), for U.S.$473.1 million (NIS 1.8 billion). These assets were encumbered by mortgage loans having an aggregate principal balance of U.S. $173 million (NIS 0.6 billion). As a result of the transaction, EQY recognized subsequent to the reporting date an impairment loss on the group of assets and liabilities held for sale, in the amount of U.S.$8 million (NIS 28 million), presented in “other expenses”.

p. As for dividends declared subsequent to the reporting date, refer to Note 27j.

q. In early November 2011, a Memorandum of Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 (“the Memorandum of Law”), was published. The Memorandum of Law proposes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Memorandum of Law also proposes to raise the corporate tax rate to 25% in 2012. In view of the proposed increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased.

The effects of the Memorandum of Law will be recognized in the financial statements to be published for the period that includes the date the Law is substantively enacted.

The Company estimates that the effect on equity, net income and comprehensive income as a result of the issuance of the Memorandum of Law will be a decrease in the amount of approximately NIS 83 million, (NIS 73 million equity holders of the Company share). These amounts could increase or decrease based on the final approval of the Memorandum of Law by the Israeli Parliament.

r. On November 15, 2011, the employment agreement from February 2000, between the Company and Mr. Chaim Katzman, the Executive Chairman of the Company’s Board of Directors and its controlling shareholder, expired. The employment agreement was not renewed pursuant to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the approval — once every three years - of engagements between a public company and its controlling shareholder, with respect to the terms of his appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman is entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. However, Mr. Katzman has notified the Company that he is waiving his right to the aforesaid payment in full.

Likewise, on November 15, 2011, the employment agreement from October 2004, between the Company and Mr. Dori Segal, the Executive Vice-Chairman of the Company’s Board of Directors, also expired. The agreement expired in the wake of a notice sent by the Company to Mr. Segal regarding non-renewal of the agreement with him. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal is entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. However, Mr. Segal has notified the Company that he is waiving his right to the aforesaid payment in full.

It is hereby clarified that, despite the expiration of the agreements, Mr. Katzman and Mr. Segal are continuing to fulfill their duties as Executive Chairman of the Company’s Board of Directors and Executive Vice-Chairman of the Company’s Board of Directors, respectively. The Company is currently drafting new employment and compensation arrangements with Messrs. Katzman and Segal, in light of the considerable importance that it ascribes to their continued employment with the Company.

NOTE 41: — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statement of financial position —

	December 31,
	2010		2009
	NIS in millions

Assets
Current assets
Cash and cash equivalents	35		356
Short-term deposits	—	*)	—	*)
Short-term loans and current maturities of long-term loans to investees	164		73
Financial derivatives	110		62
Other accounts receivable	11		5
Loans to partners	5		—
Current taxes receivable	—		2

Total current assets	325		498

Non-current assets
Long-term loans and deposits	4		9
Financial derivatives	1,031		633
Loans to investees	6,962		7,074
Debentures of investees	190		200
Investments in investees	4,139		4,048
Fixed assets, net	5		5
Intangible assets, net	—	*)	—

Total non-current assets	12,331		11,969

Total assets	12,656		12,467

*)	Represents an amount lower than NIS 1 million.

Condensed statement of financial position —

	December 31,
	2010	2009
	NIS in millions

Liabilities and Equity
Current liabilities
Current maturities of debentures	485	194
Financial derivatives	17	18
Trade payables	2	2
Other accounts payable	128	123
Current tax payable	3	8
Dividend payable	57	50

Total current liabilities	692	395

Non-current liabilities
Loans from banks	1,476	2,417
Debentures	7,975	7,705
Financial derivatives	—	5
Employee benefit liabilities	—	2
Other liabilities	4	6
Deferred taxes	129	46

Total non-current liabilities	9,584	10,181

Equity attributable to equity holders of the Company
Share capital	208	192
Share premium	3,474	2,848
Reserves	(7)	(27)
Accumulated losses	(1,295)	(1,122)

Total equity	2,380	1,891

Total liabilities and equity	12,656	12,467

Condensed statement of income —

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Dividend income	89	83	78
Revenues from management fees from investees	8	3	2
Finance income from investees	348	808	718
Other finance income	535	127	414

Total revenues	980	1,021	1,212

General and administrative expenses	56	57	64
Finance expenses	340	923	818
Exchange differences on loans to investees	463	40	405
Other expenses	—	—	5

Total expenses	859	1,020	1,292

Income (loss) before taxes on income	121	1	(80)
Taxes on income	83	45	10

Net income (loss) attributed to the Company	38	(44)	(90)

Condensed statement of cash flows —

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Cash flows from operating activities of the Company
Net income (loss) attributed to the Company	38	(44)	(90)

Adjustments required to present net cash provided by (used in) operating activities of the Company:
Adjustments to profit and loss items of the Company:
Depreciation	1	1	1
Dividend income	(89)	(83)	(78)
Finance expenses (income), net	(80)	28	91
Cost of share-based payment	13	4	8
Taxes on income	83	45	10
Change in employee benefit liabilities	(2)	2	—

	(74)	(3)	32

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	34	51	(13)
Increase in trade payables and other accounts payable	27	8	5

	61	59	(8)

Cash paid and received during the year by the Company for:
Interest paid	(517)	(516)	(447)
Interest received	67	32	44
Interest received from investees	313	348	89
Taxes paid	(4)	(4)	(15)
Dividends received	— *)	— *)	3
Dividends received from investees	89	82	75

	(52)	(58)	(251)

Net cash used in operating activities of the Company	(27)	(46)	(317)

*)	Represents an amount lower than NIS 1 million.

	Year Ended December 31
	2010	2009	2008
	NIS in millions

Cash flows from investing activities of the Company
Acquisition of fixed assets	(2)	(1)	(2)
Investments in investees	(257)	(104)	(765)
Redemption of preferred shares of investee	165	—	—
Loans repaid by (granted to) investees, net	(434)	186	(2,170)
Acquisition of available-for-sale securities	—	—	(280)
Proceeds from realized available-for-sale securities	—	18	123

Net cash provided by (used in) investing activities of the Company	(528)	99	(3,094)

Cash flows from financing activities of the Company
Issue of shares (less issue expenses)	637	391	—
Exercise of stock options into shares	1	— *)	—
Repayment of loans for purchase of company shares	— *)	— *)	— *)
Dividends paid to equity holders of the Company	(204)	(179)	(147)
Issue of debentures (less issue expenses)	687	963	997
Repayment and early redemption of debentures	(197)	(148)	(105)
Receipt (repayment) of long-term credit facilities from banks, net	(690)	(891)	2,746

Net cash provided by financing activities of the Company	234	136	3,491

Increase (decrease) in cash and cash equivalents	(321)	189	80
Cash and cash equivalents at the beginning of year	356	167	87

Cash and cash equivalents at the end of year	35	356	167

Material non-cash activities of the Company
Dividends payable	57	50	43

*)	Represents an amount lower than NIS 1 million.

Note A —	Basis of presentation —

The condensed financial information of the parent company (the “Solo report”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the Solo report the investment in subsidiaries is stated at its deemed cost according to IAS 27. Accordingly, the Company does not record equity income from its subsidiaries in the Solo report. Dividends from subsidiaries are recorded as income in the condensed statements of income.

Note B —	Working capital deficiency —

As of December 31, 2010, the Company has a working capital deficiency of NIS 367 million. The Company has approved unutilized credit facilities amounting to NIS 1.5 billion that can be used in the coming year. Based on its policy, the Company usually finances its activities through revolving lines of credit, as interim financing, and raises capital and long-term debt occasionally based on market conditions, in place of the aforementioned revolving lines of credit. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

Note C —	Non-current liabilities —

Non-current debt attributed to the Company

Composition

	December 31
	2010	2009
	NIS in millions

Loans from banks(1)(3)	1,476	2,417
Debentures(2)(3)	7,975	7,705

	9,451	10,122

(1) Composition of banks credit

	Effective	December 31
	Interest Rate	2010	2009
	%	NIS in millions

Denomination
In NIS — unlinked	Prime + 2.25%	10	106
In US$	L + 2.25%	15	74
In C$	L + 2.25%	215	17
In €	E + 2.25%	1,247	2,222

		1,487	2,419
Less — deferred finance cost		11	2

		1,476	2,417

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 22d(1).

(2) Composition of debentures

		Effective		Carrying Amount
		Interest	Coupon	December 31
	Denomination	Rate	Rate	2010	2009
				NIS in millions
		%	%

Debentures (series A)	US$	6.18	6.5	287	350
Debentures (series B)*)		€3.04	3.21	297	340
Debentures (series C)*)	CPI	4.88	4.95	1,524	1,495
Debentures (series D)	CPI	5.03	5.1	2,120	1,881
Debentures (series E)	NIS	3.57	3.06	539	537
Debentures (series F)	NIS	6.73	6.4	1,410	1,408
Debentures (series I)	CPI	5.58	5.3	1,607	1,077
Debentures (series J)**)	CPI	6.36	6.5	653	639
Non-marketable debentures	CPI	5.84	5.65	23	33
Non-marketable debentures	CPI	5.62	5.55	—	139

				8,460	7,899
Less — current maturities of debentures				485	194

				7,975	7,705

*)	Including NIS 168 million and NIS 192 million, as of December 31, 2010 and 2009, respectively, held by a wholly-owned subsidiary.

**)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as of the date of issuance and the reporting date amounted to NIS 826 million and NIS 991 million, respectively.

(3) Maturities —

	NIS in Millions
	Loans from
	Banks	Debentures

Year 1 — current maturities	—	485

Year 2	184	484
Year 3	167	714
Year 4	210	304
Year 5	915	994
Year 6 and thereafter	—	5,479

	1,476	8,460

Note D —	Contingent Liabilities —

The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including non-tradeable debentures) as of the reporting date amounts to NIS 870 million.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company amounts to NIS 291 million.

As for legal claims, refer to Note 26.d above. As for disputed VAT and income tax assessments, refer to Notes 25.l and 25.m above.

Note E —	Dividends from subsidiaries —

Dividends declared and received from subsidiaries:

	Year Ended
	December 31
	2010	2009	2008
	NIS in millions

Equity One Inc.	—	—	3
Citycon OYJ	74	82	68
Gazit Globe Israel (Development) Ltd.	15	—	4

	89	82	75

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF GROUP INVESTEES AS OF DECEMBER 31, 2010(1)

	Holding Interest as of				Additional
	December 31,				Information
	2010	2009	Note	Incorporated in	in Note
	%

Equity One Inc.	45.2	51.9	(3)	USA	9c
First Capital Realty Inc.	48.8	50.7	(3)	Canada	9d
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9i
Gazit Senior Care Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Gazit Maple Inc.	100	—	(2)	Canada
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	47.3	47.9	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands	9j
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9j
Gazit Brazil Ltda.	100	100	(3)	Brazil	9l
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Gazit America Inc.	69.5	66.0	(3)	Canada	9e
Atrium European Real Estate Limited*)	30.0	30.1	(3)	Jersey	9g
Gazit Globe Israel (Development) Ltd.	75	75	(2)	Israel	9k
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	50	50	(3)	Israel	9m
U. Dori Group Ltd.	73.8	73.8	(5)	Israel	9m

(1)	The list does not include companies held by EQY, FCR, CTY, GAA, ATR, Gazit Development, Acad, U. Dori, Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.

(2)	Held directly by the Company.

(3)	Held through subsidiaries.

(4)	Held directly and through subsidiaries.

(5)	Held through a jointly controlled entity (Acad).

*)	The holding interest in voting rights as of December 31, 2010 and 2009 is 30.2% and 30.3%, respectively.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE III

of Rule 5-04 of Regulation S-X
As of December 31, 2010

A.	Investment Property Information

		Fair Value	Encumbrances	Weighted	Weighted
	Number of	(NIS in	(e.g. Mortgages) -	Average (1) Year of	Average (2) Year of
Company/Region of Operation	Properties	millions)	NIS in millions	Construction	Acquisition

Equity One
South Florida	53	3,600	690	1975	2002
South East U.S. (excluding S. Florida)	118	4,644	1,023	1987	2004
North East U.S.	12	1,308	180	1983	2007
Others	3	206	—	2007	2010

Subtotal Equity One	186	9,758	1,893

First Capital
East (mainly Quebec)	51	3,146	769	1997	2003
Central (Ontario)	61	7,320	2,115	1998	2002
West (mainly British Columbia and Alberta)	47	5,672	1,784	1996	2004

Subtotal First Capital	159	16,138	4,669

Citycon
Finland	63	7,163	7	1986	2002
Sweden	14	2,823	168	1964	2006
Other (Baltic countries)	3	787	—	1999	2005

Subtotal Citycon	80	10,773	175

Atrium(3)
Poland	18	962	259	2003	2005
Czech Republic	97	343	222	1993	2003
Russia	7	405	—	2005	2005
Others(4)	31	574	91	2002	2005

Subtotal Atrium	153	2,284	572

Gazit America — Canada(5)	3	106	32	1987	2009
Promed Properties — U.S.(5)	12	1226	694	1981	2007
Gazit Israel	12	2115	629	2003	2006
Gazit Germany	6	918	552	1996	2007
Gazit Brazil	4	513	—	1999	2008
Other	1	9	4	2001	2001

Subtotal — operating investment property	616	43,840	9,220

Investment property under development	12	1,164	259	n/a	n/a

Land for future development(6)	n/a	2,132	86	n/a	n/a

Grand total	628	47,136	9,565

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

Presentation in the consolidated financial statements:

NIS in millions

Assets classified as held for sale (net of NIS 45 million non-property)	206
Investment property	43,634
Investment property under development	3,296

47,136

1	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable region of operation weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital’s properties that were substantially redeveloped, the construction date used is the date in which the redevelopment was completed.

2	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable region of operation weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation.

3	Atrium’s properties fair values and encumbrances are presented on a proportionate consolidation basis. Values under Encumbrances represent the value of bonds and loans that are secured by property in total fair value of NIS 570 million, NIS 277 million and NIS 400 million in Poland, the Czech Republic and Others, respectively.

4	Represents properties in Hungary, Romania, Slovakia, Latvia and Turkey.

5	Medical offices buildings.

6	Encumbrances represent Atrium’s bonds which amount is also included in the operating properties in Poland above.

B. Fixed Assets(1)

			Encumbrances	Weighted	Weighted
			(e.g. Mortgages) —	Average	Average
	Number of	Fair Value	NIS in	Year of	Year of
Company/Region of Operation	Properties	(NIS in millions)	millions	Construction(2)	Acquisition(3)

Royal Senior Care(4)
Senior housing — U.S.(5)	15	497	295	1999	2005

Reconciliation to the financial statements:

Fixed Assets, net
Offices partly in use by the Group companies, furniture fixtures and vehicles	633
Construction and other equipment (Acad)	(105)
(31)

497

1	The table relates to rental property and it excludes offices partly in use by the Group companies, construction equipment, furniture fixtures and vehicles. Senior housing facilities are presented in the consolidated financial statements at their fair value in accordance with IAS 16.

2	The weighted average year of construction is calculated based on the average year of construction for the properties weighted to reflect each property’s relative portion of the aggregate fair value of all properties in this field of operation.

3	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties weighted to reflect each property’s relative portion of the aggregate fair value of all properties in this field of operation.

4	Royal Senior Care’s properties (which consist of 1,649 senior housing units) fair values and mortgages are presented on a proportionate consolidation basis (60%).

5	Fair value includes land plot in amount of NIS 14 million.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of number of properties

NIS in millions

Investment properties (section A above)	628
Fixed assets (Senior Care)	15
Fixed assets (Offices)	3

646

-----------------

Report of Independent Registered Chartered Accountants

To the Board of Directors of First Capital Realty Inc.

We have audited the accompanying consolidated financial statements of First Capital Realty Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Capital Realty Inc. as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2011

FIRST CAPITAL REALTY INC. 2010  1

Report of Independent Registered Chartered Accountants on
Reconciliation of Canadian GAAP to International Financial
Reporting Standards and Supplemental Schedule

To Gazit-Globe Ltd.

We have audited the consolidated balance sheets of First Capital Realty Inc. and subsidiaries (the “Company”) as at December 31, 2010 and 2009, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008, and have issued our report thereon dated March 31, 2011. Our audit also included a reconciliation from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board as at December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008 and a supplemental schedule of investment property information as of December 31, 2010 (the “Schedule”). The reconciliation from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board and Schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In accordance with Gazit-Globe Ltd.’s request, we did not audit the amounts relating to the Company’s investment in Equity One, Inc. contained in the reconciliations from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board of the consolidated statements of earnings, comprehensive income (loss) and changes in shareholders’ equity for the years ended December 31, 2009 and December 31, 2008 (collectively the “Equity One Amounts”), nor were we able to satisfy ourselves as to the Equity One Amounts by other auditing procedures. In our opinion, such reconciliation from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board and Schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein, except for the effect of the adjustments, if any, as might have been determined to be necessary had we been able to obtain sufficient evidence regarding the Equity One Amounts.

Independent Registered Chartered Accountants
Licensed Public Accountants
March 31, 2011, except for the Schedule which is as of December 2, 2011

Membre de / Member of Deloitte Touche Tohmatsu

Independent Auditor’s Report

The Board of Directors and Stockholders
Atrium European Real Estate Limited:

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the years in the two-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Channel Islands Limited
KPMG Channel Islands Limited

Jersey, Channel Islands
December 2, 2011

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Convenience
	Translation
	(Note 2d)
	September 30,	September 30,	December 31,
In millions	2011	2011	2010
		Unaudited	Audited
	U.S. dollar	NIS

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	369.3	1,371	1,321
Short-term deposits and loans	114.2	424	254
Marketable securities at fair value through profit or loss	31.8	118	58
Available-for-sale financial assets	11.3	42	42
Financial derivatives	25.9	96	111
Trade receivables	180.2	669	344
Other accounts receivable	109.6	407	245
Inventory of buildings and apartments for sale	276.1	1,025	383
Current tax receivable	8.1	30	73

	1,126.5	4,182	2,831
Assets classified as held for sale	545.8	2,026	251

	1,672.3	6,208	3,082

NON-CURRENT ASSETS:
Investments in associates	31.0	115	117
Other investments, loans and receivables	169.2	628	231
Available-for-sale financial assets	90.2	335	218
Financial derivatives	274.2	1,018	1,087
Investment property	13,904.7	51,613	43,634
Investment property under development	720.4	2,674	3,296
Non-current inventory	14.0	52	17
Fixed assets, net	191.0	709	633
Goodwill	36.5	136	119
Other intangible assets, net	21.6	81	17
Deferred taxes	47.7	177	99

	15,500.5	57,538	49,468

	17,172.8	63,746	52,550

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Convenience
	Translation
	(Note 2d)
	September 30,	September 30,	December 31,
	2011	2011	2010
		Unaudited	Audited
	U.S. dollar	NIS

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	95.6	355	242
Current maturities of non-current liabilities	676.7	2,512	3,043
Financial derivatives	7.8	29	37
Trade payables	185.6	689	515
Other accounts payable	372.6	1,383	939
Advances from customers and buyers of apartments	86.2	320	80
Current tax payable	11.9	44	38
Dividend payable	16.2	60	57

	1,452.6	5,392	4,951
Liabilities attributable to assets held for sale	194.6	722	43

	1647.2	6,114	4,994

NON-CURRENT LIABILITIES
Debentures	4,285.0	15,906	14,255
Convertible debentures	290.4	1,078	788
Interest-bearing loans from financial institutions and others	5,210.9	19,343	14,969
Financial derivatives	78.9	293	128
Other financial liabilities	76.5	284	214
Employee benefit liability, net	1.6	6	4
Deferred taxes	692.9	2,572	2,029

	10,636.2	39,482	32,387

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	56.0	208	208
Share premium	939.1	3,486	3,474
Retained earnings	962.8	3,574	3,348
Foreign currency translation reserve	(236.8)	(879)	(1,312)
Other reserves	42.3	157	222
Loans granted to purchase shares of the Company	(1.1)	(4)	(4)
Treasury shares	(5.7)	(21)	(21)

	1,756.6	6,521	5,915
Non-controlling interests	3,132.8	11,629	9,254

Total equity	4,889.4	18,150	15,169

	17,172.8	63,746	52,550

The accompanying notes are an integral part of these interim consolidated financial statements.

December 4, 2011	/s/ Chaim Katzman	/s/ Aharon Soffer	/s/ Gadi Cunia

Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gadi Cunia, Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Convenience
	Translation
	(Note 2d)
	Nine Months
	Ended	Nine Months Ended
	September 30,	September 30,
In millions	2011	2011	2010
		Unaudited
	U.S. dollar	NIS

Rental income	1,036.4	3,847	3,412
Revenues from sale of buildings, land and contractual works performed	242.7	901	489

Total revenues	1,279.1	4,748	3,901

Property operating expenses	346.2	1,285	1,156
Cost of buildings sold, land and contractual works performed	231.4	859	443

Total cost of revenues	577.6	2,144	1,599

Gross profit	701.5	2,604	2,302

Fair value gain from investment property and investment property under development, net	256.7	953	674
General and administrative expenses	(149.8)	(556)	(474)
Other income	49.8	185	23
Other expenses	(10.2)	(38)	(12)
Group’s share in earnings (losses) of associates, net	1.9	7	(5)

Operating income	849.9	3,155	2,508
Finance expenses	(456.6)	(1,695)	(1,403)
Finance income	13.5	50	412
Decrease in value of financial investments	(3.5)	(13)	—

Profit before taxes on income	403.3	1,497	1,517
Taxes on income	78.1	290	317

Net income	325.2	1,207	1,200

Attributable to:
Equity holders of the Company	108.6	403	564
Non-controlling interests	216.6	804	636

	325.2	1,207	1,200

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	0.70	2.60	4.06

Diluted net earnings	0.70	2.58	4.03

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience
	Translation
	(Note 2d)
	Nine Months
	Ended	Nine Months Ended
	September 30,	September 30,
In millions	2011	2011	2010
		Unaudited
	U.S. dollar	NIS

Net income	325.2	1,207	1,200

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	223.6	830	(736)
Realization of exchange differences on translation of foreign operations	3.2	12	—
Net gains (losses) on cash flow hedges	(24.0)	(89)	6
Net gains (losses) on available-for-sale financial assets	(5.7)	(21)	1
Gain (loss) on revaluation of fixed assets	4.1	15	— *)

Total other comprehensive income (loss)	201.2	747	(729)

Total comprehensive income	526.4	1,954	471

Attributable to:
Equity holders of the Company**)	213.9	794	179
Non-controlling interests	312.5	1,160	292

	526.4	1,954	471

**)	Composition of comprehensive income (loss) attributable to equity holders of the Company:

Net income	108.6	403	564
Exchange differences on translation of foreign operations	113.4	421	(385)
Realization of exchange differences on translation of foreign operations	3.2	12	—
Net gains (losses) on cash flow hedges	(11.0)	(41)	3
Net gains (losses) on available-for-sale financial assets	(4.3)	(16)	(3)
Gain (loss) on revaluation of fixed assets	4.0	15	— *)

	213.9	794	179

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
						Adjustments
						from		Loans
						Translation of		Granted to			Non-
	Share		Share	Retained		Financial	Other	Purchase	Treasury		Controlling	Total
	Capital		Premium	Earnings		Statements	Reserves	Shares	Shares	Total	Interests	Equity
	Convenience translation into U.S. dollars in millions (Note 2d)

Balance as of January 1, 2011 (audited)	56.0		935.9	901.9		(353.4)	59.8	(1.1)	(5.7)	1,593.4	2,493.0	4,086.4
Net income	—		—	108.6		—	—	—	—	108.6	216.6	325.2
Other comprehensive income (loss)	—		—	—		116.6	(11.3)	—	—	105.3	95.9	201.2

Total comprehensive income (loss)
	—		—	108.6		116.6	(11.3)	—	—	213.9	312.5	526.4
Exercise and expiration of share options issued by the Company’s	—	*)	3.2	—		—	(2.7)	—	—	0.5	—	0.5
Revaluation of loans to purchase shares	—		—	—	*)	—	—	— *)	—	—	—	—
Waiver of salary by controlling shareholder, net	—		—	—		—	0.8	—	—	0.8	—	0.8
Realization of fixed assets revaluation reserve and initially consolidated subsidiary revaluation reserve	—		—	0.8		—	(0.8)	—	—	—	—	—
Cost of share-based payment	—		—	—		—	1.6	—	—	1.6	9.7	11.3
Dividend declared	—		—	(48.5)		—	—	—	—	(48.5)	—	(48.5)
Capital issuance to non-controlling interests	—		—	—		—	7.8	—	—	7.8	277.2	285.0
Acquisition of non-controlling interests	—		—	—		—	(12.9)	—	—	(12.9)	(90.8)	(103.7)
Non-controlling interests in initially consolidated companies	—		—	—		—	—	—	—	—	242.7	242.7
Conversion and repurchase of convertible debentures in investees	—		—	—		—	—	—	—	—	2.2	2.2
Dividend to non-controlling interests	—		—	—		—	—	—	—	—	(113.7)	(113.7)

Balance as of September 30, 2011	56.0		939.1	962.8		(236.8)	42.3	(1.1)	(5.7)	1,756.6	3,132.8	4,889.4

*)	Represents an amount of less than U.S.$0.1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Equity Holders of the Company
						Adjustments		Loans
						From		Granted
						Translation of		to			Non-
	Share		Share	Retained		Financial	Other	Purchase	Treasury		Controlling	Total
	Capital		Premium	Earnings		Statements	Reserves	Shares	Shares	Total	Interests	Equity
	Unaudited
	NIS in millions

Balance as of January 1, 2011 (audited)	208		3,474	3,348		(1,312)	222	(4)	(21)	5,915	9,254	15,169
Net income	—		—	403		—	—	—	—	403	804	1,207
Other comprehensive income (loss)	—		—	—		433	(42)	—	—	391	356	747

Total comprehensive income (loss)
	—		—	403		433	(42)	—	—	794	1,160	1,954
Exercise and expiration of share options issued by the Company’s	—	*)	12	—		—	(10)	—	—	2	—	2
Revaluation of loans to purchase shares	—		—	—	*)	—	—	— *)	—	—	—	—
Waiver of salary by controlling shareholder, net	—		—	—		—	3	—	—	3	—	3
Realization of fixed assets revaluation reserve and initially consolidated subsidiary revaluation reserve	—		—	3		—	(3)	—	—	—	—	—
Cost of share-based payment	—		—	—		—	6	—	—	6	36	42
Dividend declared	—		—	(180)		—	—	—	—	(180)	—	(180)
Capital issuance to non-controlling interests	—		—	—		—	29	—	—	29	1,029	1,058
Acquisition of non-controlling interests	—		—	—		—	(48)	—	—	(48)	(337)	(385)
Non-controlling interests in initially consolidated companies	—		—	—		—	—	—	—	—	901	901
Conversion and repurchase of convertible debentures in investees	—		—	—		—	—	—	—	—	8	8
Dividend to non-controlling interests	—		—	—		—	—	—	—	—	(422)	(422)

Balance as of September 30, 2011	208		3,486	3,574		(879)	157	(4)	(21)	6,521	11,629	18,150

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Company Shareholders
						Adjustments		Less
						from		Loans
						Translation of	Other	to				Non-
	Share		Share	Retained		Financial	Capital	Purchase		Treasury		Controlling	Total
	Capital		Premium	Earnings		Statements	Reserves	Shares		Shares	Total	Interests	Equity
	Unaudited
	NIS in millions

Balance as of January 1, 2010 (Audited)	192		2,848	2,751		(600)	23	(4)		(21)	5,189	8,077	13,266

Net income	—		—	564		—	—	—		—	564	636	1,200
Other comprehensive income (loss)	—		—	—		(385)	— *)	—		—	(385)	(344)	(729)

Total comprehensive income (loss)	—		—	564		(385)	— *)	—		—	179	292	471
Exercise of stock options into Company shares	*	)—	5	—		—	(4)	—		—	1	—	1
Revaluation of loans to purchase shares	—		—	—	*)	—	—	—	*)	—	—	—	— *)
Repayment of loans to purchase shares	—		—	—		—	—	—	*)	—	— *)	—	—
Realization of fixed asset revaluation reserve and initially consolidated investment revaluation reserve	—		—	19		—	(19)	—		—	—	—	—
Cost of share-based payment	—		—	—		—	10	—		—	10	26	36
Dividend declared	—		—	(154)		—	—	—		—	(154)	—	(154)
Issue of capital to non-controlling interests	—		—	—		— *)	58	—		—	58	832	890
Purchase of shares from non-controlling interests	—		—	—		—	(3)	—		—	(3)	(75)	(78)
Purchase of convertible debentures in subsidiaries	—		—	—		—	—	—		—	—	(6)	(6)
Dividend to non-controlling interests	—		—	—		—	—	—		—	—	(386)	(386)

Balance as of September 30, 2010	192		2,853	3,180		(985)	65	(4)		(21)	5,280	8,760	14,040

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Attributable to Equity Holders of the Company
						Adjustments
						From		Loans
						Translation of		Granted to				Non-
	Share		Share	Retained		Financial	Other	Purchase		Treasury		Controlling	Total
	Capital		Premium	Earnings		Statements	Reserves	Shares		Shares	Total	Interests	Equity
	Audited
	NIS in millions

Balance as of January 1, 2010	192		2,848	2,751		(600)	23	(4)		(21)	5,189	8,077	13,266
Net income	—		—	790		—	—	—		—	790	818	1,608
Other comprehensive income (loss)	—		—	—		(712)	61	—		—	(651)	(543)	(1,194)

Total comprehensive income (loss)	—		—	790		(712)	61	—		—	139	275	414
Issue of shares net of issue expenses	16		621	—		—	—	—		—	637	—	637
Exercise of share options into Company’s shares	—	*)	5	—		—	(4)	—		—	1	—	1
Revaluation of loans to purchase shares	—		—	—	*)	—	—	—	*)	—	—	—	—
Repayment of loans to purchase shares	—		—	—		—	—	—	*)	—	— *)	—	— *)
Waiver of salary by controlling shareholder, net	—		—	—		—	36	—		—	36	—	36
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—		—	18		—	(18)	—		—	—	—	—
Cost of share-based payment	—		—	—		—	13	—		—	13	40	53
Dividend declared	—		—	(211)		—	—	—		—	(211)	—	(211)
Capital issuance to non-controlling interests	—		—	—		—	114	—		—	114	1,437	1,551
Acquisition of non-controlling interests	—		—	—		—	(3)	—		—	(3)	(75)	(78)
Purchase of convertible debentures in subsidiaries	—		—	—		—	—	—		—	—	(6)	(6)
Dividend to non-controlling interests	—		—	—		—	—	—		—	—	(494)	(494)

Balance as of December 31, 2010	208		3,474	3,348		(1,312)	222	(4)		(21)	5,915	9,254	15,169

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience
	Translation
	(Note 2d)
	Nine Months
	Ended	Nine Months Ended
	September 30,	September 30,
In millions	2011	2011	2010
		Unaudited
	U.S. dollars	NIS

Cash flows from operating activities:
Net income	325.2	1,207	1,200

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	443.2	1,645	991
Group’s share in losses (earnings) of associates, net	(1.9)	(7)	5
Fair value gain from investment property and investment property under development, net	(256.7)	(953)	(674)
Depreciation and amortization of fixed and intangible assets	7.3	27	27
Taxes on income	78.1	290	317
Impairment of financial assets	3.5	13	—
Capital gain, net	(8.6)	(32)	(14)
Impairment loss on assets held for sale	7.5	28	—
Change in employee benefit liability	— *)	— *)	(1)
Loss (gain) from issuance of shares by investees	(7.8)	(29)	4
Gain from bargain purchase	(22.6)	(84)	—
Cost of share-based payment	11.3	42	36

	253.3	940	691

Changes in assets and liabilities items:
Increase in trade receivables and other accounts receivable	(39.1)	(145)	(178)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(4.8)	(18)	36
Increase in trade and other accounts payable	29.4	109	98
Increase in tenants’ security deposits, net	3.7	13	6

	(10.8)	(41)	(38)

Net cash provided by operating activities before interest, dividend and taxes	567.7	2,106	1,853

Cash received and paid during the period for:
Interest paid	(335.9)	(1,247)	(1,172)
Interest received	4.8	18	16
Dividend received	— *)	1	(56)
Taxes paid	(5.5)	(20)	—
Taxes received	9.2	34	3

	(327.4)	(1,214)	(1,210)

Net cash provided by operating activities	240.3	892	643

*)	Represents an amount of less than NIS 1 million or less than U.S.$0.1 million, as applicable.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience
	Translation
	(Note 2d)
	Nine Months
	Ended	Nine Months Ended
	September 30,	September 30,
In millions	2011	2011	2010
		Unaudited
	U.S. dollars	NIS

Cash flows from investing activities:
Acquisition of initially consolidated subsidiaries(a)	24.8	92	—
Proceeds from realization of consolidated subsidiary(b)	3.0	11	—
Initial consolidation of investment previously accounted for using proportionate consolidation(c)	(2.2)	(8)	—
Increase in holding interest in proportionate consolidated company	(17.5)	(65)	—
Investment in associates and jointly controlled companies	(8.9)	(33)	(4)
Acquisition, construction and development of investment property	(1,272.6)	(4,724)	(2,597)
Investments in fixed assets	(5.9)	(22)	(4)
Proceeds from sale of investment property, investment property under development and land	265.6	986	975
Proceeds from sale of fixed assets	3.5	13	49
Grant of long-term loans	(70.3)	(261)	(36)
Collection of long-term loans	6.7	25	36
Short-term investments, net	17.8	66	25
Investment in available-for-sale financial assets	(202.3)	(751)	(283)
Proceeds from sale of available-for-sale financial assets	76.7	285	373

Net cash used in investing activities	(1,181.6)	(4,386)	(1,466)

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience
	Translation
	(Note 2d)
	Nine Months
	Ended	Nine Months Ended
	September 30,	September 30,
In millions (except per share amounts)	2011	2011	2010
		Unaudited
	U.S. dollars	NIS

Cash flows from financing activities:
Repayment of loans granted for purchase of Company’s shares	—	—	— *)
Exercise of share options into Company’s shares	0.5	2	1
Issue of shares to non-controlling interests	188.1	698	851
Increase in the parent’s ownership in subsidiaries	(103.7)	(385)	(70)
Dividend paid to equity holders of the Company	(48)	(178)	(153)
Dividend paid to non-controlling interests	(120.4)	(447)	(358)
Receipt of long-term loans	1,153.3	4,281	861
Repayment of long-term loans	(977.4)	(3,628)	(3,412)
Receipt of long-term credit facilities from banks, net	479.7	1,780	1,523
Repayment and early redemption of debentures and convertible debentures	(189.4)	(703)	(611)
Short-term credit from banks and others, net	14.7	55	(191)
Issue of debentures and convertible debentures, net	557.3	2,068	1,961

Net cash provided by financing activities	954.7	3,543	402

Exchange differences on balances of cash and cash equivalents	— *)	1	(51)

Increase (decrease) in cash and cash equivalents	13.4	50	(472)
Cash and cash equivalents at the beginning of the period	355.9	1,321	2,018

Cash and cash equivalents at the end of the period	369.3	1,371	1,546

*)	Represents an amount of less than NIS 1 million or less than U.S.$0.1 million, as applicable.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience
	Translation
	(Note 2d)
	Nine Months
	Ended	Nine Months Ended
	September 30,	September 30,
In millions (except per share amounts)	2011	2011	2010
		Unaudited
	U.S. dollars	NIS

(a) Acquisition of initially consolidated subsidiary (Note 3a):
Working capital (excluding cash and cash equivalents):
Current assets	(3.8)	(14)	—
Assets classified as held for sale	(125.3)	(465)	—
Current liabilities	83.8	311	—

	(45.3)	(168)	—
Investment property and other non-current assets	(482.5)	(1,791)	—
Non-current liabilities	287.2	1,066	—
Issue of shares to non-controlling interests in EQY	71.3	265	—
Non-controlling interests in CapCo	200.0	742	—
Goodwill	(5.9)	(22)	—

Cash and cash equivalents acquired	24.8	92	—

(b) Proceeds from realization of consolidated subsidiary (Note 3g):
Working capital (excluding cash and cash equivalents):	(0.8)	(3)	—
Investment accounted for according to the equity method	(2.4)	(9)	—
Share options in consolidated company	— *)	— *)	—
Advances on account of shares in subsidiary	(1.9)	(7)	—
Gain from issuance of shares by investee	8.1	30	—

	3.0	11	—

*)	Represents an amount of less than NIS 1 million or less than U.S.$0.1 million, as applicable.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience
	Translation
	(Note 2d)
	Nine Months
	Ended	Nine Months Ended
	September 30,	September 30,
In millions (except per share amounts)	2011	2011	2010
		Unaudited
	U.S. dollars	NIS

(c) Initial consolidation of subsidiary previously accounted for using proportionate consolidation (Note 3b):
Working capital (excluding cash and cash equivalents):
Current assets	(201.2)	(747)	—
Current liabilities	155.2	576	—

	(46)	(171)	—
Non-current assets	(50.6)	(188)	—
Non-current liabilities	50.1	186	—
Non-controlling interests	42.6	158	—
Realization of exchange differences reserve	3.1	12	—
Loss on revaluation of previous investment	(8.4)	(31)	—
Gain from bargain purchase	7.0	26	—

Cash and cash equivalents acquired	(2.2)	(8)	—

(d) Increase in holding interest in proportionate consolidated company (Note 31);
Working capital (excluding cash and cash equivalents):
Current assets	(3.7)	(14)	—
Current liabilities	2.4	9	—

	(1.3)	(5)	—
Non-current assets	(40.7)	(152)	—
Non-current liabilities	8.9	33	—
Non-controlling interests	— *)	1	—
Gain from bargain purchase	15.6	58	—

Decrease in cash and cash equivalents	(17.5)	(65)	—

(e) Significant non-cash transactions:
Conversion of debentures into subsidiary’s shares	25.6	95	—

Acquisition of initially consolidated subsidiaries in consideration for an issuance of shares by other subsidiary (Note 3a)	71.4	265	37

Dividend payable	16.2	60	51

*)	Represents an amount of less than U.S.$0.1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: — GENERAL

These condensed interim consolidated financial statements have been prepared in a condensed format as of September 30, 2011 and for the nine and three months periods then ended (“Condensed interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2010 and for the year then ended and accompanying notes (“annual financial statements”).

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

a. Basis of preparation of the interim consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except as noted below:

b. Initial adoption of new IFRS:

IFRS 3 (Revised) — Business Combinations

The amendments to IFRS 3 (Revised) involve the following issues:

1. Measurement of non-controlling interests

The amendment restricts those cases where a choice is available as to measurement of non-controlling interest at fair value upon the acquisition date, or pro-rata to identified assets, net of the acquired entity. In accordance with the amendment, this choice is only available for types of non-controlling interest which confer on their holders’ ownership rights and the right to receive pro-rata net assets of the acquired entity upon dissolution (usually shares). On the other hand, other types of non-controlling interest (such as options which are an equity instrument in the acquired entity) do not afford this choice, and are therefore to be measured at fair value upon acquisition, except in cases of other measurement provisions stipulated by other IFRS, such as IFRS 2. The amendment is applied retroactively from the date of initial application of IFRS 3 (Revised), namely January 1, 2010.

The amendment did not have material effect on the interim financial statements.

2. Share-based payment grants in conjunction with business combination

The amendment stipulates the required accounting treatment in conjunction with a business combination, with respect to replacement of share-based payment transactions of the acquired entity (whether it is required to make this swap or chooses to do so) with share-based payment transactions of the acquiring entity. Accordingly, the acquiring entity should attribute an amount to transaction proceeds upon the acquisition date, and an amount to expenses in the period subsequent to the acquisition date. However, if the grant expires due to the business combination and is replaced by a new grant, then the value of the new grant in accordance with IFRS 2 shall be recognized as an expense in the period subsequent to the acquisition date, and shall not be included in consideration for the acquisition. Furthermore, if share-based payment grants are not replaced, then if the instruments have vested, they constitute part of the non-controlling interest and are measured in accordance with provisions of IFRS 2; if the instruments have yet to vest, they are measured at the value which would have been used had they been re-granted upon the acquisition date, with this amount allocated to non-controlling interest and to expenses subsequent to the acquisition date. The amendment is effective for financial statements for periods starting on January 1, 2011. The amendment is applied retroactively from the date of initial application of IFRS 3, namely January 1, 2010.

The amendment did not have material effect on the interim financial statements.

3. Transition provisions for accounting for contingent consideration in a business combination that occurred prior to the adoption of IFRS 3 (Revised)

According to the amendment, the amendments to IFRS 7, IAS 32 and IAS 39 which prescribe that contingent consideration in a business combination is within the scope of these Standards, do not apply to contingent consideration in respect of a business combination whose acquisition date preceded the date of adoption of IFRS 3 (Revised). As for the contingent consideration described above, the provisions of IFRS 3 (Revised) prior to its amendment will continue to apply. The amendment has been applied retrospectively from January 1, 2011.

The amendment did not have material effect on the interim financial statements.

IAS 1 — Presentation of Financial Statements

In accordance with the amendment, movement between the opening and closing balance for each component of other comprehensive income may be presented on the statement of changes to equity or in notes to the annual financial statements. The Company chose to present the aforementioned information in the Notes.

The amendment is applied retrospectively to financial statements for periods starting on January 1, 2011.

IAS 24 — Related Party Transactions

The amendment clarifies the definition of a related party. The new definitions emphasis a symmetrical view of related party relationships as well as clarifying in which circumstances persons and key management personnel affect related party relationships of an entity. The amendment has been applied at January 1, 2011 retrospectively to all periods presented.

IAS 32 — Financial Instruments: Presentation (Amendment)

The amendment alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instrument. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has been applied at January 1, 2011 retrospectively to all periods presented.

IAS 34 — Interim Financial Reporting

The amendment to IAS 34 stipulates further disclosure requirements on interim financial statements with regard to circumstances likely to impact the fair value and classification of financial instruments, transfer of financial instruments between different levels of fair value measurement, and changes in classification of financial assets. The amendment has been applied retrospectively to financial statements for periods starting on January 1, 2011.

The required disclosures are included on the Company’s financial statements.

c. New IFRS Standards that have been issued but are not yet effective:

In May 2011, the IASB issued four new Standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities” (“the new

Standards”) and IFRS 13, “Fair Value Measurement”, and amended two existing Standards, IAS 27R (Revised 2011), “Separate Financial Statements”, and IAS 28R (Revised 2011), “Investments in Associates and Joint Ventures”.

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

The main provisions of the Standards and their expected impact on the Company are as follows:

IFRS 10 — Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation - Special Purpose Entities”.

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive i.e., the holder must have the practical ability to exercise that right.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), provided it is sufficient to give it power when the investor has the practical ability to direct the relevant activities unilaterally.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is evaluating the possible impact of the adoption of IFRS 10 but is presently unable to assess the impact, if any, on its financial statements.

IFRS 11 — Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

•	Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is evaluating the possible impact of the adoption of IFRS 11 but is presently unable to assess the impact, if any, on its financial statements.

IAS 28R — Investments in Associates

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments.

IFRS 12 — Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements about a Company’s interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows.

The required disclosures will be included in the Company’s financial statements upon initial adoption of IFRS 12 on or before the fiscal year ending December 31, 2013.

IFRS 13 — Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants.

IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —	inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 —	unobservable inputs (valuation techniques that do not make use of observable inputs).

IFRS 13 also prescribes certain specific disclosure requirements.

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for annual periods commencing on January 1, 2013. Earlier application is permitted. The new disclosures will not require comparative data.

The Company is evaluating the possible impact of the adoption of IFRS 13 but is presently unable to assess the impact, if any, on its financial statements.

d. Convenience translation into U.S. dollars:

The financial statements as of September 30, 2011 and for the nine and three months then ended have been translated into dollars using the exchange rate as of that date ($1 = NIS 3.712). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

e. Restatement:

The financial statements as of June 30, 2011 and for the six months ended on that date and the financial statements as of March 31, 2011 and for the three months ended on that date have been restated as the result of correcting an error in the financial statements of a subsidiary — EQY, within the context of which a reduction in the amount of NIS 63 million was made in the gain from bargain purchase against a goodwill recognition in the Company level attributable to the equity holders of the Company in the amount of NIS 32 million, against an increase in non-controlling interests. The error arose due to a mistake in the calculation of the fair value of the consideration issued to the LIH in the form of non-controlling interest in EQY (refer to Note 3a below). The relevant opening balances as of July 1, 2011 that are included in these consolidated interim financial statements were restated accordingly.

In addition, following the updating of the measurement of the fair value of the identifiable assets and liabilities of CapCo in the measurement period, as permitted pursuant to the provisions of IFRS 3, EQY updated the provisional amounts allocated to the identifiable assets and liabilities of CapCo by a net amount of NIS 10 million, as detailed in the tables presented below, in the column headed “Measurement period adjustment”.

The effect of the changes on the condensed interim consolidated financial statements of income for the six months ended June 30, 2011 is as follows:

	For the Six Months Ended June 30, 2011
	As		Measurement
	Previously		Period	After
	Reported	Re-statement	Adjustment	Re-Statement
	Unaudited
	NIS in millions

Other income	157	(63)	—	94

Net income	872	(63)	—	809

Net income attributable to equity holders of the Company	234	—	—	234

Basic net earnings per share attributable to equity holders of the Company	1.51	—	—	1.51

Net income attributable to non-controlling interests	638	(63)	—	575

Diluted net earnings per share attributable to equity holders of the Company	1.49	—	—	1.49

Comprehensive income	961	(63)	—	898

Comprehensive income attributable to equity holders of the Company	336	—	—	336

Comprehensive income attributable to non-controlling interests	625	(63)	—	562

NOTE 3: — SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a. On January 4, 2011, EQY completed an agreement for the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Capital Shopping Centers Group PLC (“CSC”). On the closing date, CapCo held 13 income-producing properties in California with a total area of 240 thousand square meters, comprised of shopping centers, offices, residential buildings and medical office buildings. On the closing date, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. Furthermore, a 78% interest in the Joint Venture, which consists of approximately 70% of the Class A Joint Venture shares and all of the Class B Joint Venture shares were allocated to EQY in exchange for the issuance of a US$600 million promissory note. Class B shares were allocated to EQY as a preferred return instrument. In addition, 4.1 million shares of EQY’s common stock were allocated to LIH in exchange for an assignment of a US$67 million CapCo’s promissory note. Moreover, EQY allocated to LIH one class A share which was converted in June 2011 according to its terms, into 10,000 shares of EQY’s common stock and which under certain limitations confer upon LIH voting rights in EQY, according to its holdings in the Joint Venture’s Units. A mortgage-secured debt amounting to approximately US$243 million (net of U.S.$84.3 million which was repaid in cash by EQY), bearing annual weighted average interest of 5.7%, was assigned to the Joint Venture within the framework of the transaction. Upon the closing of the transaction, the Group’s interest in EQY’s voting rights reached 38.8% (including all of EQY shares held by GAA) and 39.3% economic rights in EQY’s share capital (calculated net of non-controlling interests in GAA). On the closing date, LIH held a 3.85% interest in EQY’s share capital and 13.16% in EQY’s voting rights.

In addition, the Company (through its subsidiaries holding EQY shares; “Gazit”) has entered into a shareholders’ agreement with LIH and CSC (together — the “Liberty Group”) and EQY, which came into effect for a 10 year period on the transaction closing date, which establishes among other things the following terms: (a) Gazit shall support the appointment of one director recommended by the Liberty Group (up to 45% of EQY’s share capital held by Gazit), while the Liberty Group undertook to support the appointment of directors recommended by Gazit; (b) the Liberty Group granted Gazit a right of first offer in the event that EQY shares or the Joint Venture Units are sold, to the extent that this right is not exercised by EQY; (c) the Liberty Group was granted a tag-along right in the event of a Group transaction that involves any change in control of EQY; and (d) the Liberty Group undertook to abstain from taking actions that may constitute an attempt to acquire control of EQY, and undertook not to purchase EQY securities above the agreed-upon threshold.

The shareholders’ agreement is in effect until the earlier of the following: 10 years starting from the engagement date; the date Gazit’s holdings decrease below 20% of the issued share capital of EQY; the date the Liberty Group’s holdings in EQY decrease below 3%.Following the closing of the transaction, the Company will continue to consolidate EQY accounts, due to effective control over EQY.

EQY executed a provisional allocation of the cost of the acquisition to the identifiable net assets of CapCo. Presented below is the fair value of the identifiable assets and liabilities of CapCo at the acquisition date, after being retroactively adjusted following the measurement period adjustment of the fair value of the identifiable assets and liabilities, as permitted pursuant to the provisions of IFRS 3:

		Measurement
	Provisional	Period
	Allocation	Adjustment	Fair Value
	NIS in millions

Cash and cash equivalents	92	—	92
Assets held for sale	465	—	465
Other current assets	14	—	14
Investment property and other non-current assets	1,770	21	1,791

	2,341	21	2,362

Current liabilities	(302)	(9)	(311)
Deferred taxes(2)	(139)	(2)	(141)
Other non-current liabilities	(925)	—	(925)

	(1,366)	(11)	(1,377)

Net assets	975	10	985
Goodwill (gain from bargain purchase)(3)	(63)	85 *)	22

Total acquisition cost(1)	912	95	1,007

*)	Including restatement as a result of correction of an error, see Note 2e.

(1)	The total acquisition cost amounting to U.S.$279.8 million (NIS 1,007 million) is comprised of the issuance of 4.1 million shares of EQY’s common stock valued at U.S.$73.7 million (NIS 265 million) (according to EQY’s share price on the issuance date of U.S.$18.15) and the fair value of the 11.4 million Units presented as non-controlling interest in CapCo, which was estimated by reference to the amount LIH would be entitled to receive upon redeeming its Joint Venture Units for shares of EQY (“Units’ fair value”).

The Units’ fair value was first estimated at U.S.$15.83 per share, or U.S.$179.8 million (NIS 647 million) in aggregate, representing a 12.8% discount on EQY’s share price, mainly due to the restriction on transferability imposed on the Units and the probability that the Units would not be redeemed for EQY shares for at least five years due to tax obligations, which EQY erroneously believed needed to be taken into account in the valuation.

After performing a reexamination of this matter and conducting consultations with its professional advisors, EQY came to the conclusion that the Units’ fair value needed to be calculated without any component of “discount” on EQY’s share price. Hence, following the restatement of the interim financial statements, the Units’ fair value has been estimated at EQY’s closing share price on the date of closing the transaction, namely U.S.$18.15 per Unit, or U.S.$206.1 million (NIS 742 million) in aggregate. Following the correction of the error made by EQY in the measurement of the Units issued to LIH, the Company has corrected its financial statements by means of a restatement (refer also to Note 2d).

(2)	The deferred tax liability solely represents the tax effect of the Company’s share in the temporary difference between the fair value and the tax base of CapCo’s net identifiable assets, which was recorded only at the Company level, due to the fact that EQY and CapCo are REITs for tax purposes, and as such they do not provide for deferred taxes in their financial statements.

(3)	Prior to correcting the aforementioned error, the gain from bargain purchase, in the amount of NIS 63 million, was fully allocated to the non-controlling interests, since the portion allocable to the Company had been eliminated by the provision for deferred taxes as discussed in (2) above. Following the correction of the error and the measurement period adjustment, goodwill in an amount of NIS 22 million has been recorded in the statement of financial position, which has been allocated in full to the equity holders of the Company, after creating the provision for deferred taxes discussed in (2) above and after setting off amount of NIS 66 million bargain purchase gain which had been allocated to the non-controlling interests.

As a result of the decrease in the holding interest in EQY, the Group recognized a NIS 16 million increase in equity, which was charged to the capital reserve from transactions with non-controlling interests.

CapCo’s revenues for the nine and three months ended on September 30, 2011 totaled U.S.$47 million (NIS 164 million) and U.S.$17 million (NIS 62 million), respectively.

CapCo’s net income for the same periods totaled U.S.$44 million (NIS 155 million) and U.S.$11 million (NIS 40 million), respectively.

b. On March 10, 2011 companies owned by Mr. Uri Dori and Mr. David Katz, the partners of the Company in Acad (the “Partners”) submitted an offer to the Company, to buy or sell 50% of Acad’s share capital, according to the “Buy Me Buy You” (“BMBY”) mechanism set out in Acad’s shareholders agreement. On April 3, 2011 the Company notified the Partners that would purchase their 50% interest in Acad at the price indicated in their offer (NIS 82 million (the “transaction price”) reflecting a total value of NIS 164 million of Acad). On April 17, 2011 the transaction closed and commencing on that date Acad was fully consolidated in the financial statements of the Company.

The acquisition was accounted for as a business combination achieved in stages under IFRS 3, with the previously owned 50% interest in Acad revalued to its fair value at the acquisition date according to the transaction price. As a result of such revaluation, the Company recognized a NIS 31 million loss (including the currency translation reserve realization amounted to NIS 12 million) charged to profit or loss.

The Company engaged an external valuer to execute a provisional allocation of the purchase price to Acad’s net identifiable assets at the acquisition date. The fair value of the identifiable assets and liabilities of Acad at the acquisition date are as follows:

Fair value
NIS in million

Cash and cash equivalents	150
Inventory of buildings and apartments for sale	819
Other current assets	674
Non-current assets	311

1,954

Current liabilities	1,152
Non-current liabilities	343
Non-controlling interests	269

1,764

Net assets acquired	190
Gain from bargain purchase	(26)

Total acquisition cost	164

On June 6, 2011, the Company completed an agreement for the sale of 100% of Acad’s share capital to Gazit Development, in which it holds a 75% interest in consideration for NIS 200 million, including NIS 20 million for the assignment of loans that were granted to Acad by the Company.

Acad’s revenues, which were consolidated in these financial statements for the nine and three months periods ended on September 30, 2011, totaled NIS 902 million and NIS 430 million, respectively.

The Company’s share in Acad’s net income for the same periods totaled NIS 25 million and NIS 5 million, respectively.

The Company’s total revenues and net income for the nine months ended on September 30, 2011, assuming a full consolidation of Acad from the beginning of 2011, totaled NIS 4,925 million and NIS 1,238 million, respectively.

c. 1. On January 21, 2011 FCR completed a public offering in Canada of C$150 million par value unsecured debentures (Series L), by way of a shelf prospectus. The debentures bear fixed annual interest of 5.48% paid semi-annually, and are payable in one principal payment in July 2019.

2. On March 22, 2011 FCR completed a public offering in Canada of C$110 million par value of unsecured debentures (Series M) by way of a shelf prospectus. The debentures bear fixed annual interest rate of 5.60% to be paid twice a year and mature in a single payment in April 2020.

3. On April 28, 2011 FCR completed a public offering in Canada of C$57.5 million par value unsecured convertible debentures (series E) by way of a shelf prospectus. The debentures bear annual interest at the rate of 5.40%, payable in two semi-annual payments commencing on September 30, 2011 and are convertible into FCR shares for C$22.62 per share on each day since their listing for trade and payable on January 31, 2019.

According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

4. On June 13, 2011 FCR completed a public offering in Canada of C$65 million par value of unsecured debentures (series M), by a series expansion by way of a shelf prospectus.

5. On August 9, 2011 FCR completed a public offering in Canada of C$57.5 million par value unsecured convertible debentures (series F) by way of a shelf prospectus. The debentures bear annual interest at the rate of 5.25%, payable in two semi-annual payments commencing on September 30, 2011 and are convertible into FCR shares for C$23.77 per share on each day since their listing for trade and payable on January 31, 2019. According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

d. On March 28, 2011, the Company completed an agreement through a wholly-owned subsidiary, for the purchase of 2 million ordinary shares of EQY from Alony-Hetz Properties and Investments Ltd (“Alony-Hetz”), in consideration for US$36.5 million (NIS 125 million).

e. On May 18, 2011, EQY announced a capital-raising through a public offering of 5 million shares in the U.S. at the price of U.S. $19.42 per share (total consideration of U.S $97.1 million). Simultaneously, wholly-owned subsidiaries of the Company purchased from EQY an additional 1.0 million EQY shares in a private placement at the offering price (total consideration of U.S $19.4 million).

In a separate transaction, wholly-owned subsidiaries of the Company also purchased from an entity controlled by Alony-Hetz Properties and Investments Ltd. an additional 1.0 million EQY shares, for a total consideration of U.S$19.3 million.

As a result of the offering and the purchase, the Group’s voting rights decreased to 40.1% and its economic interest decreased to 41.2% (calculated net of non-controlling interests in GAA) and the Group recognized a capital decrease amounting to NIS 2 million charged to capital reserve from transactions with non-controlling interests.

During August and September 2011 the Company through wholly-owned subsidiaries, purchased approximately 1.8 million EQY shares during the trade on the NYSE for a total consideration of U.S.$30.8 million (NIS 114 million). As a result of the purchases, the Group’s voting rights increased to 41.8% and its economic interest increased to 43.1% and the Group recognized a capital decrease amounting to U.S.$6.8 million (NIS 25 million) charged to capital reserve from transactions with non-controlling interests.

f. On March 29, 2011 GAA announced that it had filed a prospectus in Canada for the issuance of up to 18.2 million rights (the “Rights”). The Rights will entitle GAA’s shareholders to subscribe for units (the “Units”) with each Unit consisting of one Common Share and one purchase warrant (the “Warrants”). One Right was issued for each Common Share held by the shareholders of GAA on April 12, 2011. A holder of Rights is entitled to subscribe on May 11, 2011, for one Unit for every two Rights held, at a price of C$6.30 per Unit. Each Warrant entitle the holder to purchase at any time up to November 30, 2016 (the “Expiry Date”), one Common Share at an exercise price of C$7.50 up to April 14, 2014, and at each day thereafter at an exercise price of C$8.50, up to the Expiry Date subject to adjustments in certain events.

A wholly-owned subsidiary of the Company (“the subsidiary”) agreed to exercise all of the Rights issued to it, and to purchase at the applicable Unit price, all Units that were not issued to other shareholders.

On May 16, 2011 the rights issuance was completed and approximately 7.8 million Units were issued in consideration for C$48.9 million. The Subsidiary purchased in the issuance approximately 6.2 million Units (including approximately 0.8 million Units that were not subscribed for by other shareholders) in consideration for C$39.3 million (NIS 141 million). As a result of the Rights offering, the Company’s interest in GAA increased to 73.1% and the Company recognized a capital increase amounting to C$0.4 million (NIS 1.4 million) charged to capital reserve with non-controlling interests.

g. On January 27, 2011, Dori Energy (a wholly-owned subsidiary of U. Dori), which owns 18.75% of the share capital of Dorad Energy Ltd., completed a share issuance of 40% of its share capital and granted a call option (with a fair value of NIS 0.4 million) to purchase additional 10% of its share capital, to Alumey Clean Energy Ltd., in consideration for NIS 50 million. As a result of the share issuance, and due to the loss of control in Dori Energy U. Dori has recognized a NIS 60 million gain, which is presented in the other income section (the Company’s share — NIS 22 million). After the transaction, Dori Energy is proportionately consolidated in the financial statements of U. Dori.

h. Further to the € 2 billion lawsuit filed in England, in August 2010, against Meinl Bank AG (“Meinl Bank”) and related parties (“the English Lawsuit”), and further to the € 1.2 billion lawsuit brought by Meinl Bank and another party against the Company, ATR, and other parties in the Royal Court of the Island of Jersey, in November 2010 (“the Jersey Lawsuit”), in March 2011, Meinl Bank filed a lawsuit against the Company and the Chairman of its Board, Mr. Chaim Katzman, in the District Court of Tel-Aviv-Jaffa. The lawsuit seeks declaratory relief, whereby the defendants will be ordered to compensate Meinl Bank for any sum or remedy awarded against it in the English Lawsuit. The lawsuit also seeks a pecuniary remedy, which is estimated for court fees purposes at NIS 3 million, with respect to Meinl Bank’s expenses in defending the English Lawsuit.

On June 19, 2011, the Company announced that a compromise agreement had been signed between all the parties involved in the lawsuits referred to above, including the Chairman of the Company’s Board and the Company’s former President, as well as other investors in ATR, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. The compromise agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. The compromise agreement also prescribes that ATR and Meinl Bank are to take steps to terminate certain business relationships that exist between them, including replacing Meinl Bank as the trustee for ATR’s debentures.

On July 28, 2011, the prerequisites for the compromise agreement were met and the aforesaid agreement went into full effect. From the same date, the parties are taking action to withdraw all the legal proceedings still outstanding between them.

i. On May 19, 2011 Moody’s Midroog announced a rating increase for all of the Company’s series of outstanding debentures from A1 to Aa3 and confirmed its stable outlook.

On August 2, 2011 Maalot S&P confirmed an A+ rating for all of the Company’s series of outstanding debentures, with upgrading its outlook forecast from stable to positive.

j. On July 14, 2011 CTY completed an offering of 33 million shares to Finnish and international investors in a price of EUR 3.02 per share with total consideration of EUR 99.7 million (NIS 493 million) before issuance expenses. In the framework of the offering the Company purchased 14.9 million shares in the offering price in total consideration of 45.0 EUR million (NIS 222 million).

During August and September 2011 the Company purchased approximately 2.2 million CTY shares during the trade on the Helsinki stock exchange for a total consideration of NIS 28 million. As a result of the offering and the purchases the Company’s interest in CTY increased from 47.3% to 47.8% and the Company recognized a capital increase amounting to NIS 13 million, charged to capital reserve from transactions with non-controlling interests.

k. In July 2011, FCR announced a temporary reduction in the conversion price of its convertible debentures (series A and B) up to a principal amount of C$212.8 million, from C$16.425 per share to C$16.25 per share, for a 35 days period ended on August 16, 2011 (“the Period”). During the Period C$84.7 million principal amount of convertible debentures (series A and B) were converted into 5.21 million FCR shares, including C$74.0 million principal amount of convertible debentures that were converted into 4.55 million FCR shares by a wholly-owned subsidiary of the Company. As a result of the conversion the Company’s interest in FCR increased to 49.6%.

l. During August and September 2011 the Company through wholly-owned subsidiaries, purchased approximately 4.6 million ATR shares during the trade on the Vienna stock exchange for total consideration of EUR 15.6 million (NIS 79 million). As a result of the purchases the Company’s interest in ATR increased from 30.0% to 31.2% and the Company recognized a gain from negative goodwill amounting to EUR 11.6 million (NIS 58 million), presented in other income, which was measured as the difference between the fair value of ATR’s net identifiable assets acquired and the consideration paid.

m. In August 2011 the Company’s Executive Chairman of the Board and the controlling shareholder, Mr. Chaim Katzman, and the Executive Vice Chairman of the Board, Mr. Dori Segal, notified the Company of irrevocable waiver amounting to NIS 7.1 million and NIS 2.9 million, respectively, of the bonus to which they are entitled to with respect to 2011 to the extent that they would be entitled to a bonus according to the Company’s results in 2011 in entirety. The Company recognized the respective amount of waiver that relates to the reporting period, net of tax impact (amounting to NIS 3.3 million), with respect to its controlling shareholder, directly in the other reserves section of equity.

n. On September 5, 2011 the Company completed by way of a shelf offering report, an initial public issuance of NIS 451 million par value debentures (series K) for a net consideration of NIS 446 million. The debentures (series K) are linked to the Israeli Consumer Price Index (principal and interest), bear fixed annual interest at the rate of 5.35%, payable twice a year on March 31 and September 30 and are payable in five principal payments as follows: the first payment of 10% of the principal, payable on September 30, 2018, the second payment of 15% of the principal, payable on September 30, 2020 and the third, fourth and fifth payments of 25% of the principal each, payable on September 30 of each of the years 2022-2024.

o. On September 26, 2011 EQY announced that it had entered into an agreement to sell 36 shopping centers that are predominately located in Atlanta, Tampa and Orlando markets, comprising 360 thousand square meters (3.9 million square feet), for U.S.$473.1 million (NIS 1.8 billion). These assets were encumbered by mortgage loans having an aggregate principal balance of U.S. $173 million (NIS 0.6 billion). The Company presents these assets and the attributed liabilities as “assets held for sale” and “liabilities attributable to assets held for sale”. As a result of the transaction, EQY recognized an impairment loss on the group of assets and liabilities held for sale, in the amount of U.S.$8 million (NIS 28 million), presented in “other expenses”.

NOTE 4: — EVENTS AFTER THE REPORTING DATE

a. On November 20, 2011 the Company declared a dividend in the amount of NIS 0.39 per share (a total of approximately NIS 60 million), to be paid on December 28, 2011, to the shareholders of the Company on December 12, 2011.

b. In early November 2011, a Memorandum of Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011 (“the Memorandum of Law”), was published. The Memorandum of Law proposes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Memorandum of Law also proposes to raise the corporate tax rate to 25% in 2012. In view of the proposed increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased.

The effects of the Memorandum of Law will be recognized in the financial statements to be published for the period that includes the date the Law is substantively enacted.

Based on the balances of deferred taxes as of September 30, 2011, the Company estimates that the effect on equity, net income and comprehensive income as a result of the issuance of the Memorandum of Law will be a decrease in the amount of approximately NIS 83 million, (NIS 73 million equity holders of the Company share). These amounts could increase or decrease based on the final approval of the Memorandum of Law by the Israeli Parliament.

c. On November 15, 2011, the employment agreement from February 2000, between the Company and Mr. Chaim Katzman, the Executive Chairman of the Company’s Board of Directors and its controlling shareholder, expired. The employment agreement was not renewed pursuant to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the approval — once every three years — of engagements between a public company and its controlling shareholder, with respect to the terms of his appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman is entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. However, Mr. Katzman has notified the Company that he is waiving his right to the aforesaid payment in full.

Likewise, on November 15, 2011, the employment agreement from October 2004, between the Company and Mr. Dori Segal, the Executive Vice-Chairman of the Company’s Board of Directors, also expired. The agreement expired in the wake of a notice sent by the Company to Mr. Segal regarding non-renewal of the agreement with him. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal is entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010. However, Mr. Segal has notified the Company that he is waiving his right to the aforesaid payment in full.

It is hereby clarified that, despite the expiration of the agreements, Mr. Katzman and Mr. Segal are continuing to fulfill their duties as Executive Chairman of the Company’s Board of Directors and Executive Vice-Chairman of the Company’s Board of Directors, respectively. The Company is currently drafting new employment and compensation arrangements with Messrs. Katzman and Segal, in light of the considerable importance that it ascribes to their continued employment with the Company.

NOTE 5: — OPERATING SEGMENTS

Commencing January 1, 2011 FCR has adopted IFRS in Canada. The Company’s management had analyzed the segment of “Shopping centers in Canada” in the past according to Canadian GAAP and starting FCR’s IFRS adoption in Canada it analyzes the segments results under IFRS. For comparative purposes, the information of the segment was retroactively adjusted, (the impact is on the segment footnote only).

				Shopping
				Centers in	Initiation
	Shopping		Shopping	Central	and
	Centers	Shopping	Centers in	and	Performance of
	in the	Centers in	Northern	Eastern	Contract	Other
	U.S.	Canada	Europe	Europe	Works	Segments	Adjustments	Total
	Unaudited
	NIS in millions

For the nine month period ending September 30, 2011:
Segment revenues	776	1,410	800	267	902	444	149	4,748

Segment earnings	282	844	444	170	46	241	1,128	3,155

Financial expenses, net								(1,658)

Income before taxes on income								1,497

				Shopping	Initiation
	Shopping		Shopping	Centers in	and
	Centers	Shopping	Centers in	Central and	Performance of
	in the	Centers in	Northern	Eastern	Contract	Other
	U.S.	Canada*)	Europe	Europe	Works	Segments	Adjustments*)	Total
	Unaudited
	NIS in millions

For the nine month period ending September 30, 2010:
Segment revenues	803	1,284	725	239	490	372	(12)	3,901

Segment earnings	272	775	412	110	15	199	725	2,508

Financial expenses, net								(991)

Income before taxes on income								1,517

*)	Retroactively adjusted.

Segment assets

					Shopping	Initiation
				Shopping	Centers in	and
	Shopping		Shopping	Centers in	Central-	Performance
	Centers in		Centers in	North	Eastern	of Contract	Other		Consolidation
	U.S.**)		Canada	Europe	Europe	Works***)	Segments		Adjustments	Total
Unaudited
NIS in millions

September 30, 2011	11,709		20,305	12,812	4,284	1,764	7,353		5,519	63,746

December 31, 2010 (audited)	8,142	*)	17,277	11,337	3,425	693	6,153	*)	5,523	52,550

*)	Retroactively adjusted.

**)	The increase in segment assets in “Shopping centers in U.S” is due mainly to the acquisition of CapCo, refer to Note 3a.

***)	The increase in segment assets in “initiation and performance of contract works” is due to the acquisition of additional 50% of Acad’s share capital and its initial full consolidation, refer to Note 3b.

-----------------

PROSPECTUS
          , 2011

Citigroup	Deutsche Bank Securities

Barclays Capital

Through and including     , 2012 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors, Officers and Employees

An Israeli company may indemnify a director or officer in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our articles of association provide that we are permitted to indemnify directors and to the fullest extent permitted or to be permitted by the Israeli Companies Law.

An undertaking provided in advance by an Israeli company to indemnify a director or officer with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or based on a criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the above-mentioned events and amount or criteria.

In addition, a company may indemnify a director or officer against the following liabilities incurred for acts performed as director or officer:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the director or officer was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer if and to the extent provided in the Company’s articles of association:

•	a breach of duty of loyalty to the company, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of a director or officer; and

•	a financial liability imposed on the director or officer for the benefit of a third party.

An Israeli company may not indemnify or insure a director or officer against or for any of the following:

•	a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice harm the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the director or officer;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit imposed on the director or officer.

Under the Israeli Companies Law, indemnification and insurance of directors and officers must be approved by our audit committee and our board of directors and, in respect of our directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, by our shareholders. Our directors and officers are currently covered by a directors and officers’ liability insurance policy with respect to specified claims. To date, other than with respect to the claims related to Atrium described in this registration statement, no claims for liability have been filed under this policy. In addition, we have made indemnification undertakings with respect to each of our directors and officers providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as such. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, the registrant has issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

Distribution
	Title and Number of				Discount or
Date of Sale or Issuance	Securities	Consideration	Distributors	Purchasers	Commission

February 2009	NIS 403.7 million in par value of Series J Debentures and 2,100,000 warrants to purchase debentures of par value NIS 100	NIS 405 million	Leader Issuances (1993) Ltd.; Clal Finance Underwriting Ltd; Excellence Nesua Underwriting (1993) Ltd; Poalim IBI Underwriting Ltd.; Leumi Partners Underwriters Ltd.; Menora Mivtachim Underwriters & Management Ltd; Apex Underwriting & Issue Management Ltd .	Public offering	NIS 1,321,448
May 2009	NIS 123.5 million in par value of Series I Debentures	NIS 120 million	Leader Issuances (1993) Ltd.; Clal Finance Underwriting Ltd.; Leumi Partners Underwriters Ltd.; Apex Underwriting & Issue Management Ltd; Excellence Nesua Underwriting (1993) Ltd; Poalim IBI Underwriting Ltd; Menora Mivtachim Underwriters & Management Ltd	Public offering	NIS 396,001
December 2009	NIS 74 million in par value of Series E Debentures and NIS 155.3 million in par value of Series I Debentures	NIS 231 million	Leader Issuances (1993) Ltd.; Clal Finance Underwriting Ltd.; Leumi Partners Underwriters Ltd.; Apex Underwriting & Issue Management Ltd; Excellence Nesua Underwriting (1993) Ltd; Poalim IBI Underwriting Ltd; Menora Mivtachim Underwriters & Management Ltd	Public offering	NIS 692,844
October 2009	7,250,000 ordinary shares plus warrants exercisable for 2,420,000 ordinary shares	NIS 33.50 per share		Psagot Provident Fund Ltd. and funds affiliated with Clal Insurance Ltd.	—
November 2009	1,500,000 ordinary shares plus warrants exercisable for 500,000 ordinary shares	NIS 33.50 per share		Norstar	—
February 2010	NIS 177.5 million in par value of Series D Debentures	NIS 200 million		Institutional Investors	—
July 2010	NIS 431 million in par value of Series I Debentures	NIS 497 million	Leader Issuances (1993) Ltd.; Clal Finance Underwriting Ltd.; Leumi Partners Underwriters Ltd.; Apex Underwriting & Issue Management Ltd; Excellence Nesua Underwriting (1993) Ltd; Barak Capital Underwriting Ltd; Poalim IBI Underwriting Ltd; Menora Mivtachim Underwriters & Management Ltd	Public offering	NIS 1,502,585
November 2010	15,500,000 ordinary shares	NIS 42.00 per share	Leader Issuances (1993) Ltd.; Clal Finance Underwriting Ltd.; Leumi Partners Underwriters Ltd.; Apex Underwriting & Issue Management Ltd; Barak Capital Underwriting Ltd; Poalim IBI Underwriting Ltd	Public offering	NIS 4,026,000
September 2011	NIS 451.05 million in par value of Series K Debentures	NIS 446 million	Leader Issuances (1993) Ltd; Clal Finance Underwriting Ltd.; Leumi Partners Underwriters Ltd; Discount Underwriting & Issuances Ltd.; Apex Underwriting & Issue Management Ltd; Excellence Nesua Underwriting (1993) Ltd; Barak Capital Underwriting Ltd; Meitav Issuances & Financing Ltd.; Poalim IBI Underwriting Ltd	Public offering	NIS 1,177,330

In addition, during the past three years, the registrant issued to its officers, directors and employees options to purchase 2,289,200 ordinary shares of the registrant pursuant to compensatory benefit plans or other written contracts or arrangements related to compensation in reliance on Regulation S and Rule 701.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

EXHIBIT INDEX

No.	Description

1.1	Form of Underwriting Agreement.*
3.1	Articles of Association of the Registrant, as currently in effect.¥
3.2	Form of Articles of Association of the Registrant, to be in effect upon completion of the offering if approved at the extraordinary general meeting scheduled for December 13, 2011.¥
3.3	Form of Articles of Association of the Registrant, to be in effect if approved at the Extraordinary General Meeting. ¥
3.4	Memorandum of Association of the Registrant, as currently in effect and to be in effect upon completion of the offering. ¥
3.5	Form of Memorandum of Association of the Registrant, to be in effect if approved at the Extraordinary General Meeting. ¥
5.1	Opinion of Meitar Liquornik Geva & Leshem Brandwein as to the validity of the ordinary shares (including consent).*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain U.S. federal tax matters (including consent).*
10.1	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009.
10.2	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009.
10.3	Equityholders Agreement among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc., dated May 23, 2010.
10.4	Amendment No. 1 among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., Ficus, Inc. and Gazit First Generation LLC.
10.5	Intercompany Agreement among the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., and Ficus, Inc, dated as of May 23, 2010.
10.6	2011 Shareholders’ Agreement among Alony Hetz Properties & Investments, Ltd., A.H. Canada Holdings Ltd., the registrant, Gazit Canada Inc., and Gazit 2003 Inc., dated January 9, 2011.
10.7	Facility Agreement between the registrant, Bank Hapoalim, Israel Discount Bank Ltd and Union Bank of Israel Ltd., dated November 29, 2009, and amendments thereto.+
10.8	Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated May 17, 2010, and amendment thereto. ¥+
10.9	Facility Agreement between the registrant and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto.+
10.10	Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto.+
10.11	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated April 17, 2011 and Amended and Restated Additional Conditions for Granting Credits, dated June 21, 2011.+
10.12	Amended and Restated Loan Agreement among Gazit First Generation LLC, the registrant and Bank Leumi USA, dated June 21, 2011.+
10.13	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009.
10.14	Amended and Restated Co-operation and Voting Agreement between Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm.
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.3	Consent of KPMG Channel Islands Limited, independent public accounting firm.
23.4	Consent of Meitar Liquornik Geva & Leshem Brandwein (included in Exhibit 5.1).

No.	Description

23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).
23.6	Consent of Cushman & Wakefield, Inc., source for third party industry data.
24.1	Powers of Attorney (included in signature page to Registration Statement).
99.1	Consent of Gary Epstein (Director Nominee)
99.2	Consent of Douglas Sesler (Director Nominee)

¥	English translation of original Hebrew document.

*	To be filed by amendment.

+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.

(b)	Financial Statement Schedules

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To provide the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on this 5th day of December, 2011.

GAZIT-GLOBE LTD.

By:	/s/ Aharon Soffer
Aharon Soffer
President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of Gazit-Globe Ltd. whose signature appears below hereby appoints Gadi Cunia and Eran Ballan, and each of them severally, acting alone and without the other, his/her/its true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name		Title	Date

/s/ Aharon Soffer Aharon Soffer		President (principal executive officer)	December 5, 2011

/s/ Gadi Cunia Gadi Cunia		Chief Financial Officer (principal financial officer and principal accounting officer)	December 5, 2011

/s/ Chaim Katzman Chaim Katzman		Chairman of the Board	December 5, 2011

/s/ Arie Mientkavich Arie Mientkavich		Director	December 5, 2011

/s/ Dori Segal Dori Segal		Director	December 5, 2011

/s/ Yair Orgler Yair Orgler		Director	December 5, 2011

/s/ Haim Ben-Dor Haim Ben-Dor		Director	December 5, 2011

/s/ Shaiy Pilpel Shaiy Pilpel		Director	December 5, 2011

/s/ Noga Knaz Noga Knaz		Director	December 5, 2011

Gazit Group USA, Inc.

By:	/s/ Aharon Soffer /s/ Gadi Cunia Name: Aharon Soffer & Gadi CuniaTitle: President & Senior Executive VP & CFO	Authorized Representative in the United States	December 5, 2011